Form 20-F
period 1996-12-31
DSG INTERNATIONAL LTD
filed 1997-06-06
CIK 883230

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM 20-F

                            ANNUAL REPORT PURSUANT TO
           SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                         Commission file number 33-45136

                            DSG INTERNATIONAL LIMITED
                      -------------------------------------
                  (Exact name of Registrant as specified in its
                                    charter)

                      -------------------------------------
                     (Translation of Registrant's name into
                                    English)

                             British Virgin Islands
                      -------------------------------------
                        (Jurisdiction of incorporation or
                                  organization)

                               17/F Watson Centre
                    16-22 Kung Yip St., Kwai Chung, Hong Kong
                             Tel. No. 852-2427-6951
                      -------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class              Name of each exchange on which registered
   -------------------              -----------------------------------------
          None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           Ordinary Shares, par value
                       $0.01 per share ("Ordinary Shares")
                      -------------------------------------
                                (Title of Class)

                      -------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                      -------------------------------------
                                (Title of Class)

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                            Ordinary Shares 6,678,359

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                    [X] Yes                  [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.


                    [ ] Item 17              [X] Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

  Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                    [ ] Yes                  [ ] No


================================================================================

ITEM 1. DESCRIPTION OF BUSINESS.

A. THE COMPANY

  The Company was founded in Hong Kong in 1973, and was the first manufacturer of disposable diapers in Hong Kong and one of the first companies to offer disposable diapers to Hong Kong consumers. The Company also exports its products from Hong Kong to other countries in Asia, including Singapore, Thailand and Malaysia.

  In 1984, the Company established a manufacturing facility in California through a joint venture with a large French disposable diaper manufacturer, and later that year acquired full ownership of that facility.

  In 1987, the Company acquired the U.S. assets of a major private label disposable diaper manufacturer which was in bankruptcy, and was thus able to establish a second manufacturing facility at Norcross, Georgia to serve the central, southeastern and northeastern United States. As a result, the Company was able to move its "FITTI(R)" brand into U.S. national distribution.

  In 1988, the Company acquired all the assets of an unprofitable private label disposable diaper manufacturer in Australia. Also in 1988, the Company acquired the assets, including brand names, of the unprofitable disposable diaper manufacturing division of a major U.K. consumer products company.

  In September 1991, the Company opened a new manufacturing facility in Singapore to relieve capacity constraints at its Hong Kong facility and to better service South East Asian markets.

  On March 6, 1992, the Company commenced the initial public offering in the United States of its Ordinary Shares.

  In July 1993, the Company acquired all the assets of a private label disposable diaper and feminine napkin manufacturing division of a Swiss company. In September 1993, the Company acquired an unprofitable private label disposable diaper and feminine napkin manufacturing company in Canada. At the end of December 1993, the Company further acquired an unprofitable branded product disposable diaper manufacturer in the United Kingdom.

  In May 1994, the Company formed a joint venture company with its former distributor in Thailand to acquire the entire capital of the distributor's company and to build a plant in Bangkok, Thailand to manufacture baby diapers and adult incontinence products. The Company owned an 80% interest in the joint venture company. In August 1994, the Company acquired the entire capital of a manufacturer of adult incontinence products in Switzerland. In November 1994, the Company opened its new plant in Zhongshan, Guangdong in the People's Republic of China.

  In April 1995, the Company's management group, led by the Chairman, Brandon Wang, and two other equity investors proposed a going private transaction to which the holders of all the outstanding shares of the Company held by the public would receive $19 per share. On May 26, 1995, after a review by a Special Committee of independent directors appointed to consider and advise on the proposal, the Board of Directors approved the going private transaction at a price of $19.25 per share and authorized the Company to enter into a merger agreement with corporations that had been formed by the management group. On July 7, 1995 the merger agreement that had been entered into as of May 26, 1995 to effect the going private transaction was terminated because there was no reasonable possibility that certain conditions of the merger agreement could be satisfied within the time period stipulated in the agreement as there was no reasonable prospect that financing would be available on satisfactory terms within such time period.

  In September 1995, the Company opened its new plant in Bangkok, Thailand. In October 1995, the Company established a wholly-owned subsidiary in Malaysia to assist with the marketing and distribution of the Company's products in Malaysia.

  In November 1996, the Company invited its public shareholders to tender their shares to the Company at prices not greater than $14.50 nor less than $12.75 per share. The tender offer closed on December 13, 1996 and the Company purchased 1,003,641 shares from the public shareholders at a price of $14.50 per share.

  DSG International Limited is incorporated in the British Virgin Islands and has its principal executive office at 17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, Hong Kong. Its telephone number is (852) 2427-6951.

B. BUSINESS

1. General

  The Company manufactures and markets disposable diapers primarily under its own brand names, which include "FITTI(R)", "PET PET(R)", "COSIES(R)", "COSIFITS(R)", "BABY LOVE(R)", "TOGS(R)", "CARES(R)", "VLESI(R)", "DISPO 123(TM)" and "CERTAINTY(R)". The Company also manufactures and markets disposable diapers and feminine napkins under private labels. The Company's products are sold internationally, with its eleven manufacturing facilities being in Hong Kong, the United States, Australia, the United Kingdom, Singapore. Switzerland, Canada, the People's Republic of China ("PRC") and Thailand.

  The Company's operation in the United States, the Company's largest operation, in association with the Company's operation in Canada, manufactures and distributes branded and private label disposable baby diapers, adult incontinence products, feminine napkins and training pants products for the North American market. With sales in 48 states, the Company's "FITTI(R)" brand is one of the best selling brands of disposable baby diapers in the United States (excluding retailers' private labels), with a market share in the food and grocery store sector estimated by the Company to be approximately 3% on a volume basis.

  In Australia, where the Company is one of the leading disposable baby diaper manufacturers, the Company estimates that it has an overall market share of approximately 22% on a volume basis, placing it second in that market. The Australian market is divided into the pharmacy sector and the grocery store sector, and the Company is currently providing brands of both premium quality and ultra quality to both of these market sectors. The Company also markets disposable baby diapers under private labels. In 1996, the Company's private labels accounted for approximately 16% of its Australian sales.

  The Company estimates that its share of the disposable baby diaper markets in Hong Kong, Singapore and Malaysia ranges from 20% to 25%, placing it one of the market leaders in those countries. In the PRC and Thailand, the Company's leading brands, "FITTI(R)" and "PET PET(R)", are well established. With its manufacturing plants in the PRC and in Thailand, the Company believes that it will continue to expand sales in the PRC, Thailand and other markets in the Asia Pacific region. The Company entered the Asian adult incontinence market through its operation in Thailand in 1995 with the launch of its "DISPO 123(TM)" brand. The Company believes that the market for adult incontinence products will provide good growth and profit opportunities for the Company.

  In the United Kingdom, the Company continues to emphasize its branded products as the Company has seen vigorous consolidation of private label manufacturers in the United Kingdom. In Switzerland, the Company's operation near Zurich manufactures primarily private label disposable baby diapers and feminine napkins for a major retail group which has over a 50% share of the retail trade in Switzerland. The Company also manufactures and distributes its "FITTI(R)" brand products for Switzerland and other European markets but the expected growth is limited by other nationally advertised brands. The Company's operation in the Eastern region of Switzerland manufactures and distributes its branded "VLESI(R)" and other private label adult incontinence products for the domestic market in Switzerland and for other European markets.

  The Company's marketing strategy is to provide retailers and wholesalers with a quality, value-oriented product which offers good profit margins, combined with a high level of service, rather than attempting to mass market its products in competition with the industry leaders. The Company believes that its attention to raw material costs and manufacturing efficiency, combined with careful control of advertising and promotional costs, enables it to produce and market value-oriented products at competitive prices. The Company targets niche markets, including selected geographical areas, customer categories, pricing categories and distribution channels. Consistent with this overall strategy, each of the Company's geographic operations has a high degree of autonomy to determine its own brand and product specifications and sales and marketing policies. In those countries where the Company manufactures for private label customers, the Company utilizes its expertise gained in marketing its own brands to work together with the private label customer to develop suitable products and packaging for the targeted markets.

  The Company's growth strategy is to target its branded products at selected sectors of mature markets, such as the United States and Western Europe, and to take a broader marketing approach in less developed markets where there is a high rate of growth in disposable diaper usage. The Company believes that its manufacturing facilities in Asia and Australia will enable it to participate in the expected growth of those markets. In the past, the Company has expanded its business into new markets by acquiring the assets of unprofitable disposable diapers and feminine napkins manufacturers in the United States, Australia, the United Kingdom, Canada and Switzerland. The Company intends to seek further opportunities to expand through acquisitions and will establish its own manufacturing facilities in emerging markets which offer significant potential, such as the Company's facilities in the PRC and Thailand which were opened in 1994 and 1995 respectively.

  Raw materials account for about three-quarters of the cost of goods sold. The principal raw material is fluff wood pulp, the cost of which increased significantly in 1995 but declined in 1996. The improved profitability which resulted from the softening of fluff wood pulp prices was partially offset by the continued intense price and promotional competition, especially in North America.

  Disposable diapers are designed and marketed with two basic objectives in mind: to afford parents of infants up to two and one-half years of age the convenience of diapers which are disposed of after one use; and to reduce the risk of chapping ("diaper rash") which often occurs when moisture from a soiled diaper remains in contact with the baby's skin. The basic concept of most disposable diapers on the market is the same: to allow moisture to pass through a soft inner layer which is in contact with the baby's skin into a highly absorbent inner core, from which the moisture is prevented from escaping by an outer moisture-proof backsheet. There are significant differences in quality among the various disposable diapers currently on the market. The most important quality features of disposable diapers are their ability to absorb and retain fluids, to prevent leakage through leg and waist openings by the use of elasticized bands, and to be easily fitted and held in place by adhesive tapes which secure the diaper firmly without causing discomfort to the baby. Broadly, disposable diapers are divided into two types: thicker "regular" diapers which use primarily fluff wood pulp as the absorption medium; and thinner "ultra" diapers which use less fluff wood pulp and employ a super absorbent polymer in the absorbent core. Other features, such as innovative fastenings, attractive designs, extra-dry sublayer, gender specific absorbent cores, stand-up leg gathers, elastic waistband and packaging help to differentiate products from one another.

  The most important quality features of feminine napkins are their ability to fit and their ultra ability of absorbing and retaining fluid. The Company's feminine napkin manufacturing equipment is able to provide quality features and to tailor customers' product specifications.

  Adult incontinence products are designed for the convenience of males and females having various degrees of incontinence. The basic concept of most adult incontinence products is to prevent leakage of urine and faeces by absorbing the moisture into a highly absorbent inner core and retaining the soiled contents within an outer moisture proof backsheet. Similar to disposable diapers, the most important quality features of adult incontinence products are their ability to absorb and retain fluids, to prevent leakage through leg and waist openings by the use of elasticized bands, and to be easily fitted and held in place by adhesive tapes which secure firmly without causing discomfort to the user. The absorption media for adult incontinence products are fluff wood pulp and super absorbent polymer. Other features, such as wetness indicator, stand-up leg gathers, elastic waistband, frontal tape closure system and packaging help to differentiate products from one another.

  The Company believes that there is significant potential for adult incontinence products due to the aging populations of the industrialized and developed countries. The Company has entered the adult incontinence market, and has established and acquired manufacturing facilities in Thailand and Switzerland. The Company believes that with its three strategically located manufacturing facilities, the Company is able to expand its sales of adult incontinence products in the markets in North America, Europe and Asia. The Company introduces adult incontinence products into its markets in a manner consistent with its niche market strategy, and believes that the key to successful marketing of this type of product is the high and prompt level of service from the manufacturer and distributor, regular contact with institutions to ensure proper usage of the products, and providing a range of products of high quality and performance.

FORWARD-LOOKING STATEMENTS

  The Company believes the fluff wood pulp prices will remain stable and that the intense price and promotional competition, especially in North America, will continue in 1997.

RISK FACTORS

  The Company's forward-looking statements are based on the Company's assumptions regarding the economies and market conditions in the countries in which it operates, and certain assumptions regarding the price of raw materials, including fluff wood pulp.

  If the Company's actual performance differs materially from its projections which are based on assumptions regarding the economies and market conditions in the countries in which it operates, the Company's actual results could vary significantly from the performance projected in the forward-looking statements.

2. Geographic Segment Information

  The following table sets forth the percentage of the Company's net sales and operating income (loss) by geographic market.

                                             1996            1995            1994
                                             ----            ----            ----
Net sales
     North America .............             39.2%           45.3%           50.7%
     Australia .................             20.2            18.0            17.6
     Asia ......................             25.6            19.5            16.9
     Europe ....................             15.0            17.2            14.8
                                            -----           -----           -----
                                            100.0%          100.0%          100.0%
                                            =====           =====           =====

                                           1996               1995           1994
                                           ----               ----           ----
Operating income (loss)
  North America.................            65.9%             106.8%         88.8%
  Australia.....................            32.6               25.3%         26.8
  Asia..........................            42.7               34.4          16.6
  Europe........................             0.2              (24.5)         (5.8)
  Corporate expenses............           (41.4)             (42.0)        (26.4)
                                           -----              -----         -----
                                           100.0%             100.0%        100.0%
                                           =====              =====         =====

a. North America

i.  Products

  The Company manufactures and distributes disposable baby diapers, disposable training and youth pants, adult incontinence products and feminine protection products throughout North America under the brand names of "FITTI(R)" and "CERTAINTY(R)", as well as a growing number of different private label brands. "FITTI(R)" baby diapers are available in both Ultra-Thin and Supreme (cloth back) varieties. The "FITTI(R)" baby diaper brand is a full-featured product, recognized for its unique wetness indicator... a cute print that fades away when the diaper becomes wet. The "FITTI(R)" brand name is also used with the Company's disposable training pants and the new DRI-NITE JUNIOR youth pants. These pant products feature cloth-like covers, tear-away side panels, and comfortable waist and hip elastic. Another product in the "FITTI(R)" line-up is Insert Shields, a product designed to be used as a diaper insert or a disposable pad for light incontinence.

  "FITTI(R)" remains the only "value-brand" in the market to offer a supreme style diaper, other than private labels. This product incorporates the cloth-like DrySoft cover, along with a SoftGrip mechanical tape closure system. The Company has also launched economical "jumbo" packs to the marketplace under the "FITTI(R)" brand. These have been very well accepted by retailers and consumers alike, and initial gains in expanding distribution of these products have been strong.

  The Company continues to expand its private label diaper business throughout North America with customers like Walgreens Drug, Woolworths, A&P, Topco, Shurfine International, Hannaford Bros, McLane (division of Wal-Mart) and Costco Wholesale. On the feminine hygiene side, the Company's focus remains on private label with major North American retailers like Safeway, Walgreens, A&P, Sobeys, Kmart and Uniprix Drug. In the external feminine protection segment, the Company provides a full range of quality products including contour, winged, ultra-thin and panty liner products.

  The Company successfully launched its adult incontinence products in late 1996. The products are available under both the "CERTAINTY(R)" brand name as well as selected private labels. Offered under the "CERTAINTY(R)" brand are briefs, feminine bladder control pads, and feminine bladder control guards. All of these products provide the incontinent sufferer with product features and performance that the Company believes are far superior to any other brand now available in North America. In all cases, the Company is offering products with genuine points of difference and exclusive benefits. This has helped enhance acceptance of this new program. Other new products are on the horizon, which will assure the Company's position as the sole provider of "premium" products. The "CERTAINTY(R)" brand is gaining good distribution with retailers like ShopRite, Pathmark, A&P, Meijer Stores, Longs Drug, Albertsons and Fred Meyer. Private label partnerships are being developed with major retailers like Walgreens, Rite-Aid and Eckerd Drug.

ii. Sales and Marketing

  Disposable diapers are believed to account for more than 90% of the baby diaper changes in North America. The market can be divided into several segments: brands that are advertised and sold nationally; brands that are not widely advertised but are sold nationally; brands sold only in specific regional areas; and baby diapers sold under the private labels of retailers. The nationally advertised brands now account for roughly 75% of all sales. The Company continues to expand its distribution base on its "FITTI(R)" brand with new retail customers coming on board in Canada, the United States and Puerto Rico. Puerto Rico and the Virgin Islands represent an excellent opportunity for additional sales and expanded retail distribution. Sales of the "FITTI(R)" brand disposable training pants have been excellent with steady volume growth. The product was repositioned in 1996 with better features for the consumer at no additional cost.

  The Company has divided the North American market primarily into four regions: the Western region serviced out of the Los Angeles facility, the Canadian region which encompasses Canada and parts of the Northeastern United States serviced by the Brantford, Ontario facility in Canada; and the Southeastern, Midwestern and Caribbean regions are serviced by the Company's facility in Atlanta, Georgia. Sales and marketing efforts are managed by a direct sales management team, which utilizes a national network of independent, commissioned brokers to sell directly to retailers and distributors/wholesalers. These brokers serve as the Company's sales agents within defined territories to monitor sales, implement company sanctioned trade promotions and handle all retail merchandising responsibilities for complete line of the Company's products. The Company remains committed to its marketing philosophy of direct account call responsibility for all of its sales management personnel. This allows the Company to provide a high degree of category expertise/education and to remain flexible and responsive to trade and market needs. In addition, the strategic location of its North American manufacturing facilities has enabled the Company to achieve average shipping transit time of one to two days for most North American destinations.

  Branded Products. While sales volume declined slightly from 1995 levels due to the continuing intense price and promotional pressure and a declining birth rate in the North American market, "FITTI(R)" continued to enjoy a significant share of the United States disposable baby diaper market. For the quarter ended December 31, 1996, "FITTI(R)" brand's share was 3% of the total units of disposable baby diapers and training pants sold in grocery outlets in the United States. The grocery store sector represents approximately 56% of the $4 billion in the United States retail market. The Company's products are sold nationwide and "FITTI(R)" Medium and Large Ultra-Thin sizes both rank in the top 35 quartile in actual unit sales for the total U.S. grocery market, out of more than 150 items in national distribution. In certain markets, such as New York, the nation's largest retail market, the Company believes that the "FITTI(R)" brand share is much greater than conventional market share data would indicate because of the high percentage of "FITTI(R)" brand diapers being sold through wholesale and inner city outlets that are not reporting to typical market research organizations. With only 35% of the actual volume reflected by market share data, "FITTI(R)" achieved a share of 7.2% of that market for the quarter ended December 31, 1996. This compares to a market share of 4.7% for the quarter ended March 31, 1996. In other markets such as Arizona, Kansas, Oklahoma and Colorado, the Company believes that the "FITTI(R)" brand's market share remains in excess of 10% of all units sold in grocery outlets. The Company concentrates its efforts and marketing activities on providing wholesalers and retailers with above average profit margins, packaging with great shelf impact, creative and effective promotions combined with very efficient distribution, electronic data interchange capability and a high level of customer service. The Company was the first diaper manufacturer to offer a unique "free pre-paid long distance phone card offer" to the consumer. The promotion was very successful at generating "FITTI(R)" trial by targeting a high telephone user group: new, young parents and grandparents. The Company provides consumers with affordable retail price points, unique product features and the value-added combination of quality products at lower prices. The Company has grown its business with a concentrated effort against the primary diaper selling class of trade... grocery. The Company enjoys good retail distribution of its "FITTI(R)" brand and very good working relationships with major national and regional grocery retailers such as Kroger, Pathmark, Shop Rite, A&P, Winn Dixie, Albertsons, Super Value, Fleming, Giant Eagle, King Soopers, Ralphs Grocery and Stop & Shop. The Company continues to target the non-food class of trade as a major area of opportunity for growth in the future. Current non-food retail partners include Ames, Shopko, Woolworth, Kmart/Canada, PharMor and Meijer.

  The Company began its launch of adult incontinence products in 1996. On the branded side, "CERTAINTY(R)" is off to an excellent start. Initial retail distribution gains have been made at major retailers such as Pathmark, ShopRite, A&P, Waldbaums, Albertsons, Safeway, Longs Drug, Meijer and H.E. Butt. The Company feels confident that this branded distribution will continue to expand at a healthy rate. Already, the Company has new product entries in the development stage. The Company's strategy is to provide products to the marketplace that the Company believes are superior to other available products and that are also more affordable than the advertised brands. This product segment has also provided the Company with an excellent avenue of distribution into the major drug retailers. The drug store trade now represents more than 50% of the total $500 million in adult incontinent retail sales in the United States. In addition, growth potential for this category remains high as the population ages. The Company's strategy with the major non-food retailers is to create a premium tier private label for them. This strategy is already paying dividends, with distribution secured and new partnerships established at Walgreens Drug, Rite-Aid Drug and Eckerd Drug. Additional retailers are targeted as well. Lastly, we have entered into an initial partnership with a major institutional distributor, which launched the Company into a new area of opportunity. They will begin with the purchase and distribution of the Company's premium adult brief product and expand into its full range. This distributor has access to the national institutional market, which represents more than $750 million in adult incontinent product sales. The adult category represents an area of significant sales and distribution growth for the Company, and significant gains are expected in 1997.

  Private Label. This segment of the Company's business is also a major area of potential growth. On the disposable diaper side, new partnerships are underway with major retailers like Price/Costco Clubs, A&P stores, Topco and Rich Foods. Existing private label partnerships with major retailers like Walgreens Drug, Shurfine International, Woolworth, Uniprix, Loblaws, Topco and A&P continue to grow. The Company will look to the private label arena as a major area of growth for all of its products categories, including disposable baby diapers, training pants and adult incontinence products. The Company recognizes that the private label segment of these businesses remains somewhat more insulated than typical "value brands" from the aggressive pricing/promotional strategies of the advertised brands, due to the "protective" posture that major retailers tend to take when it comes to supporting their own brands. The Company's timing is good in the baby diaper segment. The number of manufacturers capable of supplying a full range of quality products (Ultra-thin diapers, Supreme-style diapers, training pants, youth pants etc.) is less than it was several years ago. The Company is also well positioned with its existing channels of distribution for the Company's other branded and private label products. The Company has a proven track record for product quality, category expertise and customer service of which most major North American retailers are already aware.

b. AUSTRALIA

i. Products

  In Australia, the Company manufactures and markets disposable diapers both under its own brand names and under private labels. The Company's own brands accounted for over 81% of its Australian sales for 1996. The Company currently has four major brands of disposable diapers in Australia, two of which are targeted at the pharmacy sector, and two of which are targeted at the grocery store sector. "COSIES(R)", a premium quality, value priced "ultra" diaper with multi-strand leg elastics, printed frontal tape closure system, soft elastic waistband and stand-up leg gathers, and "COSIFITS(R)", an "ultra" diaper with multi-strand leg elastics and frontal tape closure system, are distributed through the pharmacy sector; while "BABYLOVE(R)", an "ultra" diaper similar to "COSIES(R)", and "LULLABY(R)", an "ultra" diaper similar to "COSIFITS(R)", are targeted at the food and grocery store sector. During 1996, the Company introduced the "VLESI(R)" range of adult incontinence products into the Australian institutional market.

ii. Sales and Marketing

  The Australian retail market for disposable diapers has grown from approximately $94 million in 1988, when the Company first entered the market, to approximately $336 million in the twelve months ended December 1996/1/. The growth of the total market in units was 5.7%, from 760 million diapers in 1995 to 804 million diapers in 1996. The Company believes that market utilization for disposable diapers is approximately 55%, and is expected to increase to the level of other industrialized Western countries. Branded products comprise approximately 88% of the Australian market, with the remaining 12% made up of private label products. The Company estimates that it currently is number two in the market, with approximately 22% of the Australian disposable diaper market. A major U.S. national manufacturer has approximately 64% of the market.

  The Company markets and distributes the Company's branded products in Australia in conjunction with independent brokers, who market and facilitate distribution of the Company's products to the pharmacy and food and grocery store sectors in each Australian state.

  Branded Products. The Company's branded products, "COSIFITS(R)", "COSIES(R)" and "COSIES(R) NIGHT-TIME", which was introduced specially designed for night time extended use, are targeted at the pharmacy sector. This sector, which accounts for approximately 21% of all disposable diaper sales in Australia, consists of a large number of small and independent pharmacies which generally do not have their own private label programs. The Company has successfully pursued a strategy of encouraging these independent pharmacies to carry the Company's brands, which are supported by national advertising and promotion, and provide profit margins which are comparable to those typically offered by private label programs.

  The pharmacy sector is highly fragmented, and the Company sells to large wholesalers of pharmaceutical products in Australia, such as Sigma Company, F.
H. Faulding Wholesale, and Australian Pharmaceutical Industries, who distribute the products to individual pharmacies.

  The Company's branded products, "BABYLOVE(R)" and "LULLABY(R)" are targeted at the food and grocery store sector, which accounts for approximately 79% of all disposable diaper sales in Australia. The food and grocery retail sector in Australia is highly concentrated, and the Company's marketing strategy in this sector is similar to that which it pursues with its "FITTI(R)" brand products in other markets. The Company's retail customers in the food and grocery sector in Australia include Woolworths, Safeway, Coles Myer and Franklins.

  Private Label. Private label products accounted for approximately 12% of the Australian market for disposable diapers in 1996, and the Company believes that it currently has approximately 35% share of the private label market in Australia. The Company has private label programs with major retail chains, such as Franklins, Target and other retailers.

  As in other markets, price and reliable service are the primary factors in determining a retailer's choice of private label manufacturer. The Company maintains its market position in this sector by working together with its private label customers to design and regularly incorporate new product improvements while maintaining competitive prices.

  Institutional Products. The Company has engaged a sales team to cover the institutional market for adult incontinence products. The adult incontinence market is concentrated in institutions with a slowly developing retail distribution. The Company intends to be a supplier with a full range of such products in both the institutional and retail markets.

/1/ Source: AC Nielsen Sami, January 1997.

c. ASIA

i. Products

  The Company manufactures disposable baby diapers primarily under its own brands in Asia. These include its major brands "FITTI(R)" and "PET PET(R)", which in 1996 accounted for approximately 41% and 50%, respectively, of the Company's net sales in Asia. The Company also manufactures other secondary brands as well as private labels on a selective basis. The "FITTI(R)" product is an "ultra" diaper featuring multi-strand leg elastics, an extra-dry sublayer, elastic waistband, printed frontal tape closure system and stand-up leg gathers. "PET PET(R)" is a basic "ultra" diaper featuring multi-strand leg elastics, elastic waistband and frontal tape. Both "FITTI(R)" and "PET PET(R)" enjoy substantial market share, are well supported by advertising and promotion activities, and are priced strategically lower than the major U.S. national brands and Japanese brands sold in Asia.

  The Company also manufactures and distributes adult incontinence products under its own brand "DISPO 123(TM)" and in private labels. The "DISPO 123(TM)" product is an ultra anatomic diaper, featuring multi-strand leg elastics, frontal tape closure system and stand-up leg gathers, designed for the convenience of males and females having various degrees of incontinence.

ii. Sales and Marketing

  The Company continued to command strong market positions in both the mature markets of Hong Kong and Singapore in 1996. In addition, the Company's recently established manufacturing facilities in the PRC and Thailand have quickly expanded their sales in the PRC, Thailand and Indonesian markets, capitalising on the increasing usage of disposable baby diapers in those countries. The Company also focuses on other potential and emerging markets and sells its products in the Philippines, India and, to a lesser extent, Brunei, Taiwan and Japan.

  The volume of disposable baby diaper usage varies significantly in different markets, depending to a large extent on the level of per capita disposable incomes. The disposable baby diaper usage is relatively high in Hong Kong and Singapore. Although these two mature markets have stagnant growth in recent years, the Company has been able to pursue strategies to stabilize its market share in these markets at about 25%. The disposable baby diaper usage is relatively low in Malaysia, the PRC, Thailand and Indonesia, but the Company believes that the usage will increase as income levels in these countries continue to increase.

  In Asia, the Company has identified Malaysia, the PRC, Thailand and Indonesia as the markets which are most likely to expand in late l990s. The Company's strategy is to offer a premium product for its own brands, to price below major U.S. and Japanese brands, and to ensure flexibility in product features, packaging and marketing functions to satisfy the ever-changing needs and trends of the different markets in Asia.

  In Hong Kong, the Company has its own sales force and its products are sold in all major pharmacy outlets which account for over 75% of all disposable baby diaper sales, and in major retail supermarket chains such as Wellcome, Park'N Shop and China Resources Company. The Company's products have also penetrated into cash-and-carry outlets like Carrefour.

  In Singapore, the Company's products are distributed by its own sales force in the two largest self service outlets, namely NTUC and Econ Minimart, besides the other high-end retail outlets. The Company also appointed distributors to distribute to the lower retail sector comprising of medical halls and provision/sundry shops. The Company estimates that the size of the market in 1996 was $36 million and the Company's market share was approximately 20%.

  In Malaysia, which the Company has identified as one of the fastest growing markets in the region, the Company estimated that the total market size was approximately $60 million in 1996. The Company believes that its sales in this market will grow further as the usage of disposable baby diapers continues to increase. The Company's products are distributed by appointed distributors in the major chain stores such as Parkson Grand, The Store and Ocean, as well as to the other secondary chain stores, independent supermarkets and to lower-end retail outlets.

  In the PRC, another fast growing market which the Company has identified, the Company's leading brands are distributed in the friendship stores, department stores and independent retail stores in Guangdong Province, Shanghai and Beijing. The Company will expand distribution of its products to other major cities along the coastline and other affluent provinces in the PRC, such as Fujian and Zhejiang. The Company estimates that the current usage of disposable baby diapers in the PRC is below 5% and will grow in accordance with the anticipated rapid economic growth of the country.

  In Thailand, although the usage of disposable baby diapers is relatively low, the disposable baby diaper market has been growing rapidly in the past few years and is expected to increase to the level of industrialized Western countries. The Company's sales have been increasing with the growth of the market and as a result of expanding the Company's distribution networks throughout the country. The Company's products are distributed to supermarkets and department stores by its own nationwide sales force. The Company estimates that its market share was about 12.5% in 1996. The Company also manufactures adult incontinence products and distributes to hospitals, supermarkets and department stores. The Company estimates that its share of the Thailand adult incontinence market is approximately 34%. The Company is also expanding its sales of adult incontinence products in other Asian markets.

  Although the disposable diaper market in Taiwan is highly competitive, the Company continues to explore opportunities to increase its sales in this market.

  The Company presently has lower expectations in exporting its products to Japan and Korea because current non-tariff barriers and complex distribution arrangements make entry into these markets difficult for foreign products.

  The Company services most of its existing and potential markets in Asia out of its established manufacturing facilities in Hong Kong and Singapore. The PRC operation was established in the fourth quarter of 1994, and the manufacturing facility in Thailand commenced operations in September 1995. The Company believes that these two new manufacturing facilities will enable it to better service and expand its business in both markets as well as other markets in Asia. The Company's facility in Thailand also manufactures adult incontinence diapers for all its Asian markets.

d. EUROPE

i. Products

  The Company manufactures and markets disposable diapers under its own brands in the United Kingdom, and manufactures private label disposable diapers, feminine napkins, and branded and private label adult incontinence products in Switzerland. The Company's brands currently in production are "FITTI(R)", "COSIFITS(R)", "TOGS(R)", "CARES(R)" and "VLESI(R)". "FITTI(R)" and "TOGS(R)" are "ultra" diapers that feature multi-strand leg elastics, stand-up leg gathers, frontal tape, printed design backsheet and an extra-dry sublayer. "COSIFITS(R)" and "CARES(R)" are regular "ultra" products featuring frontal tape, an extra-dry sublayer and multi-strand leg elastics. "VLESI(R)" is an "ultra" adult incontinence product range consisting of adult incontinence slips, anatomic pads and underpads for the institutional market in Switzerland and Europe.

ii. Sales and Marketing

  The U.K. retail disposable diaper market in 1996 was approximately $708 million. Approximately 92% of the market was accounted for by branded products and 8% was accounted for by private labels.

  The Company's strategy is to emphasize its branded products which are sold to regional retailers by offering a value-oriented product with good profit margins and a high level of service. The Company's branded products are distributed to wholesalers and regional chains.

  In Switzerland, the disposable diaper market is dominated by a U.S. national brand and the private brand of a major retail chain which has over 50% of retail sales in the country. The Company is one of the two disposable diaper manufacturers and the major feminine napkin supplier for this chain. The Company believes that its Swiss operation will enable it to compete in the disposable diaper and feminine napkin markets in Europe.

  The Company's second operation in the Eastern region of Switzerland manufactures branded and private label adult incontinence products and distributes the products primarily through the institutional trade. The Company estimates that its market share in the Swiss adult incontinence market is approximately 30%. The Company is expanding its market for adult incontinence products in Europe.

3. Competition

  The disposable diaper industry is dominated world-wide by the brands of two major U.S. manufacturers, The Procter & Gamble Company ("P&G") and Kimberly-Clark Corporation ("K-C"). The market position of these manufacturers relative to the Company varies from one geographic area to another, but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence and gain substantial market share in any of their marketing areas. Despite the disparity in relative strength, however, the Company has been able to achieve good results with its branded and private label products and maintain a viable market position in the face of very strong competition from the industry leaders.

a. NORTH AMERICA

  The North American disposable baby diaper market remains dominated by the brands of the two major U.S. manufacturers, P&G and K-C. Their combined market share of the disposable baby diaper market is 70%, including the disposable training pant and youth pant segments. Total category unit sales are now declining at the rate of about 2%, with volume continuing to move slowly from the food and drug sectors to the mass (discount) merchandisers. In 1996, these two manufacturers continued their departure from their traditional strategy of competing solely on the basis of consumer driven marketing programs and product innovations. After P&G made their move in 1995 to a reduced count, unisex program on both the Pampers and Luvs brands, they have spent heavily promoting these at very low retail price points. An increasing number of retailers are becoming concerned with the negative impact that this strategy has had on their own private label sales and margins and some have taken corrective action to protect their own brands that goes as far as declining to carry the Luvs brand. All of the advertised brand's moves have resulted in retail price reductions and a narrowing of retail price spreads. The net result is a two-tier category that is offering premium products and value-added products. The segment that was called "conventional" has now become "premium". The value segment, which now includes the Luvs brand, private labels and the Company's "FITTI(R)" brands, now accounts for more than 50% of all sales in the grocery class of trade.

  The moves by the major manufacturers to lower prices and make deep promotional offers have put serious sales and margin pressure on smaller branded manufacturers and private label manufacturers. In response to the competitive activity, the Company has reallocated its promotional spending to target key markets with free standing coupon insert drops, targeted trade promotions, greatly enhanced product features and performance, and tightened cost controls. This strategy has allowed the Company to protect its share in critical markets, expand its private label base of business and weather the competitive storm that is persisting. While there was some negative impact on top line sales, the Company's strategy produced a far greater margin contribution than in the previous year.

  In the adult incontinence arena, the Company is in an excellent competitive position having the capability to provide key retailers and consumers with product technology that is far superior to what any other manufacturer can provide currently. The added advantage comes from the fact that this category, more than most, has the greatest need for better products to meet the performance requirements of consumers. The Company has a product strategy, which will ensure that it is able to maintain this competitive edge well into 1997 and beyond. This competitive edge will also allow the Company to make quick inroads into the private label incontinent sector being able to offer premium products at competitive prices. This segment also presents a better margin opportunity because pricing and promotional strategies from the major manufacturers have remained much more stable than in baby diapers.

b. AUSTRALIA

  The major competition faced by the Company in Australia is from K-C, which currently dominates the disposable baby diaper market with an estimated market share of 64% in 1996. The Company believes it is able to compete successfully in Australia because its strategy of targeting different brands at different customer categories allows it greater flexibility in providing attractive margin and promotional incentives to its customers.

c. ASIA

  The Company's main competition in Asia comes from the two major U.S. manufacturers, and from several manufacturers from Japan and Taiwan. The Company believes that it has been able to maintain a significant share of the Asian market due to its longer presence and well established brands in that region and the logistical advantage which results from the strategic location of its manufacturing operations.

d. EUROPE

  In the United Kingdom, the market is dominated by P&G, which has a market share in excess of 60%. K-C has been heavily promoting and discounting its products in the U.K. market which has affected the volume of most private labels and other brands. The Company believes that, by pursuing a flexible brand strategy, it will be able to maintain its share of the market, despite the strong competition from the industry leaders. In continental Europe, the Company pursues expansion of its branded products and private label program in disposable diapers and feminine napkins with other major retail chains outside of Switzerland. The Company has commenced marketing of its adult incontinence products in the retail trade in European markets.

4. Trademarks and Patents

  Brand identification is an important element in marketing the Company's products, and the Company recognizes the importance of its trademarks to the success of its business. The Company has registered its major trademarks or has applications pending in each of the major markets in which its products are sold, and it has applications pending in several other countries for many of its other trademarks. As the Company determines to pursue opportunities in new markets, it seeks registration of the trademarks under which it will market its products in those countries.

  The Company has licenses to use certain patented technology relating to certain features of the disposable diapers it manufactures, including multi-strand leg elastics and the "Wetness Indicator" feature of the Company's products in the United States.

5. Product Design and Development

  The Company actively monitors trends in the United States and Europe in relation to changes in product features, consumer preferences, and the impact of environmental laws and regulations on the disposable diaper industry. Although the Company does not devote substantial expenditure to research and development, it constantly seeks to improve its products by substitution of materials and components, and of product features, to systematically improve the performance of its diapers for better absorbency and improved leakage protection. In particular, the Company monitors world-wide developments in various raw material components to enable the Company to take advantage of the latest developments, and in certain cases the Company has worked closely with suppliers to pioneer the use of such materials in the manufacture of disposable diapers.

  With respect to packaging, the Company retains consultants in its various markets to design packaging for the products which are sold under the Company's own brands. Packaging for products sold under private labels is either designed and developed by the retailer's own design department, or by design consultants engaged by the Company working together with the retailer's design department.

6. Manufacturing Process

  The manufacturing process begins with the purchase of raw materials, the most important of which is fluff wood pulp. The fluff wood pulp is first fed through a hammer mill to make a soft, absorbent core that is placed on a polyethylene backsheet. In the case of "ultra" diapers, super absorbent polymer is then added. The liner layers, leg elastics, tape and other applicable features are then fed into the manufacturing equipment which shapes and produces the finished product. Because of the high level of automation in the production process, significant components of manufacturing efficiency result from prevention of production line stoppages and reducing the defect rate. Manual labor is involved primarily in packing and shipping, and labor costs represent only a small fraction of the Company's total net sales.

  The Company maintains constant quality control throughout the production process, commencing with the incoming raw materials and continuing through dispatch of the finished product. Each of the Company's diaper lines has a full-time inspector assigned to assure quality control at all stages of the production process, and line inspections and batch testing are made on a continuous basis.

  Because of the relatively high cost of shipping the finished product, the Company has established manufacturing facilities near its major markets, and raw materials (which can generally be transported at lower cost) are shipped to the manufacturing facilities. The Company believes that this improves its efficiency and enhances its competitiveness by reducing shipping costs, shortening the distribution chain and improving customer service.

7. Raw Materials

  The raw material components used in the manufacturing process are fluff wood pulp, super absorbent polymer, polyethylene backsheet, polypropylene non-woven liner, adhesive closure tape, hotmelt adhesive, elastic and tissue.

  The main raw material is fluff wood pulp, which is purchased from several suppliers in the United States, Scandinavia and New Zealand. The source from which the fluff wood pulp is shipped to the Company's manufacturing facilities is dependent on price, quality and availability. The cost of fluff wood pulp increased significantly in 1995, softened in 1996, and the Company believes it may stabilize in 1997. Other raw materials are purchased from various sources, also depending on price, quality and availability. The Company maintains good and long term relationships with its raw materials suppliers. The Company's Chief Purchasing Officer oversees the purchasing and sourcing policies of each of the Company's manufacturing facilities and is responsible for new material developments and keeping track of all world-wide producers of raw materials. He also negotiates and determines the purchase of the Company's major raw materials with the Company's key raw material suppliers.

  The Company has negotiated supply contracts with several of its key suppliers. Such arrangements are generally designed to achieve volume discounts on price and to assure supply stability. In the event of unacceptable price increases, the Company usually has the right to terminate the arrangement upon specified notice periods, which generally range from two to three months.

  Some of the suppliers of raw materials to the Company also manufacture disposable diapers which compete with the Company's products. The Company has not experienced any difficulty with its raw material suppliers who are in competition with it on sales of finished product, but nevertheless it takes steps to ensure that it has alternative sources of supply available.

  The main source of energy for the Company's plants is electricity. The automated process for manufacturing disposable diapers consumes larger amounts of electricity than many other light industries, but none of the Company's operating subsidiaries has experienced any problems with electricity supply.

8. Inventory Practice and Order Backlog

  The disposable diaper industry is generally characterized by prompt delivery by manufacturers and rapid movement of the product through retail outlets. The lead time between placing an order and shipment to the local customer averages five to ten days. The Company maintains varying levels of raw material and finished product inventory depending on lead time and shipping schedules. The Company's inventory levels generally vary between three to six weeks. Due to the short lead time between order and delivery of product, the Company does not maintain a significant backlog.

9. Customs and Import Duties

  Some of the raw materials used in manufacturing the Company's products are subject to import duties at varying rates in the countries in which the Company's manufacturing facilities are located. However, import duties on raw materials do not represent a significant part of the cost of the finished product and, in most cases, the import duties are refundable if the finished goods are exported from the countries of manufacture.

  Imports of finished products to some of the markets are subject to import duties at various rates. However, such duties are usually incorporated in the selling price of the finished product.

10. Employees

  The Company has a total of approximately 1,317 full time employees at its manufacturing facilities. The Company considers its relationships with its employees to be good in all of its plants, and none of the Company's plants has ever experienced any material work stoppage.

  The Company believes that all of its manufacturing facilities are in compliance with applicable occupational health and safety legislation.

11. Environment

  The Company believes that operations at all of its manufacturing facilities are conducted in compliance with applicable environmental laws, and that none of the material substances used or disposed of by the Company in its manufacturing operations are considered to be toxic or hazardous substances under such laws.

  The Company closely monitors environmental laws and regulations pertaining to disposal of solid waste, which includes household refuse, packaging and paper materials, and yardwaste, in addition to disposable diapers, in each of the markets in which its products are sold. The Company is not aware of any such laws or regulations which would have a material adverse effect on the Company's business as presently conducted and proposed to be conducted. A number of states in the United States have passed legislation that is intended to discourage the use of disposable products such as beverage containers, certain packaging materials and disposable diapers, or to encourage the use of non-disposable or recyclable products. The Company believes that it will not have to make any changes to its products to comply with presently existing environmental laws and regulations in the markets in which its products are sold.

  The Company endeavors to develop products which are environmentally responsible by closely monitoring world-wide developments in various raw material components and actively works with suppliers to develop and market products utilizing such components.

12. Insurance

  All of the Company's plant, machinery and inventories are covered by fire and extended coverage insurance. The Company maintains product liability insurance in amounts it believes to be adequate in all its operations, except for its operations in Asia where local manufacturers customarily do not carry product liability insurance because the risk of product liability lawsuits is considered to be slight.

ITEM 2. DESCRIPTION OF PROPERTY.

  The Company operates eleven manufacturing facilities, with plants located in the United States at Bell, California (near Los Angeles), and at Duluth, Georgia (near Atlanta); in Hong Kong; in Melbourne, Australia; at Chesterfield, U.K.; in Singapore; at Mettmenstetten, Switzerland; at Brantford (near Toronto), Canada; at Goldach, Switzerland; at Zhongshan, Guangdong, PRC; and at Bangkok, Thailand.

  The Company utilizes an aggregate of approximately 1,061,013 square feet of space in its manufacturing operations. The Company believes that its plant and facilities are adequate for its present operations, but it will require expanded facilities if past growth trends in the Company's business continue. The following table summarizes the physical properties that are used by the Company in its manufacturing and distribution operations:

                                                  APPROXIMATE                      LEASE
                                                     SIZE          OWNED/        EXPIRATION          DATE
  LOCATION                     USE                (SQ. FEET)       LEASED           DATE            OPENED
  --------                     ---                ----------       ------        ----------         ------
  Duluth, GA                   Manufacturing        155,625         Owned        N/A               Dec. 1993
  Bell, CA                     Manufacturing         62,024         Leased       Aug.   1997       Mar. 1984
  Brantford, Canada            Manufacturing         89,000         Owned        N/A               Sep. 1993
  Hong Kong                    Manufacturing        111,701         Leased       Jun.   1997       Jul. 1978
  Singapore                    Manufacturing         43,540         Leased       Apr.   2021/(1)/  May  1991
  Melbourne, Australia         Manufacturing        161,000         Owned        N/A               Feb. 1988
  Chesterfield, U.K.           Manufacturing         75,000         Leased       May    2008       May  1988
  Mettmenstetten, Switz.       Manufacturing         78,000         Leased       Jun.   1998       Jul. 1993
  Goldach, Switz.              Manufacturing        150,275         Owned        N/A               Aug. 1994
  Zhongshan, PRC               Manufacturing         66,043         Leased       Oct.   2044       Dec. 1994
  Bangkok, Thailand            Manufacturing         68,805         Owned        N/A               Apr. 1995
  London, U.K.                 Office                 3,500         Owned        N/A               Mar. 1992
  Foster City, CA              Office                 2,500         Owned        N/A               Aug. 1993
  Bangkok, Thailand            Office                15,216         Leased       Dec.   1997       May  1994
  Kuala Lumpur, Malaysia       Office                 1,580         Leased       N/A               Dec. 1995

/(1)/ The Company has an option to renew this lease for a further 30-year term.

ITEM 3. LEGAL PROCEEDINGS.

  The Company and its subsidiaries are from time to time involved in routine legal matters incidental to their business.

  In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court, Middle District of Georgia. The complaint alleges that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the "Defendants") have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the plaintiffs; and theft by the Defendants of the plaintiffs' trade secrets concerning the waistband applicator. The plaintiffs seek an injunction, compensatory, punitive and exemplary monetary damages in an unspecified amount, and attorneys' fees. The Company has denied liability and intends to vigorously defend this action.

ITEM 4. CONTROL OF REGISTRANT.

  The Company is not owned or controlled by another corporation or by any foreign government. The following table sets forth information regarding beneficial ownership of the Ordinary Shares of the Company by each person who on December 31, 1996 is known by the Company to own 10% or more of the Company's outstanding Ordinary Shares and by all directors and officers as a group.

                                                                                   ORDINARY SHARES
                                                                                  BENEFICIALLY OWNED
                                                                             ---------------------------
NAME OF BENEFICIAL OWNER                                                      NUMBER             PERCENT
------------------------                                                     ---------           -------

  10% or more shareholders (Brandon Wang) ...................................3,321,680/1/          9.74%
  Directors and Officers as a Group (11 persons) ............................4,427,846/1//2/      66.30%

/1/ Includes 140,580 Ordinary Shares owned by Brandon Wang's wife, Eileen Wang, as to which he disclaims beneficial ownership.

/2/ includes 123,000 Ordinary Shares owned by Benedict Wang's wife, Suk Yee Heyley Sham, as to which he disclaims beneficial ownership; and 117,000 Ordinary Shares owned by S.L. Wang's wife, Pei Fang Wang, as to which he disclaims beneficial ownership.

  Brandon Wang and seven other members of Management own more than 50% of the Company's outstanding Ordinary Shares and, acting together, are able to control the election of the Board of Directors, and thus the direction and future operations of the Company, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional Ordinary Shares and other securities, in each case without the supporting vote of any other shareholder of the Company. In addition, Brandon Wang is controlling shareholder of the Company and thus may be deemed to be a parent of the Company under the rules and regulations of the Securities Exchange Act of 1934.

  The Company knows of no arrangements the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 5. NATURE OF TRADING MARKET.

  The Company's Ordinary Shares are listed on the NASDAQ National Market System under the trading symbol DSGIF, and are not listed for trading in any foreign trading market.

  As of December 31, 1996, the total number of record holders was 41, of which 30, representing 49.18% of Ordinary Shares, were in the United States.

Ordinary Share Price:

                                        1996                                        1995
                              ----------------------------               ----------------------------
  QUARTER                     HIGH                  LOW                  HIGH                     LOW
  -------                     ----                  ---                  ----                     ---
  First                      $15 1/2               $12 1/2              $17 3/4                $11
  Second                      15 1/8                10 7/8               19 1/2                 13 1/4
  Third                       11 5/8                10 1/4               18 5/8                  8 1/2
  Fourth                      14 7/8                11 1/4               13                     10

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

  There are now no exchange control restrictions on remittances of dividends on the Company's Ordinary Shares or on the conduct of the Company's operations either in Hong Kong, where its principal executive offices are located, or the British Virgin Islands, where it is incorporated. Certain other jurisdictions in which the Company conducts operations do have various exchange controls. To date, such controls have not had a material impact on the Company's financial results.

  There are no limitations on the rights of non-residents or foreign holders imposed by foreign law or by the charter of DSG other than those limitations described herein in Item 14, Description of Securities.

ITEM 7. TAXATION.

  The following discussion is a summary of certain anticipated U.S. federal income tax and BVI tax consequences of ownership of Ordinary Shares. The discussion does not deal with all possible tax consequences relating to ownership of Ordinary Shares and does not purport to deal with the tax consequences applicable to all categories of owners, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S. and non-BVI) tax laws. Accordingly, each shareholder should consult its own tax advisor regarding the particular tax consequences to it of its ownership of the Ordinary Shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

A. UNITED STATES FEDERAL INCOME TAXATION

  The following discussion only addresses the U.S. federal income taxation of a U.S. person (e.g., a U.S. citizen or resident, a U.S. corporation, and an estate or trust subject to U.S. tax on all of its income regardless of source) (a "U.S. Investor") owning Ordinary Shares. In addition, the following discussion does not address the tax consequences to a person who owns (or will own), directly, indirectly or constructively, 10% or more of the Ordinary Shares (a "10% Shareholder"). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to ownership of the Ordinary Shares.

  A U.S. Investor receiving a distribution with respect to the Ordinary Shares will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under U.S. federal income tax principles. Any distributions in excess of the earnings and profits of the Company will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Investor's basis in the Ordinary Shares, and then as a gain from the sale or exchange of a capital asset, provided that the Ordinary Shares constitute capital assets in the hands of the U.S. Investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the Ordinary Shares.

  Gain or loss on the sale or exchange of the Ordinary Shares will be treated as capital gain or loss if the Ordinary Shares are held as a capital asset by the U.S. Investor. Such capital gain or loss will be a long-term capital gain or loss if the U.S. Investor has a holding period of more than one year with respect to the Ordinary Shares at the time of the sale or exchange.

  Various provisions contained in the U.S. Internal Revenue Code (the "Code") impose special taxes in certain circumstances on non-U.S. corporations and their shareholders. The following is a summary of certain provisions which could have an adverse impact on the Company and the U.S. Investors:

1. Personal Holding Companies

  Sections 541 through 547 of the Code relate to the classification of certain corporations (including foreign corporations) as personal holding companies ("PHCs") and the consequent taxation of such corporations on certain of their U.S.-sourced income (including certain types of foreign sourced income which are effectively connected with the conduct of a U.S. trade or business) to the extent amounts at least equal to such income are not distributed to their shareholders. A PHC is a corporation (i) more than 50% of the value of the stock of which is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence), and (ii) which, if a foreign corporation, receives 60% or more of such U.S.-related gross income, as specially adjusted, from certain passive sources (such as dividends, interest, royalties or rents). If the Company is classified as a PHC, a tax will be levied at the rate of 39.6% on the Company's undistributed U.S. taxable income.

  While more than 50% of the Ordinary Shares may be treated as owned (either directly or indirectly) by five or fewer individuals, the Company intends to cause its indirect U.K. subsidiary, the owner of the U.S. branch, together with such corporation's immediate U.K.-resident parent corporation, to distribute any amounts which would otherwise be characterized as "undistributed personal holding company income" in the hands of either corporation with the intent that such distributions would cause such distributed amounts to lose their character as "United States source" taxable income subject to the PHC tax.

2. Foreign Personal Holding Companies

  Sections 551 through 558 of the Code relate to foreign personal holding companies ("FPHCs") and impute undistributed income of certain foreign corporations to U.S. persons who are shareholders of such corporations. A foreign corporation will be classified as a FPHC if (i) five or fewer individuals, who are U.S. citizens or residents, directly or indirectly own more than 50% of the corporation's stock (measured either by voting power or value) (the "shareholder test") and (ii) the Company receives 60% or more of its gross income (regardless of source), as specially adjusted, from certain passive sources (the "income test").

  The Company believes that it is not currently and has not been a FPHC for any taxable year since its formation because for each such year either or both of the income test and the shareholder test were not met. It is possible that subsequent events would cause the Company to meet either or both of the income test and the shareholder test. In the opinion of the Company, however, it is unlikely that the shareholder test would be met, especially in view of the inclusion of certain transfer restrictions in the Company's governing documents. See "Description of Securities".

  If the Company is classified as a FPHC after application of the shareholder test and the income test, a pro rata portion of its undistributed income would be imputed to its shareholders who are U.S. persons (including U.S. corporations) and would be taxable to such persons as a dividend, even if no cash dividend is actually paid, In that event (promptly after receiving an opinion of counsel or final determination) the Company intends to distribute to its shareholders sufficient amounts so that U.S. shareholders would receive cash at least equal to the product of 150% of the highest federal income tax rate which could apply to any U.S. shareholder and the amount of the dividend that would otherwise be imputed to them. If the Company is classified as a FPHC in the year preceding the death of a shareholder, the Ordinary Shares held by such shareholder would obtain a tax basis equal to the lesser of their fair market value or their tax basis in the hands of the decedent.

3. Controlled Foreign Corporations

  Sections 951 through 964 and section 1248 of the Code relate to controlled foreign corporations ("CFC") and impute undistributed income to certain shareholders and convert into dividend income gains on dispositions of shares which would otherwise qualify for capital gains treatment. The CFC provisions only apply if 10% Shareholders (as defined above), who are also U.S. persons, own, in the aggregate, more than 50% (measured by voting power or value) of the shares of a foreign corporation. Even if the Company were to become classified as a CFC, however, the income imputation rules referred to above would only apply with respect to such 10% Shareholders.

4. United States Backup Withholding

  A holder of an Ordinary Share may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on such Ordinary Share if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of an Ordinary Share may be subject to backup withholding if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

  Actual backup withholding may be avoided by the holder of an Ordinary Share if such holder (i) is a corporation or comes within certain other exempt categories such as being a non-U.S. person, and when required, demonstrates this fact or
(ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of Ordinary Shares who are not U.S. persons ("non-U.S. holders") are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption.

  Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that the amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund (or, in the case of non-U.S. holders, an income tax return) in order to claim refunds of withheld amounts.

B. BRITISH VIRGIN ISLANDS TAXATION

  Under the laws of the British Virgin Islands as currently in effect, a holder of Ordinary Shares who is not a resident of the British Virgin Islands is exempt from BVI income tax on gains realized during that year on sale or disposal of such shares; the British Virgin Islands does not impose a withholding tax on dividends paid by the Company.

  There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands. In addition, the Ordinary Shares are not subject to any transfer taxes, stamp duties or similar charges in the British Virgin Islands.

  There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands, nor is any such treaty or convention currently being negotiated.

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA.

  The information required by Item 8 is contained in page 34 of the Annual Report to Shareholders, and is incorporated herein by reference.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

  The information required by Item 9 is contained in pages 8 to 14 of the Annual Report to Shareholders, and is incorporated herein by reference.

A. EXCHANGE RATE INFORMATION

  The Consolidated Financial Statements of the Company are prepared in U.S. dollars because this is the currency of the primary economic environment in which the Company operates and the majority of the revenues are received and expenses are disbursed in U.S. dollars. The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52.

  Singapore dollars, Australian dollars, Swiss francs, Pounds Sterling, Renminbi and Thai Baht are convertible into U.S. dollars at freely floating rates. Hong Kong dollars are tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. There are currently no restrictions on the flow of such currencies, except Renminbi and Thai Baht, between such countries and the United States.

  Fluctuations in the value of foreign currencies cause U.S. dollar translated amounts to change in comparison with previous periods and, accordingly, the Company cannot quantify in any meaningful way, the effect of such fluctuations upon future income. This is due to the number of currencies involved, the constantly changing exposure in these currencies, and the fact that all foreign currencies do not react in the same manner against the U.S. dollar.

B. POSSIBLE ADVERSE EFFECT ON THE COMPANY OF A CHANGE IN THE FUTURE STATUS OF HONG KONG

The Company has its principal executive office and one of its manufacturing facilities in Hong Kong.

  Hong Kong is located on the south coast of China and is presently a British Crown Colony administered by its Governor, who is the representative of, and appointed by, Her Majesty the Queen. Effective July 1, 1997, the exercise of sovereignty over Hong Kong will be transferred from the Government of the United Kingdom of Great Britain and Northern Ireland to the Government of the People's Republic of China (the "PRC"). The agreement between the Governments of the United Kingdom and the PRC regarding this change is embodied in the Sino-British Joint Declaration on the Question of Hong Kong (the "Joint Declaration"). The Joint Declaration was signed on December 19, 1984 and ratified by both Governments. On June 12, 1985, the Joint Declaration was formally registered at the United Nations Secretariat in New York by both the British and the PRC Governments. In the Joint Declaration the Government of the United Kingdom declares that it will restore Hong Kong to the PRC effective July 1, 1997. On that date, Hong Kong will become a Special Administrative Region ("SAR") of the PRC. The Joint Declaration provides that the Hong Kong SAR shall be directly under the authority of the Central People's Government of the PRC and shall enjoy a high degree of autonomy except in foreign and defense affairs, and that it shall be vested with executive, legislative and independent judicial power. It also provides that the current social and economic systems in Hong Kong shall remain unchanged for 50 years after June 30, 1997 and that Hong Kong shall retain the status of an international financial center.

  Although the Company cannot determine in advance the actual impact that the transfer of sovereignty from the United Kingdom government to the PRC may have on its operations in Hong Kong, the Company does not envision or anticipate any material adverse change in the business environment in Hong Kong in the foreseeable future, and has not formulated any plans to prepare for such a contingency. While the Company believes that its established presence in Hong Kong and its recently established manufacturing operation in China will facilitate its ability to increase its marketing activities in the PRC, if the business climate in Hong Kong were to experience an adverse change, such change could have an adverse effect on the Company's sales in Hong Kong. However, the Company is incorporated outside Hong Kong, and the Hong Kong operation now accounts for less than 17% of the Company's net sales and operating income.

C. RIGHTS OF SHAREHOLDERS UNDER BRITISH VIRGIN ISLANDS LAW MAY BE LESS THAN IN U.S. JURISDICTIONS

  The Company's corporate affairs are governed by its Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of Management and the rights of the Company's shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States. The rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions. Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions by the Board of Directors or the principal shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, it is unlikely that the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities which are predicated upon the securities laws of the United States. See "Description of Securities".

Item 10. Directors and Officers of Registrant.

The directors and executive officers of the Company are:

  NAME                             YEAR OF BIRTH         PRESENT POSITION
  ----                             -------------         ----------------
  Brandon Wang                     1946                  Director, Chairman of the Board and President
  Philip Leung                     1948                  Director and Vice President
  Johnny Tsui                      1941                  Director, Vice President and Secretary
  Patrick Tsang                    1946                  Director and Vice President
  Terence Leung                    1951                  Director, Vice President and Treasurer
  Peter Chang                      1946                  Director and Vice President
  Owen Price                       1926                  Director
  Anil Thadani                     1946                  Director
  Terrence Daniels                 1943                  Director

  Brandon Wang is married to Eileen Wang-Tsang, who is Patrick Tsang's sister. Peter Chang is married to Brandon Wang's sister. Benedict Wang and S.L. Wang, both of whom occupy Management positions (see below), are brothers of Brandon Wang.

  All directors are elected for a one-year term at the Annual Meeting of the shareholders. The appointment of all officers is subject to the discretion of the Board of Directors.

  The Executive Committee of the Board of Directors consists of Brandon Wang, Philip Leung, Johnny Tsui, Patrick Tsang, Terence Leung and Peter Chang. The Executive Committee has authority to take any action, other than appointment of auditors, election and removal of directors and appointment of officers, which can be taken only by the Board of Directors.

  The Company's Audit Committee consists of Anil Thadani, Terrence Daniels and Owen Price. The principal functions of the Audit Committee are (i) to recommend the independent auditors to be employed by the Company; (ii) to consult with the independent auditors with regard to the plan of audit; (iii) to review, in consultation with the independent auditors, their audit report or proposed audit report; and (iv) to consult with the independent auditors with regard to the adequacy of the Company's internal accounting controls.

  Brandon Wang founded the Company in Hong Kong in 1973 and has been a director and the Company's Chairman and Chief Executive Officer since that time. Mr. Wang is a graduate of St. Francis Xavier's College in Rowloon, Hong Kong.

  Philip Leung helped Brandon Wang establish the Company in 1973 and has served as a director and Vice President of the Company since that time. He is currently also the Company's Chief Purchasing Officer and oversees and implements the global purchasing and product development of the Company. Mr. Leung holds a diploma of Management Studies from Hong Kong Polytechnic and an M.B.A. degree from the University of East Asia, Macau.

  Johnny Tsui helped Brandon Wang establish the Company in 1973 and has served as a director and Vice President of the Company since that time. In September 1995, he was appointed as Secretary of the Company. He has also served as Chief Operating Officer of the Company's Asian Operation since 1991.

  Patrick Tsang has been a director of the Company since 1980, and was appointed a Vice President in January 1992. He was Secretary of the Company from March 1992 to September 1995. In 1988, he started up the Company's Australian operation. Since July 1993 he has also served as Chief Operating Officer of the Company's European operations. Mr. Tsang has a Ph.D. in Engineering from the University of London. He also attended a Management Science course at Imperial College, London.

  Terence Leung has been the Company's Chief Financial and Accounting Officer since 1988. He was appointed a director in 1991 and a Vice President in January 1992. Before joining the Company in 1978, Mr. Leung worked as an accountant with several major trading corporations in Hong Kong. Mr. Leung is a certified public accountant in the United Kingdom and Hong Kong.

  Peter Chang has been the Chief Operating Officer of the Company's U.S. operations since the Company moved its U.S. headquarters to Atlanta, Georgia in late 1988. Mr. Chang joined the Company in 1984 as Vice President in charge of U.S. sales and marketing at the time the Company commenced operations in the United States, and became a director in 1991 and a Vice President in January 1992. Prior to joining the Company, Mr. Chang held various engineering and management positions with major U.S. airlines, based in New York. Mr. Chang has a Master's Degree in Operations Research from Kansas State University.

  Owen Price became a director in April 1994. In 1993 he retired as the Managing Director of Dairy Farm International Holdings Limited which he joined in 1974. Prior to that time, he had 27 years experience with a large Australian retailer, Woolworths Ltd., where he started as an Executive Trainee and worked his way through to become Chief Executive in 1971. He has served on a number of retail councils in different countries and has been an adviser to the Australian government on trade matters. He is a director of numerous companies in the Asia-Pacific region including four other listed public companies: Dairy Farm International Holdings Limited, Cycle And Carriage Limited (alternate director), Cold Storage (Malaysia) Berhad and The Hour Glass Limited.

  Anil Thadani advises the Company on financial matters, corporate strategy and development, and was a director of the Company from 1989 until April 1995, when he resigned as a result of his interest in the going private transaction. He was re-elected to the Board in September 1995. Mr. Thadani is the Chairman of Schroder Capital Partners (Asia) Limited, a direct investment company, which he founded in July 1992 in joint venture with the Schroders Group of the United Kingdom. Prior to this, he was the Managing Director and a founding partner of Arral & Partners Limited, a private investment company based in Hong Kong. He is also a director of Programmed Maintenance Services Pty. Ltd., ODS System-Pro Holdings Ltd., Equatorial Reinsurance (Singapore) Ltd. and Scandia (Asia) Ltd. Mr. Thadani has a Master's Degree in Chemical Engineering from the University of Wisconsin, Madison, and an M.B.A. from the University of California at Berkeley.

  Terrence Daniels served as a director of the Company from January 1992 until April 1995, when he resigned as a result of his interest in the going private transaction. He was re-elected to the Board in September 1995. He is a former Vice Chairman and director of W.R. Grace & Co. and a director of Stimsonite Corporation, W.B. Bottling Corporation, Eskimo Pie Corporation and numerous other private companies. Mr. Daniels is the founder, principal shareholder and sole director of Quad-C, Inc., an investment firm located in Charlottesville, Virginia. Mr. Daniels has a B.A. and an M.B.A. from the University of Virginia.

OTHER KEY MANAGEMENT PERSONNEL

  In addition to the above-named officers and directors, the following persons hold key management positions with the Company:

  Benedict Wang became the Corporate Investor Relations Officer of the Company in September 1993. Prior to this, he had been the Director of Sales and Marketing of the Company's Hong Kong subsidiary in charge of marketing and sales for the Asian region. Mr. Wang has a Master of Arts degree from the University of North Dakota; a Bachelor of Fine Arts degree from the University of Manitoba; and a Bachelor of Arts from the University of Waterloo (Ontario).

  S.L. Wang's primary responsibility in the Company is to oversee research and development of new manufacturing process and technologies. He joined the Company in 1984 to help start its U.S. operations in Los Angeles, California. Prior to joining the Company, Mr. Wang was employed in the United States as an architect and project supervisor for construction projects. Mr. Wang holds a Bachelor's Degree in Architectural Engineering from Chung Yuan University, Chung-Li, Taiwan.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

  In 1996 the aggregate remuneration paid by the Company and its subsidiaries to all directors and officers of the Company as a group (11 persons) for services in all capacities was approximately $5,774,003.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

  Not applicable.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

  The following table sets forth the aggregate amount of loans made by the Company to Brandon Wang, the founder, principal shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary since January 1, 1994:

                                   LOAN BALANCE                                      BALANCE
                                  AT BEGINNING         LOANS        LOANS             AT END
                                     OF YEAR          EXTENDED      REPAID            OF YEAR
                                  -------------       --------      ------           -------
                                                     (DOLLARS IN THOUSANDS)
Year ended December 31, 1996       $12,536             $7,638       $4,530            $15,644
Year ended December 31, 1995           674             13,167        1,305             12,536
Year ended December 31, 1994         5,550              6,737       11,613                674

  In 1996 and 1995 the Company advanced $7.6 million and $13.2 million, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances are made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The advances are evidenced by promissory notes bearing interest at a rate equal to 1.5% over the London Inter-Bank Offered Rate or such other rate that the Board of Directors and the borrower shall agree in writing. The rate of interest is reviewed quarterly and adjusted, if necessary. The promissory notes are collateralized by the pledge of shares of the Company held by Brandon Wang. The fair market value of the shares pledged must be at least 200% of the amount due under the notes. The loans are repayable on demand. However, the Company and Brandon Wang have agreed to a quarterly repayment schedule, with the final payment of principal due in 1998. During 1996, Brandon Wang and a trust controlled by him repaid $4.5 million to the Company. The amount repayable in 1998 is shown as a non-current asset. At December 31, 1996, the rate of interest on the notes was 7.2% (8% in 1995). Interest of $958,000 was charged on these advances in 1996 ($652,000 in
1995). The balance at December 31, 1996 was $15.6 million.

  In 1994 the Company advanced amounts totalling $6.7 million to Brandon Wang and to a company controlled by him on an unsecured basis. Interest at the rate of 8% per annum was charged on these advances and amounted to $305,000 in 1994.

ITEM 14. DESCRIPTION OF SECURITIES.

  The following is a brief description of the rights of holders of fully paid Ordinary Shares. This description does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association of the Company, which have been previously filed as an exhibit, and to the relevant provisions of the British Virgin Islands International Business Companies Act.

A. GENERAL

  All of the issued Ordinary Shares are credited as fully paid and non-assessable, except that a share issued for a promissory note or other written obligation for payment of a debt may be subject to forfeiture, and accordingly no further contribution of capital may be required by the Company from holders of Ordinary Shares. Under British Virgin Islands ("BVI") law, non-residents of the BVI may freely hold, vote and transfer their Ordinary Shares in the same manner as BVI residents.

B. DIVIDENDS

  Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. The Board of Directors may declare and pay dividends in respect of any accounting period out of the profits legally available for distribution. Dividends, if any, will be paid in U.S. dollars.

  The Company's dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. For a discussion of taxation of dividends, see "Taxation".

  The Company did not pay any dividend in 1996.

C. VOTING RIGHTS

  In order to avoid certain adverse U.S. income tax consequences to the Company, the voting rights of any shareholder who holds more than 10% of the Company's outstanding shares will be suspended as to shares held by such shareholder in excess of 10% of the Company's outstanding shares ("Excess Shares"). Excess Shares are not counted as voting shares for purposes of establishing a quorum at shareholders' meetings. However, the Board of Directors has discretion to exempt any such Excess Shares from these restrictions if it is satisfied, on the basis of evidence and assurances acceptable to it, that the holding of shares in excess of 10% of the Company's outstanding shares by such shareholder will not result in the Company being classified as a controlled foreign corporation ("CFC"), foreign personal holding company ("FPHC") or personal holding company ("PHC") within the meaning of the U.S. Internal Revenue Code ("Code"). See "Taxation"; "Restrictions on Transfer and Voting; Redemption of Ordinary Shares".

  Every shareholder who is present in person or by proxy at a meeting of the Company shall have one vote for each Ordinary Share of which he is the holder. A poll may be demanded by the chairman of the meeting, or by any shareholder present in person or by proxy.

  The Articles of Association of the Company make no provision for cumulative voting. Accordingly, the controlling shareholders have a sufficient number of Ordinary Shares to elect all of the Company's directors.

D. RESTRICTIONS ON TRANSFER AND VOTING; REDEMPTION OF ORDINARY SHARES

  The Company's Memorandum and Articles of Association contain certain provisions which are intended to avoid situations in which the Company may be classified as a CFC, FPHC or PHC. See "Taxation". These provisions are intended only to avoid the adverse U.S. income tax consequences which would result from such classification.

  The following is a summary of the relevant provisions of the Memorandum and
Articles:

     (i) Restricted Transfers of Ordinary Shares. The Board of Directors may, but is not obliged to, refuse to register the transfer of any of the Ordinary Shares of the Company if, in the opinion of the Board, such transfer might cause the Company to be classified as a CFC, FPHC or PHC.

     (ii) Restrictions on Voting Rights. In the event that any person holds more than 10% of the Company's outstanding shares, any shares in excess of 10% of the Company's outstanding shares shall be "Excess Shares", which shall not be entitled to any voting rights and shall not be considered voting shares for purposes of establishing a quorum. However, the Board of Directors may exempt any such Excess Shares from these restrictions if it is satisfied, on the basis of evidence and assurances acceptable to it, that the holding of shares in excess of 10% of the Company's outstanding shares by such shareholder will not result in the Company being classified as a CFC, FPHC or PHC. In addition, these restrictions on voting rights do not apply to shares acquired in a cash tender offer for all outstanding shares of the Company where a majority of the outstanding shares of the Company are duly tendered and accepted pursuant to such cash tender offer.

     (iii) Disclosure of Certain Information to the Company. Any person who directly owns 5% or more of the Company's outstanding shares is required to file with the Company, within 60 days of the end of the Company's taxable year (which is currently the calendar year) and prior to any transfer of shares by or to such person, an affidavit setting forth the number of shares (1) owned directly by such person or by a nominee of such person, and (2) owned indirectly or constructively by such person by reason of the attribution rules of Sections 542, 544 and 958 of the Code or by reason of application of the attribution rules of Rule 13(d) of the U.S. Securities Exchange Act of 1934 ("Exchange Act"). The affidavit filed with the Company must set forth all the information required to be reported (1) in returns of shareholders required to be filed under U.S. Income Tax Regulations
     Section 1.6035-1 (including shareholder related information for inclusion in IRS Form 5471), and (2) in reports required to be filed under Section 13(d) of the Exchange Act. All shares held by any person who fails to comply with this reporting requirement shall be deemed Excess Shares and shall be subject to the voting restrictions and redemption provisions described herein.

     (iv) Redemption of Ordinary Shares. The Company may, in the discretion of the Board of Directors, redeem any Excess Shares at a price equal to (l) the average of the high and low sales price of the shares on the last business day prior to the redemption date on the principal national securities exchange on which such shares are listed or admitted to trading, or (2) if the shares are not listed or admitted to trading, the average of the highest bid and lowest asked prices on such last business day as reported by the National Quotation Bureau Incorporated or similar organization selected from time to time by the Company, or (3) if not determinable as aforesaid, as determined in good faith by the Board of Directors.

  The directors of the Company, in a meeting held on January 6, 1992, resolved that the principal shareholder, Brandon Wang, is exempt from the foregoing restrictions. The directors have also approved exemption of certain institutional shareholders from the foregoing restrictions as the Board was satisfied that such exemption would not have any of the adverse tax consequences described above.

E. DIRECTORS

  Under the Company's Articles of Association, the first directors must be appointed by the subscribers to the Memorandum of Association, and thereafter the directors may be appointed by the shareholders, or by the directors to fill a vacancy or as an addition to the existing directors. Directors may be removed, with or without cause, by a resolution of the shareholders of the Company, or with cause by a resolution of the other directors.

F. QUORUM

  The quorum required to constitute a valid general meeting of shareholders consists of shareholders present in person or by proxy holding at least a majority of all issued Ordinary Shares entitled to vote. If a meeting is adjourned for lack of quorum, it will stand adjourned to the next business day at the same time and place or to such other day and at such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting at least one-third of the shares entitled to vote at the meeting, the shareholder or shareholders present shall be a quorum. However, a meeting convened on the requisition of the shareholders shall be dissolved if a quorum is not present at the first meeting.

G. RESOLUTIONS

  Resolutions may be adopted at shareholders' meetings by the affirmative vote of a simple majority of the Ordinary Shares entitled to vote thereon.

  Certain actions may be taken by a resolution of the directors. Such actions include an amendment of the Company's Memorandum or Articles of Association, an increase or reduction in the Company's authorized capital, and a change in the Company's name.

H. RIGHTS IN A WINDING-UP

  Holders of Ordinary Shares are entitled to participate in proportion to their holdings in any distribution of assets after satisfaction of liabilities to creditors in a winding-up.

I. AUTHORIZED BUT UNISSUED SHARES

  Under the Company's Memorandum and Articles of Association, there are 11,685,000 authorized but unissued Ordinary Shares. Those additional authorized but unissued Ordinary Shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital or for facilitating corporate acquisitions. In addition, the Company cancelled 603,000 shares in 1996 and presently holds as treasury shares 1,033,641 Ordinary Shares, which were repurchased under the share repurchase plan adopted during 1994 and amended in 1995 and the tender offer transaction which was completed in December 1996. Under section 34 of the BVI International Business Companies Act, such shares are not entitled to vote or to have dividends paid thereon. The Company does not currently have any plans to issue additional Ordinary Shares, or to re-issue any of the Ordinary Shares presently held as treasury shares.

J. TRANSFERS OF ORDINARY SHARES

  The Company's Memorandum and Articles of Association do not restrict the transferability of fully paid Ordinary Shares, except that the Board of Directors may refuse to register the transfer of any of the Ordinary Shares if, in the opinion of the Board, such transfer might result in the Company becoming a CFC, FPHC or PHC. See "Restrictions on Transfer and Voting; Redemption of Ordinary Shares".

K. NEW ISSUES OF ORDINARY SHARES

  Under the Company's Articles of Association, the Board of Directors is authorized to exercise the power of the Company to offer, allot, grant options over or otherwise dispose of all of the remaining unissued Ordinary Shares of the Company, which comprise 11,685,000 Ordinary Shares. The Board of Directors may, without further shareholder action, increase the number of authorized shares of the Company.

  In addition the Board of Directors may, without further shareholder action, designate any of the authorized but unissued Ordinary Shares as preferred shares by amending the Company's Memorandum of Association. Upon filing such amendment with the BVI Registrar of Companies, the Board of Directors would have authority to fix the dividend rights and rates, voting rights, redemption provisions and liquidation preference, all of which may take precedence over comparable rights of the existing Ordinary Shares.

L. MERGER; DISSENTERS' RIGHTS

  BVI law provides for mergers whereby there occurs either an absorption by one company of another company and the simultaneous dissolution of the other company, or the formation of a new company that absorbs two companies and the automatic dissolution of both absorbed companies. BVI law provides for compulsory acquisition or appraisal of the interests of a shareholder who objects to the transfer of the ownership or assets of a company.

  Under section 83 of the BVI International Business Companies Act, a shareholder of a company incorporated under the Act has the right to object to a proposed merger of the Company. If the shareholder complies fully with the requirements of section 83 and the merger is approved by a majority of shareholders, the dissenting shareholder may require the Company to pay fair value (as agreed or appraised) for his shares.

  Pursuant to section 83 (11) of the Act, a shareholder who chooses to enforce dissenting shareholders' rights may not enforce other remedial rights to which he might otherwise be entitled by virtue of his holding shares, except that the shareholder shall retain the right to institute proceedings to obtain relief on the ground that the merger is illegal.

M. JOINT SHAREHOLDERS

  If two or more persons who hold shares jointly are present at a meeting in person or by proxy they must vote as one. Dividends and notices may be paid or sent, in the case of joint holders, to any one of the persons named as joint shareholders in the register of members.

N. FIDUCIARY RESPONSIBILITIES

  Under U.S. law majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in U.S. jurisdictions.

  While BVI law does permit a shareholder of a BVI company to sue its directors derivatively (i.e., in the name of and for the benefit of the Company) and to sue the Company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders in a U.S. company.

O. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Under its Memorandum and Articles of Association, the Company is authorized to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or agent of the Company, provided such person acted in the best interests of the Company and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. The Company is obliged to indemnify any director, officer or agent of the Company who was successful in any proceeding against reasonable expenses incurred in connection with the proceeding, regardless of whether such person met the standard of conduct described in the preceding sentence.

P. TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services serves as the Transfer Agent and Registrar for the Ordinary Shares.

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

  Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES.

  Not applicable.

ITEM 17. FINANCIAL STATEMENTS.

  Financial statements are presented in Item 18.

ITEM 18. FINANCIAL STATEMENTS.

The information required by Item 18 is contained in pages 17 to 33 of the Annual Report to Shareholders.

ITEM 19. FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBITS.

A. FINANCIAL STATEMENTS

  The following financial statements are contained in the Annual Report to Shareholders at the pages referred to below, which pages are incorporated herein by reference:

                                                                                             Page
                                                                                             ----
Management Report                                                                              15
Independent Auditors' Report                                                                   16
Consolidated Statements of Operations for the three years ended December 31, 1996              17
Consolidated Balance Sheets as of December 31, 1996 and 1995                                18-19
Consolidated Statements of Cash Flows for the three years ended December 31, 1996           20-21
Consolidated Statements of Shareholders' Equity for the three years ended December 31, 1996    22
Notes to Consolidated Financial Statements                                                  23-33

B. EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION
------    -----------

3.1 Loan and Security Agreement between Associated Hygienic Products LLC as Borrower and Southtrust Bank of Georgia, N.A. as Lender, signed on December 16, 1996.

11        Computation of Net Income Per Ordinary Share.

C. FINANCIAL STATEMENT SCHEDULES

  All financial statement schedules are not included because the information is contained in the Notes to Consolidated Financial Statements in pages 23 to 33 of the Annual Report to Shareholders.

                                   SIGNATURES

  Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on May 23, 1997.





                                                DSG INTERNATIONAL LIMITED


                                                By /s/TERENCE Y.F. LEUNG
                                                  ---------------------------
                                                   Terence Y.F. Leung
                                              Vice President and Treasurer

-----------------
MANAGEMENT REPORT
-----------------
To the Shareholders of DSG International Limited

The financial statements of the Company published in this report were prepared by the Company's management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with United States generally accepted accounting principles, applying certain estimates and judgments as required. The financial information elsewhere in this report is consistent with the statements.

The Company maintains a system of internal controls adequate to provide reasonable assurance that its transactions are appropriately recorded and reported, its assets are protected and its established policies are followed. This system is maintained by the establishment and communication of policies and a qualified financial staff.

Our independent auditors, Deloitte Touche Tohmatsu, provide an objective independent review by audit of the Company's financial statements and issuance of a report thereon. Their audit is conducted in accordance with United States generally accepted auditing standards.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets periodically and privately with the independent auditors and representatives from the management to appraise the adequacy and effectiveness of the audit functions, control systems and quality of our financial accounting and reporting.


/s/ Terence Leung
TERENCE LEUNG
Chief Financial Officer

March 3, 1997

----------------------------
INDEPENDENT AUDITORS' REPORT
----------------------------

To the Shareholders and the Board of Directors of DSG International Limited

We have audited the accompanying consolidated balance sheets of DSG International Limited and its subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DSG International Limited and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1996 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Hong Kong

March 3, 1997

-------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------
(in thousands except per share amounts)

                                                                        YEAR ENDED DECEMBER 31,
                                                                   1996        1995        1994
                                                                   ---------------------------------
Net sales                                                           $236,050    $245,881    $218,771
Cost of sales                                                        155,647     177,315     143,194
                                                                    --------    --------    --------
Gross profit                                                          80,403      68,566      75,577
Selling, general and administrative expenses                          64,420      59,508      52,134
                                                                    --------    --------    --------
Operating income                                                      15,983       9,058      23,443
Interest expense                                                      (2,267)     (1,759)       (724)
Interest income                                                        1,900       1,666       1,435
Exchange (loss) gain                                                    (176)      1,053       2,245
Non-recurring charge (Note 3)                                             --      (1,968)         --
Other (expense) income                                                   (89)       (318)        284
                                                                    --------    --------    --------
Income before income taxes                                            15,351       7,732      26,683
Provision for income taxes (Note 6)                                   (6,185)     (3,267)    (10,033)
Minority interest in losses                                               --         222          --
                                                                    --------    --------    --------
Net income                                                          $  9,166    $  4,687    $ 16,650
                                                                    ========    ========    ========
Earnings per share                                                  $   1.18    $   0.58    $   2.00
                                                                    ========    ========    ========
Weighted average number of shares outstanding                          7,747       8,109       8,315
                                                                    ========    ========    ========

See accompanying notes to consolidated financial statements.

---------------------------
CONSOLIDATED BALANCE SHEETS
---------------------------
(dollars in thousands except share amounts)

                                                                                     DECEMBER 31,
                                                                                 1996           1995
                                                                              -------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                   $  8,605         $ 15,573
  Accounts receivable, less allowance for doubtful accounts
    $643 in 1996 and $747 in 1995                                               27,577           26,115
  Receivable from shareholder (Note 5)                                          10,031            1,680
  Other receivables                                                              1,249              794
  Inventories (Note 7)                                                          23,990           21,399
  Prepaid expenses and other current assets                                      1,742            2,038
  Recoverable tax                                                                  569            1,034
  Deferred income taxes                                                             75               94
                                                                              --------         --------

Total current assets                                                            73,838           68,727
                                                                              --------         --------

Property and equipment -- at cost: (Note 8)
  Land                                                                           4,747            4,798
  Buildings                                                                     20,012           20,881
  Machinery and equipment                                                       69,099           66,409
  Furniture and fixtures                                                         2,622            2,408
  Motor vehicles                                                                 1,999            1,632
  Leasehold improvements                                                         1,767            1,687
  Construction in progress                                                         134                6
                                                                              --------         --------

  Total                                                                        100,380           97,821
  Less accumulated depreciation and amortization                                38,297           28,630
                                                                              --------         --------

Net property and equipment                                                      62,083           69,191
                                                                              --------         --------
Receivable from shareholder (Note 5)                                             5,613           10,856
Restricted cash                                                                     --            5,269
Deferred income taxes                                                              162               58
Other assets                                                                       214              292
                                                                              --------         --------
Total assets                                                                  $141,910         $154,393
                                                                              ========         ========

See accompanying notes to consolidated financial statements.

---------------------------------------
CONSOLIDATED BALANCE SHEETS (CONTINUED)
---------------------------------------
(dollars in thousands except share amounts)

                                                                                     DECEMBER 31,
                                                                                1996             1995
                                                                              -------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities;
   Short-term borrowings (Note 9)                                             $ 10,227         $ 15,218
   Current portion of long-term debt (Note 10)                                   3,204            8,141
   Deferred purchase consideration (Note 11)                                       839            1,258
   Accounts payable                                                             10,197           11,359
   Accrued advertising and promotion                                             5,156            4,325
   Accrued payroll and employee benefits                                         2,730            2,472
   Other accrued expenses                                                        5,161            3,721
   Income taxes payable                                                          4,195            2,259
   Deferred income taxes                                                           415              397
                                                                              --------         --------
Total current liabilities                                                       42,124           49,150
                                                                              --------         --------
Long-term debt (Note 10)                                                        21,587           16,470
Deferred income taxes                                                            3,207            3,303
Deferred purchase consideration (Note 11)                                          353            1,636
                                                                              --------         --------
Total long-term liabilities                                                     25,147           21,409
                                                                              --------         --------
Minority interest                                                                   --              128
                                                                              --------         --------

Commitments and contingencies (Note 13)

Shareholders' equity;
   Ordinary shares, $0.01 par value - authorized 20,000,000 shares;
      issued 7,712,000 shares in 1996 and 8,315,000 shares in 1995,
      outstanding 6,678,359 shares in 1996 and 7,922,000 shares in 1995             77               83
   Additional paid-in capital                                                   33,653           41,270
   Retained earnings                                                            55,670           46,504
   Foreign currency translation adjustments                                        551              720
   Treasury shares, at cost - 1,033,641 shares in 1996
      and 393,000 shares in 1995 (Note 12)                                     (15,312)          (4,871)
                                                                              --------         --------
Total shareholders' equity                                                      74,639           83,706
                                                                              --------         --------
Total liabilities and shareholders' equity                                    $141,910         $154,393
                                                                              ========         ========

See accompanying notes to consolidated financial statements.

-------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
     (dollars in thousands)

                                                                            YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------
                                                                         1996        1995        1994
                                                                    -----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                             $  9,166    $  4,687    $ 16,650
Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization                                       10,646       9,143       6,218
     Accelerated depreciation on assets written off                          --         534          --
     Gain on disposals of property                                          (15)        (51)        (48)
     Loss on sale of investments                                             --         401          --
     Deferred taxes                                                          24         (77)      1,729
     Minority interest                                                       --        (222)         --
     Other                                                                1,490        (595)       (434)
     Net change in working capital components                            (1,365)     (5,370)     (4,352)
                                                                       --------    --------    --------
Net cash provided by operating activities                                19,946       8,450      19,763
                                                                       --------    --------    --------


CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property                                                (5,871)    (16,445)    (16,024)
Proceeds from disposals of property                                          45         142         184
Purchase of subsidiaries net of cash acquired                                --          --      (5,625)
Purchase of minority interest in subsidiary                                (150)         --          --
Proceeds from sale of investments                                            --       4,565          --
Plant relocation                                                                                 (2,459)
Receipt of (investment in) restricted bank deposit                        5,269        (623)     (4,646)
Short-term investment                                                        --          --        (266)
Advances to shareholder                                                  (7,638)    (13,167)     (6,737)
Repayments by shareholder                                                 4,530       1,306      11,613
Decrease in other assets                                                     --          --          85
                                                                       --------    --------    --------
Net cash used in investing activities                                    (3,815)    (24,222)    (23,875)
                                                                       --------    --------    --------


CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) increase in short-term borrowings                             (5,172)      7,986       1,808
Increase in long-term debt and other non-current debt                    12,070      12,248       6,250
Repayment of long-term debt and other non-current debt                  (11,153)       (449)     (2,624)
Payment of deferred purchase consideration                                 (823)       (902)     (1,162)
Investment by minority interest                                              --         150         200
Purchase of treasury shares                                             (17,631)     (4,871)         --
Tender offer expenses                                                      (433)         --          --
Dividend paid                                                                --          --      (2,079)
                                                                       --------    --------    --------
Net cash (used in) provided by financing activities                     (23,142)     14,162       2,393
                                                                       --------    --------    --------
Effect of exchange rate changes on cash and cash equivalents                 43          37          38
                                                                       --------    --------    --------
Decrease in cash and cash equivalents                                    (6,968)     (1,573)     (1,681)
Cash and cash equivalents, beginning of period                           15,573      17,146      18,827
                                                                       --------    --------    --------
Cash and cash equivalents, end of period                               $  8,605    $ 15,573    $ 17,146
                                                                       ========    ========    ========

See accompanying notes to consolidated financial statements.

------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOW (CONTINUED)
------------------------------------------------
     (dollars in thousands)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                                1996        1995        1994
                                                                            ---------------------------------
SCHEDULE OF CHANGES IN WORKING CAPITAL COMPONENTS
NET OF EFFECTS FROM PURCHASE OF SUBSIDIARIES
Accounts receivable                                                          $(1,900)    $ 1,360     $(7,777)
Other receivables                                                                (13)       (627)       (534)
Inventories                                                                   (2,947)     (4,231)     (1,438)
Prepaid expenses and other current assets                                        277         100         223
Accounts payable                                                              (1,188)     (4,012)      4,404
Accrued expenses                                                               2,471       1,892         611
Income taxes payable                                                           1,935         148         159
                                                                             -------     -------     -------
Net change in working capital components                                     $(l,365)    $(5,370)    $(4,352)
                                                                             =======     =======     =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
     Interest                                                                $ 2,258     $ 1,55l     $   676
     Income taxes                                                            $ 4,412     $ 3,896     $ 8,735

See accompanying notes to consolidated financial statements.

-----------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-----------------------------------------------
   (in thousands)





                                                                                           UNREALIZED
                                                                               FOREIGN       LOSS ON
                                 ORDINARY SHARES      ADDITIONAL              CURRENCY     INVESTMENTS   TREASURY       TOTAL
                                -----------------      PAID-IN    RETAINED   TRANSLATION    AVAILABLE     SHARES     SHAREHOLDERS'
                                SHARES     AMOUNT      CAPITAL    EARNINGS   ADJUSTMENTS    FOR SALE      AT COST       EQUITY
                                ------     ------      -------    --------   -----------    --------      -------       ------
Balance at January 1, 1994       8,315       $83       $41,270    $27,246     $ (625)        $  --     $     --        $ 67,974
Net income                          --        --            --     16,650         --            --           --          16,650
Dividend paid                       --                      --     (2,079)                      --           --          (2,079)
Unrealized loss on
 investments                        --        --            --         --         --          (680)          --            (680)
Translation adjustment for
 the year                           --        --            --         --      1,125            --           --           1.125
                                ------       ---       -------    -------      -----         -----     --------        --------
Balance at December 31, 1994     8,315        83        41,270     41,817        500          (680)          --          82,990
Net income                          --        --            --      4,687                       --           --           4,687
Realized on sale of
 investments                        --        --            --         --         --           680           --             680
Purchase of treasury shares         --        --            --         --         --            --       (4,871)         (4,871)
Translation adjustment for
 the year                           --        --            --         --        220            --           --             220
                                ------       ---       -------    -------      -----         -----     --------        --------
Balance at December 31, 1995     8,315        83        41,270     46,504        720            --       (4,871)         83,706
Net income                          --        --            --      9,166         --            --           --           9,166
Purchase of treasury shares
 (Note 12)                          --        --            --         --         --            --      (18,064)        (18,064)
Cancellation of treasury
 shares                           (603)       (6)       (7,617)        --         --            --        7,623
Translation adjustment for
 the year                           --        --            --         --       (169)           --           --            (169)
                                ------       ---       -------    -------      -----         -----     --------        --------
Balance at December 31, 1996     7,712       $77       $33,653    $55,670      $ 551         $  --     $(15,312)       $ 74,639
                                ======       ===       =======    =======      =====         =====     ========        ========

See accompanying notes to consolidated financial statements.

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
    (dollars in thousands)


 1.  ORGANIZATION AND BASIS OF PRESENTATION


       DSG International Limited (the "Company") was incorporated in the British Virgin Islands on December 31, 1991. It operates through subsidiary companies located in North America, Australia, Asia and Europe which are engaged in the manufacture and distribution of disposable baby diapers, feminine napkins, adult incontinence products and training pants products.


       The financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which differ from those used in the statutory accounts of its subsidiaries. There are no material differences between the U.S. GAAP amounts and the amounts used in the statutory accounts of the subsidiaries.


 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


       Principles of consolidation -- The consolidated financial statements include the assets, liabilities, revenues and expenses of all subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

       Cash and cash equivalents -- Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, commercial paper and time certificates of deposit with an original maturity of three months or less.

       Inventories -- Inventories are stated at the lower of cost determined by the first-in, first-out method, or value determined by the market. Finished goods inventories consist of raw materials, direct labour, and overhead associated with the manufacturing process.

       Depreciation and amortization of property and equipment -- Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally three to ten years except for buildings which are 40 years. Costs of leasehold improvements are amortized over the life of the related asset or the term of the lease, whichever is shorter.

       Revenue recognition -- The Company recognizes revenue at the time shipments of product are made to customers.

       Income taxes -- Deferred income taxes are provided at enacted statutory rates for temporary differences resulting from differences between the book and tax bases of assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

       Long-lived assets -- The Company has considered in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" (SFAS No. 121), the guidelines regarding when impairment losses on long-lived assets should be recognized and how impairment losses should be measured. The Company believes that the adoption of SFAS No. 121 does not have a material effect on its financial position or results of operation.

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)


       Foreign currency translation -- The consolidated financial statements of the Company are prepared in United States dollars because this is the currency of the primary economic environment in which the Company operates. Assets and liabilities of foreign subsidiaries are translated at year end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating foreign currency financial statements are reported as a separate component of shareholders' equity. Gains or losses from foreign currency transactions are included in net income of the current period.

       Postretirement and postemployment benefits -- The Company does not provide postretirement benefits, other than pensions, and postemployment benefits, if any, are not significant.

       Earnings per share -- Earnings per share are based on the weighted average number of Ordinary Shares outstanding.

       Concentration of credit risk -- The Company sells to distributors and retailers located in each of the countries in which it operates. The Company grants credit to all qualified customers on an unsecured basis but does not believe it is exposed to any undue concentration of credit risk to any significant degree.

       Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.


 3.  NON-RECURRING CHARGE

       The non-recurring charge represents expenses of a going private transaction proposed in April 1995 by a management group, led by the Company's Chairman, Brandon Wang, and two other equity investors, which was subsequently terminated in July 1995. The expenses include bank syndication and refinancing fees and legal and professional expenses of the Company, the special committee of independent directors and a syndicate of banks.


 4.  ACQUISITIONS

       In 1996 the Company acquired, for cash of $150, the minority interest in a subsidiary, which approximated fair value.


       During 1994 the Company acquired two companies: an 80% interest in its former distributor in Thailand and the entire capital of a manufacturer of adult incontinence products in Switzerland for a total cash consideration of $6,410. Both acquisitions were accounted for as purchases and their operating results are included in the Consolidated Statements of Operations from their respective dates of acquisition. No goodwill arose on these acquisitions.


 5.  RECEIVABLE FROM SHAREHOLDER

       In 1996 and 1995 the Company advanced $7,638 and $13,167, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances are made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The advances are evidenced by promissory notes bearing interest at a

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)


       rate equal to 1.5% over the London Inter-Bank Offered Rate (LIBOR) or such other rate that the Board of Directors and the borrower shall agree in writing. The rate of interest is reviewed quarterly and adjusted, if necessary. The promissory notes are collateralized by the pledge of shares of the Company held by Brandon Wang. The fair market value of the shares pledged must be at least 200% of the amount due under the Notes. The loans are repayable on demand. However, the Company and Brandon Wang have agreed to a quarterly repayment schedule, with the final payment of principal due in 1998. During 1996, Brandon Wang and a trust controlled by him repaid $4,530 to the Company. The amount repayable in 1998 is shown as a non-current asset. At December 31, 1996, the rate of interest on the notes was 7.2% (8% in 1995). Interest of $958 was charged on these advances in 1996 ($652 in 1995). The balance at December 31, 1996 was $15,644.

       In 1994 the Company advanced amounts totalling $6,737 to Brandon Wang and to a company controlled by him on an unsecured basis. Interest at the rate of 8% per annum was charged on these advances and amounted to $305 in 1994.


6.  INCOME TAXES

       Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The Company is not taxed in the British Virgin Islands where it is incorporated.

       The components of income before income taxes areas follows:


                                                YEAR ENDED DECEMBER 31,
                                                -----------------------
                                                1996      1995     1994
                                               --------------------------
       U.S.                                    $ 6,503   $5,467   $14,932
       Foreign                                   8,848    2,265    11,751
                                               -------   ------   -------
                                               $15,351   $7,732   $26,683
                                               =======   ======   =======

       The provision for income taxes consists of the following:


                                               YEAR ENDED DECEMBER 31,
                                               -----------------------
                                               1996      1995     1994
                                              --------------------------
       Current
          U.S. Federal                        $2,320    $1,611   $ 5,595
          U.S. State                              54         -       482
          Foreign                              4,164     2,175     3,532
       Benefit of loss carryforwards            (415)     (440)   (1,305)
       Deferred taxes                             62       (79)    1,729
                                              ------    ------   -------
                                              $6,185    $3,267   $10,033
                                              ======    ======   =======

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)


6.  INCOME TAXES (CONTINUED)

       A reconciliation between the provision for income taxes computed by applying the United States Federal statutory tax rate to income before taxes and the actual provision for income taxes is as follows:


                                                                                    YEAR ENDED DECEMBER 31,
                                                                             ------------------------------------
                                                                                1996          1995          1994
                                                                             ------------------------------------
        Provision for income taxes at statutory rate on
          profit for the year                                                   35.0%         35.0%         35.0%
        Lower tax rate applicable to foreign earnings                           (1.1)         (1.6)         (1.0)
        State income taxes net of Federal benefit                                0.4           1.2           1.8
        Losses for which tax benefit is not available                            2.1           9.0           2.2
        Utilization of loss carryforwards                                       (2.7)         (5.7)         (4.9)
        Withholding tax on interest and royalty income                           1.9           5.0           0.7
        Other                                                                    4.7          (0.6)          3.8
                                                                               -----         -----         -----
        Effective rate                                                          40.3%         42.3%         37.6%
                                                                               =====         =====         =====

       Certain subsidiaries have operating loss carryforwards for income tax purposes which maybe applied to reduce future taxable income. The loss carryforwards are available on a country by country basis and are not available for use except in the country in which the loss occurred. At December 31, 1996 the tax loss carryforwards by country and their future expiration dates are as follows:


                             TOTAL     2000     2001     2002    2003   INDEFINITE
                        ----------------------------------------------------------
       United Kingdom      $80,378   $   --   $   --   $   --    $ --      $80,378
       Thailand                811       --      811       --      --           --
       Switzerland           4,540      909      937    2,009     685           --
       China                   383      321       62       --      --           --
                           -------   ------   ------   ------    ----      -------
                           $86,112   $1,230   $1,810   $2,009    $685      $80,378
                           =======   ======   ======   ======    ====      =======

       Included in United Kingdom operating loss carryforwards for income tax purposes is approximately $74,242 relating to tax losses at the date of acquisition of a company acquired in 1993. Utilization of these losses will result in a reduction in future tax expense and is dependent on both the earning of sufficient otherwise taxable income in the relevant countries and the satisfaction of technical requirements of applicable law. In the case of the United Kingdom, this includes the requirement that there not be a "major change" in business activities.

       Deferred income tax balances at December 31, 1996 are related to:

                                                    ASSETS        LIABILITIES
                                                   --------------------------
       Inventories                                 $      7        $  (196)
       Accounts receivable and prepaid expenses          29           (200)
       Property                                          --         (3,000)
       Other                                            201            226)
       Tax loss carryforwards                        26,525             --
       valuation allowances                         (26,525)            --
                                                   --------        -------
       Total                                       $    237        $(3,622)
                                                   ========        =======

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)


7.   INVENTORIES

       Inventories by major categories are summarized as follows:


                                                 AT DECEMBER 31,
                                               ------------------
                                                 1996      1995
                                               ------------------
       Raw materials                           $13,646    $12,949
       Finished goods                           10,344      8,450
                                               -------    -------
                                               $23,990    $21,399
                                               =======    =======

8.   PROPERTY AND EQUIPMENT


       Included in property and equipment are assets acquired under capital leases with the following net book values:


                                                 AT DECEMBER 31,
                                               ------------------
                                                 1996     1995
                                               ------------------
       At cost:
         Machinery and equipment                $2,786    $248
         Motor vehicles                            458     257
                                                ------    ----
                                                 3,244     505
       Less: Accumulated depreciation              501     130
                                                ------    ----
       Net book value                           $2,743    $375
                                                ======    ====

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)

9.   SHORT-TERM BORROWINGS

       These include borrowings in the form of trade acceptances, loans and overdrafts with various banks:

                                                              AT DECEMBER 31,
                                                          ---------------------
                                                            1996         1995
                                                          ---------------------
       Credit facilities granted                             $32,837    $26,016
                                                             =======    =======
       Utilized                                              $10,227    $15,218
                                                             =======    =======

       Weighted average interest rate on
        borrowings at end of year                               6.46%      7,54%
                                                             =======    =======

       The Company maintains short-term bank credit lines in each of the countries in which it operates. Interest rates are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review. The Company had a $5,000 line of credit facility with a U.S. domestic bank at December 31, 1996 ($2,000 in 1995). Borrowings under this line of credit are repayable in 1998 and bear interest at LIBOR plus 1.75% (7.45% at December 31, 1996). The line of credit is collateralized by the accounts receivable, inventory and equipment of the Company's U.S. subsidiary.

10.  LONG-TERM DEBT

       Long-term debt consists of:

                                                                     AT DECEMBER 31,
                                                                 ---------------------
                                                                   1996         1995
                                                                 ---------------------
       Acquisition loan due in 1998 bearing interest at
          6% at December 31, 1996.  Repayable in 5 years'
          quarterly installments commencing in 1993. The
          acquisition loan is associated with the purchase
          of a Canadian subsidiary, is denominated in
          Canadian dollars and is collateralized by the
          net assets of the subsidiary                              $ 1,504   $ 2,188
       Swiss Franc denominated mortgage loans bearing interest
          at 5% per annum repayable after 5 years                     4,688     5,478
       Bank loan fully repaid in 1996. The loan was secured over
          a bank deposit of the same amount which was included in
          restricted cash                                                --     5,269
       Bank loan bearing interest at a rate of 7.7% per annum
          at December 31, 1996, $1,375 repayable in 1997,
          $1,500 in 1998 and $12,125 in 1999. The loan is
          secured over the property, plant and equipment of
          the Company's Duluth, Georgia facilities                   15,000    10,000
       Bank loan bearing interest at 6.7% at December 31, 1996.
          Repayable in 3 years' semi-annual installments
          commencing in 1995. The loan is secured over a
          diaper machine                                                882     1,322
       Bank loan repaid in 1996                                          --        29
       Capital leases                                                 2,717       325
                                                                    -------   -------
       Total                                                         24,791    24,611
       Current portion of long-term debt                              3,204     8,141
                                                                    -------   -------
       Long-term debt, less current portion                         $21,587   $16,470
                                                                    =======   =======

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)


10.  LONG-TERM DEBT (CONTINUED):

       Maturities of long-term debt as at December 31, 1996 are as follows:


                                                  CAPITAL
                                      LOANS       LEASES         TOTAL
                                   -------------------------------------
       Year ending December 31,
            1997                      $ 2,733     $  471         $ 3,204
            1998                        2,528        439           2,967
            1999                       12,125      1,784          13,909
            2000                           --         15              15
            2001 and thereafter         4,688          6           4,694
                                      -------     ------         -------
       Total                          $22,074     $2,715         $24,789
                                      =======     ======         =======

11.  DEFERRED PURCHASE CONSIDERATION

       In connection with the 1993 acquisition of the disposable hygiene division of a Swiss corporation, the purchase price included a quarterly payment representing 3.5% of the subsidiary's net sales for the five-year period ended June 30, 1998. This amount will be reduced if certain specified conditions occur and the subsidiary is liquidated. The purchase liability is based on estimates made by the Company with reference to the past and current trading history. No interest is payable on the amounts outstanding. The remaining estimated annual payments are $839 in 1997 and $353 in 1998.


12.  SHARE REPURCHASES

       During 1994 the Company adopted a plan authorizing the Company to repurchase up to 500,000 shares of its ordinary shares and, in 1995, the authority to purchase shares was increased to 1,000,000 shares. The Company purchased 240,000 shares under this program for cash of $3,079 in 1996 and 393,000 shares for cash of $4,871 in 1995. 603,000 of these repurchased shares were cancelled in 1996. Subsequent to the year end date, a further 5,000 shares were repurchased for cash of $68.

       On November 13, 1996, the Company made a tender offer to its public shareholders to acquire its ordinary shares at prices, net to the seller in cash, not greater than $14.50 nor less than $12.75 per share. The offer closed on December 13, 1996 and the Company purchased 1,003,641 shares from the public shareholders at a price of $14.50 per share. In conjunction with the tender offer, the Company incurred $433 for investment banking fees, and legal and professional fees.

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)


 13. COMMITMENTS AND CONTINGENCIES

       The Company and its subsidiaries lease land, facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Rental expense under operating leases was $2,125 in 1996, $2,156 in l995 and $2,174 in 1994.

       As at December 31, 1996, the Company and its subsidiaries were obligated under operating leases requiring minimum rentals as follows:


       Year ending December 31,
         1997                        $1,545
         1998                           484
         1999                           167
         2000                           152
         2001                           152
         2002 and thereafter            978
                                     ------
       Total                         $3,478
                                     ======

       At December 31, 1996, the Company had capital commitments for the purchase of machinery and equipment of $277 which will be expended in 1997.

       The Company and its subsidiaries are, from time to time, involved in routine legal matters incidental to their business. In the opinion of the Company's management, the resolution of such matters will not have a material effect on the Company's financial position or results of operations.


14.  EMPLOYEE BENEFIT PLANS

       The Company's United States subsidiary has established a 401(k) plan under which the Company matches employee contributions up to 5% of employees' base compensation. The Company's other international subsidiaries have defined contribution plans, covering substantially all employees, which are determined by the boards of directors of the subsidiaries. These plans provide for annual contributions by the Company from 3.5% to 20% of eligible compensation of employees based on length of service.

       Total expense related to the above plans was $1,134 in 1996, $905 in 1995 and $753 in 1994.

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)


15.  SUPPLEMENTARY INFORMATION


       Valuation and qualifying accounts:

                                                   BALANCE AT                      CHARGED TO
                                                   BEGINNING      PURCHASE OF       COST AND                   BALANCE AT END
                                                    OF YEAR       SUBSIDIARIES      EXPENSES    DEDUCTIONS        OF YEAR
                                                    -------       ------------      --------    ----------        -------

Year ended December 31,1996
     Allowances for doubtful accounts                  $  747         $--            $  381         $(485)         $  643
     Provision for inventory obsolescence                 450          --               765          (211)          1,004
                                                       ------         ---            ------         -----          ------
                                                       $1,197         $--            $1,146         $(696)         $1,647
                                                       ======         ===            ======         =====          ======
Year ended December 31, 1995
     Allowances for doubtful accounts                  $1,071         $--            $  145         $(469)         $  747
     Provision for inventory obsolescence                 304          --               499          (353)            450
                                                       ------         ---            ------         -----          ------
                                                       $1,375         $--            $  644         $(822)         $1,197
                                                       ======         ===            ======         =====          ======

Year ended December 31, 1994
     Allowances for doubtful accounts                  $  312         $31            $  989         $(261)         $1,071
     Provision for inventory obsolescence                 193          --               332          (221)            304
                                                       ------         ---            ------         -----          ------
                                                       $  505         $31            $1,321         $(482)         $1,375
                                                       ======         ===            ======         =====          ======

       Deductions relate to write-offs of accounts receivable as bad debts and disposals of inventories.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of the Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments", The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, accounts receivable, receivables from shareholder, accounts payable, short-term borrowings, deferred purchase consideration and long-term debt are reasonable estimates of their fair value. The interest rate on the Company's long-term debt approximates that which would have been available at December 31, 1996 for debt of the same remaining maturities. The fair value of deferred purchase consideration has been estimated using the expected future cash payments discounted at a market interest rate.

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)


17.  SEGMENT INFORMATION

       The Company is engaged in one industry segment, the manufacturing and marketing of disposable hygienic products.

       Certain financial information by geographic area is as follows:

                                                       YEAR ENDED DECEMBER 31,
                                               -----------------------------------
                                                    1996        1995        1994
                                               -----------------------------------
        NET SALES
        North America                             $ 92,622    $111,505    $111,025
        Australia                                   47,643      44,329      38,441
        Asia                                        60,359      47,837      36,870
        Europe                                      35,426      42,210      32,435
                                                  --------    --------    --------
                                                  $236,050    $245,881    $218,771
                                                  ========    ========    ========

        OPERATING INCOME (LOSS)
        North America                             $ 10,530    $  9,674    $ 20,809
        Australia                                    5,204       2,293       6,278
        Asia                                         6,827       3,114       3,900
        Europe                                          35      (2,217)     (1,363)
        Corporate expenses                          (6,613)     (3,806)     (6,181)
                                                  --------    --------    --------
                                                  $ 15,983    $  9,058    $ 23,443
                                                  ========    ========    ========


        ASSETS, AT END OF PERIOD
        North America                             $ 37,975    $ 41,466    $ 45,599
        Australia                                   30,221      24,831      21,389
        Asia                                        32,630      31,104      24,250
        Europe                                      24,649      30,117      29,944
        Corporate assets                            16,435      26,875      14,255
                                                  --------    --------    --------
                                                  $141,910    $154,393    $135,437
                                                  ========    ========    ========

       No single customer accounted for 10% or more of the total revenues.

------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
------------------------------------------------------
    (dollars in thousands)


18.  QUARTERLY DATA (UNAUDITED)


                                         1ST QUARTER   2ND QUARTER    3RD QUARTER    4TH QUARTER
                                         -------------------------------------------------------
       1996
       Net sales                            $62,109       $59,995        $57,992       $55,954
       Gross profit                          18,658        20,810         20,106        20,829
       Net income                             1,118         2,278          2,347         3,423
       Earnings per share                      0.14          0.29           0.30          0.45

       1995
       Net sales                            $64,651       $63,395        $60,526       $57,309
       Gross profit                          19,076        18,385         16,715        14,390
       Net income (loss)                      2,174         1,933         (1,858)/(1)/   2,438/(1)/
       Earnings (losses) per share             0.26          0.24          (0.23)         0.31

       1994
       Net sales                            $47,806       $51,083        $60,027       $59,855
       Gross profit                          17,098        18,691         20,621        19,167
       Net income                             4,074         4,288          4,813         3,475
       Earnings per share                      0.49          0.52           0.58          0.41/(2)/

       (1) The 3rd Quarter and 4th Quarter 1995 results include non-recurring charges of $l,433 and $535, respectively.

       (2) In the 4th Quarter 1994, the directors approved and paid to senior management, in addition to the standard quarterly incentive bonus, a discretionary bonus which had the effect of reducing earnings per share for the 4th Quarter by $0.21.



ORDINARY SHARE PRICE:

                                 1996                 1995
                           -----------------   -----------------
QUARTER                     HIGH       LOW      HIGH        LOW
                           -----------------   -----------------
Fourth                     $14 7/8   $11 1/4   $13       $10
Third                       11 5/8    10 1/4    18 5/8     8 1/2
Second                      15 1/8    10 7/8    19 1/2    13 1/4
First                       15 1/2    12 1/2    17 3/4    11