Form 20-F
period 1997-12-31
DSG INTERNATIONAL LTD
filed 1998-06-12
CIK 883230

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F


[_]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                      OR
[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
                                      OR
[_]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                For the transition period from _____ to ______

                        COMMISSION FILE NUMBER 33-45136

                           DSG INTERNATIONAL LIMITED
   -------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


   -------------------------------------------------------------------------
                (Translation of Registrant's name into English)

                             BRITISH VIRGIN ISLANDS
   -------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

             17/F WATSON CENTRE, 16-22 KUNG YIP STREET, KWAI CHUNG
                                   HONG KONG
                             TEL. NO. 852-2427-6951
   -------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                Title of each                         Name of each exchange
                   Class                              on which registered
                   NONE
            ----------------------                    ----------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           ORDINARY SHARES, PAR VALUE
                      $0.01 PER SHARE ("ORDINARY SHARES")
   -------------------------------------------------------------------------
                                (Title of Class)


   -------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
   -------------------------------------------------------------------------
                                (Title of Class)
  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                         ORDINARY SHARES     6,674,606

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            [X]  Yes      [_]  No
  Indicate by check mark which financial statement item the registrant has elected to follow.
                            [_]  Item 17  [X]  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

  Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                            [_]  Yes       [_] No

ITEM 1.  DESCRIPTION OF BUSINESS.



A.  THE COMPANY

     The Company was founded in Hong Kong in 1973, and was the first manufacturer of disposable baby diapers in Hong Kong and one of the first companies to offer disposable baby diapers to Hong Kong consumers. The Company also exports its products from Hong Kong to other countries in Asia, including China, Singapore, Thailand, Malaysia and Indonesia.

     In 1984, the Company established a manufacturing facility in California through a joint venture with a large French disposable diaper manufacturer, and later that year acquired full ownership of that facility.

     In 1987, the Company acquired the U.S. assets of a major private label disposable baby diaper manufacturer which was in bankruptcy, and was thus able to establish a second manufacturing facility at Norcross, Georgia to serve the central, southeastern and northeastern United States. As a result, the Company was able to move its "FITTI(R)" brand into U.S. national distribution.

     In 1988, the Company acquired all the assets of an unprofitable private label manufacturer of disposable baby diaper manufacturer in Australia. Also in 1988, the Company acquired the assets, including brand names, of the unprofitable disposable baby diaper manufacturing division of a major U.K. consumer products company.

     In September 1991, the Company opened a new manufacturing facility in Singapore to relieve capacity constraints at its Hong Kong facility and to better service South East Asian markets.

     On March 6, 1992, the Company commenced the initial public offering in the United States of its Ordinary Shares.

     In July 1993, the Company acquired all the assets of a private label disposable baby diaper and feminine napkin manufacturing division of a Swiss company. In September 1993, the Company acquired an unprofitable private label disposable baby diaper and feminine napkin manufacturing company in Canada. At the end of December 1993, the Company further acquired an unprofitable branded product disposable baby diaper manufacturer in the United Kingdom. The Company moved its manufacturing plant in Norcross, Georgia to Duluth, Georgia, where the Company further expanded its production capacity in the U.S.

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

     In April 1995, the Company's management group, led by the Chairman, Brandon Wang, and two other equity investors proposed a going private transaction to which the holders of all the outstanding shares of the Company held by the public would receive $19 per share. On May 26, 1995, after a review by a Special Committee of independent directors appointed to consider and advise on the proposal. The Board of Directors approved the going private transaction at a price of $19.25 per share and authorized the Company to enter into a merger agreement with corporations that had been formed by the management group. On July 7, 1995 the merger agreement that had been entered into as of May 26, 1995 to effect the going private transaction was terminated because there was no reasonable possibility that certain conditions of the merger agreement could be satisfied within the time period stipulated in the agreement as there was no reasonable prospect that financing would be available on satisfactory terms within such time period.

     In September 1995, the Company opened its new plant in Bangkok, Thailand. In October 1995, the Company established a wholly owned subsidiary in Malaysia to assist with the marketing and distribution of the Company's products in Malaysia.

     In November 1996, the Company invited its public shareholders to tender their shares to the Company at prices not greater than $14.50 or less than $12.75 per share. The tender offer closed on December 13, 1996 and the Company purchased 1,003,641 shares from the public shareholders at a price of $14.50 per share.

     In April 1997, the Company acquired the entire share capital of an adult incontinence and disposable baby diaper manufacturer in Wisconsin, United States, and the manufacturing assets of a company in the Netherlands and its related distribution company in Belgium.

     In June 1997, the Company entered a joint venture agreement with an Indonesian distributor to establish a manufacturing facility in Jakarta, Indonesia to manufacture disposable baby diapers. The Company owns a 60% interest in the joint venture company.

     During 1997, the Company closed its manufacturing operations in Canada, California and Singapore.

     DSG International Limited is incorporated in the British Virgin Islands and has its principal executive office at 17/F Watson Center, 16-22 Kung Yip Street, Kwai Chung, Hong Kong. Its telephone number is (852) 2427-6951.

B.  BUSINESS

1.  General

    The Company manufactures and markets disposable baby diapers, training pants and adult incontinence products primarily under its own brand names, which include "FITTI(R)", "PET PET(R)", "COSIES(R)", "COSIFITS(R)", "BABY LOVE(R)", "TOGS(R)", "CARES(R)", "VLESI(R)", "DISPO 123(TM)", "CERTAINTY(R)" and "HANDY(TM)". The Company also manufactures and markets disposable baby diapers, adult incontinence, training pants and feminine napkins products under private labels. The Company's products are sold internationally, with its twelve manufacturing facilities being in Hong Kong, the United States, Australia, the United Kingdom, Singapore, Switzerland, Canada, the People's Republic of China ("PRC") and Thailand. The Company's manufacturing operations in Singapore and California were closed in December 1997 and the operation in Canada was closed in March 1998.

     The Company's operation in the United States, the Company's largest operation, in association with the Company's operation in Wisconsin, manufactures and distributes branded and private label disposable baby diapers, adult incontinence, feminine napkins and training pants products for the North American market. With sales in 48 states, the Company's "FITTI(R)" brand is one of the best selling brands of disposable baby diapers in the United States (excluding retailers' private labels). The Company estimated that its "FITTI(R)" brand has approximately 3% market share on a volume basis in the food and grocery store sector.

     In Australia, where the Company is one of the leading disposable baby diaper manufacturers, it estimates that it has an overall unit volume market share of approximately 22%, placing it second in that market. The Australian market is divided into three major retail sectors, which are grocery, pharmacy and variety. The Company is currently supplying brands of both premium and economy quality to all three market sectors. The Company also markets disposable baby diapers under retail chain private labels, which accounted for approximately 16% of its Australian sales in 1997. The Company introduced the "VLESI(R)" range of adult incontinence products into the Australian market in mid 1996, targeting the institutional sector of the market. This new product range showed substantial growth during 1997.

     The Company estimates that its share of the disposable baby diaper market in Hong Kong was around 20%, placing it second in the market. In most of the South East Asia countries, the Company's leading brands, "FITTI(R)" and "PET PET(R)", are well established. The Company's unit sales in the PRC, Thailand, Malaysia and Indonesia grew steadily in 1997 and the Company believes that it will continue to expand sales in those countries with the accelerating rate of conversion of use of disposable baby diapers. The Company commenced manufacturing and distribution of adult incontinence products through its operation in Thailand in 1995 and launched its "DISPO 123(TM)" brand in the same year and its "HANDY(TM)" brand in 1997. The Company entered into a joint venture in Indonesia to build a plant to manufacture disposable baby diapers, it is estimated that the plant will commence operation in the fourth quarter of 1998. The sales of adult incontinence products increased steadily over the years and the Company's brands are well established both in the retail and institutional sectors in the markets of the Asia Pacific region. Although the Company encountered the unprecedented financial turmoil in the region in the second half of the year 1997, the Company remains optimistic about the market growth potential in Asian Pacific region.

     In the United Kingdom, the Company continues to emphasize its branded products as the Company has seen vigorous consolidation of private label manufacturers in the United Kingdom. On a selective basis, the Company also manufactures private label disposable diapers which provide the Company with reasonable profit margin. In Switzerland, the Company's operation near Zurich manufactures primarily private label disposable baby diapers and feminine napkins for a major retail group, which has over a 50% share of the retail trade in Switzerland. The Company also manufactures and distributes its "FITTI(R)" brand products for Switzerland and other European markets but the expected growth is limited by other nationally advertised brands. The Company's operation in the Eastern region of Switzerland manufactures and distributes its branded "VLESI(R)" and other private label adult incontinence products for the domestic market in Switzerland and for other European markets. The Company stepped up its position in adult incontinence market in Europe by acquisition of a Belgium adult incontinence distribution company in 1997 and the Company believes that by focussing in adult incontinence market, it will create further inroads in the continental Europe market.

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

     The Company's growth strategy is to target its branded products at selected sectors of mature markets, such as the United States and Western Europe, and to take a broader marketing approach in less developed markets where there is a high rate of growth in disposable diaper usage. The Company believes that its manufacturing facilities in Asia and Australia will enable it to participate in the expected growth of those markets. In the past, the Company has expanded its business into new markets by acquiring the assets of unprofitable disposable baby diapers, feminine napkins manufacturers and more recently by acquiring adult incontinence manufacturers in the United States, Australia, the United Kingdom, Canada and Switzerland. The Company will expand through acquisitions when opportunities arise and establish its own manufacturing facilities in emerging markets which offer significant potential, such as the Company's facilities in the PRC and Thailand which were opened in 1994 and 1995, respectively, together with the upcoming facility in Indonesia commencing in 1998.

     The Company's principal raw materials are fluff wood pulp and super absorbent polymer. Other raw materials include polyethylene backsheets, polypropylene non-woven liners, adhesive tapes, hot melt adhesive, elastic and tissue. The cost of materials increased moderately in 1997 and also in 1998. Raw materials account for about three-quarters of the cost of goods sold.

     Disposable diapers are designed and marketed with two basic objectives in mind: to afford parents of infants up to two and one-half years of age the convenience of diapers which are disposed of after one use; and to reduce the risk of chapping ("diaper rash") which often occurs when moisture from a soiled diaper remains in contact with the baby's skin. The basic concept of most disposable diapers on the market is the same: to allow moisture to pass through a soft inner layer which is in contact with the baby's skin into a highly absorbent inner core, from which the moisture is prevented from escaping by an outer moisture-proof backsheet. There are significant differences in quality among the various disposable diapers currently on the market. The most important quality features of disposable diapers are their ability to absorb and retain fluids, to prevent leakage through leg and waist openings by the use of elasticized bands, and to be easily fitted and held in place by adhesive tapes which secure the diaper firmly without causing discomfort to the baby. Broadly, disposable diapers are divided into two types: thicker "regular" diapers which use primarily fluff wood pulp as the absorption medium; and thinner "ultra" diapers which use less fluff wood pulp and employ a super absorbent polymer in the absorbent core. Other features, such as innovative fastenings, attractive designs, extra-dry sub-layer, gender specific absorbent cores, stand-up leg gathers, elastic waistband and packaging help to differentiate products from one another.

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

     The Company believes that there is significant potential for adult incontinence products due to the aging populations of the industrialized and developed countries. The Company has entered the adult incontinence market, and has established and acquired manufacturing facilities in Thailand, Switzerland and Wisconsin in the United States. The Company believes that with its three strategically located manufacturing facilities, the Company is able to expand its sales of adult incontinence products in the markets in North America, Europe and Asia. The Company introduces adult incontinence products into its markets in a manner consistent with its niche market strategy. The Company believes that the key to successful marketing of this type of product is the high and prompt level of service from the manufacturer and distributor, regular contact with institutions to ensure proper usage of the products, and providing a range of products of high quality and performance.

FORWARD-LOOKING STATEMENTS

     The Company expects that the currency turmoil in the Asian region will continue to affect the economic and financial environment of Asian countries in 1998. The intense price and promotional competition in North America will continue in 1998. The market environment in Europe will continue to be difficult. The manufacturing plant in Indonesia will commence operation in the fourth quarter 1998. The Company is planning to increase its adult incontinence products sales in the Australian, Asian and European markets.

     From time to time, the Company may make certain statements that contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995). Words such as "anticipate", "estimate", "project" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements may be made by management orally or in writing, including, but not limited to, in press releases, as part of this Management's Discussion and Analysis of Financial Condition and Results of Operations and as part of other sections of this Annual Report on Form 20-F and the Company's other filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

     Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including without limitation to those identified below. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results of current and future operations may vary materially from those anticipated, estimated or projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their respective dates.

RISK FACTORS

     The Company's forward-looking statements are based on the Company's assumptions regarding the economies and market conditions in the countries in which it operates, and certain assumptions regarding the price of raw materials, including fluff wood pulp and super absorbent polymer.

     Among the factors that have a direct bearing on the Company's results of operations and financial condition are leverage and debt service, competitive industry, price changes by competitors, dependence on key products and acceptance of product innovations, cost of certain raw materials, international operations, currency fluctuations, currency devaluations, currency restrictions, intellectual property risks, technological changes, covenant limitations and other factors discussed herein.

     If the Company's actual performance differs materially from its projections which are based on assumptions regarding the economies and market conditions in the countries in which it operates, the Company's actual results could vary significantly from the performance projected in the forward-looking statements.

2.  Geographic Segment Information

     The following table sets forth the percentage of the Company's net sales and operating income (loss) by geographic market.


                                                                                   1997     1996     1995
                                                                                   -----    -----    -----

Net sales

     North America.............................................................    39.4%    39.2%    45.3%
     Australia.................................................................    20.4     20.2     18.0
     Asia......................................................................    24.7     25.6     19.5
     Europe....................................................................    15.5     15.0     17.2
                                                                                  ------    -----   ------
                                                                                  100.0%   100.0%   100.0%
                                                                                  ======   ======   ======

Operating income (loss)

     North America.............................................................   (15.3)%   65.9%   106.8%
     Australia.................................................................   165.6     32.6     25.3
     Asia......................................................................   173.3     42.7     34.4
     Europe....................................................................   (72.2)     0.2    (24.5)
     Corporate expenses........................................................  (151.4)   (41.4)   (42.0)
                                                                                  ------    -----   ------
                                                                                  100.0%   100.0%   100.0%
                                                                                  ======   ======   ======

a.   NORTH AMERICA

i.   Products

     The Company manufactures and distributes disposable baby diapers, disposable training and youth pants, adult incontinence products and feminine protection products throughout North America under the brand names of "FITTI(R)" and "CERTAINTY(R)", as well as a growing number of different private label brands. The "FITTI(R)" baby diaper brand is a full-featured product, recognized for its unique wetness indicator, a cute print that fades away when the diaper becomes wet. The "FITTI(R)" brand name is also used with the Company's disposable training pants and the new DRI-NITE JUNIOR youth pants. These pant products feature cloth-like covers, tear-away side panels, and comfortable waist and hip elastic. Another product in the "FITTI(R)" line-up is Insert Shields, a product designed to be used as a diaper insert or a disposable pad for light incontinence. The Company is the first to offer a Super Toddler or XXL size baby diaper that is marketed under various private labels. The Procter & Gamble Company has announced a Pampers product in the same size that it will begin shipping in May 1998.

     The Company has also launched economical "jumbo" pack diapers into the marketplace under the "FITTI(R)" brand. These have been well accepted by retailers and consumers alike, and initial gains in expanding distribution of these products have been strong.

     The Company continues to expand its private label diaper business throughout North America with such customers like Walgreens Drug, Harris-Teeter, A&P, Topco, Shurfine International, Hannaford Bros., Sav-A-Lot, Pathmark, Rite-Aid and McLane (a division of Wal-Mart). The Company is one of two full line manufacturers in the disposable private label baby products segment capable of producing and marketing disposable baby diapers in all varieties as well as training pants, youth pants and diaper inserts. This advantage will result in expanded sales and increased distribution of the Company's products. Consequently, the focus of the Company will be targeted primarily at private label partnership opportunities in the months ahead.

     The Company successfully launched its adult incontinence products in late 1996. The Company's primary focus is once again the development of solid private label supply partnerships with retailers such as Walgreens, Rite-Aid, Pathmark, Target Stores and others. The Company's products are also available under the "CERTAINTY(R)" brand name. Offered under this name are briefs, feminine bladder control pads, and feminine control bladder guards. All of these products provide the incontinent sufferer with product features and performance the Company believes are superior to any other brands now available in North America. In all cases, the Company is offering products with genuine points of difference and exclusive benefits, features that have helped enhance acceptance of these new programs. Other new products are on the horizon, assuring the Company's position as the primary provider of value priced "premium" products. The Company's adult incontinence product line represents an ideal opportunity to expand sales and distribution in this fast growing category, while enhancing margin opportunities relative to baby diapers.

ii.  Sales and Marketing

     Disposable baby diapers are believed to account for more than 90% of the baby diaper changes in North America. The market can be divided into several segments: brands that are advertised and sold nationally; brands that are not widely advertised but are sold nationally; brands sold only in specific regional areas; and baby diapers sold under the private labels of retailers. The nationally advertised brands now account for roughly 75% of all sales. The Company maintains a solid distribution base on its "FITTI(R)" brand, with new retail customers coming on board in Canada, the United States and Puerto Rico. Sales of "FITTI(R)" disposable training pants have seen an excellent steady volume growth. The product was repositioned in 1996 with better features for the consumer at no additional cost. The recent launch of new "FITTI(R)" DRI-NITE JUNIOR youth pants has been a big success. Since the Company provides the only value alternative for the consumer to Kimberly-Clark's Goodnites, steady distribution and sales gains are continuing.

     The Company has consolidated its manufacturing and distribution operations into two facilities to efficiently serve all North American markets. Facilities are located in Oconto Falls, Wisconsin, and Duluth, Georgia. Sales and marketing efforts are managed by a direct sales management team, which utilizes a national network of independent, commissioned brokers to sell directly to retailers and distributors/wholesalers. These brokers serve as the Company's sales agents within defined territories to monitor sales, implement company-sanctioned trade promotions and handle all retail merchandising responsibilities for the complete line of the Company's products. The Company remains committed to its marketing philosophy of direct account call responsibility for all of its sales management personnel. This allows the Company to provide a high degree of category expertise and education, while remaining flexible and responsive to trade and also to market needs. In addition, the strategic location of its North American manufacturing facilities has enabled the Company to achieve average shipping transit time of one to two days for most North American destinations.

     Branded Products. Due to the continuing intense price and promotional pressure, along with a declining birth rate in the North American market, "FITTI(R)" continued to enjoy a significant share of the United States disposable baby diaper market, despite the slight sales volume decline from 1996 levels. For the quarter ended December 31, 1997, "FITTI(R)"'s share was 2.3% of the total units of disposable baby diapers and training pants sold in grocery outlets within the United States. The grocery store sector represents approximately 52% of the $4 billion United States retail market. In certain markets, such as that of the New York metropolitan area, the nation's largest market, the Company believes that "FITTI(R)" brand is much greater than conventional market share data would indicate due to the high percentage of "FITTI(R)" diapers sold through wholesale and inner city outlets that do not
report to typical market research organizations.   In other markets, such as
those in Kansas and Oklahoma, the Company believes that the "FITTI(R)" market share remains in excess of 10% of all units sold in grocery outlets. The Company concentrates its efforts and marketing activities on providing wholesalers and retailers with above average profit margins through the use of packaging with greater shelf impact, creative and effective promotions combined with very efficient distribution, electronic data interchange capability and a high level of customer service. In the fall of 1997, the Company re-staged its "FITTI(R)" diapers with a new lower price and greater consumer value. The Company is confident the "FITTI(R)" brand has enhanced its philosophy of offering the consumer "the best product for the price". The Company provides consumers with affordable retail price points, unique product features and the value-added combination of quality products at lower prices. The Company has grown its business with a concentrated effort within the primary diaper selling class of the trade : grocery. The Company enjoys good retail distribution of its "FITTI(R)" brand and very good working relationships with major national and regional grocery retailers such as Kroger, Pathmark, Shop Rite, A&P, Super Value and Fleming. The Company continues to target the non-food class of trade as a major area of opportunity for growth in the future. Current non-food retail partners include Ames, Shopko, Kmart/Canada and Meijer. The Company continues to benefit from its marketing "firsts", bringing greater consumer value to new segments of the disposable baby product category. Among these firsts are disposable youth pants under the "FITTI(R)" DRI-NITE JUNIOR name and a new Super Toddler (XXL) size baby diaper, marketed under assorted private label banners.

     The Company began its launch of adult incontinence products in 1996.
On the branded side, "CERTAINTY(R)" is the name under which the Company markets its adult products. The focus of the Company is once again the private label sector of adult incontinence, where sales are increasing at a dramatic rate, the private label share of category sales is extremely high (25%+), and the Company can offer retailers superior products to any of the national brands. Already, the Company has new product entries in the development stage. The Company's strategy is to provide products to the marketplace that are superior to other available products and that are also more affordable than the advertised brands. This product segment has also provided the Company with an excellent avenue of
distribution into the major drug retailers.    The Company is currently selling
adult incontinence products to Walgreens, Rite-Aid, Thrifty-Payless and Longs Drug Stores with many new programs and retail partners on the drawing board.
The drug store trade now represents more than 50% of the total $500 million in adult incontinence retail sales in the United States. In addition, growth potential for this category remains high as the population ages.

     Acquisition of Universal Converter, Inc.   In the spring of 1997, the
Company acquired the assets and operations of Universal Converter, Inc. in Oconto Falls, Wisconsin. This acquisition has greatly expanded production capacity and product range in the adult incontinence segment. In addition, it opened the door for expanded institutional sales which has happened over the balance of 1997. Not only did this move secure the Company's position as the primary supplier to one of the largest incontinent distributors to the institutional market; it has opened doors with other important distributors.

     Institution Volume and Activity.   The institutional business provides
adult incontinence products to medical care facilities such as hospitals and nursing homes. It is worth noting that the institutional market still represents more than 60% of the total adult incontinence volume in North America or more than $700 million in sales. This adult category represents an area of significant sales and distribution growth for the Company, and significant gains are expected in 1998 and beyond.

     Private Label. As noted earlier, this segment of the Company's business is the major area of potential growth. On the disposable baby diaper side, new partnerships are underway with such major retailers as A&P stores, Topco, Rich Foods and Save-A-Lot stores. Existing private label partnerships with major retailers like Walgreens Drug, Shurfine International, Uniprix, Topco and A&P continue to grow. The Company will look to the private label arena as a major area of growth for all of its products categories, including disposable baby diapers, training pants and adult incontinence products. The Company recognizes that the private label segment of these businesses remains somewhat more insulated than that of typical "value brands" from the aggressive pricing/promotional strategies of the advertised brands, due to the "protective" posture that major retailers tend to take when it comes to supporting their own brands. The Company's timing is good in the baby diaper segment. The number of manufacturers capable of supplying a full range of quality products (Ultra-thin diapers, training pants, youth pants etc.) is less than it was several years ago. The Company is also well positioned with its existing channels of distribution for the Company's other branded and private label products. The Company has a proven track record for product quality, category expertise and customer service.

b.   AUSTRALIA

i.   Products

     In Australia, the Company manufactures and markets disposable baby diapers under four core proprietary brand names and a variety of retail chain private labels. The Company's own brands accounted for over 77% of its Australian sales for 1997. Two of these proprietary brands are targeted at the grocery sector, while the other two are targeted at the pharmacy sector. The two brands targeting the grocery sector are "BABY LOVE(R)", which is a value priced, premium quality feature driven ultra diaper, while "LULLABY(R)", is an economy price driven basic feature ultra diaper. The two brands in the pharmacy sector are "COSIES(R)", which has a similar marketing strategy to "BABY LOVE(R)" and "COSIFITS(R)", which has a similar marketing strategy to "LULLABY(R)". In addition to its four core proprietary brands, the Company continues to hold a leading position in the private label sector producing corporate brands for a number of major grocery and variety sector retailers. The Company introduced the "VLESI(R)" range of adult incontinence products into the Australian market in mid 1996, primarily targeting the nursing home sector of the market. This new product range showed substantial growth during 1997.

ii.  Sales and Marketing

     The Australian retail market for disposable baby diapers has grown from approximately $94 million in 1988, when the Company first entered the market, to approximately $326 million in the twelve months ended December 1997.(1) The total unit sales volume in the combined grocery and pharmacy sectors declined by 1.7%, from 804 million diapers in 1996 to 790 million diapers in 1997. The primary reason of this reduction in unit volume was the decline in pharmacy sector sales. Slow growth in the grocery sector and strong growth in the variety sector of the category balanced this reduction in pharmacy sector sales. The Company believes that market utilization for disposable baby diapers, which is currently below 65%, will slowly increase to the level of other industrialized Western countries of over 85%. Branded products comprise approximately 85% of the Australian market, with the remaining 15% made up of private label products. The Company estimates that it currently is number two in the market, with approximately 22% of the Australian disposable baby diaper market. A major U.S. national manufacturer has approximately 63% of the market.

     The Company markets and distributes its branded products in Australia using exclusive independent brokers, who market and facilitate distribution of the Company's diaper products to the grocery and pharmacy sectors in each Australian state. The majority of private label sales are managed on a direct basis with each retail customer. For the "VLESI(R)" range of adult incontinence products the Company utilizes a direct sales force in combination with exclusive distributors in every state.

     Branded Products. The Company's branded products, "BABY LOVE(R)" and "LULLABY(R)" are targeted at the grocery and variety sectors, these two sectors account for approximately 83% of all disposable baby diaper sales in Australia, up from 79% in 1996. These two sectors are highly concentrated, with over 80% of the sales volumes controlled by three major retailers, being Woolworths, Coles Myer and Franklins. The Company utilizes marketing strategies focused on strong retail profit margins for the retails and offering high value products for the consumer. These strategies include state and national promotions targeting consumer trial while focusing on "below the line" promotional support for the retailers.

     The Company's branded products, "COSIFITS(R)" and "COSIES(R)" are targeted exclusively at the pharmacy sector. This pharmacy sector accounts for approximately 17% of all disposable baby diaper sales in Australia, which is down from 21% in 1996. This sector is highly fragmented and consists of a large number of small and independent pharmacies that have restricted retail space, offer a limited selection of diaper brands and do not have their own private label diaper programs. The Company has successfully pursued a strategy of encouraging these independent pharmacies to carry these two proprietary brands as "pharmacy only brands", which are supported by national advertising and promotion, and provide margins which are comparable to those typically offered by private label programs.

     The Company sells to all the major wholesalers of pharmaceutical products in Australia. These wholesalers include Sigma Company Ltd., F.H. Faulding Wholesale, Australian Pharmaceutical Industries and Soul Pattinson who distribute the products to individual pharmacies.

     Private Label. Private label products accounted for approximately 15% of the total Australian market for disposable baby diapers in 1997. The Company believes that it currently has approximately a 35% share of the private label market in Australia. The Company has private label programs with major retail chains, including Target, Fossey's, Coles Supermarkets, Bi-Lo, Franklins as well as other retailers.

     The Company has maintained and developed its leading market position by building close working partnerships with its retail chain customers. Its strategy is to proactively offer new product features with improved performance, while maintaining competitive pricing and high levels of customer service.

     Adult Incontinence Products. Approximately 80% of the total sales for adult incontinence products in Australia are concentrated in the institutional sector of the category, while the retail sector for these products has been slow to develop. This institutional sector is comprised primarily of nursing homes, adult care hostels and hospitals. The Company has employed a team of state territory sales managers and exclusive state distributors who target the institutional sector of this market. The Company intends to expand its range of products and to achieve distribution in all sectors of this growing market.


(1)  Source :  AC Nielsen, January 1998.

c.   ASIA

i.   Products

     The Company manufactures disposable baby diapers primarily under its own brands in Asia. These include its major brands "FITTI(R)" and "PET PET(R)", which both in 1997 accounted for approximately 41% of the Company's net sales in Asia. The Company also manufactures other secondary brands as well as private labels on a selective basis. The "FITTI(R) product is an "ultra" diaper featuring multi-strand leg elastics, an extra-dry sub-layer, elastic waistband, printed frontal tape closure system and stand-up leg gathers. "PET PET(R)" is a basic "ultra" diaper featuring multi-strand leg elastics, elastic waistband and frontal tape. Both "FITTI(R)" and "PET PET(R)" enjoy substantial market share, are well supported by advertising and promotion activities, and are priced strategically lower than the major U.S. national brands and Japanese brands sold in Asia.

     The Company also manufactures and distributes adult incontinence products under its own brand "DISPO 123(TM)" and in private labels. In 1997, the Company introduced an economy brand named "HANDY(TM)". The "DISPO 123(TM)" product is an ultra anatomic diaper, featuring multi-strand leg elastics, frontal tape closure system and stand-up leg gathers, "HANDY(TM)" also has the similar features as "DISPO 123(TM)" but with a slightly lower specifications.

ii.  Sales and Marketing

     The Company continued to command strong market positions in both the mature markets of Hong Kong and Singapore. The manufacturing facilities in the PRC and Thailand have helped expanding the Company's sales, capitalizing on the increasing usage of disposable baby diapers in those countries. Despite the currency turmoil in some Asian countries in the latter part of 1997, the Company still believes that Asian region has higher growth potential than in other regions and will continue focussing on other potential and emerging markets in the region. The Company also sells its products in the Philippines, India and, to a lesser extent, Brunei, Taiwan and Japan.

     The volume of disposable baby diaper usage varies significantly in different markets, depending to a large extent on the level of per capita disposable incomes. The disposable baby diaper usage is relatively high in Hong Kong and Singapore. Although these two mature markets have stagnant growth in recent years, the Company has been able to pursue strategies to stabilize its market share in these markets. The disposable baby diaper usage is relatively low in Malaysia, the PRC, Thailand and Indonesia, but the Company believes that the usage will increase as income levels in these countries continue to increase.

     In Asia, the Company has identified Malaysia, the PRC, Thailand and Indonesia as the markets that are most likely to expand in late 1990s. The Company's strategy is to offer a premium product for its own brands, to price below major U.S. and Japanese brands, and to ensure flexibility in product features, packaging and marketing functions to satisfy the ever-changing needs and trends of the different markets in Asia.

     In Hong Kong, the Company has its own sales force and its products are sold in all major pharmacy outlets which account for over 75% of all disposable baby diaper sales, and in major retail supermarket chains such as Wellcome, Park'N Shop and China Resources Company. The Company's products have also penetrated into cash-and-carry outlets like Carrefour. Over 90% of the sales in Hong Kong are branded sales, the Company continues to build up the "FITTI(R)" and "PET PET(R)" brands image by strong advertising program, which not only have impact on sales in the local market but also in other Asian markets, particularly the PRC market.

     In Singapore, the Company's appointed distributors complemented by its own sales team to distribute its products. The disposable baby diaper market in Singapore is relatively small and matured, therefore, growth potential is very limited. Almost all the Company's sales in Singapore are branded sales, which are "FITTI(R)" and "PET PET(R)", and the Company estimates that the size of the market was $29 million in 1997.

     In Malaysia, which the Company has identified as one of the fastest growing markets in the region, the expansion of disposable baby diaper market has not been as fast as the Company anticipated. The Company estimated that the total market size was approximately $65 million in 1997, less than 10% growth from 1996 and the growth was mainly from the lower end economy products. The Company major brand in the market is "FITTI(R)" and "PET PET(R)" and a economy brand "COSIFITS(R)" was introduced during the year occupying a share in the growing lower end segment. The Company believes that its sales in this market will continue to grow further as the usage of disposable baby diapers increases. The Company's products are distributed by appointed distributors in the major chain stores such as Parkson Grand, The Store and Ocean, as well as to the other secondary chain stores, independent supermarkets and to lower-end retail outlets.

     In the PRC, another fast growing market that the Company has identified, the Company's leading brands are distributed in the friendship stores, department stores and independent retail stores in Guangdong Province, Shanghai and Beijing. The Company will expand distribution of its products to other major cities along the coastline and other affluent provinces in the PRC, such as Fujian and Zhejiang. The Company has commenced advertising its brands in selective cities, such as Guangzhou and Shenzen. The Company estimates that the current usage of disposable baby diapers in the PRC is below 5% and will grow in accordance with the anticipated rapid economic growth of the country.

     In Thailand, although the usage of disposable baby diapers is relatively low, the disposable baby diaper market has been growing rapidly in the past few years. The Company's sales have been increasing with the growth of the market and as a result of expanding the Company's distribution networks throughout the country. Around 70% of the Company's sales in Thailand were in Bangkok metropolitan area, the rest of the sales came from the up-countries provinces. The Company's products are distributed to supermarkets and department stores by its own nationwide sales force. The Company has been able to capitalize on the market growth and sustained its market share at about 12.5%, which was the same in 1996. The Company also manufactures adult incontinence products and distributes to hospitals, supermarkets and department stores. The Company estimates that its share of the Thailand adult incontinence market is approximately 34%. The Company is also expanding its sales of adult incontinence products in other Asian markets.

     The Company's brands "FITTI(R)" and "PET PET(R)" are the leading brands in the Indonesia market, however the expansion of the Company's sales was restrained because the products have always been imported and carried very high import duties. The Company is establishing a manufacturing facility in Jakarta. The Company believes that its sales in Indonesia would expand rapidly when the products are manufactured locally because the products will be cheaper and more affordable.

     Although the disposable diaper market in Taiwan is highly competitive, the Company continues to explore opportunities to increase its sales in this market.

     The Company presently has lower expectations in exporting its products to Japan and Korea because current non-tariff barriers and complex distribution arrangements make entry into these markets difficult for foreign products.

     The Company services most of its existing and potential markets in Asia out of its established manufacturing facility in Hong Kong. The PRC operation was established in the fourth quarter of 1994, and the manufacturing facility in Thailand commenced operations in September 1995. The Company believes that these two new manufacturing facilities will enable it to better service and expand its business in both markets as well as other markets in Asia. The Company's facility in Thailand also manufactures adult incontinence diapers for all its Asian markets. During 1997, the Company closed the Singapore manufacturing facility and started building a manufacturing facility in Indonesia.

d.   EUROPE

i.   Products

     The Company manufactures and markets disposable baby diapers under its own brands in the United Kingdom, and manufactures private label disposable baby diapers, feminine napkins, and branded and private label adult incontinence products in Switzerland. The Company's brands currently in production are "FITTI(R)", "COSIFITS(R)", "CARES(R)" and "VLESI(R)". "FITTI(R)" is a value brand baby diaper with full features such as leg gathers, wetness indicator, printed backsheet and an extra-dry sub-layer. "COSIFITS(R)" and "CARES(R)" are economy brands featuring frontal tape and extra-dry sub-layer. "VLESI(R)" adult incontinence brand comprises a product range of adult incontinence briefs, anatomic pads and underpads for the institutional hospital and nursing home markets.

     In the early 1997, the Company acquired the manufacturing assets of a Dutch adult incontinence manufacturer. The equipment was relocated and consolidated to the Company's Swiss adult incontinence operation. The acquisition gave the Company increased coverage in the European markets, especially in the Benelux region, as well as new product lines.


ii.  Sales and Marketing

     The U.K. retail disposable baby diaper market in 1997 was approximately $780 million. Approximately 92%(1) of the market were branded products and the rest were made up of various private label brands of retailers supplied by European diaper manufacturers.

     The Company's strategy is to emphasize its branded products which are sold to regional retails and wholesalers by offering a value-oriented product with good profit margins and a high level of service. The Company also produces own label for several U.K. grocery chains.

     In Switzerland, the disposable baby diaper market, approximately $73 million(2) is dominated by a U.S. national brand and the private brand of a major retail chain. It is estimated that about 65%(3) of the diaper volume in Switzerland is supplied by the two major U.S. manufacturers. The Company's Swiss operation situated near Zurich competes in the disposable baby diaper and feminine napkin markets in Switzerland and also in other European countries for branded and private label business.

     The Company's other operation in eastern part of Switzerland is in the canton of St. Gallen. It manufactures and markets primarily branded adult incontinence products and distributes them to institutions such as hospitals and nursing homes. The Company estimates that its share in the Swiss adult incontinence market is approximately 30% and is ranked second in the market.
The operation is actively expanding into other European markets through the appointment of sales distributors.

     The Company also has a presence in the Benelux with a sales and distribution company near Brussels and serves institutional customers in this region.

3.   Competition

     The disposable baby diaper industry is dominated world-wide by the brands of two major U.S. manufacturers : The Procter & Gamble Company ("P&G") and Kimberly-Clark Corporation ("K-C"). The market position of these manufacturers, relative to the Company, varies from one geographic area to another, but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence and gain substantial market share in any of their marketing areas. Despite the disparity in relative strength, however, the Company has been able to achieve good results with its branded and private label products and is able to maintain a viable market position in the face of very strong competition from the industry leaders.

(1)  FSA Survey U.K.
(2)  Nielsen Switzerland
(3)  Nielson Switzerland

a.   NORTH AMERICA

     The North American disposable baby diaper market remains dominated by the brands of the two major U.S. manufacturers : P&G and K-C. Their combined market share of the disposable baby diaper market is 70%, including the disposable training pant and youth pant segments. Total category unit sales are now declining at the rate of about 4%, with volume continuing to move slowly from the food and drug sectors to the mass (discount) merchandisers. In 1997, these two manufacturers continued their departure from their traditional strategy of competing solely on the basis of consumer-driven marketing programs and product innovations. After P&G made their move in 1995 to a reduced count, unisex program on both their Pampers and Luvs brands, they spent heavily promoting these brands at very low retail price points. An increasing number of retailers are becoming concerned with the negative impact that this strategy has had on their own private label sales and margins, and some have taken corrective action to protect their own brands, at times going so far as to decline to carry the Luvs brand. All of the advertised brand's moves have resulted in retail price reductions and a narrowing of retail price spreads. The net result is a two-tier category that is offering premium products and value-added products. The segment that was once called "conventional" has now become "premium". The Company's "FITTI(R)" brands, now accounts for more than 50% of all sales in the grocery class of trade.

     The moves by the major manufacturers to lower prices and make deep promotional offers have put serious sales and margin pressure on smaller branded manufacturers and private label manufacturers. In response to the competitive activity, the Company has reallocated its promotional spending and has formulated a strategy in line with "everyday low pricing", targeted trade promotions, enhanced product features and performance, along with tightened cost controls. This strategy has allowed the Company to protect its share in critical markets, expand its private label base of business and weather the competitive storm that is persisting. While there was some negative impact on top line sales, the Company's strategy will help to protect margin contribution in the coming year.

     In the adult incontinence arena, the Company is in an excellent competitive position, having the capability to provide key retailers and consumers with product technology that is superior to what any other manufacturer can currently provide. The added advantage comes from the fact that this category, more than most, has the greatest need for better products in order to meet the performance requirements of consumers. The Company has a product strategy that will ensure it will maintain this competitive edge well into 1998 and beyond. This competitive edge will also allow the Company to make quick inroads into the private label incontinent sector, offering premium products at competitive prices. This segment also presents a slightly better margin of opportunity, since pricing and promotional strategies from the major manufacturers have remained much more stable than in the baby diaper marketplace.

b.   AUSTRALIA

     The major competition faced by the Company in Australia is from K-C, which currently dominates the disposable baby diaper market with an estimated market share of 63% in 1997. The Company believes it is able to compete successfully in Australia because its strategy of targeting different brands at the different retail sectors allows it greater flexibility in providing attractive retail margins and alternatively product features to its retail customers. It also benefits from the desire of its retail customers for an alternative national brand diaper supplier to K-C, as well as quality supplier for their private label brands.

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

d.   EUROPE

     In the United Kingdom, the disposable baby diaper market is dominated by P&G, which has a market share in excess of 60%. K-C has been heavily promoting and discounting its products in the U.K. market. Since the entry of K-C in the U.K. market, the private label brands have been reduced to a level of about 8% market share. The Company believes that, by pursuing a flexible brand strategy of supplying both branded and private label in disposable baby diapers and feminine napkins, it will be able to maintain its share and volume, and achieve also growth in certain markets.

     The adult incontinence market in Europe is shared among several
European as well as U.S. manufacturers. The leading manufacturer in Europe is SCA Molnlycke which holds the largest market share in some Scandinavian countries and also in the U.K. The largest market segment for adult incontinence is still with institutions, such as hospitals and nursing homes. The Company has expanded its market coverage into the Benelux through the acquisition of a Dutch business in 1997 and also through appointment of marketing and distribution partners in Germany and the U.K. The Company sees its growth coming from developing of innovative features in its adult incontinence product ranges as well as extending its geographic coverage.

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

     The Company has licenses to use certain patented technology relating to certain features of the disposable diapers it manufactures, including multi-strand leg elastics and the "Wetness Indicator" feature of the Company's products in the United States. In 1997, Procter & Gamble ("P&G") claimed that certain of the Company's diaper products infringe P&G patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G are discussing terms of a possible settlement of this claim.
The Company has an existing license agreement from Kimberly-Clark concerning the sale of certain diaper products covered by Kimberly-Clark patents.

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

     The main raw material is fluff wood pulp, which is purchased from several suppliers in the United States, Scandinavia and New Zealand. The source from which the fluff wood pulp is shipped to the Company's manufacturing facilities is dependent on price, quality and availability. The cost of fluff wood pulp increased significantly in 1995, softened in 1996, stabilized in 1997 and the Company believes it may increase moderately in 1998. Other raw materials are purchased from various sources, also depending on price, quality and availability. The Company maintains good and long-term relationships with its raw materials suppliers. The Company's Chief Purchasing Officer oversees the purchasing and sourcing policies of each of the Company's manufacturing facilities and is responsible for new material developments and keeping track of all world-wide producers of raw materials. He also negotiates and determines the purchase of the Company's major raw materials with the Company's key raw material suppliers.

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

10.  Employees

     The Company has a total of approximately 1,230 full time employees at its manufacturing facilities. The Company considers its relationships with its employees to be good in all of its plants, and none of the Company's plants has ever experienced any material work stoppage.

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

ITEM 2.  DESCRIPTION OF PROPERTY.

     The Company operates nine manufacturing facilities, with plants located in the United States at Duluth, Georgia (near Atlanta) and at Oconto Falls, Wisconsin; in Hong Kong; in Melbourne, Australia; at Chesterfield, U.K.; in Switzerland at Mettmenstetten and Goldach; at Zhongshan, Guangdong, PRC; and at Bangkok, Thailand.

     The Company utilizes an aggregate of approximately 1,049,001 square feet of space in its manufacturing operations. The Company believes that its plant and facilities are adequate for its present operations, but it will require expanded facilities if past growth trends in the Company's business continue. The following table summarizes the physical properties that are used by the Company in its manufacturing and distribution operations:

                                              APPROXIMATE                LEASE
                                                 SIZE      OWNED/       EXPIRATION       DATE
     LOCATION                  USE            (SQ. FEET)   LEASED         DATE          OPENED
-----------------------------  -------------  ---------   ----------  ------------    -----------
     Duluth, GA                Manufacturing    155,625     Owned          N/A          Dec. 1993
     Brantford, Canada         Warehouse         89,000     Owned          N/A          Sep. 1993
     Wisconsin, WI             Manufacturing    164,352     Owned          N/A          Apr. 1997
     Hong Kong                 Manufacturing    111,701     Leased      Jun. 1999       Jul. 1978
     Singapore                 Office            43,540     Leased      Apr. 2051       May  1991
     Zhongshan, PRC            Manufacturing     66,043     Leased      Oct. 2044       Dec. 1994
     Bangkok, Thailand         Manufacturing     68,805     Owned          N/A          Apr. 1995
     Melbourne, Australia      Manufacturing    179,200     Owned          N/A          Feb. 1988
     Chesterfield, U.K.        Manufacturing     75,000     Leased      May 2008        May  1988
     Mettmenstetten, Switz.    Manufacturing     78,000     Leased      Jun. 1998       Jul. 1993
     Goldach, Switz.           Manufacturing    150,275     Owned          N/A          Aug. 1994
     Mechelen, Belgium         Office             3,400     Leased      Dec. 1999       Apr. 1997
     London, U.K.              Office             3,500     Owned          N/A          Mar. 1992
     Foster City, CA           Office             2,500     Owned          N/A          Aug. 1993
     Bangkok, Thailand         Office            15,216     Leased      Dec. 1997       May  1994
     Kuala Lumpur, Malaysia    Office             1,580     Leased         N/A          Dec. 1995


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

        In 1997, Procter & Gamble ("P&G") claimed that certain of the Company's diaper products infringe P&G patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G are discussing terms of a possible settlement of this claim. The Company has an existing license agreement from Kimberly-Clark concerning the sale of certain diaper products covered by Kimberly-Clark patents.

ITEM 4.  CONTROL OF REGISTRANT.

        The Company is not owned or controlled by another corporation or by any foreign government. The following table sets forth information regarding beneficial ownership of the Ordinary Shares of the Company by each person who on December 31, 1997 is known by the Company to own 10% or more of the Company's outstanding Ordinary Shares and by all directors and officers as a group.

                                                                                       ORDINARY SHARES
                                                                                     BENEFICIALLY OWNED
                                                                                   ------------------------
     NAME OF BENEFICIAL OWNER                                                           NUMBER           PERCENT
     ------------------------                                                           ------           -------
     10% or more shareholders (Brandon Wang).......................................    3,321,680(1)       49.77%
     Directors and officers as a Group (11 persons)................................    4,427,846(1)(2)    66.34%



     (1) Includes 140,580 Ordinary Shares owned by Brandon Wang's wife, Eileen Wang, as to which he disclaims beneficial ownership.

     (2) Includes 123,000 Ordinary Shares owned by Benedict Wang's wife, Suk Yee Heyley Sham, as to which he disclaims beneficial ownership; and 117,000 Ordinary Shares owned by S.L. Wang's wife, Pei Fang Wang, as to which he disclaims beneficial ownership.

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

     As of December 31, 1997, the total number of record holders was 40, of which 27, representing 39.53% of Ordinary Shares, were in the United States.



ORDINARY SHARE PRICE :

                                1997              1996
                          ----------------  ----------------
QUARTER                   HIGH      LOW      HIGH      LOW
------------------------  -------  -------  -------  -------
First                     $16 1/2  $12 1/2  $15 1/2  $12 1/2
Second                     17 1/4   12 3/4   15 1/8   10 7/8
Third                      16 5/8   10       11 5/8   10 1/4
Fourth                     11 1/4    7 3/8   14 7/8   11 1/4


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

ITEM 7.  TAXATION.

     The following discussion is a summary of certain anticipated U.S.
federal income tax and BVI tax consequences of ownership of Ordinary Shares.
The discussion does not deal with all possible tax consequences relating to ownership of Ordinary Shares and does not purport to deal with the tax consequences applicable to all categories of owners, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S. and non-
BVI) tax laws. Accordingly, each shareholder should consult its own tax advisor regarding the particular tax consequences to it of its ownership of the Ordinary Shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

A.   UNITED STATES FEDERAL INCOME TAXATION

     The following discussion only addresses the U.S. federal income taxation of a U.S. person (e.g., an individual who is a citizen or resident of the U.S., a U.S. corporation, an estate subject to U.S. tax on all of its income regardless of source, and a trust if a court within the U.S. may exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control substantial decisions of the trust.) (a

"U.S. Investor") owning Ordinary Shares. In addition, the following discussion does not address the tax consequences to a person who owns (or will own), directly, indirectly or constructively, 10% or more of the Ordinary Shares (a "10% Shareholder"). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to ownership of the Ordinary Shares.

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

     If the Company is classified as a FPHC after application of the shareholder test and the income test, a pro rata portion of its undistributed income would be imputed to its shareholders who are U.S. persons (including U.S. corporations) and would be taxable to such persons as a dividend, even if no cash dividend is actually paid. In that event (promptly after receiving an opinion of counsel or final determination) the Company intends to distribute to its shareholders sufficient amounts so that U.S. shareholders would receive cash at least equal to the product of 150% of the highest federal income tax rate which could apply to any U.S. shareholder and the amount of the dividend that would otherwise be imputed to them. If the Company is classified as a FPHC in the year preceding the death of a shareholder, the Ordinary Shares held by such shareholder would obtain a tax basis equal to the lesser of their fair market value or their tax basis in the hands of the decedent.

3.   Passive Foreign Investment Companies

     Sections 1291 through 1297 of the Code relate to passive foreign investment companies ("PFICs") and impose an interest charge on "excess distributions" made from a PFIC. A foreign corporation is a PFIC if (i) 75% or more of its gross income for the taxable year is passive income as defined under Section 954(c) of the Code (the "passive income test"), or (ii) 50% or more of the average value (or adjusted tax basis if the corporation is a CFC) of the assets held by the corporation during the taxable year consist of assets that produce or are held for the production of passive income (the "passive asset test"). Certain look-through rules take into account the assets and activities of related corporations from which the foreign corporation either receives income or in which it holds an interest. Although a determination whether a corporation is a PFIC is made annually, in general, once a corporation has been classified as a PFIC, it cannot thereafter lose its status as a PFIC.

     Distribution from a PFIC will generally be characterized as an excess distribution to the extent such distribution, when combined with all other distributions received by the U.S. Holder in such taxable year, exceeds 125% of the average distributions received by such shareholder in the three preceding taxable years (or its holding period if shorter). Once the amount of the excess distribution is determined, it is allocated ratably to all days in the shareholder's holding period for the shares of the PFIC. Amounts allocated to the current year or a year prior to the date upon which the corporation was a PFIC are included in the shareholder's income as ordinary income. Amounts allocated to prior years in which the corporation was a PFIC are subject to the highest rate of tax for the year to which allocated, and each of the resulting amounts of tax is subject to an interest charge as if it were an underpayment of taxes for such tax year.

     The Company does not believe that it should, in the current year or any prior year, be classified as a PFIC. Under Section 1296(c) of the Code for purposes of determining PFIC status, a foreign corporation is deemed to hold its proportionate share of the assets and to receive directly its proportionate share of the income of its subsidiaries in which it owns 25 percent or more of the stock (determined by value). The Company, through its more than 25 percent owned subsidiaries, is engaged in substantial manufacturing activities and holds few assets (and receives little income) which would be classified as passive assets under Notice 88-22 or would be classified as passive income under Section 954(c) of the Code (after application of the look-through rules under Section 1296(c) of the Code).

4.  Controlled Foreign Corporations

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

5.  United States Backup Withholding

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

    Actual backup withholding may be avoided by the holder of an Ordinary Share if such holder (i) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of Ordinary Shares who are not U.S. persons ("non-U.S. holders") are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption. In the case of Ordinary Shares held by a foreign partnership, this certification requirement would generally be applied to the partners of such partnerships pursuant to certain regulations which will generally become effective after 1999.

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

ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA.

     The information required by Item 8 is contained in page 16 of the Annual Report to Shareholders, and is incorporated herein by reference.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The information required by Item 9 is contained in pages 8 to 13 of the Annual Report to Shareholders, and is incorporated herein by reference.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

A.   EXCHANGE RATE INFORMATION

     The Consolidated Financial Statements of the Company are prepared in U.S. dollars. The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52.

     Singapore dollars, Australian dollars, Swiss francs, Pounds Sterling and Thai Baht are convertible into U.S. dollars at freely floating rates. Hong Kong dollars are tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. There are currently no restrictions on the flow of such currencies, except Renminbi and Thai Baht, between such countries and the United States.

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

     A confluence of currency fluctuation adversely impacted the Company's financial performance in 1997. In the first half of the year 1997, Swiss franc was devalued by 8.6% due to strengthening of U.S. dollar against European currency. In the second half of the year 1997, the Malaysian Ringgit, Singapore dollar, Thai Baht and Indonesian Rupiah were devalued in the Asian financial turmoil. As a result, the Company's reported sales were reduced by $9.7 million in 1997 compared with the exchange rates used in 1996. The effect of the exchange rate devaluation also impacted the Company's cost of materials as most of the raw materials were payable in U.S. dollars. The Company does not hedge against the risk of currency fluctuation.

     The Company anticipates the Asian financial turmoil will continue in 1998, and the economic growth in Asian countries will slow down. As a consequence, the Company's sales volume and gross margin in Asian operations will decline.

B.   EXCHANGE RATE FLUCTUATION


                                      1997                                         1996
                         -------------------------------------  -------------------------------------------
FIRST QUARTER             High        Low          Average         High            Low          Average
-------------------      --------   ---------    -------------  -------------  -------------  -------------
Australian Dollars         1.30          1.27           1.28           1.34           1.27           1.31
Malaysian Ringgit          2.47          2.47           2.47           2.55           2.53           2.54
Singapore Dollars          1.45          1.40           1.42           1.41           1.40           1.41
Thai Baht                 25.89         25.79          25.84          25.25          25.12          25.16
Indonesian Rupiah       2214.20       2212.54        2213.53        2209.37        2178.31        2188.66
Swiss Francs               1.47          1.42           1.45           1.21           1.19           1.20
Pounds Sterling            0.62          0.61           0.62           0.66           0.64           0.65

SECOND QUARTER
-------------------
Australian Dollars         1.33          1.27           1.30           1.26           1.25           1.26
Malaysian Ringgit          2.51          2.50           2.51           2.49           2.48           2.49
Singapore Dollars          1.44          1.43           1.43           1.40           1.40           1.40
Thai Baht                 26.01         23.14          24.62          25.30          25.21          25.24
Indonesian Rupiah       2213.71       2213.37        2213.58        2403.04        2242.12        2349.78
Swiss Francs               1.46          1.41           1.43           1.26           1.23           1.25
Pounds Sterling            0.61          0.60           0.61           0.66           0.64           0.65

THIRD QUARTER
-------------------
Australian Dollars         1.39          1.34           1.36           1.29           1.26           1.27
Malaysian Ringgit          3.17          2.62           2.91           2.49           2.48           2.49
Singapore Dollars          1.52          1.46           1.50           1.41           1.40           1.40
Thai Baht                 34.97         31.10          33.36          25.30          25.22          25.25
Indonesian Rupiah       3684.76       2212.51        2703.76        2209.71        2209.43        2209.57
Swiss Francs               1.51          1.45           1.48           1.25           1.19           1.21
Pounds Sterling            0.62          0.61           0.62           0.64           0.64           0.64

FOURTH QUARTER
-------------------
Australian Dollars         1.53          1.42           1.47           1.26           1.23           1.25
Malaysian Ringgit          3.88          3.40           3.59           2.52           2.51           2.52
Singapore Dollars          1.67          1.58           1.61           1.40           1.40           1.40
Thai Baht                 46.46         39.48          41.98          25.52          25.41          25.45
Indonesian Rupiah       5166.33       3680.71        4176.00        2210.57        2209.40        2209.80
Swiss Francs               1.45          1.39           1.42           1.34           1.25           1.30
Pounds Sterling            0.60          0.59           0.60           0.61           0.59           0.60


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

     The directors and executive officers of the Company are:

NAME                     YEAR OF BIRTH                PRESENT POSITION
-----------------------  -------------  ---------------------------------------------

     Brandon Wang            1946       Director, Chairman of the Board and President
     Philip Leung            1948       Director and Vice President
     Johnny Tsui             1941       Director, Vice President and Secretary
     Patrick Tsang           1946       Director and Vice President
     Terence Leung           1951       Director, Vice President and Treasurer
     Peter Chang             1946       Director and Vice President
     Owen Price              1926       Director
     Anil Thadani            1946       Director
     Terrence Daniels        1943       Director


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

     During 1997, the Company's Audit Committee consisted of Anil Thadani, Terrence Daniels and Owen Price. The principal functions of the Audit Committee are (i) to recommend the independent auditors to be employed by the Company;
(ii) to consult with the independent auditors with regard to the plan of audit;
(iii) to review, in consultation with the independent auditors, their audit report or porposed audit report; and (iv) to consult with the independent auditors with regard to the adequacy of the Company's internal accounting controls.

     Brandon Wang founded the Company in Hong Kong in 1973 and has been a director and the Company's Chairman and Chief Executive Officer since that time. Mr. Wang is a graduate of St. Francis Xavier's College in Kowloon, Hong Kong.

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

     Johnny Tsui helped Brandon Wang establish the Company in 1973 and has served as a director and Vice President of the Company since that time. In September 1995, he was appointed as Secretary of the Company. He has also served as Chief Operating Officer of the Company's Asian operations since 1991.

     Patrick Tsang has been a director of the Company since 1980, and was appointed a Vice President in January 1992. He was Secretary of the Company from March 1992 to September 1995. In 1988, he started up the Company's Australian operations. Since July 1993 he has also served as Chief Operating Officer of the Company's European operations. Mr. Tsang has a Ph.D. in Engineering from the University of London. He also attended a Management Science course at Imperial College, London.

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

     Owen Price became a director in April 1994. In 1993 he retired as the Managing Director of Dairy Farm International Holdings Limited which he joined in 1974. Prior to that time, he had 27 years experience with a large Australian retailer, Woolworths Ltd., where he started as an Executive Trainee and worked his way through to become Chief Executive in 1971. He has served on a number of retail councils in different countries and has been an adviser to the Australian government on trade matters. He is a director of numerous companies in the Asia-Pacific region including three other listed public companies : Dairy Farm International Holdings Limited, Cycle And Carriage Limited (alternate director), and The Hour Glass Limited.

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

     Terrence Daniels served as a director of the Company from January 1992 until April 1995, when he resigned as a result of his interest in the going private transaction. He was re-elected to the Board in September 1995. He is a former Vice Chairman and director of W.R. Grace & Co. and a director of Stimsonite Corporation, W.B. Bottling Corporation, Eskimo Pie Corporation and numerous other private companies. Mr. Daniels is the founder, principal shareholder and sole director of Quad-C, Inc., an investment firm located in Charlottesville, Virginia. Mr. Daniels has a B.A. and an M.B.A. from the University of Virginia. Mr. Daniels is not standing for election as a director of the Company in 1998.

OTHER KEY MANAGEMENT PERSONNEL

     In addition to the above-named officers and directors, the following persons hold key management positions with the Company :

     Benedict Wang became the Corporate Investor Relations Officer of the Company in September 1993. Prior to this, he had been the Director of Sales and Marketing of the Company's Hong Kong subsidiary in charge of marketing and sales for the Asian region. Mr. Wang has a Master of Arts degree from the University of North Dakota; a Bachelor of Fine Arts degree from the University of Manitoba; and a Bachelor of Arts from the University of Waterloo (Ontario). Mr. Wang is now Corporate Affairs Officer of the Company.

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

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

     In 1997 the aggregate remuneration paid by the Company and its subsidiaries to all directors and officers of the Company as a group (11 persons) for services in all capacities was approximately $6,281,452.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     Not applicable.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     The following table sets forth the aggregate amount of loans made by the Company to Brandon Wang, the founder, principal shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary since January 1, 1995 :


                                LOAN BALANCE                     BALANCE
                                AT BEGINNING   LOANS     LOANS   AT END
                                  OF YEAR     EXTENDED  REPAID   OF YEAR
                                ------------  --------  -------  -------
                                           (dollars in thousands)
Year ended December 31, 1997         $15,644   $ 6,129  $21,166  $   607
Year ended December 31, 1996          12,536     7,638    4,530   15,644
Year ended December 31, 1995             674    13,167    1,305   12,536


     In 1997, 1996 and 1995 the Company advanced $6.1 million, $7.6 million and $13.2 million, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The advances were evidenced by promissory notes bearing interest at a rate equal to 1.5% over the London Inter-Bank Offered Rate or such other rate that the Board of Directors and the borrower shall agree in writing. The rate of interest was reviewed quarterly and adjusted, if necessary. The promissory notes were collateralized by the pledge of shares of the Company held by Brandon Wang. The fair market value of the shares pledged was required to be at least 200% of the amount due under the notes. The loans were repayable on demand, however, the Company and Brandon Wang agreed to a quarterly repayment schedule, with the final payment of principal due in 1998. During 1997 and 1996, Brandon Wang and a trust controlled by him repaid $21.2 million and $4.5 million, respectively, to the Company. As the loans were settled during 1997, the pledged shares were released. Interest of $1.0 million, $1.0 million and $0.7 million was charged on these advances in 1997, 1996 and 1995, respectively. The balance at December 31, 1997 was $0.6 million.

     In 1997, a U.S. subsidiary of the Company extended a guarantee to a bank as part of a $15 million term loan provided to Brandon Wang. Brandon Wang has pledged 2,217,100 shares in the Company to the lender as security for the loan. Commencing January 1, 1998, this loan is repayable by quarterly instalments of $0.4 million followed by a balloon payment of $10.1 million on August 1, 2000.

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

      The Company did not pay any dividend in 1997.

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

      The following is a summary of the relevant provisions of the Memorandum and Articles :

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

     (iv) Redemption of Ordinary Shares. The Company may, in the discretion of the Board of Directors, redeem any Excess Shares at a price equal to
           (1) the average of the high and low sales price of the shares on the last business day prior to the redemption date on the principal national securities exchange on which such shares are listed or admitted to trading, or (2) if the shares are not listed or admitted to trading, the average of the highest bid and lowest asked prices on such last business day as reported by the National Quotation Bureau Incorporated or similar organization selected from time to time by the Company, or (3) if not determinable as aforesaid, as determined in good faith by the Board of Directors.

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

F.  DIRECTORS

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

G.  QUORUM

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

H.  RESOLUTIONS

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

I.  RIGHTS IN A WINDING-UP

    Holders of Ordinary Shares are entitled to participate in proportion to their holdings in any distribution of assets after satisfaction of liabilities to creditors in a winding-up.

J.  AUTHORIZED BUT UNISSUED SHARES

    Under the Company's Memorandum and Articles of Association, there are 13,325,394 authorized but unissued Ordinary Shares. Those additional authorized but unissued Ordinary Shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital or for facilitating corporate acquisitions. In addition, the Company cancelled 603,000 shares in 1996 and 1,037,394 shares in 1997, which were repurchased under the share repurchase plan adopted during 1994 and amended in 1995 and the tender offer transaction which was completed in December 1996. The Company does not currently have any plans to issue additional Ordinary Shares.

K.  TRANSFERS OF ORDINARY SHARES

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

L.  NEW ISSUES OF ORDINARY SHARES

    Under the Company's Articles of Association, the Board of Directors is authorized to exercise the power of the Company to offer, allot, grant options over or otherwise dispose of all of the remaining unissued Ordinary Shares of the Company, which comprise 13,325,394 Ordinary Shares. The Board of Directors may, without further shareholder action, increase the number of authorized shares of the Company.

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

M.  MERGER; DISSENTERS' RIGHTS

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

N.  JOINT SHAREHOLDERS

    If two or more persons who hold shares jointly are present at a meeting in person or by proxy they must vote as one. Dividends and notices may be paid or sent, in the case of joint holders, to any one of the persons named as joint shareholders in the register of members.

O.  FIDUCIARY RESPONSIBILITIES

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

P.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

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


Q.  TRANSFER AGENT AND REGISTRAR

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

ITEM 19.  FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBITS.

A.  FINANCIAL STATEMENTS


    The following financial statements are contained in the Annual Report to Shareholders at the pages referred to below, which pages are incorporated herein by reference :


                                                                                 Page
                                                                                 ----
         Management Report                                                         14
         Independent Auditors' Report                                              15
         Consolidated Statements of Operations for the three years
           ended December 31, 1997                                                 17
         Consolidated Balance Sheets as of December 31, 1997 and 1996           18-19
         Consolidated Statements of Cash Flows for the three years
           ended December 31, 1997                                              20-21
         Consolidated Statements of Shareholders' Equity for the three years
           ended December 31, 1997                                                 22
         Notes to Consolidated Financial Statements                             23-33

B.       CONDENSED FINANCIAL INFORMATION

                                                                                 Page
                                                                                 ----
         Independent Auditors' Report                                             S-1
         Unconsolidated Statements of Operations for the three years
          ended December 31, 1997                                                 S-2
         Unconsolidated Balance Sheets as of December 31, 1997 and 1996           S-3
         Unconsolidated Statements of Cash Flows for the three years
          ended December 31, 1997                                                 S-4
         Notes to Schedule 1                                                      S-5

C.   EXHIBIT INDEX

     EXHIBIT
     NUMBER  DESCRIPTION
     ------  -----------
      3.1 Loan and Security Agreement between Associated Hygienic Products LLC as Borrower and SouthTrust Bank of Georgia, N.A. as Lender, signed on December 16, 1996. (Incorporated by reference from Exhibit 3.1 to Form 20-F filed June 6, 1997).

      3.2 First Amendment to Loan and Security Agreement between Associated Hygienic Products LLC and SouthTrust Bank of Georgia, N.A. dated August 19, 1997.

      3.3    Guaranty of Associated Hygienic Products LLC dated August 19, 1997.

      3.4 Loan Agreement between Brandon S.L. Wang and SouthTrust Bank of Georgia, N.A. dated August 19, 1997.

      11     Computation of Net Income Per Ordinary Share.

D.   FINANCIAL STATEMENT SCHEDULES

     All financial statement schedules are not included because the information is contained in the Notes to Consolidated Financial Statements in pages 23 to 33 of the Annual Report to Shareholders.


                                  SIGNATURES

     Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on May 26, 1998.


                                             DSG INTERNATIONAL LIMITED


                                             By  /s/TERENCE Y.F. LEUNG
                                                 ---------------------
                                                  Terence Y.F. Leung
                                               Vice President and Treasurer

MANAGEMENT REPORT


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

Our independent auditors, Deloitte Touche Tohmatsu, provide an objective independent audit of the Company's financial statements and issuance of a report thereon. Their audit is conducted in accordance with United States generally accepted auditing standards.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets periodically and privately with the independent auditors and representatives from management to evaluate the adequacy and effectiveness of the audit functions, control systems and quality of our financial accounting and reporting.



                                                              TERENCE LEUNG
                                                         Chief Financial Officer

March 13, 1998

INDEPENDENT AUDITORS' REPORT


To the Shareholders and the Board of Directors of DSG International Limited

We have audited the accompanying consolidated balance sheets of DSG International Limited and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DSG International Limited and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with accounting principles generally accepted in the United States of America.



                                                        DELOITTE TOUCHE TOHMATSU
                                                               Hong Kong

March 13, 1998

SELECTED CONSOLIDATED FINANCIAL DATA

                                                           YEAR ENDED DECEMBER 31,
STATEMENT OF OPERATIONS DATA                    1997      1996      1995      1994      1993
                                              ------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales                                     $230,930  $236,050  $245,881  $218,771  $150,340
Cost of sales                                  153,929   155,647   177,315   143,194    95,724

Gross profit                                    77,001    80,403    68,566    75,577    54,616
Selling, general and administrative expenses    72,034    64,420    59,508    52,134    35,360
Restructuring costs                              1,389         -         -         -         -
                                              --------  --------  --------  --------  --------
Operating income                                 3,578    15,983     9,058    23,443    19,256
Interest expense                                (2,833)   (2,267)   (1,759)     (724)     (162)
Interest income                                  1,451     1,900     1,666     1,435     1,053
Exchange (loss) gain                              (610)     (176)    1,053     2,245       (90)
Non-recurring charge                                 -         -    (1,968)        -         -
Other (expense) income                            (169)      (89)     (318)      284       211
                                              --------  --------  --------  --------  --------
Income before income taxes                       1,417    15,351     7,732    26,683    20,268
Provision for income taxes                        (443)   (6,185)   (3,267)  (10,033)   (6,970)
Minority interest in losses                          -         -       222         -         -
                                              --------  --------  --------  --------  --------
Net income                                        $974    $9,166    $4,687   $16,650   $13,298
                                              ========  ========  ========  ========  ========
Basic earnings per share:
  Net income                                     $0.15     $1.18     $0.58     $2.00     $1.60
  Weighted average number of shares
   outstanding                                   6,675     7,747     8,109     8,315     8,315
                                                                DECEMBER 31,
BALANCE SHEET DATA                              1997      1996      1995      1994      1993
                                              ------------------------------------------------
Working capital                               $ 30,823  $ 31,714  $ 19,577  $ 34,307  $ 32,597
Total assets                                   130,273   141,910   154,393   135,437   102,088
Long-term debt                                  21,281    21,587    16,470    11,480     2,942
Shareholders' equity                            64,778    74,639    83,706    82,990    67,974

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share amounts)


                                                    YEAR ENDED DECEMBER 31,
                                                  1997       1996       1995
                                                ------------------------------
Net sales                                       $230,930   $236,050   $245,881
Cost of sales                                    153,929    155,647    177,315
                                                --------   --------   --------
Gross profit                                      77,001     80,403     68,566
Selling, general and administrative expenses      72,034     64,420     59,508
Restructuring costs (Note 3)                       1,389          -          -
                                                --------   --------   --------
Operating income                                   3,578     15,983      9,058
Interest expense                                  (2,833)    (2,267)    (1,759)
Interest income                                    1,451      1,900      1,666
Exchange (loss) gain                                (610)      (176)     1,053
Non-recurring charge (Note 5)                          -          -     (1,968)
Other expense, net                                  (169)       (89)      (318)
                                                --------   --------   --------
Income before income taxes                         1,417     15,351      7,732
Provision for income taxes (Note 7)                 (443)    (6,185)    (3,267)
Minority interest in losses                            -          -        222
                                                --------   --------   --------
Net income                                          $974     $9,166     $4,687
                                                ========   ========   ========
Basic earnings per share                           $0.15      $1.18      $0.58
                                                ========   ========   ========
Weighted average number of shares outstanding      6,675      7,747      8,109
                                                ========   ========   ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands except per share amounts)

                                                                      DECEMBER 31,
                                                                    1997        1996
                                                                  -------------------
ASSETS
Current assets :
  Cash and cash equivalents                                       $18,588     $ 8,605
  Accounts receivable, less allowance for doubtful
     accounts of $577 in 1997 and $643 in 1996                     24,209      27,577
  Receivable from shareholder (Note 6)                                607      10,031
  Other receivables                                                 1,323       1,249
  Inventories (Note 8)                                             24,854      23,990
  Prepaid expenses and other current assets                         1,539       1,742
  Income taxes receivable                                             591         569
  Deferred income taxes                                               144          75
                                                                  -------     -------
Total current assets                                               71,855      73,838
                                                                  -------     -------
Property and equipment - at cost : (Note 9)
  Land                                                              4,699       4,747
  Buildings                                                        21,563      20,012
  Machinery and equipment                                          76,233      69,099
  Furniture and fixtures                                            2,661       2,622
  Motor vehicles                                                    1,782       1,999
  Leasehold improvements                                            1,794       1,767
  Construction in progress                                            538         134
                                                                  -------     -------
  Total                                                           109,270     100,380
  Less:  accumulated depreciation and amortization                 52,586      38,297
                                                                  -------     -------
Net property and equipment                                         56,684      62,083
                                                                  -------     -------
Receivable from shareholder (Note 6)                                    -       5,613
Deferred income taxes                                                 291         162
Other assets                                                        1,443         214
                                                                  -------     -------
Total assets                                                     $130,273    $141,910
                                                                  =======     =======


See accompanying notes to consolidated financial statements.

(in thousands except per share amounts)

                                                                                DECEMBER 31,
                                                                               1997     1996
                                                                            --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities :
  Short-term borrowings (Note 10)                                            $ 8,177     $10,227
  Current portion of long-term debt (Note 11)                                  4,228       3,204
  Deferred purchase consideration (Note 12)                                      408         839
  Accounts payable                                                            14,844      10,197
  Accrued advertising and promotion                                            3,578       5,156
  Accrued payroll and employee benefits                                        2,322       2,730
  Other accrued expenses                                                       5,059       5,161
  Income taxes payable (Note 7)                                                1,862       4,195
  Deferred income taxes                                                          554         415
                                                                            --------    --------
Total current liabilities                                                     41,032      42,124
                                                                            --------    --------
Long-term debt (Note 11)                                                      21,281      21,587
Deferred income taxes (Note 7)                                                 2,448       3,207
Deferred purchase consideration (Note 12)                                          -         353
                                                                            --------    --------
Total long-term liabilities                                                   23,729      25,147
                                                                            --------    --------
Minority interest                                                                734           -
                                                                            --------    --------
Commitments and contingencies (Note 14)
Shareholders' equity :
  Ordinary shares, $0.01 par value - authorized 20,000,000 shares;
     issued 6,674,606 shares in 1997 and 7,712,000 shares in 1996,
     outstanding 6,674,606 shares in 1997 and 6,678,359 shares in 1996            67          77
  Additional paid-in capital                                                  18,301      33,653
  Retained earnings                                                           56,644      55,670
  Foreign currency translation adjustments                                   (10,234)        551
  Treasury shares, at cost - 1,033,641 shares in 1996 (Note 13)                    -     (15,312)
                                                                            --------    --------
Total shareholders' equity                                                    64,778      74,639
                                                                            --------    --------
Total liabilities and shareholders' equity                                  $130,273    $141,910
                                                                            ========    ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                       YEAR ENDED DECEMBER 31,
                                                                       1997      1996      1995
                                                                     ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $   974   $ 9,166   $ 4,687
Adjustments to reconcile net income to net
 cash provided by operating activities:

  Depreciation and amortization                                       12,206    10,646     9,143
  Accelerated depreciation on assets written off                         503         -       534
  Loss (gain) on disposals of property                                   122       (15)      (51)
  Loss on sale of investments                                              -         -       401
  Deferred taxes                                                        (544)       24       (77)
  Minority interest                                                        -         -      (222)
  Other                                                                1,149     1,490      (595)
  Net change in working capital components                            (1,567)   (1,365)   (5,370)
                                                                     -------   -------   -------
Net cash provided by operating activities                             12,843    19,946     8,450
                                                                     -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property                                             (6,389)   (5,871)  (16,445)
Proceeds from disposals of property                                      377        45       142
Purchase of subsidiaries net of cash acquired                         (4,366)        -         -
Purchase of minority interest in subsidiary                                -      (150)        -
Proceeds from sale of investments                                          -         -     4,565
Receipt of (investment in) restricted bank deposit                         -     5,269      (623)
Advances to shareholder                                               (6,129)   (7,638)  (13,167)
Repayments by shareholder                                             21,166     4,530     1,306
Increase in other assets                                                (483)        -         -
                                                                     -------   -------   -------
Net cash provided by (used in) investing activities                    4,176    (3,815)  (24,222)
                                                                     -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) increase in short-term borrowings                          (3,776)   (5,172)    7,986
Increase in long-term debt and other non-current debt                  6,056    12,070    12,248
Repayment of long-term debt and other non-current debt                (8,314)  (11,153)     (449)
Payment of deferred purchase consideration                              (502)     (823)     (902)
Investment by minority shareholder                                       734         -       150
Purchase of treasury shares                                              (49)  (17,631)   (4,871)
Tender offer expenses                                                      -      (433)        -
                                                                     -------   -------   -------
Net cash (used in) provided by financing activities                   (5,851)  (23,142)   14,162
                                                                     -------   -------   -------
Effect of exchange rate changes on cash and cash equivalents          (1,185)       43        37
                                                                     -------   -------   -------
Increase (decrease) in cash and cash equivalents                       9,983    (6,968)   (1,573)
Cash and cash equivalents, beginning of year                           8,605    15,573    17,146
                                                                     -------   -------   -------
Cash and cash equivalents, end of year                               $18,588    $8,605   $15,573
                                                                     =======   =======   =======


See accompanying notes to consolidated financial statements.

(in thousands)

                                                                YEAR ENDED DECEMBER 31,
                                                               1997      1996      1995
                                                              ---------------------------
SCHEDULE OF CHANGES IN WORKING CAPITAL COMPONENTS
NET OF EFFECTS FROM PURCHASE OF SUBSIDIARIES
Accounts receivable                                           $ 2,094   $(1,900)  $ 1,360
Other receivables                                                (816)      (13)     (627)
Inventories                                                      (826)   (2,947)   (4,231)
Prepaid expenses and other current assets                         418       277       100
Accounts payable                                                1,107    (1,188)   (4,012)
Accrued expenses                                               (1,617)    2,471     1,892
Income taxes payable                                           (1,927)    1,935       148
                                                              -------   -------   -------
Net change in working capital components                      $(1,567)  $(1,365)  $(5,370)
                                                              =======   =======   =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
 Interest                                                      $3,267    $2,258    $1,551
 Income taxes                                                  $2,855    $4,412    $3,896

Acquisitions:
 Fair value of assets acquired                                $15,052    $    -    $    -
 Goodwill                                                         855         -         -
 Cash paid                                                     (4,923)        -         -
                                                              -------   -------   -------
 Liabilities assumed                                          $10,984    $    -    $    -
                                                              =======   =======   =======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)


                                                                                             Unrealized
                                                                               Foreign        Loss on
                                                    Additional                 Currency     Investments   Treasury      Total
                                 Ordinary Shares      Paid-in      Retained   Translation    Available    Shares     Shareholders'
                                 Shares   Amount      Capital      Earnings   Adjustments    for Sale     at Cost       Equity
                                 -------------------------------------------------------------------------------------------------
Balance at January 1, 1995        8,315       $83      $41,270       $41,817        $ 500         $(680)  $      -        $ 82,990
Net income                            -         -            -         4,687            -             -          -           4,687
Realized on sale of investments       -         -            -             -            -           680          -             680
Purchase of treasury shares           -         -            -             -            -             -     (4,871)         (4,871)
Translation adjustment for the
 year                                 -         -            -             -          220             -          -             220
                                 ------   -------   ----------   -----------  -----------   -----------   --------   -------------
Balance at December 31, 1995      8,315        83       41,270        46,504          720             -     (4,871)         83,706
Net income                            -         -            -         9,166            -             -          -           9,166
Purchase of treasury shares
 (Note 13)                            -         -            -             -            -             -    (18,064)        (18,064)
Cancellation of treasury shares    (603)       (6)      (7,617)            -            -             -      7,623               -
Translation adjustment for the
 year                                 -         -            -             -         (169)            -          -            (169)
                                 ------   -------   ----------   -----------  -----------   -----------   --------   -------------
Balance at December 31, 1996      7,712        77       33,653        55,670          551             -    (15,312)         74,639
Net income                                      -            -             -          974             -          -             974
Purchase of treasury
 shares (Note 13)                    (5)        -            -             -            -             -        (68)            (68)
Adjustment of repurchased
 shares                               1         -            -             -            -             -         18              18
Cancellation of treasury
 shares                          (1,034)      (10)     (15,352)            -            -             -     15,362               -
Translation adjustment
 for the year                         -         -            -             -      (10,785)            -          -         (10,785)
                                 ------   -------   ----------   -----------  -----------   -----------   --------   -------------
Balance at December 31, 1997      6,674       $67      $18,301       $56,644     $(10,234)           $-         $-         $64,778
                                 ======   =======   ==========   ===========  ===========   ===========   ========   =============


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)


1.   ORGANIZATION AND BASIS OF PRESENTATION

     DSG International Limited (the "Company") is incorporated in the British Virgin Islands. It operates through subsidiary companies located in North America, Australia, Asia and Europe which are engaged in the manufacture and distribution of disposable baby diapers, adult incontinence, feminine napkins and training pants products.

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

     Inventories -- Inventories are stated at the lower of cost determined by the first-in, first-out method, or value determined by the market. Finished goods inventories consist of raw materials, direct labor, and overhead associated with the manufacturing process.

     Depreciation and amortization of property and equipment --Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally three to ten years except for buildings which are 40 years. Costs of leasehold improvements are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Goodwill -- Goodwill is amortized on a straight-line basis over periods estimated to be benefited, generally over 5 years. At December 31, 1997 and 1996, goodwill amounted to $862 and $214 net of accumulated amortization of $346 and $140, respectively, and is included in other assets.

     Revenue recognition -- The Company recognizes revenue at the time shipments of product are made to customers.

     Income taxes -- Deferred income taxes are provided at enacted statutory rates for temporary differences resulting from differences between the book and tax bases of assets and liabilities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes".

     Valuation of long-lived assets -- The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

(dollars in thousands)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Foreign currency translation -- Assets and liabilities of foreign subsidiaries are translated at year end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating foreign currency financial statements are reported as a separate component of shareholders' equity. Gains or losses from foreign currency transactions are included in net income of the current period.

     Postretirement and postemployment benefits -- The Company does not provide postretirement benefits, and postemployment benefits, if any, are not significant.

     Earnings per share -- Earnings per share are based on the weighted average number of Ordinary Shares outstanding. On March 3, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". This pronouncement provides for the calculation of basic and diluted earnings per share which is different from the current calculation of primary and fully diluted earnings per share. The adoption of this new standard had no impact on the Company.

     Concentration of credit risk -- The Company sells to distributors and retailers located in each of the countries in which it operates. The Company grants credit to all qualified customers on an unsecured basis but does not believe it is exposed to any undue concentration of credit risk to any significant degree.

     New accounting standards not yet adopted -- The FASB has issued three new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

     SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits", amends the disclosure requirements relating to pensions and other postretirement benefits.

     Each of these new standards is effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

(dollars in thousands)


3.   RESTRUCTURING COSTS

     In the fourth quarter of 1997, the Company closed certain of its manufacturing operations, principally through the closure of its Canadian and Singapore manufacturing operations, resulting in aggregate losses of $886, and the write-down of $503 of certain surplus equipment in Europe. Of the total restructuring costs of $1,389, $503 represented non-cash write-downs of property and equipment and $886 for the reduction in workforce and other cash outflows.

4.   ACQUISITIONS

     In 1997, the Company acquired for cash the entire share capital of a manufacturer of adult incontinence products and disposable baby diapers in Wisconsin, United States, and the manufacturing assets of a company in the Netherlands and its related distribution company in Belgium for a total consideration of $4,923. Goodwill of $855 arose on the acquisition, which is being amortized over 5 years. The acquisitions were accounted for as purchases and their operating results are included in the Consolidated Statements of Operations from their respective dates of acquisition. The acquisitions had no material effect on operating results.

     In 1996, the Company acquired for cash of $150, the minority interest in a subsidiary, which approximated fair value.

5.   NON-RECURRING CHARGE

     The non-recurring charge in 1995 represents expenses of a going private transaction proposed in April 1995 by a management group, led by the Company's Chairman, Brandon Wang, and two other equity investors, which was subsequently terminated in July 1995.

6.   RECEIVABLE FROM SHAREHOLDER

     In 1997, 1996 and 1995 the Company advanced $6,129, $7,638 and $13,167, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The advances were evidenced by promissory notes bearing interest at a rate equal to 1.5% over the London Inter-Bank Offered Rate (LIBOR) or such other rate that the Board of Directors and the borrower shall agree in writing. The rate of interest was reviewed quarterly and adjusted, if necessary. The promissory notes were collateralized by the pledge of shares of the Company held by Brandon Wang. The fair market value of the shares pledged was required to be at least 200% of the amount due under the notes. The loans were repayable on demand, however, the Company and Brandon Wang agreed to a quarterly repayment schedule, with the final payment of principal due in 1998. During 1997 and 1996, Brandon Wang and a trust controlled by him repaid $21,166 and $4,530, respectively, to the Company. As the loans were settled during 1997, the pledged shares were released. Interest of $1,000, $958 and $652 was charged on these advances in 1997, 1996 and 1995, respectively. The balance at December 31, 1997 was $607.

     In 1997, a U.S. subsidiary of the Company extended a guarantee to a bank as part of a $15,000 term loan provided to Brandon Wang. Brandon Wang has pledged 2,217,100 shares in the Company to the lender as security for the loan. Commencing January 1, 1998, this loan is repayable by quarterly instalments of $375 followed by a balloon payment of $10,875 on August 1, 2000.

(dollars in thousands)


7.   INCOME TAXES

     Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The Company is not taxed in the British Virgin Islands where it is incorporated.

     The components of income before income taxes are as follows :

                                             YEAR ENDED DECEMBER 31,
                                            1997        1996        1995
                                         --------------------------------
     U.S.                                $(3,928)     $6,503      $5,467
     Foreign                               5,345       8,848       2,265
                                         --------    --------    --------

                                          $1,417     $15,351      $7,732
                                         ========    ========    ========


     The provision for income taxes consists of the following :

                                             YEAR ENDED DECEMBER 31,
                                            1997       1996         1995
                                         --------------------------------
     Current
           U.S. Federal                  $     -   $  2,320       $1,611
           U.S. State                          -         54            -
           Foreign                         1,040      4,164        2,175
     Benefit of loss carryforwards             -       (415)        (440)
     Deferred taxes                         (597)        62          (79)
                                         --------    --------    --------
                                         $   443     $6,185       $3,267
                                         ========    ========    ========

     A reconciliation between the provision for income taxes computed by applying the United States Federal statutory tax rate to income before taxes and the actual provision for income taxes is as follows :

                                                                 YEAR ENDED DECEMBER 31,
                                                               1997       1996       1995
                                                             --------------------------------
     Provision for income taxes at statutory rate
       on profit for the year                                  35.0%      35.0%      35.0%
     Lower tax rate applicable to foreign earnings            (78.7)      (1.1)      (1.6)
     State income taxes net of Federal benefit                    -        0.4        1.2
     Changes in valuation allowances                           64.3        2.1        9.0
     Utilization of loss carryforwards                            -       (2.7)      (5.7)
     Withholding tax on interest and royalty income            11.6        1.9        5.0
     Other                                                     (0.9)       4.7       (0.6)
                                                             --------    --------    --------
     Effective rate                                            31.3%      40.3%      42.3%


(dollars in thousands)


7.   INCOME TAXES - CONTINUED

     Certain subsidiaries have operating loss carryforwards for income tax purposes which may be applied to reduce future taxable income. The loss carryforwards are available on a country by country basis and are not available for use except in the country in which the loss occurred. At December 31, 1997 the tax loss carryforwards by country and their future expiration dates are as follows :

                          TOTAL   2000    2001    2002    2003   2004  INDEFINITE
                        ---------------------------------------------------------

      United Kingdom    $84,962  $   -  $    -  $    -  $    -  $   -     $84,962
      Thailand            2,910      -       -   2,910       -      -           -
      Switzerland         3,957    894     918   1,824     184    137           -
      China                 554    334      65     155       -      -           -
      U.S.A.             13,142      -   3,908   3,907   3,907      -       1,420
      Belgium               246      -       -       -       -      -         246
                        -------  -----  ------  ------  ------  -----     -------
                       $105,771 $1,228  $4,891  $8,796  $4,091  $137      $86,628
                        =======  =====  ======  ======  ======  =====     =======


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


     Deferred income tax balances at December 31, 1997 are related to :


                                                   ASSETS    LIABILITIES
                                                  -----------------------
      Inventories                                 $      6       $  (182)
      Accounts receivable and prepaid expenses          32           (78)
      Property                                           -        (2,423)
      Other                                            397          (319)
      Tax loss carryforwards                        27,256             -
      Valuation allowances                         (27,256)            -
                                                  ---------  ------------
      Total                                           $435       $(3,002)
                                                  =========  ============

     The valuation allowances were increased by $731 from $26,525 in 1996.

8.   INVENTORIES

     Inventories by major categories are summarized as follows :

                                                AT DECEMBER 31,
                                                 1997     1996
                                               -----------------

     Raw materials                             $13,378  $13,646
     Finished goods                             11,476   10,344
                                               -------  --------
                                               $24,854  $23,990
                                               =======  ========

(dollars in thousands)


9.  PROPERTY AND EQUIPMENT

    Included in property and equipment are assets acquired under capital leases with the following net book values :

                                                      AT DECEMBER 31,
                                                       1997     1996
                                                      ---------------

     At cost:
        Machinery and equipment                       $2,062   $2,786
        Motor vehicles                                   358      458
                                                      ------   ------

                                                       2,420    3,244
     Less: Accumulated amortization                      819      501
                                                      ------   ------

     Net book value                                   $1,601   $2,743
                                                      ======   ======

10.  SHORT-TERM BORROWINGS

     These include borrowings in the form of trade acceptances, loans and overdrafts with various banks :


                                                         AT DECEMBER 31,
                                                         1997       1996
                                                         ---------------
     Credit facilities granted                           $36,134 $32,837
                                                         ======= =======

     Utilized                                             $8,177 $10,227
                                                         ======= =======

     Weighted average interest rate on borrowings at
     end of year                                            7.48%   6.46%
                                                         ======= =======

     The Company maintains short-term bank credit lines in each of the countries in which it operates. Interest rates are generally based on the banks' prime lending rates and cost of funds and the credit lines are normally subject to annual review.

     The Company had a $5,000 line of credit facility with a U.S. domestic bank at December 31, 1997 ($5,000 in 1996). Borrowings under this line of credit are repayable in 1998 and bear interest at LIBOR plus 1.50% (7.28% at December 31, 1997).

(dollars in thousands)

11.  LONG-TERM DEBT

     Long-term debt consists of :

                                                                                       AT DECEMBER 31,
                                                                                       1997       1996
                                                                                    ---------------------

     Acquisition loan due in 1998 bearing interest at 6% at
       December 31, 1997.  Repayable over 5 years in quarterly
       instalments commencing in 1993.  The acquisition loan
       is associated with the purchase of a Canadian subsidiary,
       is denominated in Canadian dollars and is collateralized
       by the net assets of the subsidiary                                          $     552   $  1,504
     Swiss Franc denominated mortgage loans bearing interest at
       3.75% - 5.0% per annum repayable after 5 years                                   4,345      4,688
     Bank loan bearing interest at a rate of 7.0% per annum at
       December 31, 1997. $1,500 repayable in 1998 and $12,125
       in 1999.  The loan is secured over accounts receivable,
       inventory and the property, plant and equipment of the
       Company's Duluth, Georgia facilities(1)                                         13,625     15,000
     Bank loan bearing interest at 6.8% at December 31, 1997.
       Repayable over 3 years in semi-annual instalments commencing
       in 1995.  The loan is secured over a diaper machine                                440        882
     Bank loan bearing interest at 8% per annum.  Repayable over
       3 years in semi-annual instalments                                               1,514          -
     Loan from finance companies at rates ranged from 7.0% to
       10.8% per annum at December 31, 1997.  The loan is
       secured over building and equipment of the Company's
       Wisconsin facilities                                                             3,190          -
     Capital leases                                                                     1,843      2,717
                                                                                     ---------  ----------

     Total                                                                             25,509     24,791
     Current portion of long-term debt                                                  4,228      3,204
                                                                                     ---------  ----------

     Long-term debt, less current portion                                             $21,281    $21,587
                                                                                     =========  ==========

     Maturities of long-term debt as at December 31, 1997 are as follows :

                                                                                                         CAPITAL
                                                                                                 LOANS   LEASES    TOTAL
                                                                                                -------------------------
      Year ending December 31,
         1998                                                                                   $ 3,867     $361  $ 4,228
         1999                                                                                    15,183      381   15,564
         2000                                                                                       227      372      599
         2001                                                                                        44      729      773
         2002 and thereafter                                                                      4,345        -    4,345
                                                                                                -------  -------  -------
      Total                                                                                     $23,666   $1,843  $25,509
                                                                                                =======  =======  =======

/(1)/ On December 16, 1996, a U.S. subsidiary entered into a $15,000,000 Term Promissory Note ("Term Note"). In accordance with the terms and conditions of the Term Note, the subsidiary is subject to mandatory prepayments on April 1, 1998 and 1999 by an amount equal to 50% of excess cash flow, as defined, for the preceding fiscal year. For the year ended December 31, 1997 no mandatory prepayments are due on April 1, 1998. The Term Note requires the maintenance of specific covenants including financial ratios. For the year ended December 31, 1997, the subsidiary failed to meet their net income and fixed charge ratio covenants. A waiver has been obtained from the third-party financial institution.

(dollars in thousands except per share amounts)


12.  DEFERRED PURCHASE CONSIDERATION

     In connection with the 1993 acquisition of the disposable hygiene division of a Swiss corporation, the purchase price included an interest-free quarterly payment representing 3.5% of the subsidiary's net sales for the five-year period ended June 30, 1998. The purchase liability is based on estimates made by the Company with reference to the past and current trading history. The remaining estimated annual payment is $408 in 1998.

13.  SHARE REPURCHASES

     During 1994, the Company adopted a plan authorizing the Company to repurchase up to 500,000 shares of its ordinary shares and, in 1995, the authority to purchase shares was increased to 1,000,000 shares. The Company purchased 5,000 shares under this program for cash of $68 in 1997, 240,000 shares for cash of $3,079 in 1996 and 393,000 shares for cash of $4,871 in 1995. 603,000 of the repurchased shares were cancelled in 1996 and the remainder was cancelled in 1997.

     On November 13, 1996, the Company made a tender offer to its public shareholders to acquire its ordinary shares at prices, net to the seller in cash, not greater than $14.50 nor less than $12.75 per share. The offer closed on December 13, 1996 and the Company purchased 1,002,394 shares from the public shareholders at a price of $14.50 per share, which were cancelled in 1997. In conjunction with the tender offer, the Company incurred $433 for investment banking fees, and legal and professional fees.

     During the first quarter of 1997, the Company repurchased 5,000 shares from the public for a total cash consideration of $68.


14.  COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries lease land, facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Rental expense under operating leases was $2,236 in 1997, $2,125 in 1996 and $2,156 in 1995.

     At December 31, 1997, the Company and its subsidiaries were obligated under operating leases requiring minimum rentals as follows :

     Year ending December 31,

        1998                                            $1,783
        1999                                               536
        2000                                               424
        2001                                               149
        2002                                               149
        2003 and thereafter                                810
                                                        ------
     Total                                              $3,851
                                                        ======

     At December 31, 1997, the Company had capital commitments for the purchase of machinery and equipment of $710 which will be expended in 1998.

     The Company and its subsidiaries are, from time to time, involved in routine legal matters incidental to their business. In 1997, Procter & Gamble ("P&G") claimed that certain of the Company's diaper products infringe P&G patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G are discussing terms of a possible settlement of this claim. The Company established a specific accrual with regards to an ongoing patent infringement negotiation in 1997. In the opinion of the Company's management, the resolution of such matters will not have a material effect on the Company's financial position or results of operations. The Company has an existing license agreement from Kimberly-Clark concerning the sale of certain diaper products covered by Kimberly-Clark patents.

(dollars in thousands)


14.  COMMITMENTS AND CONTINGENCIES - CONTINUED

     As detailed in note 6, a U.S. subsidiary has guaranteed the repayment of bank loans extended to Brandon Wang. At December 31, 1997 the outstanding indebtedness covered by this guarantee amounted to $15,000. The line of credit is collateralized by the accounts receivable, inventory and equipment of the Company's U.S. subsidiary, which is required to maintain certain financial ratios and other financial conditions. The agreement requires the U.S. subsidiary to maintain cash balances with the lender amounting to $11,000 and restricts the payment of dividends by the subsidiary to a maximum of $3,000 in any financial year and restricts the amount of outstanding debt owed to the subsidiary by the parent and its other subsidiaries or affiliates. At December 31, 1997 the amount of equity subject to such restrictions totaled $23,466. The U.S. subsidiary and its consolidated subsidiaries are required to maintain tangible net worth of at least $16,000 which amount is required to increase annually by 40% of the subsidiary's consolidated net income. At December 31, 1997 the consolidated tangible net worth of the subsidiary amounted to $23,179.

15.  EMPLOYEE BENEFIT PLANS

     The Company's United States subsidiary has established a 401(k) plan under which the Company matches employee contributions up to 5% of employees' base compensation. The Company's other international subsidiaries have defined contribution plans, covering substantially all employees, which are determined by the boards of directors of the subsidiaries. These plans provide for annual contributions by the Company from 3.5% to 18% of eligible compensation of employees based on length of service.

     Total expense related to the above plans was $1,214 in 1997, $1,134 in 1996 and $905 in 1995.

16.  SUPPLEMENTARY INFORMATION

     Valuation and qualifying accounts :

                                                 BALANCE AT                 CHARGED TO              BALANCE
                                                  BEGINNING   PURCHASE OF    COST AND               AT END
                                                   OF YEAR   SUBSIDIARIES    EXPENSES  DEDUCTIONS   OF YEAR
                                                -----------------------------------------------------------
      Year ended December 31, 1997
         Allowances for doubtful accounts            $  643           $67        $470       $(603)   $  577
         Provision for inventory obsolescence         1,004             7         850        (633)    1,228
                                                -------------   ------------  --------  ----------  -------
                                                     $1,647           $74      $1,320     $(1,236)   $1,805
                                                =============   ============  ========  ==========  =======

      Year ended December 31, 1996
         Allowances for doubtful accounts              $747           $-         $381       $(485)     $643
         Provision for inventory obsolescence           450            -          765        (211)    1,004
                                                -------------   ------------  --------  ----------  -------
                                                     $1,197           $-       $1,146       $(696)   $1,647
                                                =============   ============  ========  ==========  =======

      Year ended December 31, 1995
         Allowances for doubtful accounts            $1,071           $-         $145       $(469)     $747
         Provision for inventory obsolescence           304            -          499        (353)      450
                                                -------------   ------------  --------  ----------  -------
                                                     $1,375           $-         $644       $(822)   $1,197
                                                =============   ============  ========  ==========  =======

      Deductions relate to write-offs of accounts receivable as bad debts and disposals of inventories.

(dollars in thousands)

17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of the Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, accounts receivable, receivables from shareholder, accounts payable, short-term borrowings, deferred purchase consideration, and long-term debt are reasonable estimates of their fair value. The interest rate on the Company's long-term debt approximates that which would have been available at December 31, 1997 for debt of the same remaining maturities.

18.  SEGMENT INFORMATION

     The Company is engaged in one industry segment, the manufacturing and marketing of disposable hygienic products.

     Certain financial information by geographic area is as follows :


                                                         YEAR ENDED DECEMBER 31,
                                                     1997        1996          1995
                                                     ------------------------------
      NET SALES
      North America                                  $91,098    $92,622    $111,505
      Australia                                       47,172     47,643      44,329
      Asia                                            56,955     60,359      47,837
      Europe                                          35,705     35,426      42,210
                                                    --------   --------   ---------

                                                    $230,930   $236,050    $245,881
                                                    ========   ========   =========

     OPERATING INCOME (LOSS)
     North America                                  $  (548)    $10,530     $ 9,674
     Australia                                        5,925       5,204       2,293
     Asia                                             6,199       6,827       3,114
     Europe                                          (2,583)         35      (2,217)
     Corporate expenses                              (5,415)     (6,613)     (3,806)
                                                    --------   --------   ---------
                                                     $3,578     $15,983      $9,058
                                                    ========   ========   =========

     ASSETS, AT END OF YEAR
     North America                                  $49,052     $37,975     $41,466
     Australia                                       24,409      30,221      24,831
     Asia                                            28,130      32,630      31,104
     Europe                                          22,963      24,649      30,117
     Corporate assets                                 5,719      16,435      26,875
                                                    --------   --------   ---------
                                                   $130,273    $141,910    $154,393
                                                    ========   ========   =========

     No single customer accounted for 10% or more of the total revenues.

(dollars in thousands except per share amounts)


19.  QUARTERLY DATA (UNAUDITED)

                                   1ST QUARTER  2ND QUARTER    3RD QUARTER    4TH QUARTER
                                   -----------  -----------  ---------------  ------------

     1997
     Net sales                        $56,768      $64,183      $58,257        $  51,722
     Gross profit                      20,532       21,884       18,446           16,139
     Net income (loss)                  1,453        1,418       (1,120)(1)         (777)
     Earnings (loss) per share           0.22         0.21        (0.17)(1)        (0.12)

     1996
     Net sales                        $62,109      $59,995      $57,992        $  55,954
     Gross profit                      18,658       20,810       20,106           20,829
     Net income                         1,118        2,278        2,347            3,423
     Earnings per share                  0.14         0.29         0.30             0.45

     1995
     Net sales                        $64,651      $63,395      $60,526        $  57,309
     Gross profit                      19,076       18,385       16,715           14,390
     Net income (loss)                  2,174        1,933       (1,858)(2)     2,438 (2)
     Earnings (loss) per share           0.26         0.24        (0.23)            0.31

     (1) The 3rd Quarter 1997 results were restated by reducing the previously reported loss by $903 representing exchange adjustments wrongly recorded as expenses in that quarter.

     (2) The 3rd Quarter and 4th Quarter 1995 results include non-recurring charges of $1,433 and $535, respectively.

     ORDINARY SHARE PRICE :
                                            1997                        1996
     QUARTER                           HIGH      LOW               HIGH      LOW
                                     -----------------------------------------------
     Fourth                          $11 1/4    $ 7 3/8           $14 7/8    $11 1/4
     Third                            16 5/8     10                11 5/8     10 1/4
     Second                           17 1/4     12 3/4            15 1/8     10 7/8
     First                            16 1/2     12 1/2            15 1/2     12 1/2

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and the Board of Directors of DSG International Limited

     We have audited the financial statements of DSG International Limited as of December 31, 1997 and 1996, and for each of the three years ended December 31, 1997, and have issued our report thereon dated March 13, 1998, such financial statements and report are included in your 1997 Annual Report to the Shareholders and are incorporated herein by reference. Our audits also included the financial statement schedules of DSG International Limited, listed in Item
19. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.
In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



Deloitte Touche Tohmatsu
Hong Kong

March 13, 1998

                                                                      SCHEDULE 1


                        CONDENSED FINANCIAL INFORMATION
                    UNCONSOLIDATED STATEMENTS OF OPERATIONS


                                                YEAR ENDED DECEMBER 31,
                                               --------------------------
                                                1997      1996      1995
                                                ----      ----      ----
                                                   (IN THOUSANDS)
Equity in earnings of subsidiaries              $2,414   $17,909   $ 7,157

Operating expenses :
 Administration                                  3,394     4,082     1,200
 Depreciation                                       12        10        12
                                                ------   -------   -------
 Total operating expenses                        3,406     4,092     1,212

Operating income (loss)                           (992)   13,817     5,945
Interest expense                                  (217)     (259)     (357)
Exchange (loss) gain                              (390)     (737)      962
Non-recurring charge                                 -         -    (1,440)
Interest income                                  2,066     2,078     1,975
Other finance expenses                              (6)       (9)       (3)
Other income                                       955       461       872
                                                ------   -------   -------
Income before income taxes                       1,416    15,351     7,954
Provision for income taxes                         443     6,185     3,267
                                                ------   -------   -------
Net income                                        $973    $9,166    $4,687
                                                ======   =======   =======

                            See notes to Schedule 1

                                                                      SCHEDULE 1


                        CONDENSED FINANCIAL INFORMATION
                         UNCONSOLIDATED BALANCE SHEETS


                                              YEAR ENDED DECEMBER 31,
                                              ----------------------
                                                    1997      1996
                                                   -----     -------
                                                     (IN THOUSANDS)
ASSETS
Current assets :
 Cash                                               $ 546   $   380
 Due from related parties                             607    15,645
 Other receivables                                    203       286
 Prepaid expenses and others                          381       367
                                                  -------   -------
Total current assets                                1,737    16,678
                                                  -------   -------
Equipment :
   Furniture                                          216       216
   Motor vehicles                                      62         -
                                                  -------   -------
   Total                                              278       216
   Less :  accumulated depreciation                    88        77
                                                  -------   -------
Net property                                          190       139
                                                  -------   -------
Investment in subsidiaries (on the equity method)  63,658    58,748
                                                  -------   -------
Total assets                                      $65,585   $75,565
                                                  =======   =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :

   Accounts payable                               $   157   $   409
   Accrued payroll and employee benefits              600       414
   Accrued expenses                                    49       101
   Income taxes payable                                 1         2
                                                  -------   -------
Total current liabilities                             807       926
                                                  -------   -------
Shareholders' equity :
   Ordinary shares                                     67        77
   Additional paid-in capital                      18,301    33,653
   Retained earnings                               56,644    55,670
   Investment in treasury stock                         -   (15,312)
   Translation reserve                            (10,234)      551
                                                  -------   -------
Total shareholders' equity                         64,778    74,639
                                                  -------   -------
Total liabilities and shareholders' equity        $65,585   $75,565
                                                  =======   =======


                            See notes to Schedule 1

                                                                      SCHEDULE 1



                        CONDENSED FINANCIAL INFORMATION

                    UNCONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                           YEAR ENDED DECEMBER 31,
                                                                         -------------------------
                                                                         1997       1996       1995
                                                                         -----      ----       -----
                                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities                                $935      $8,790      $4,768

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for equipment                                                (62)          -        (124)
Investments in and advances to subsidiaries                           (43,940)     (6,224)    (17,377)
Recoupment of investment in subsidiaries                               28,245      18,783      23,637
Advances to shareholder                                                (6,129)     (7,638)    (13,167)
Repayments by shareholder                                              21,166       4,530       1,306
Receipt of (investment in) restricted bank deposit                          -       5,269        (623)
                                                                      -------     -------     -------
Net cash provided by (used in) investing activities                      (720)     14,720      (6,348)
                                                                      -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
Financing from long term loans                                              -           -       5,269
Repayment of long term loans                                                -      (5,269)     (4,646)
Purchase of treasury shares                                               (49)    (17,632)     (4,871)
Tender offer expenses                                                       -        (433)          -
                                                                      -------     -------     -------
Net cash used in financing activities                                     (49)    (23,334)     (4,248)
                                                                      -------     -------     -------
Increase (decrease) in cash and cash equivalents                          166         176      (5,828)
Cash and cash equivalents, beginning of year                              380         204       6,032
                                                                      -------     -------     -------
Cash and cash equivalents, end of year                                   $546        $380        $204
                                                                      =======     =======     =======
Cash dividends from :
 Consolidated subsidiaries                                            $14,334     $18,160        $149



                            See notes to Schedule 1

                           DSG INTERNATIONAL LIMITED

                              NOTES TO SCHEDULE 1



1.   APPLICATION OF SIGNIFICANT ACCOUNTING PRINCIPLES

     Accounting for subsidiaries DSG International Limited ("the Company") has accounted for the earnings of its subsidiaries on the equity method in the unconsolidated condensed financial information.

2.   CONTINGENCIES

     The Company and its subsidiaries are, from time to time, involved in routine legal matters incidental to their business. In 1997, Procter & Gamble ("P&G") claimed that certain of the Company's diaper products infringe P&G patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G are discussing terms of a possible settlement of this claim. The Company established a specific accrual with regards to an ongoing patent infringement negotiation in 1997. In the opinion of the Company's management, the resolution of such matters will not have a material effect on the Company's financial position or results of operations.