Form 20-F
period 1999-12-31
DSG INTERNATIONAL LTD
filed 2000-06-30
CIK 883230

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 20-F
[_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
                                      OR
[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                  For the fiscal year ended December 31, 1999
                                      OR
[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
          For the transition period from ___________ to ____________.

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

             17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung
                                   Hong Kong
                            Tel. No. 852-2484-4820
   -------------------------------------------------------------------------
                    (Address of principal executive office)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

               Title of each                     Name of each exchange
                   Class                          on which registered
                   None
               --------------                    --------------------

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

Item 1.   Description of Business.

A.   The Company

     DSG International Limited, established in Hong Kong in 1973, is one of the world leading companies specialized in manufacturing disposable baby diapers, adult incontinence and training pants products with over twenty-five years of experience in this industry. The Company now operates ten manufacturing facilities in North America, Australia, Asia and Europe with extensive distribution activities around the world.

     In 1984, the Company established a manufacturing facility in California through a joint venture with a large French disposable diaper manufacturer, and later that year acquired full ownership of that facility.

     In 1987, the Company acquired the U.S. assets of a major private label disposable baby diaper manufacturer which was in bankruptcy, and was thus able to establish a second manufacturing facility at Norcross, Georgia to serve the central, southeastern and northeastern United States. As a result, the Company extended its "FITTI(R)" brand into U.S. national distribution.

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

     In May 1994, the Company formed a joint venture company with its former distributor in Thailand. The joint venture acquired the entire capital of the distributor's company and built a plant in Bangkok, Thailand to manufacture baby diapers and adult incontinence products. The Company currently holds an 80% interest in the joint venture company. In August 1994, the Company acquired a manufacturer of adult incontinence products in Switzerland. In November 1994, the Company opened its plant in Zhongshan, Guangdong in the People's Republic of China.

     In April 1995, the Company's management group, led by the Chairman, Brandon Wang, and two other equity investors proposed a going private transaction pursuant to which the holders of all the outstanding shares of the Company held by the public would receive $19 per share. On May 26, 1995, after a review by a Special Committee of independent directors appointed to consider and advise on the proposal, the Board of Directors approved the going private transaction at a price of $19.25 per share and authorized the Company to enter into a merger agreement with corporations that had been formed by the management group. On July 7, 1995 the merger agreement that had been entered into as of May 26, 1995 to effect the going private transaction was terminated because there was no reasonable possibility that certain conditions of the merger agreement could be satisfied within the time period stipulated in the agreement as there was no reasonable prospect that financing would be available on satisfactory terms within such time period.

     In September 1995, the Company opened a new plant in Bangkok, Thailand. In October 1995, the Company established a wholly-owned subsidiary in Malaysia to assist with the marketing and distribution of the Company's products in Malaysia.

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

     In March 1998, the Company closed its operations in Canada and later on in December, the factory facilities were sold. In November 1998, the Company opened its joint venture manufacturing facilities in Indonesia.

     In March 1999, the Company opened its new plant in Selangor, Malaysia and established two wholly-owned subsidiaries in the United Kingdom and Germany to assist the marketing and distribution of the Company's adult incontinence products in Europe.

     DSG International Limited is incorporated in the British Virgin Islands and has its principal executive office at 17/F Watson Center, 16-22 Kung Yip Street, Kwai Chung, Hong Kong. Its telephone number is (852) 2484-4820.

B.  Business

1.  General

     The Company manufactures and markets disposable baby diapers, training pants and adult incontinence products primarily under its own brand names, which include "FITTI(R)", "PET PET(R)", "COSIES(R)", "COSIFITS(R)", "BABY LOVE(R)", "BABYJOY(R)", "LULLABY(R)", "CARES(R)", "CUDDLES(R)", "SUPER FAN-NIES(R)", "DISPO 123(TM)", "HANDY(TM)", "VLESI(R)", "CERTAINTY(R)" and "MERIT(R)". The Company also manufactures and markets disposable baby diapers, adult incontinence and training pants products under private labels. The Company's products are sold internationally, with its ten manufacturing facilities being in Hong Kong, the United States, Australia, the United Kingdom, Switzerland, the People's Republic of China ("PRC"), Thailand, Indonesia and Malaysia. The Company's manufacturing operations in Singapore and California were closed in December 1997 and the operation in Canada was closed in March 1998.

     The Company's operation in Duluth, Georgia, the Company's largest operation, in association with the Company's operation in Wisconsin, manufactures and distributes branded and private label disposable baby diapers, adult incontinence products, training pants and youth pants for the North American market. With a strong regional presence, the Company's "FITTI(R)" and "CUDDLES(R)" brands are some of the best selling brands of disposable baby diapers (excluding private labels) in many key markets like New York. The Company's new "SUPER FAN-NIES(R)" brand is gaining an enthusiastic consumer following and is expanding retail distribution.

     In Australia, the Company is the second largest manufacturer of disposable baby diapers. The Australian market is divided primarily into three major retail sectors, which are grocery, variety and pharmacy. The Company is currently supplying brands of both premium and economy quality to all three market sectors. It estimates that it has an overall unit volume market share of approximately 22% as measured by AC Nielsen for the combined grocery and pharmacy sectors. The market data for the variety sector is not commercially available. The Company also markets disposable baby diapers under retail chain private labels, which accounted for approximately 18% of its Australian diaper sales in 1999. The Company also distributes the "VLESI(R)" and "MERIT(R)" range of adult incontinence products into the Australian market, targeting the institutional sector of the market. Adult incontinence sales grew by 43.4% in 1999 compared with 1998.

   The Company's leading brands, "FITTI(R)" and "PET PET(R)", are well established in certain parts of the PRC and in most Asian countries. In Hong Kong, the disposable diaper market continued to contract due to low birth rate, however, the Company maintains its second place position in the market and estimates that its share is over 20%. In Singapore, the disposable diaper market contracted due to the reasons similar to the disposable diaper market in Hong Kong and the Company's sales were also impacted. In the PRC, the disposable diaper market grows rapidly particularly in the economy products segment. The Company in addition to its leading brands, "FITTI(R)" and "PET PET(R)", introduced two economy brands, "BABY LOVE(R)" and "BABYJOY(R)". The Company believes that it is the market leader in the Guangdong province, with around 20% market share. The Company's sales operation in Beijing not only established direct sales and distribution in the Beijing and Tianjin markets but also expanded its wholesale network into other northern provinces such as Shandong and Liaoning provinces. In the provinces of the eastern part of the PRC, the Company sets up a strong sales and distribution network by signing up a number of reputable territorial wholesalers and the Company sees promising growth in these provinces. The Company plans to set up sales operations in other major cities and provinces in the PRC and continues its effort in exploring the potential in the PRC markets. In Malaysia, the Company recorded a strong volume growth in 1999 and the Company expects its sales will continue to grow with further recovery of the economy. In Indonesia, although the Company's sales were impacted by the economy and political instability, the Company maintains its market leader position in the market, and the Company believes that its sales will be in the upward trend as the nation's economy and political stability recovers gradually. In Thailand, the Company maintained its market share despite the keen competition in the market.

     The Company manufactures and distributes adult incontinence products through its operation in Thailand to all other markets in Asia under its "DISPO 123(TM)" and "HANDY(TM)" brands. The Company believes that it is one of the market leaders in the adult incontinence market in Thailand. In other Asian markets, the sales of adult incontinence products increased steadily over the years and the Company's brands are well established both in the retail and institutional sectors. The Company remains optimistic about the market growth potential of adult incontinence market in the Asia Pacific region.

     In the United Kingdom, the Company continues to market its branded products to wholesalers and grocery retail accounts. On a selective basis, the Company also manufactures private label disposable diapers which provide the Company with reasonable profit margins. The Company's remaining operation in the Eastern region of Switzerland manufactures and distributes its branded "VLESI(R)" adult incontinence products for the domestic market in Switzerland and for other European markets. The Company increased its selling and distribution activities into the U.K. and German markets and continues to develop new product and features of its range of incontinence products. The Company believes that by focusing in adult incontinence market, it will make further inroads in the continental Europe market.

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

     The Company's growth strategy is to target its branded products at selected sectors of mature markets, such as the United States and Western Europe, and to take a broader marketing approach in less developed markets where there is a high rate of growth in disposable diaper usage. The Company believes that its manufacturing facilities in Asia and Australia will enable it to participate in the expected growth of those markets. In the past, the Company has expanded its business into new markets by acquiring the assets of unprofitable disposable baby diapers, feminine napkins manufacturers and more recently by acquiring adult incontinence manufacturers in the United States, Australia, the United Kingdom, Canada and Switzerland. The Company will expand through acquisitions when opportunities arise and establish its own manufacturing facilities in emerging markets which offer significant growth potential, such as the Company's facilities in the PRC, Thailand, Indonesia and Malaysia, which were opened in 1994, 1995, 1998 and 1999, respectively.

     The Company's principal raw materials are fluff wood pulp and super absorbent polymer. Other raw materials include polyethylene backsheets, polypropylene non-woven liners, adhesive tapes, hot melt adhesive, elastic, aloe vera and tissue. The cost of materials increased in 1999 and also in 2000. Raw materials account for about three-quarters of the cost of goods sold.

     Disposable diapers are designed and marketed with two basic objectives in mind: (1) to afford parents of infants up to two and one-half years of age the convenience of diapers which are disposed of after one use and (2) to reduce the risk of chapping ("diaper rash") which often occurs when moisture from a soiled diaper remains in contact with the baby's skin. The basic concept of most disposable diapers on the market is the same: to allow moisture to pass through a soft inner layer which is in contact with the baby's skin into a highly absorbent inner core, from which the moisture is prevented from escaping by an outer moisture-proof backsheet. There are significant differences in quality among the various disposable diapers currently on the market. The most important quality features of disposable diapers are their ability to absorb and retain fluids, to prevent leakage through leg and waist openings by the use of elasticized bands, and to be easily fitted and held in place by adhesive tapes which secure the diaper firmly without causing discomfort to the baby. Broadly, disposable diapers are divided into two types: thicker "regular" diapers which use primarily fluff wood pulp as the absorption medium; and thinner "ultra" diapers which use less fluff wood pulp and employ a super absorbent polymer in the absorbent core. Other features, such as innovative fastenings, attractive designs, extra-dry sub-layer, gender specific absorbent cores, stand-up leg gathers, elastic waistband, aloe vera and packaging help to differentiate products from one another.

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

     The Company believes that there is significant potential for adult incontinence products due to the aging populations of the industrialized and developed countries. The Company has entered the adult incontinence market, and has established and acquired manufacturing facilities in Switzerland, Thailand and Wisconsin in the United States in 1994, 1995 and 1997, respectively. The Company believes that with its three strategically located manufacturing facilities, the Company is able to expand its sales of adult incontinence products in the markets in North America, Europe, Asia and Australia. The Company introduces adult incontinence products into its markets in a manner consistent with its niche market strategy. The Company believes that the key to successful marketing of this type of product is the high and prompt level of service from the manufacturer and distributor, regular contact with institutions to ensure proper usage of the products, and providing a range of products of high quality and performance.

Forward Looking Statements

     The Company expects that the economy in the Asian region is recovering which will strengthen the Company's foundation for market expansion in the region. The cost of raw materials, primarily fluff wood pulp, will increase at a faster pace than in 1999.

     From time to time, the Company may make certain statements that contain "forward looking" information (as defined in the Private Securities Litigation Reform Act of 1995). Words such as "anticipate", "estimate", "project", "believe" and similar expressions are intended to identify such forward looking statements. Forward looking statements may be made by management orally or in writing, including, but not limited to, in press releases, as part of the Management's Discussion and Analysis of Financial Condition and Results of Operations and as part of other sections of this Annual Report on Form 20-F and the Company's other filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

     Such forward looking statements are subject to certain risks, uncertainties and assumptions, including without limitation to those identified below. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results of current and future operations may vary materially from those anticipated, estimated or projected. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of their respective dates.

Risk Factors

     The Company's forward looking statements are based on the Company's assumptions regarding the economies and market conditions in the countries in which it operates, and certain assumptions regarding the price of raw materials, including fluff wood pulp and super absorbent polymer.

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

     If the Company's actual performance differs materially from its projections which are based on assumptions regarding the economies and market conditions in the countries in which it operates, the Company's actual results could vary significantly from the performance projected in the forward looking statements.

2.   Geographic Segment Information

     The following table sets forth the percentage of the Company's net sales and operating income (loss) by geographic market.

                                               1999           1998           1997
                                            ----------     ----------     ----------
Net sales
   North America.......................        45.4%         43.2%           39.4%
   Australia...........................        20.7          19.5            20.4
   Asia................................        22.2          21.3            24.7
   Europe..............................        11.7          16.0            15.5

                                              100.0%        100.0%          100.0%

Operating income (loss)
   North America.......................        67.3%         30.8%          (15.3)%
   Australia...........................        64.9         131.7           165.6
   Asia................................        51.6          75.7           173.3
   Europe..............................       (22.4)        (77.3)          (72.2)
Corporate expenses.....................       (61.4)        (60.9)         (151.4)

                                              100.0%        100.0%          100.0%

a.   North America

i.   Products

     The Company manufactures and distributes disposable baby diapers, disposable training and youth pants and adult incontinence products throughout North America under the brand names of "FITTI(R)", "CUDDLES(R)", "SUPER FAN-NIES(R)" and "CERTAINTY(R)", as well as a growing number of different private label store brands. The "FITTI(R)" brand is a full-featured value product, recognized for its unique wetness indicator, a cute print that fades away when the diaper becomes wet. The "FITTI(R)" brand name is also used with the Company's disposable training pants and the DRI-NITE JUNIOR disposable youth pants. The Company's pant products feature tear-away side panels, soft cloth-like covers and comfortable waist and hip elastic. The "FITTI(R)" training pants were the first North American product in this segment to offer the Company's unique wetness indicators.

     In 1999, the Company launched the first-ever disposable baby diapers with university team logos printed on the diaper cover. The Company's innovative brand is called "SUPER FAN-NIES(R)". The brand was launched regionally in the South in late 1999 where collegiate sports have a tremendous following. Acceptance was quick and the "SUPER FAN-NIES(R)" brand benefited from extraordinary media attention and consumer enthusiasm. The Company is the first and only to license these collegiate logos through CLC (Collegiate Licensing Corporation) for the baby diaper category. Plans are underway to expand the Company's list of university partners and the corresponding retail distribution and sales in the year 2000.

     The Company continues to expand its private label diaper business throughout North America with such customers like Walgreens Drugs, Harris Teeter, A&P, Topco, Pathmark, Rite-Aid, Richfood, McLane (a division of Wal-
Mart) and Medline Industries. The Company is the only full line manufacturer capable of producing and marketing a full range of disposable baby diapers as well as training pants and youth pants. This advantage should enhance the Company's sales and private label partnership opportunities.

     The Company launched its adult incontinence products in late 1996. The Company's primary focus is the development of profitable private label partnerships with retailers and institutional distributors such as Walgreens Drug and Medline Industries. The Company's products are also available under the "CERTAINTY(R)" brand name. The Company's focus is on the brief segment, offering a wide range of product and feature alternatives. The Company believes that its products provide the incontinence sufferer with features and performance that are superior to most other brands in North America. The Company was the first to bring disposable adult pants to the North American market and the Company will continue to explore innovative product opportunities that will make a positive difference in this category and bring better solutions to the incontinence user.

ii.  Sales and Marketing

     Disposable baby diapers account for more than 90% of the baby diaper changes in North America. The market can be divided into several segments: brands that are advertised and sold nationally; brands that are not widely advertised but are sold nationally; brands sold only in specific regional areas; and baby diapers that are sold under private labels retailer brands. The nationally advertised brands account for roughly 79% of all sales. The Company maintains a solid distribution base on its "FITTI(R)" and "CUDDLES(R)" brands, with new retail customers being added on a regular basis. The Company's "FITTI(R)" brand training pants have enjoyed steady sales growth and excellent consumer acceptance. The Company's innovative "FITTI(R)" DRI-NITE JUNIOR remain the only "value" alternative in the fast growing youth pant segment. This segment now accounts for more than 3% of total category sales.

     The Company efficiently services the North American market from two manufacturing facilities. These facilities are located in Oconto Falls, Wisconsin, and Duluth, Georgia. The Company commissions a national network of independent brokers and non-food sales representatives to sell directly to retailers and distributors/wholesalers. These brokers and sales representatives, managed by the Company's direct sales management team, serve as the Company's agents within defined territories to monitor sales, implement trade promotions and handle the required merchandising activities and responsibilities. The Company's direct sales management team is responsible for the Company's marketing and headquarter sales functions. The Company remains committed to its marketing philosophy of direct servicing of its customers and accounts by the sales management personnel. This allows the Company to provide a high degree of category expertise and education to the trade and to be able to promptly respond to trade and market needs. In addition, the strategic locations of its North American manufacturing facilities has enabled the Company to achieve average shipping transit time of one to two days for most North American destinations.

     Branded Products. Due to the intense price and promotional pressure by the advertised brands, combined with a declining birth rate in the U.S. market, the "value brand" segment continues to shrink. By the end of 1999, the combined share of the Company's "FITTI(R)" and "CUDDLES(R)" brands was roughly 2% of the total units of disposable baby diapers and training pants sold in grocery outlets throughout North America. The grocery sector represents approximately 47% of the $4.2 billion United States retail market. In certain markets, such as New York/New Jersey, the nations largest retail market, the Company believes that the "FITTI(R)" brand is much greater than conventional market share tracking companies would indicate. This is because a much higher percentage of "FITTI(R)" diapers and training pants are sold through urban wholesalers and inner city retailers that typical market research does not track. The Company concentrates its efforts and marketing activities in providing wholesalers and retailers with above average category profits through the use of packaging with greater shelf impact, consumer preferred pre-priced packaging, creative promotional support, efficient distribution, electronic data interchange and a high level of customer service. The Company has maintained its 1998 strategy of providing the best "everyday low price" strategy on its "FITTI(R)" and "CUDDLES(R)" brands, offering the consumer "the best product for the price" all the time. The Company provides consumers with quality products at affordable price, unique product features and consistent value. The Company has grown its business with a concentrated effort against the primary diaper selling class of trade: grocery with key retail partners such as Shoprite, A&P, Pathmark, Fleming, Harris Teeter and Super Value. However, excellent distribution and sales gains have been made in other non-grocery outlets such as Ames Department Stores and Meijer stores. The Company continues to benefit from its "firsts" to market, bringing more consumer value, new product ideas and unique retailer profit opportunities to the disposable baby products segment. Among these "firsts" are disposable youth pants under the "FITTI(R)" DRI-NITE JUNIOR name, new Super Toddler (XXL) size diapers under private brands and the innovative "SUPER FAN-NIES(R)" logo diapers, that have targeted the loyalty of collegiate sports fans and alumni. More exciting disposable baby product innovations are under development for 2000 and beyond.

     The Company launched its disposable adult incontinence products in 1996. "CERTAINTY(R)" is the brand name under which the Company markets its adult incontinence products. However, the Company recognizes that private brands represent more than 30% of the category sales with steady growth at retail and it is this sector of adult incontinence where the greatest retail sales opportunity exists. The Company will continue to target this private brand segment with a range of superior products in terms of product features and performance. The Company's strategy is to provide products to the marketplace that are superior to other available products and that are also more affordable than the lesser quality advertised brands. In addition, the Company has new products under development to strengthen their future position in the marketplace. The Company's adult incontinence sales have nearly doubled in the past three years with retail partners including Walgreens, SAMS Club and Rite-Aid. The drug store trade still represents the majority of adult incontinence retail sales with a 46% share of the total $550 million category. Growth potential for the entire category remains extremely high as the population continues to age, people who are incontinent become more open to treatment solutions and better products are developed.

     Institutional Volume and Activity.   The institutional providers supply
adult incontinence products to medical care facilities, nursing homes, extended care facilities and home health care outlets. It is worth noting that the institutional market still represents more than 60% of the total adult incontinence volume in North America or more than $700 million in sales. The adult category represents an area of significant sales and distribution growth for the Company, and significant gains had been captured in 1999 with the volume growing to more than 26% of the Company's total sales. The Company enjoys an excellent working relationship with one of North America's premier institutional suppliers of medical related products: Medline Industries, Inc.

     Private Label. This segment of the Company's business is the major area of potential growth. The Company continues to strengthen its existing private label partnerships with major retailers like Walgreens, Pathmark, A&P, Uniprix Drug, McLane (a division of Wal-Mart), Topco etc. and by adding new products in both areas of disposable baby diapers and adult incontinence products. The Company will continue to target other major retailers to establish new profitable private label partnerships in all of its product categories. The Company recognizes that the private label segment remains somewhat more insulated than that of the typical "value" brands from the aggressive price/promotional strategies of the advertised brands, due to the protective/defensive posture that major retailers tend to take when it comes to protecting their corporate brand franchise. The Company is one of the few manufacturers capable of supplying a full range of quality disposable baby diapers and adult incontinence products and has a proven track record of quality products, category expertise and customer service.

b.   Australia

i.   Products

     In Australia, the Company manufactures and markets disposable baby diapers under four core proprietary brand names and a number of retail chain private label brands. The Company's proprietary diaper brands accounted for 82% of its Australian diaper sales in 1999. Two of these proprietary brands are targeted at the grocery and variety sectors, while the other two are exclusively to the pharmacy sector. The two brands targeting the grocery and variety sectors are "BABY LOVE(R)", which is a value priced, premium quality feature driven ultra diaper, while "LULLABY(R)" is an economy price driven basic feature ultra diaper. The two "pharmacy only" brands are "COSIES(R)" and "COSIFITS(R)", which has a similar marketing strategy to "BABY LOVE(R)" and "LULLABY(R)". In addition to its four core proprietary brands, the Company continues to hold a leading position in the private label sector producing corporate brands for a number of major grocery and variety sector retailers. The Company also distributes the "VLESI(R)" and "MERIT(R)" range of adult incontinence products into the Australian market, primarily targeting the nursing home sector. This product range continued to show very strong growth in 1999.

ii.  Sales and Marketing

     The Australian combined grocery and pharmacy retail market for disposable baby diapers has grown from approximately $65 million in 1988, when the Company first entered the market, to approximately $211 million for the twelve months ended December 1999(1). The variety sector market data is not commercially available but is estimated to be an additional $45 million. The total unit sales value in the combined grocery and pharmacy sectors increased by 5.7%, from $199 million in 1998 to $211 million in 1999 with both sectors showing growth. The Company now estimates that market utilization for disposable baby diapers is approximately 75-80%, which is below the level of other industrialized Western countries at over 85%. Branded products comprise approximately 89% of the Australian market, with the remaining 11% made up of private label products.
The Company is currently the second largest manufacturer in Australia, with approximately 22% unit volume share of the disposable baby diaper market as measured by AC Nielsen for the combined grocery and pharmacy sectors. A major U.S.A. multi-national manufacturer is the market leader with approximately 66% of the same market sectors.

    The Company markets and distributes its proprietary branded products in Australia using exclusive independent brokers. Sales of private label brands are managed either on a direct basis with a retail customer, or through their selected "in-house broker" representative. For the "VLESI(R)" range of adult incontinence products, the Company utilizes a direct sales force to sell to customers and manage the distribution of the products through selected independent distributors.

    Branded Products. The Company's branded products, "BABY LOVE(R)" and "LULLABY(R)" are targeted at the grocery and variety sectors. These two retail sectors accounted for an estimated 85% of all disposable baby diaper sales in Australia in 1999. These two sectors are highly concentrated, with over 80% of the sales volumes controlled by major retailers and wholesalers, being Woolworths, Coles Myer, Franklins and Australian Amalgamated Wholesalers. The Company utilizes marketing strategies focused on strong retail profit margins for the retailers, combined with good product performance, unique product

(1)  Source :  AZTEC and AC Nielsen, January 2000.

features and "value" retail price points for the consumer. These strategies also include state and national promotions targeting consumer trial while focusing on "below the line" promotional support for the retailers.

     The Company's branded products, "COSIFITS(R)" and "COSIES(R)" are targeted exclusively at the pharmacy sector. In 1999, the pharmacy sector accounted for estimated 15% of all disposable baby diaper sales in Australia. This sector is highly fragmented and consists of a large number of small and independent pharmacies that have restricted retail space, offer a limited selection of diaper brands and do not have their own private label diaper programs. The Company has successfully pursued a strategy of encouraging these independent pharmacies to carry these two proprietary brands as "pharmacy only brands", which are supported by national advertising and promotion, and provide margins which are comparable to those typically offered by private label programs. The Company sells to all of the existing major wholesalers of pharmaceutical products in Australia. These wholesalers include Sigma Company Ltd., F.H. Faulding Wholesale, Australian Pharmaceutical Industries and Soul Pattinson. Each of the wholesalers also operate and manage specific marketing groups ("banner groups") which regularly promotes the Company's products. The major national marketing groups include Amcal, Guardian, ChemMart, ChemWorld, Health Sense, among others.

     Private Label. Private label product is sold primarily in the grocery and variety sectors. In the grocery sector private label accounted for 12% of the total sales for disposable baby diapers in 1999(2). The Company has a 35% share of the total private label market in the grocery sector(3). Private label market data is not available for the variety sector, however the Company is recognized as a major supplier of private label product in this sector. The Company has private label programs with a number of major retail chains, including Target, Fossey's, Coles Supermarkets, Bi-Lo, Franklins, as well as other retailers. The Company has maintained and developed its leading market position within the private label sector by building close working partnerships with its retail chain customers. Its strategy is to proactively offer new product features with improved performance, while maintaining competitive pricing and high levels of customer service.

     Adult Incontinence Products. Approximately 80% of the total sales for adult incontinence products in Australia are concentrated in the institutional sector of the category, while the retail sector for these products has been slow to develop. This institutional sector is comprised primarily of nursing homes, adult care hostels and hospitals. The Company has employed a team of state territory sales managers and selected distributors who target the institutional sector of this market. The Company intends to expand its range of products and to achieve distribution in all sectors of this growing market.

c.   Asia

i.   Products

     The Company manufactures disposable baby diapers primarily under its own brands in Asia. The Company's brands are "FITTI(R)" and "PET PET(R)", which accounted for approximately 76% of the Company's net sales in Asia. The Company also manufactures economy brands, such as "BABY

(2) & (3)  Source :  AZTEC and AC Nielsen, January 2000

LOVE(R)" and "COSIFITS(R)", and private labels on a selective basis. Both "FITTI(R)" and "PET PET enjoy substantial market share, are well supported by advertising and promotional activities, and are priced strategically lower than the major U.S. national brands and the Japanese brands sold in Asia. The Company's economy brands are basic products targeted to compete straightly on price and value with local brands.

     The Company manufactures and distributes adult incontinence products under its own brands "DISPO 123(TM)" and "HANDY(TM)". The Company also manufactures adult incontinence products in private labels. The "DISPO 123(TM)" product is an ultra anatomic diaper, featuring multi-strand leg elastics, frontal tape closure system and stand-up leg gathers, "HANDY(TM)" has similar features as "DISPO 123(TM)" except for the stand-up leg gathers.

ii.  Sales and Marketing

     The Company continues to command strong market positions in both the mature markets of Hong Kong and Singapore. The Company enjoys first-mover advantages in most of the markets in the Asian region and has established invaluable brand image and strong positions for the Company's products. The Company continues to focus on expansion of sales in the PRC, Thailand, Malaysia and Indonesia by capitalizing on the increasing usage of disposable baby diapers that are well supported by strategic pricing and wisely designed advertising and promotional activities. The Company also sells its products in India and, to a lesser extent, Brunei, Vietnam and Japan.

     The volume of disposable baby diaper usage varies significantly in different markets, depending to a large extent on the level of per capita disposable incomes. The disposable baby diaper usage is relatively high in Hong Kong and Singapore. Although these two mature markets contracted since the aftermath of the Asian financial turmoil, the Company has been able to pursue strategies to maintain its market share in these markets. The disposable baby diaper usage is relatively low in other Asian countries, but the Company believes that the usage will increase as income levels in these countries continue to increase.

     In Asia, the Company has identified Malaysia, the PRC, Thailand and Indonesia as the markets that will expand rapidly in the next decade. The Company's strategy is to offer a variety of premium branded products targeted to compete with major U.S. and Japanese brands and economy brands to compete in the fastest growing segment of the markets. The Company also ensure flexibility in product features, packaging and marketing functions to satisfy the ever-changing needs and trends of the different markets in Asia.

     In Hong Kong, the Company has its own sales force. Its products are sold in all major pharmacy outlets and department stores which account for 65% of all disposable baby diaper sales, while the remaining 35% are sold in major retail supermarket and hypermarket chains such as Wellcome, Park'N Shop, Carrefour and China Resources Company. Over 90% of the sales in Hong Kong are branded sales. The Company continues to build up the "FITTI(R)" and "PET PET(R)" brands image by strong advertising programs, which not only impact sales in the local market but also in the Pearl River Delta area of Guangdong province in the PRC.

     In Singapore, the Company has employed its own sales team to market and distribute its products.

The disposable baby diaper market in Singapore is relatively small and mature and has contracted due to low birth rates and weak economy. Almost all the Company's sales in Singapore are branded sales in major retail chains, department stores and hypermarkets.

     In 1999, the Company established a manufacturing facility in Selangor, Malaysia as part of the Company's localization strategy. The Company's products are distributed nationwide by its own sales forces directly to the major chain stores such as Tops, Store and Ocean, Giant, Carrefour as well as to the other secondary chain stores, independent supermarkets and to lower-end retail outlets.

     In the PRC, another fast growing market that the Company has identified, the Company's leading brands are distributed in hypermarkets, supermarkets, department stores and independent retail stores in most of the provinces, such as Guangdong, Fujian and major cities, such as Guangzhou, Shenzhen, Shanghai and Beijing. To cope with the rapid development of foreign invested hypermarkets in the PRC, the Company cultivates good relationships with the major players like Carrefour, Wal-mart, Price-Mart and etc. and the Company's products are listed and sold in these hypermarkets. The Company continues to expand distribution of its products to other major cities along the coastline and other affluent provinces in the PRC, such as Fujian and Zhejiang. The Company established a sales operation in Beijing to directly service the Beijing and Tianjin markets and to expand sales and distribution to the northern markets such as Shandong and Liaoning provinces. The Company plans to set up other sales operations in strategically selected cities that will enhance the sales and distribution to the local markets and other markets at the nearby vicinity. The Company's sales expansion in the PRC is well supported by strategic pricing and tailor made advertising and promotion program. The Company estimates that the current usage of disposable baby diapers in the PRC is around 5% and will grow in accordance with the anticipated rapid economic growth of the country.

     In Thailand, although the usage of disposable baby diapers is relatively low, the disposable baby diaper market has been growing rapidly in the past few years. The Company's major brands in the market are "FITTI(R)", "PET PET(R)" and "BABY LOVE(R)". The Company's sales have been increasing with the growth of the market and as a result of expanding the Company's distribution networks throughout the country. Over 70% of the Company's sales in Thailand were in the Bangkok metropolitan area, with the rest of the sales coming from the suburban provinces. The Company's products are distributed to supermarkets and department stores by its own nationwide sales force. The Company has been able to capitalize on the market growth and sustains a market share of about 14% in 1999. The Company also manufactures private label products for a supermarket chain. The Company's adult incontinence products are distributed to hospitals, supermarkets and department stores. The Company estimates that its share of the Thailand adult incontinence market is approximately 22% in 1999. The Company is also expanding its sales of adult incontinence products in other Asian markets.

     The Company's brands "FITTI(R)" and "PET PET(R)" are the leading brands in
the Indonesian market.   With the established joint venture manufacturing
facility near Jakarta, the Company is able to reduce its product costs as a result of import duty exemption on raw materials and minimizing the adverse effect of currency fluctuation. The Company's products are sold in all major hypermarkets and supermarket chains and its major competitors in the market are imported U.S. major brands.

     The Company presently is not keen to export its products to Japan, Taiwan and Korea because current non-tariff barriers and complex distribution arrangements make entry into these markets difficult for foreign products.

     In the countries that have high rate of import duties on its products and high risk of currency fluctuation, the Company believes that it is more efficient and economical to service its markets by the domestic manufacturing facility. The Company presently has manufacturing facilities in Hong Kong, Thailand, the PRC, Indonesia and Malaysia.

d.   Europe

i.   Products

     The Company manufactures and markets branded and private label disposable baby diapers in the United Kingdom, and manufactures branded and private label adult incontinence products in Switzerland. The Company's brands currently in production are "FITTI(R)", "COSIFITS(R)", "CARES(R)" and "VLESI(R)". "FITTI(R)" is a value brand baby diaper with full features such as leg gathers, wetness indicator, printed backsheet, extra-dry sub-layer and mechanical fasteners. "COSIFITS(R)" and "CARES(R)" are economy brands featuring frontal tape and extra-dry sub-layer. "VLESI(R)" adult incontinence brand comprises a product range of adult incontinence briefs, anatomic pads and underpads for the institutional hospital and nursing home markets.

ii.  Sales and Marketing

     The U.K. retail disposable baby diaper market in 1999 was approximately $847 million. Approximately 90%(1) of the market were branded products and the rest were made up of various private label brands of retailers supplied by European diaper manufacturers.

    The Company focused on selling its branded products to regional retails and wholesalers by offering a value-oriented product with good profit margins and a high level of service. The Company also produces own label for certain U.K. grocery chains.

     The Company's operation in eastern part of Switzerland is in the canton of St. Gallen. It manufactures and distributes the "VLESI(R)" brand of adult incontinence products to institutions such as hospitals and nursing homes. The Company estimates that its share in the Swiss adult incontinence market is approximately 30% and is ranked second in the market. The operation is actively expanding into other European markets through the appointment of sales distributors, direct sales teams and nursing advisors. During the year, it introduced new and product improvements to its existing range.

     The Company also has a presence in the Benelux with a sales and distribution company near Brussels and serves institutional customers in this region.

3.   Competition

     The disposable baby diaper industry is dominated world-wide by the brands of two major U.S. manufacturers : The Procter & Gamble Company ("P&G") and Kimberly-Clark Corporation ("KC").

(1)  FSA Survey U.K.

The market position of these manufacturers, relative to the Company, varies from one geographic area to another, but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence and gain substantial market share in any of their marketing areas. Despite the disparity in relative strength, however, the Company has been able to secure its position in the face of very strong competition from the industry leaders by remaining innovative, flexible and financially responsible.

a.   North America

     The North American disposable baby diaper market remains dominated by the brands of the two major U.S. manufacturers: P&G and KC. Their combined market share of the disposable baby diaper market is 79%; including the disposable training pant, youth pant and swim pant segments. Total category unit sales are declining at a rate of about 8%, with volume continuing to shift from the grocery and drug classes of trade to the mass merchandisers. Consumers continue to move to larger packs for a lower price and more savings. In 1999, these two major manufacturers continued their strategy of driving their business with aggressive retail pricing, rather than competing solely on the basis of consumer-driven marketing programs and product innovations. An increasing number of major retailers remain concerned with the negative impact that the advertised brand's strategy has had on their own private label sales and margins, and some continue to take corrective actions to protect their own brands. Again in 1999, all of the moves made by the advertised national brands have resulted in lower retail prices and the narrowing of retail price spreads between the advertised brands and private label offerings. Manufacturers and retailers alike are waiting anxiously to see how long this price strategy can be maintained in the face of rapidly rising raw material costs. The Company has positioned itself well to compete even its conditions remain the same.

     The continued moves by the major manufacturers to keep retail prices depressed, promote aggressively and keep the retailers satisfied with minimal margins in favor of sales volume, have put serious sales and margin pressure on smaller brand and private label manufacturers. In response to this competitive activity, the Company has reallocated its promotional spending and has maintained a strategy in line with "everyday low price", targeted trade promotions, enhanced product features and tightened cost controls. This strategy on its core "FITTI(R)" and "CUDDLES(R)" brands has allowed the Company to protect its share in critical markets, expand its private label base of business, successfully launch the innovative "SUPER FAN-NIES(R)" brand and weather the competitive storm that has persisted throughout 1999. With this competitive strategy, the Company was able to protect margin contributions while growing top line business in 1999.

     In the adult incontinence arena, the Company is in an excellent competitive position, having the capability to provide key retailers, institutions and consumers with product technology that is superior to what other manufacturers can currently provide. There is an added advantage that comes from the demand for better products in order to meet the performance and comfort requirements of incontinent consumers. Due to the strong growth of private label incontinence products in 1999, the major advertised brand, "DEPEND(R)" (KC) implemented an aggressive strategy of offering reduced costs for retailers who reduced their retails. As a result, "DEPEND(R)" retails dropped roughly 11% across North America. This has put added competitive pressure on smaller branded and private label manufacturers to maintain their margins and grow their business. The Company is again well positioned to weather this competitive situation because they have concentrated on building a business based upon superior products and tight cost controls. In spite of the tough competitive climate, overall margins in the adult segment remain better than in the baby segment.

b.   Australia

     The major competition faced by the Company in Australia is from Kimberly-Clark Australia ("KCA"). KCA dominates the disposable baby diaper market in Australia, with a 1999 estimated market unit volume share of 66% as measured by AC Nielsen for the combined grocery and pharmacy sectors. The Company believes it is able to compete successfully in Australia with its strategies of targeting different brands to different retail sectors, its ability to provide attractive retail profit margins for its customers and its ability to offer consumers competitive quality products with unique features at value retail price points. It also benefits from the desire of its retail customers for an alternative supplier to KCA for national brand diapers, as well as quality domestic supplier for their private label brands.

c.   Asia

     The Company's main competition in Asia comes from the brands of the two major U.S. manufacturers, and several manufacturers from Japan and Taiwan. The Company believes that it has been able to maintain a significant share of the Asian market due to its longer presence and well established brands in that region and the logistical advantage which results from the strategic location of its manufacturing operations.

d.   Europe

     In the United Kingdom, the disposable baby diaper market continues to be dominated by P&G, which has a market share approximately 60% and KC which has approximately 30%. Both companies continued to heavily promoting and discounting their brands in the U.K. market. Due to such consistent promotion activities, the private label brands have been reduced to a level of about 10% market share. The Company believes that, by pursuing a flexible brand strategy of supplying both branded and private label in disposable baby diapers, it will be able to maintain its share and volume in the U.K. market. In these competitive environment, the cost increase of the product due to increase of pulp prices could not be passed on.

     The adult incontinence market in Europe is shared among several European as well as U.S. manufacturers. The leading manufacturer in Europe is SCA Molnlycke and Paul Hartmann which hold the largest market share in many major markets.
The largest market segment for adult incontinence is still with institutions, such as hospitals and nursing homes. Price competition in all markets are increasingly severe leading to overall unit price reduction in certain market/product segments, in spite of the increasing cost of raw materials during the year. The Company has extended its market coverage into Germany and the U.K. via its own sales and service personnel. The Company sees its growth coming from developing of innovative features in its adult incontinence product ranges as well as making inroads into its current markets.

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

     The Company has licenses to use certain patented technology relating to certain features of the disposable diapers it manufactures, including multi-strand leg elastics and the "Wetness Indicator" feature of the Company's products in the United States. In 1997, Procter & Gamble ("P&G") claimed that certain of the Company's diaper products infringe P&G patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G reached settlement of this claim in 1998. The Company has an existing license agreement from Kimberly-Clark concerning the sale of certain diaper products covered by Kimberly-Clark patents.

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

7.   Raw Materials

     The raw material components used in the manufacturing process are fluff wood pulp, super absorbent polymer, polyethylene backsheet, polypropylene non-woven liner, adhesive closure tape, hotmelt adhesive, elastic, aloe vera and tissue.

     The main raw material is fluff wood pulp, which is purchased from several suppliers in the United States, Scandinavia and New Zealand. The source from which the fluff wood pulp is shipped to the Company's manufacturing facilities is dependent on price, quality and availability. The cost of fluff wood pulp increased significantly in 1995, softened in 1996, stabilized thereafter, increased in 1999 and the Company believes it may increase further in 2000. Other raw materials are purchased from various sources, also depending on price, quality and availability. The Company maintains good and long-term relationships with its raw materials suppliers. The Company's Chief Purchasing Officer oversees the purchasing and sourcing policies of each of the Company's manufacturing facilities and is responsible for new material developments and keeping track of all world-wide producers of raw materials. He also negotiates and determines the purchase of the Company's major raw materials with the Company's key raw material suppliers.

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

10.  Employees

     The Company has a total of approximately 1,214 full time employees at its manufacturing facilities. The Company considers its relationships with its employees to be good in all of its plants, and none of the Company's plants has ever experienced any material work stoppage.

     The Company believes that all of its manufacturing facilities are in compliance with applicable occupational, health and safety legislation.

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

Item 2.   Description of Property.

     The Company operates ten manufacturing facilities, with plants located in the United States at Duluth, Georgia (near Atlanta) and at Oconto Falls, Wisconsin; in Hong Kong; in Melbourne, Australia; at Chesterfield, U.K.; at Goldach, Switzerland; at Zhongshan, Guangdong, PRC; at Bangkok, Thailand; at Jawa Barat, Indonesia and at Selangor, Malaysia.

     The Company utilizes an aggregate of approximately 1,177,784 square feet of space in its manufacturing operations. The Company believes that its plant and facilities are adequate for its present operations, but it will require expanded facilities if past growth trends in the Company's business continue. The following table summarizes the physical properties that are used by the Company in its manufacturing and distribution operations:

                                                           Approximate                          Lease
                                                              Size             Owned/         Expiration
Location                                       Use         (Sq. Feet)          Leased            Date
--------                                       ---         ------------        -------           ----
Melbourne, Australia                    Manufacturing        179,200            Owned          N/A
Jawa Barat, Indonesia                   Manufacturing        174,000            Owned          Sep. 2027
Wisconsin, WI                           Manufacturing        165,684            Owned          N/A
Duluth, GA                              Manufacturing        156,625            Owned          N/A
Goldach, Switzerland                    Manufacturing        150,275            Owned          N/A
Zhongshan, PRC                          Manufacturing        106,000            Leased         Oct. 2044
Hong Kong                               Manufacturing         70,895            Leased         Jun. 2001
Bangkok, Thailand                       Manufacturing         68,805            Owned          N/A
Chesterfield, U.K.                      Manufacturing         65,000            Leased         May 2008
Selangor, Malaysia                      Manufacturing         41,300            Leased         Jan. 2002
Bangkok, Thailand                       Office                15,216            Leased         Dec. 2000
Singapore                               Office                10,000            Leased         May 2001
London, U.K.                            Office                 3,500            Owned          N/A
Mechelen, Belgium                       Office                 3,400            Leased         Dec. 1999
Beijing, PRC                            Office                   868            Leased         Oct. 2002
Ringsheim, Germany                      Office                   344            Leased         N/A

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

     In 1997, Procter & Gamble ("P&G") claimed that certain of the Company's diaper products infringe P&G patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G reached settlement of this claim in 1998. The Company has an existing license agreement from Kimberly-Clark concerning the sale of certain diaper products covered by Kimberly-Clark patents.

     A claim has been made by Ms Rhonda Tracy, the owner of U.S. Patent 5,797,824 for disposable diapers with a padded waistband and legholes, that the Company has been manufacturing and/or selling diapers which infringe her patent. No lawsuit has been filed against the Company to date.

     Ms Tracy has filed a lawsuit against Jewel Food Stores, Inc., American Stores Company, WalMart Stores, Inc., Dominick's Finer Foods, Inc., Drypers Corp., Kimberly-Clark Corp., and Tyco International, Ltd. in the federal court in the Northern District of Illinois claiming infringement of this patent.

Item 4.   Control of Registrant.

     The Company is not owned or controlled by another corporation or by any foreign government. The following table sets forth information regarding beneficial ownership of the Ordinary Shares of the Company by each person who on December 31, 1998 is known by the Company to own 10% or more of the Company's outstanding Ordinary Shares and by all directors and officers as a group.

                                                                           Ordinary Shares
                                                                          Beneficially Owned
                                                                          ------------------
     Name of Beneficial Owner                                        Number              Percent
     ------------------------                                        ------              -------
     10% or more shareholders (Brandon Wang) ..................      3,321,680 (1)        49.77%
     Directors and officers as a Group (10 persons) ...........      4,411,846 (1)(2)     66.10%

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

     As of December 31, 1999, the total number of record holders was 39, of which 28, representing 41.28% of Ordinary Shares, were in the United States.

     Ordinary Share Price:

                                             1999                                1998
                                             ----                                ----
     Quarter                         High               Low              High               Low
     -------                         ----               ---              ----               ---
     First                         $ 3.5000           $2.7500           $8.5000           $5.2500
     Second                          9.0000            3.2500            9.5000            6.6250
     Third                          10.6250            7.0000            7.0000            2.8750
     Fourth                          9.0630            5.2500            3.7500            2.8125

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

     There are no limitations on the rights of non-residents or foreign holders imposed by foreign law or by the charter of the Company other than those limitations described herein in Item 14, Description of Securities.

Item 7.   Taxation.

     The following discussion is a summary of certain anticipated U.S. federal income tax and BVI tax consequences of ownership of Ordinary Shares. The discussion does not address with all possible tax consequences relating to ownership of Ordinary Shares and does not purport to describe the tax consequences applicable to all categories of owners, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S. and non-BVI) tax laws. Accordingly, each shareholder should consult its own tax advisor regarding the particular tax consequences to it of its ownership of the Ordinary Shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

A.   United States Federal Income Taxation

     The following discussion only addresses the U.S. federal income taxation of a U.S. person (e.g., an individual who is a citizen or resident of the U.S., a U.S. corporation, an estate subject to U.S. tax on all of its income regardless of source, and a trust if a court within the U.S. may exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control substantial decisions of the trust.) (a "U.S. Investor") owning Ordinary Shares. In addition, the following discussion does not address the tax consequences to a person who owns (or will own) directly, indirectly or constructively, 10% or more of the Ordinary Shares (a "10% Shareholder"). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to ownership of the Ordinary Shares.

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

     The Company does not believe that it should, in the current year or any prior year, be classified as a PFIC. Under Section 1296(c) of the Code for purposes of determining PFIC status, a foreign corporation is deemed to hold its proportionate share of the assets and to receive directly its proportionate share of the income of its subsidiaries in which it owns 25 percent or more of the stock (determined by value). The Company, through its more than 25 percent owned subsidiaries, is engaged in substantial manufacturing activities and holds few assets (and receives little income) which would be classified as passive assets or would be classified as passive income under the applicable authorities.

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

     Actual backup withholding may be avoided by the holder of an Ordinary Share if such holder (i) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of Ordinary Shares who are not U.S. persons ("non-U.S. holders") are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption. In the case of Ordinary Shares held by a foreign partnership, this certification requirement would generally be applied to the partners of such partnerships pursuant to certain regulations which will generally become effective after 2000.

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

B.   British Virgin Islands Taxation

     Under the laws of the British Virgin Islands ("BVI") as currently in effect, a holder of Ordinary Shares who is not a resident of the British Virgin Islands is exempt from BVI income tax on gains realized during that year on sale or disposal of such shares; the British Virgin Islands does not impose a withholding tax on dividends paid by the Company.

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

Item 8.   Selected Consolidated Financial Data.

     The information required by Item 8 is contained in page 14 of the Annual Report to Shareholders, and is incorporated herein by reference.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The information required by Item 9 is contained in pages 7 to 13 of the Annual Report to Shareholders, and is incorporated herein by reference.

Item 9A.  Quantitative and Qualitative Disclosure about Market Risk.

A.   Exchange Rate Information

     The Consolidated Financial Statements of the Company are prepared in U.S. dollars. The financial statements of foreign subsidiaries are translated into U.S. dollar in accordance with Statement of Financial Accounting Standards No. 52.

     The Australian dollar, Swiss Franc, Pound Sterling, Deutsche Mark, Belgian Franc, Singapore dollar, Thai Baht and Indonesian Rupiah are convertible into U.S. dollars at freely floating rates. The Hong Kong dollar and Malaysian Ringgit are tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. There are currently no restrictions on the flow of such currencies, except Renminbi, Thai Baht and Malaysian Ringgit, between such countries and the United States.

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

     The Company's financial performance was adversely affected by the Asian currency turmoil in 1998. The devaluation of Thai Baht continued in 1998 and dropped by 7.0% in the first quarter of 1998 against the fourth quarter of 1997. Together with the political instability in Indonesia, the Indonesian Rupiah dropped substantially by 85.7% in the second quarter of 1998 compared with exchange rate of corresponding period in 1997. Other Asian currencies like the Singapore dollar and Malaysian Ringgit also devalued in 1998 and later on in the fourth quarter of 1998, the Malaysian Ringgit pegged with U.S. dollar. Due to the volatility of the Asian currencies, the Company is unable to hedge against the risk of currency fluctuation.

     The exchange rates in the Asian countries stablized in 1999 and some Asian currencies such as Thai Baht and Indonesian Rupiah strengthened in 1999 compared with 1998. The Company anticipates that the economies of the Asian countries are recovering which will strengthen the Company's foundation for market expansion in the region. The Company is unable to predict whether the trends noted above would have a material effect in its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

B.   Exchange Rate Fluctuation

                                               1999                                         1998
                                               ----                                         ----
                                High           Low          Average          High           Low          Average
                                ----           ---          -------          ----           ---          -------
First quarter
-------------
Australian dollar                 1.60           1.58           1.59           1.50           1.48           1.49
Malaysian Ringgit                 3.79           3.79           3.79           4.54           3.64           3.96
Singapore dollar                  1.73           1.68           1.71           1.75           1.60           1.66
Thai Baht                        37.47          36.76          37.16          54.07          38.64          45.14
Indonesian Rupiah             8,610.00       8,609.22       8,609.74      12,913.33       8,605.00      10,142.22
Swiss Franc                       1.48           1.41           1.44           1.52           1.45           1.48
Pound Sterling                    0.62           0.61           0.62           0.61           0.60           0.60
Belgian Franc                    37.45          35.25          36.37              -              -              -
Deutsche Mark                        -              -              -              -              -              -

Second quarter
--------------
Australian dollar                 1.53           1.51           1.52           1.64           1.53           1.59
Malaysian Ringgit                 3.79           3.79           3.79           4.19           3.74           3.93
Singapore dollar                  1.72           1.69           1.70           1.71           1.58           1.66
Thai Baht                        37.09          36.63          36.89          42.39          38.63          40.36
Indonesian Rupiah             8,616.67       7,052.73       8,093.80      15,499.00       7,746.00      11,438.48
Swiss Franc                       1.54           1.51           1.52           1.52           1.47           1.49
Pound Sterling                    0.64           0.62           0.63           0.61           0.60           0.60
Belgian Franc                    38.93          37.81          38.41              -              -              -
Deutsche Mark                     1.89           1.87           1.88              -              -              -

Third quarter
-------------
Australian dollar                 1.58           1.51           1.54           1.75           1.63           1.69
Malaysian Ringgit                 3.79           3.79           3.79           4.18           3.78           4.03
Singapore dollar                  1.71           1.68           1.69           1.77           1.69           1.72
Thai Baht                        41.48          36.91          38.85          41.70          39.04          40.48
Indonesian Rupiah             8,631.44       7,056.18       7,817.48      12,913.33      11,067.86      11,683.73
Swiss Franc                       1.52           1.48           1.51           1.49           1.38           1.43

Pound Sterling                    0.63           0.61           0.62           0.61           0.59           0.60
Belgian Franc                    38.27          37.51          37.96              -              -              -
Deutsche Mark                     1.86           1.82           1.84              -              -              -

Fourth quarter
--------------
Australian dollar                 1.57           1.54           1.55           1.63           1.57           1.60
Malaysian Ringgit                 3.79           3.79           3.79           3.79           3.78           3.79
Singapore dollar                  1.67           1.66           1.66           1.65           1.62           1.64
Thai Baht                        38.66          37.37          38.23          36.67          36.01          36.44
Indonesian Rupiah             7,066.18       7,063.91       7,064.97       7,748.00       7,743.00       7,746.33
Swiss Franc                       1.59           1.52           1.56           1.41           1.34           1.38
Pound Sterling                    0.62           0.61           0.62           0.60           0.60           0.60
Belgian Franc                    39.82          38.41          39.28              -              -              -
Deutsche Mark                     1.93           1.85           1.90              -              -              -

Item 10.  Directors and Officers of Registrant.

     The directors and executive officers of the Company are:

Name                         Year of Birth            Present Position
----                         -------------            ----------------
Brandon Wang                    1946                  Director, Chairman of the Board and President
Philip Leung                    1948                  Director and Vice President
Johnny Tsui                     1941                  Director, Vice President and Secretary
Patrick Tsang                   1946                  Director and Vice President
Terence Leung                   1951                  Director, Vice President and Treasurer
Peter Chang                     1946                  Director and Vice President
Owen Price                      1926                  Director
Anil Thadani                    1946                  Director

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

     During 1998, the Company's Audit Committee consisted of Anil Thadani and Owen Price. The principal functions of the Audit Committee are (i) to recommend the independent auditors to be employed by the Company; (ii) to consult with the independent auditors with regard to the plan of audit; (iii) to review, in consultation with the independent auditors, their audit report or proposed audit report; and (iv) to consult with the independent auditors with regard to the adequacy of the Company's internal accounting controls.

     Brandon Wang founded the Company in Hong Kong in 1973 and has been a director and the

Company's Chairman and Chief Executive Officer since that time. Mr. Wang is a graduate of St. Francis Xavier's College in Kowloon, Hong Kong.

     Philip Leung helped Brandon Wang establish the Company in 1973 and has served as a director and Vice President of the Company since that time. He is currently also the Company's Chief Purchasing Officer and oversees and implements the global purchasing and product development of the Company. Mr. Leung holds a diploma of Management Studies from Hong Kong Polytechnic University and a M.B.A. degree from the University of East Asia, Macau.

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

     Anil Thadani advises the Company on financial matters, corporate strategy and development, and was a director of the Company from 1989 until April 1995, when he resigned as a result of his interest in the going private transaction. He was re-elected to the Board in September 1995. Mr. Thadani is the Chairman of Schroder Capital Partners (Asia) Limited, a direct investment company, which he founded in

July 1992 in joint venture with the Schroders Group of the United Kingdom. Prior to this, he was the Managing Director and a founding partner of Arral & Partners Limited, a private investment company based in Hong Kong. He is also a director of Programmed Maintenance Services Pty. Ltd., ODS System-Pro Holdings Ltd., Equatorial Reinsurance (Singapore) Ltd. and Scandia (Asia) Ltd. Mr. Thadani has a Master's Degree in Chemical Engineering from the University of Wisconsin, Madison, and a M.B.A. from the University of California at Berkeley.

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

     George Jackson was appointed to the post of Chief Executive of the Australian operations in mid 1997. Mr. Jackson joined the Company in 1987 and prior to his transfer to Australia, he was the National Sales Manager with the Company's U.S.A. operations. Prior to joining the Company, he held various management positions in accounting and manufacturing with Weyerhaeuser Company. He holds a B.A. degree in Business Administration - Accounting (1977) from the University of Washington, Seattle, WA.

Item 11.  Compensation of Directors and Officers.

     In 1999 the aggregate remuneration paid by the Company and its subsidiaries to all directors and officers of the Company as a group (10 persons) for services in all capacities was approximately $5,242,583.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.

    Not applicable.

Item 13.  Interest of Management in Certain Transactions.

     The following table sets forth the aggregate amount of loans made by the Company to Brandon Wang, the founder, principal shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary since January 1, 1996 :

                                            Loan balance                                         Balance
                                            at beginning         Loans            Loans           at end
                                               of year          extended          repaid          of year
                                            -----------------------------------------------------------------
                                                                 (dollars in thousands)
     Year ended December 31, 1999              $ 3,472           $1,879            $ 2,540         $2,811
     Year ended December 31, 1998              $   607           $3,372            $   507         $3,472
     Year ended December 31, 1997              $15,644           $6,129            $21,166         $  607

     In 1999, 1998 and 1997 the Company advanced $1.8 million, $3.4 million and $6.1 million, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes bearing interest at a rate equal to 1.5% over the London Inter-Bank Offered Rate (LIBOR) or such other rate that the Board of Directors and the borrower shall agree in writing. The rate of interest was reviewed quarterly and adjusted, if necessary. The promissory notes were collateralized by the pledge of shares of the Company held by Brandon Wang. The fair market value of the shares pledged was required to be at least 125% of the amount due under the notes. During 1999, 1998 and 1997, Brandon Wang and a trust controlled by him repaid $2.5 million, $0.5 million and $21.2 million, respectively, to the Company. Interest of $0.2 million, $0.1 million and $1.0 million was charged on these advances in 1999, 1998 and 1997, respectively. The balance at December 31, 1999 was $2.8 million.

     In 1997, a U.S. subsidiary of the Company extended a guarantee to a bank as part of a $15 million term loan provided by the bank to Brandon Wang. The loan agreement required the U.S. subsidiary to maintain minimum cash balances of $6 million as collateral with the bank. Brandon Wang has pledged 2,217,100 shares in the Company to the lender as security for the loan. Commencing January 1, 1998, this loan was repayable by quarterly instalments of $375,000 followed by a balloon payment of $10,875,000 on August 1, 2000. In 1999 and 1998, Brandon Wang repaid $4 million and $1.5 million, respectively. At December 31, 1999 and 1998, the outstanding balance was $8.4 million and $13.5 million, respectively.

     In January 2000, the Company's U.S. subsidiary borrowed amounts under a term loan facility which was used to repay the balance of the loan payable by Brandon Wang to the bank, amounting to $5.3 million. This amount has been aggregated with the receivable from Brandon Wang which amounted to $2.8 million at December 31, 1999. The resulting note payable by Brandon Wang is repayable on demand and carries the same interest terms as those of the existing promissory notes. Brandon Wang is required to provide collateral of shares of the Company held by him, such amount to be not less than 125% of the amount due under the notes. At December 31, 1999, the Company has classified the balance owed by Brandon Wang as a reduction from shareholders' equity as it is undeterminable when the increased note payable arising in January 2000 from the repayment of the bank loan to Brandon Wang will be repaid.

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

     The Company did not pay any dividend in 1999.

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

     Certain actions may be taken by a resolution of the directors. Such actions include an amendment of the Company's Memorandum and Articles of Association, an increase or reduction in the Company's authorized capital, and a change in the Company's name.

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

Q.   Transfer Agent and Registrar

     Chase Mellon Shareholder Services serves as the Transfer Agent and Registrar for the Ordinary Shares.

Item 15.  Defaults upon Senior Securities.

     On December 16, 1996, a U.S. subsidiary entered into a $15 million Term Promissory Note ("Term Note"). In accordance with the terms and conditions of the Term Note, the subsidiary is subject to mandatory prepayments on April 1, 1998 and 1999 by an amount equal to 50% of excess cash flow, as defined, for the preceding fiscal year. The Term Note requires the maintenance of specific covenants including financial ratios. For the year ended December 31, 1998, the subsidiary failed to meet several covenants including their net income, tangible net worth and fixed charge ratio covenants. A waiver has been obtained from the third-party financial institution.

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

Item 19.  Financial Statements and Schedules and Exhibits.

A.   Financial Statements

     The following financial statements are contained in the Annual Report to Shareholders at the pages referred to below, which pages are incorporated herein by reference :

                                                                                                   Page
                                                                                                   ----
     Management Report.......................................................................       15
     Independent Auditors' Report............................................................       16
     Consolidated Statements of Operations for the three years ended December 31, 1999 ......       17
     Consolidated Balance Sheets as of December 31, 1999 and 1998 ...........................      18-19
     Consolidated Statements of Cash Flows for the three years ended December 31, 1999 ......      20-21
     Consolidated Statements of Shareholders' Equity for the three years
       ended December 31, 1999 ..............................................................       22
     Notes to Consolidated Financial Statements .............................................      23-33

B.   Exhibit Index

Exhibit
Number         Description
-------        -----------

 3.1 Sub-Tenancy Agreement of Unit C and Unit D on 15th Floor and 16th Floor and 17th Floor of Watson Centre, Hong Kong, made on June 30, 1999, between A.S. Watson & Co., Limited as Landlord and Disposable Soft Goods Limited as Tenant.

 11            Computation of Net Income Per Ordinary Share.

C.   Financial Statement Schedules

     Schedule 1 - Condensed Financial Information

                                                                                                   Page
                                                                                                   ----

     Unconsolidated Statements of Operations for the three years
          ended December 31, 1999............................................................      S-1
     Unconsolidated Balance Sheets as of December 31, 1999 and 1998 .........................      S-2
     Unconsolidated Statements of Cash Flows for the three years
          ended December 31, 1999............................................................      S-3
     Note to Schedule 1......................................................................      S-4

     No other financial statement schedules are provided because the information is not required or is contained in the Notes to Consolidated Financial Statements in pages 23 to 33 of the Annual Report to Shareholders.

                                  SIGNATURES

     Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on June 19, 2000.

                                            DSG INTERNATIONAL LIMITED



                                            By   /s/ TERENCE Y.F. LEUNG
                                                 -------------------------------
                                                   Terence Y.F. Leung
                                                   Vice President and Treasurer

                         INDEPENDENT AUDITORS' REPORT



To the Shareholders and the Board of Directors of DSG International Limited



     We have audited the financial statements of DSG International Limited as of December 31, 1999 and 1998, and for each of the three years ended December 31, 1999, and have issued our report thereon dated March 17, 2000, such financial statements and report are included in your 1999 Annual Report to the Shareholders and are incorporated herein by reference. Our audits also included the financial statement schedule of DSG International Limited, listed in Item
19. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.
In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



Deloitte Touche Tohmatsu
Hong Kong


March 17, 2000

ABOUT THE COMPANY


DSG International Limited is a global company specialized in manufacturing and distribution of disposable baby diapers, adult incontinence and training pants products. The Company has ten manufacturing plants established in Hong Kong, the United States, Australia, England, Switzerland, China, Thailand, Indonesia and Malaysia. The Company's products are marketed and distributed throughout Asia, Australia, North America and Europe. Its principal brand names are "FITTI(R)", "PET PET(R)", "COSIES(R)", "COSIFITS(R)", "BABY LOVE(R)", "BABYJOY(R)", "LULLABY(R)", "CARES(R)", "CUDDLES(R)", "SUPER FAN-NIES(R)", "DISPO 123(TM)", "HANDY(TM)", "VLESI(R)", "CERTAINTY(R)" and "MERIT(R)". These brands are synonymous with high quality and superior value, characteristics that the Company is dedicated to maintaining.


FINANCIAL HIGHLIGHTS

                                                                    Year Ended December 31,
                                                    1995         1996         1997         1998         1999
                                              -----------------------------------------------------------------
(In US$ million except per share amounts)

Net sales                                            $245.9       $236.1       $230.9       $207.9       $205.8
Net income                                           $  4.7       $  9.2       $  1.0       $  1.6       $  4.4
Shareholders' equity                                 $ 83.7       $ 74.6       $ 64.8       $ 68.0       $ 70.3
Earnings per share                                   $ 0.58       $ 1.18       $ 0.15       $ 0.24       $ 0.66

CONTENTS


THE DSG MANAGEMENT TEAM                                         2
Executive and Non-Executive Directors of DSG

TO OUR SHAREHOLDERS                                             3
Report on the highlights of 1999 and the outlook for 2000
by Brandon Wang, Chairman

OPERATIONS                                                      4
Report of DSG's operations world-wide in 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS                             7

SELECTED CONSOLIDATED FINANCIAL DATA                           14

MANAGEMENT REPORT                                              15
by Terence Leung, Chief Financial Officer

INDEPENDENT AUDITORS' REPORT                                   16
by Deloitte Touche Tohmatsu, Hong Kong

CONSOLIDATED STATEMENTS OF OPERATIONS                          17

CONSOLIDATED BALANCE SHEETS                                    18

CONSOLIDATED STATEMENTS OF CASH FLOWS                          20

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                     23

SHAREHOLDER INFORMATION                                        34

DSG COMPANIES                                                  35
DSG Corporate addresses world-wide

THE DSG MANAGEMENT TEAM


DSG EXECUTIVE DIRECTORS                                 DSG OFFICERS

Brandon S L Wang                                        Benedict Wang
Chairman and Chief Executive Officer                    Corporate Affairs Officer

Philip K C Leung                                        S L Wang
Chief Purchasing Officer                                Group Technical Officer

Johnny S L Tsui                                         George Jackson
Chief Operating Officer of Asia Pacific and             Chief Executive of Australia
  Company Secretary

Patrick K Y Tsang
Chief Operating Officer of Europe

Terence Y F Leung
Chief Financial Officer

Peter Chang
Chief Operating Officer of North America

DSG NON-EXECUTIVE DIRECTORS

Anil Thadani
Chairman of Schroder Capital Partners (Asia)
  Limited, Hong Kong

Owen Price
Formerly Managing Director of Dairy Farm
  International Holdings, Hong Kong
  (retired in 1993)

TO OUR SHAREHOLDERS


The Year 1999 has been a year of excellent progress for the Company; the result fully reflects all the strategic steps taken in 1998 to accommodate the recovery of the Asian countries. With the stability of most currencies, we have enjoyed steady volume growth in the region. All of our manufacturing facilities have been fully engaged and we expect this situation to persist into Year 2000. We continue to expand the distribution of adult incontinence product in the region and we are very encouraged by the response of most markets.

In Australia, we continue to improve our manufacturing efficiency and gain new customers in all areas. We are satisfied with the effort to improve our marketing position in the adult incontinence business.

In Europe, the baby diaper market is still extremely difficult due to an unabated price war between major brands. After the reorganization of manufacturing facilities in Europe, adult incontinence production remains the core of our European operations.

Our adult incontinence business in North America has enjoyed healthy growth in 1999; this is due to new product innovations and actions taken to strengthen our relationship with key customers. Our baby diaper sales in this region is steady and continuous measures are being made to improve our manufacturing efficiency.

With the speedy recovery of the Asian economy, we are confidently entering the millennium with new targets for both of our marketing and manufacturing activities, even though the sign of price adjustment of raw materials is a concern.



Brandon Wang
Chairman

OPERATIONS


DSG International Limited, established in Hong Kong in 1973, is one of the world leading companies specialized in manufacturing disposable baby diapers, adult incontinence and training pants products in this industry. The Company now operates ten manufacturing facilities in North America, Australia, Asia and Europe with extensive distribution activities around the world.

The principal raw materials for the Company's disposable products are fluff wood pulp and super absorbent polymer. Other raw materials include polyethylene backsheets, polypropylene non-woven liners, adhesive tapes, hot melt adhesive, elastic, aloe vera and tissue.

There are different marketing and distribution strategies for each geographic segment of the Company, however, the Company's fundamental strategies are:

 . Producing high quality and value-added products for consumers. . Providing healthy profit margins to distributors and retailers. . Manufacturing in a highly flexible and efficient way.
 .  Responding intelligently to change in the marketplace.


NORTH AMERICA

During the year, the Company continued its effort to strengthen the consolidation of the North American operation. The programs, systems and other measures put in place to improve the productivity and efficiency have been on track with steady increase of performance results. Due to the particularly strong economy in this region, the Company faced with severe manpower shortages anywhere from general labor to management and professional staff. The Company has taken steps to minimize the impact; nevertheless, it does not appear that the labor force shortage problem will improve soon.

The net sales for the year 1999 were $93.5 million compared with $89.9 million in 1998. The increase in sales was attributable to the expansion of both baby diapers and adult incontinence products. Operating income improved from $1.2 million in 1998 to $5.0 million in 1999. This significant increase of the operating income was primarily from improvement in the efficiency of operations.

During the year, the Company expanded its disposable baby diaper product line with the addition of the CUDDLES(R) brand Jumbo Packs and the innovative SUPER FAN-NIES(R) brand. The CUDDLES(R) brand is designed to effectively address the value segment of the category driven by price. The SUPER FAN-NIES(R) brand represents the first-ever baby diaper product targeted at the collegiate sports fans. The product incorporates the actual university logos printed on the diaper cover. These expansion have added to the Company's sales and improved the Company's baby diaper profitability.

The Company's adult incontinence sales continued to increase. The adult incontinence sales were 17% and 26% of the Company's sales in 1998 and 1999 respectively. The Company focused its adult incontinence business both in the institutional and retail sectors, with growth coming in both. The Company's strategy is to provide a superior range of products specifically designed to offer superior product features and performance better suited to meet the needs of the users.

In line with the Company's global fundamental marketing strategies, the Company's North American operations provide its customers high quality products and superior service with satisfactory profit margin.

The Company's principal brand names in North America are FITTI(R), CUDDLES(R) and SUPER FAN-NIES(R) for disposable baby diapers and CERTAINTY(R) for adult incontinence.

AUSTRALIA

The Company's net sales and operating income in 1999 were $42.7 million and $4.8 million, representing an increase of 5.4% and a decrease of 2.5% respectively compared with 1998. Net sales increased due to new growth in the pharmacy class of trade, expansion of private label distribution and continued market share gains in adult incontinence sales. Operating profits declined slightly due to market pressure for increased advertising and promotional spending and the addition of enhanced product features without an increase in selling price. Currency exchange rates against the U.S. dollar had no material impact on results during 1999.

The Company remains as the second largest manufacturer of disposable baby diapers in Australia. The Company's major brands in Australia, BABY LOVE(R) and LULLABY(R), continue to penetrate the grocery and variety sector, while COSIFITS(R) and COSIES(R) are maintaining a strong presence in the independent pharmacy sector. In addition, the Company is also a leading supplier of private label diapers for major grocery and variety retailers. The Company's reliable service, high quality products and competitive prices have resulted in increasing its significant position in the private label sector.

The Company also distributes the VLESI(R) range of adult incontinence products into the Australian market. These items continued to show substantial growth during 1999 since their launch in mid-1996.


ASIA

The Company's net sales in Asian regions increased by 3.4% to $45.7 million in 1999 compared with $44.2 million in 1998. The promising results were attributable to the recovering economy and implementation of "go local and go direct" strategy in the region. During the year, the Company commenced its manufacturing operation in Malaysia and established its sales and distribution force in the Company's key markets. The Company recorded strong growth in the markets in Malaysia, Thailand and PRC, and strong sales recovery in the Indonesian markets. The Company's sales in Hong Kong and Singapore markets continued to face the problems of market shrinkage and intense price competition. The conversion to the use of disposable baby diaper in the region is growing, the Company has been able to capture the growth by introducing a number of economy brands to the newly converted consumers and stepping up of advertising and promotion expenditure.

The Company's major brands for disposable baby diaper are FITTI(R), PET PET(R), COSIFITS(R), BABY LOVE(R) and BABYJOY(R). The Company produces and distributes adult incontinence products in Asia under the brands named DISPO 123(TM) and HANDY(TM).

The Company provides consumers with a different range of products with price differentiation to maintain its competitiveness against other local brands. The Company also has flexibility in tailoring packaging, brand and product differentiation and advertising and promotional activities to cope with different demands in various markets in the region. Although competition and pricing pressure have become more intense in the region, the Company believes that there is great potential for sales growth with projected population growth and favorable conversion rate. As a pioneer in the region, the Company has an advantage in entering and expanding these markets by encouraging disposable diaper usage and establishing its brands at an early stage through strategic advertising and promotional activities.


EUROPE

The Company's net sales in Europe were $24.0 million in 1999 compared with $33.3 million in 1998. The top line reduction reflected the sale of the Swiss diaper and napkin business during 1999. The Company's remaining Swiss operation was focused on adult incontinence products, whereas, the Company's U.K. operation continued with branded and private label disposable baby diapers. Operating loss for the year 1999 was $1.7 million compared with an operating loss of $2.9 million in 1998.

The Company's brands in Europe for baby diapers are FITTI(R), COSIFITS(R) and CARES(R), and its major brand for adult incontinence products is VLESI(R).

The Company's adult incontinence continued to be active in the European markets in addition to maintaining the Swiss market share. Product improvements and introductions continued during the year.

The Company believes that its baby branding strategy provides opportunities to maintain its presence in the United Kingdom although it will be difficult to penetrate the market share of Procter & Gamble and Kimberly-

Clark. The Company believes that its focus on expanding its market in the adult incontinence business by raising awareness of the VLESI(R) brand and to offer quality products and services will create further opportunities for growth in the European markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and related Notes which appear elsewhere in this Annual Report.

General

The Company's revenues are primarily derived from the manufacture and sale of disposable baby diapers, adult incontinence and training pants products in North America, Australia, Asia and Europe, both under its own brands and private label brands of major retailers.

The Company is not taxed in the British Virgin Islands where it is incorporated. The Company's subsidiaries are subject to taxation in the jurisdictions in which they operate.

The Consolidated Financial Statements of the Company are prepared in U.S. dollars, and the majority of its revenues are received and expenses are disbursed in U.S. dollars. Because certain of the Company's subsidiaries account for their transactions in currencies other than U.S. dollars, the Consolidated Balance Sheets contain foreign currency translation adjustments and the Consolidated Statements of Operations contain realized exchange gains and losses due to exchange rate fluctuations.

Industry Trends

The Company believes that the most significant industry trends are

 .  fluff wood pulp cost and other raw materials cost increased in 1999 and this is expected to continue in 2000;
 . increasing demand for ultra thin aloe vera and cloth-like breathable backsheet products, which the Company is meeting through modifications to its machinery;
 . the domination of industry leaders in most of the markets putting pressure on retailers' margins, which the Company is finding difficult to respond to by providing retailers with higher profit margins in the current highly competitive market conditions.

The Company is unable to predict whether the other trends noted above would have a material effect on its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

Forward Looking Statements

The Company expects that the economy in the Asian region is recovering which will strengthen the Company's foundation for market expansion in the region. The cost of raw materials, primarily fluff wood pulp cost will increase in a faster pace than in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)


From time to time, the Company may make certain statements that contain "forward looking" information (as defined in the Private Securities Litigation Reform Act of 1995). Words such as "anticipate", "estimate", "project", "expect", "believe" and similar expressions are intended to identify such forward looking statements. Forward looking statements may be made by management orally or in writing, including, but not limited to, in press releases, as part of this Management's Discussion and Analysis of Financial Condition and Results of Operations and as part of other sections of this Annual Report on Form 20-F and the Company's other filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Such forward looking statements are subject to certain risks, uncertainties and assumptions, including without limitation to those identified below. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results of current and future operations may vary materially from those anticipated, estimated or projected. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of their respective dates.

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

Results of Operations

1.  Overall

    The following table sets forth the percentage of net sales represented by the specified components of income and expense for the years ended December 31, 1999, 1998 and 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)


                                                                               Year Ended December 31,
                                                                          1999           1998           1997
                                                                   --------------------------------------------

Net sales                                                                   100.0%         100.0%         100.0%
Cost of sales                                                                67.1           71.3           66.7

Gross profit                                                                 32.9           28.7           33.3
Selling, general and administrative expenses                                (29.8)         (26.6)         (31.1)
Gain (loss) on disposals of property, plant and equipment                     0.5              -           (0.1)
Restructuring costs                                                             -           (0.4)          (0.6)

Operating income                                                              3.6            1.7            1.5
Interest expense                                                             (1.1)          (1.2)          (1.2)
Interest income                                                               0.4            0.4            0.6
Exchange loss                                                                (0.5)          (0.1)          (0.3)
Other income                                                                  0.3            0.1              -

Income before income taxes                                                    2.7            0.9            0.6
Provision for income taxes                                                   (0.5)          (0.1)          (0.2)
Minority interest                                                            (0.1)             -              -

Net income                                                                    2.1%           0.8%           0.4%

2.  Comparison of 1999, 1998 and 1997

    The Company's net sales in 1999 were $205.8 million compared with $207.9 million in 1998. The Company's net sales actually grew in all regions except Europe where the sales impacted by the sale of the Swiss diaper and napkin business during the year. The Company's adult incontinence business had a double-digit growth in 1999.

    Gross profit as a percentage of net sales in 1999 was higher than 1998 by 4.2% due to the improvement of production efficiency in all regional segments and the implementation of "go local and go direct" strategy in the Asian operations. Selling, general and administrative expenses as a percentage of net sales increased to 29.8% in 1999 compared with 26.6% in 1998, primarily due to higher expenditure on advertising and promotion activities and additional administrative expenses in the newly commenced operations in the Asian region and a $2.0 million increase in executive compensation in 1999. In 1999, the Company sold its property in Singapore and machinery and equipment in one of its plants in Switzerland resulting in a gain of $0.9 million.

   Net sales for the year 1998 decreased by 10.0% from $230.9 million in 1997 to $207.9 million. The sales drop was primarily due to the Every Day Low Price ("EDLP") pricing strategy in the North American region and the currency devaluation of Australian dollar and certain Asian currencies against the U.S. dollar in the respective regions. The Company's overall sales volume decreased marginally in 1998 over 1997, however, there was promising growth in adult incontinence business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)


   Gross profit as a percentage of net sales declined to 28.7% in 1998 from 33.3% in 1997 because of the new pricing strategy in the North American region as well as the increased cost of imported raw materials in certain operations in the Asian region due to currency devaluation against the U.S. dollar. Selling, general and administrative expenses as a percentage of net sales decreased to 26.6% in 1998 compared to 31.2% in 1997, primarily due to lower advertising and promotion expenses. The Company provided a write-down of $0.9 million for certain surplus equipment in 1998. The restructuring cost of $1.4 million in 1997 represented a one-time charge for the closure of several manufacturing operations in the North American and the Asian regions and a write-down of certain surplus equipment used in its European operations. The Company's interest expense in 1998 decreased to $2.5 million from $2.8 million in 1997 due to reduction in borrowings. The decrease in interest income to $0.8 million in 1998 from $1.5 million in 1997 was attributable to reduced average bank balances and the repayment of the loan receivable from a shareholder.

Geographic Segment Information

    As the results of the Company's operations differ significantly from one market to another, the following discussion considers the Company's results in each of the geographic regions in which it operates. The tables below set forth the Company's net sales and operating income in each geographic region in 1999, 1998 and 1997, and the percentage change over the preceding period:

1.  North America

                                                  Year Ended December 31,                  Increase/(Decrease)
                                              1999        1998         1997          1999         1998         1997
                                         -----------------------------------------------------------------------------
                                                  (Dollars in thousands)
Net sales                                     $93,479     $89,911      $91,098          4.0%       (1.3)%        (1.6)%
Operating income (loss)                         5,001       1,155         (548)       333.0           -             -

Comparison of 1999, 1998 and 1997.

    The Company's net sales in North America increased by 4.0% to $93.5 million in 1999 from $89.9 million in 1998. The net sales growth was primarily from the adult incontinence business. Gross profit margin improved by 3.1% from 26.4% in 1998 to 29.5% in 1999. This increase of gross margin was attributed to the improvement of operation efficiency subsequent to the consolidation of the operations in 1998. Selling, general and administrative expenses in 1999 declined by 1.0% from 1998 primarily due to lower promotional expenditures and effective cost saving measures. Operating income for 1999 significantly improved to $5.0 million from $1.2 million in 1998.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)


    The Company's net sales in North America decreased by 1.3% to $89.9 million in 1998 from $91.1 million in 1997. The sales actually grew by $3.6 million in 1998 but were adversely impacted by the price variance due to the change of pricing strategy to EDLP. The growth in sales was derived primarily from the adult incontinence business. Gross profit margin decreased by 5.8% from 32.2% in 1997 to 26.4% in 1998 as a result of EDLP strategy and lower productivity in the earlier part of 1998. In addition to the shift of coupon promotion to EDLP, other advertising and promotion expenditures were significantly decreased in 1998. Selling and administrative expenses in 1998 were lower than that of 1997, primarily due to a one-time charge for settlement of a patent infringement claim and the cost of closing operations in California and Canada in 1997. On the other hand, there was a write-down of $0.9 million for certain surplus equipment in 1998. Operating income recovered from a loss of $0.5 million in 1997 to a profit of $1.2 million in 1998.

2.  Australia

                                                 Year Ended December 31,                  Increase/(Decrease)
                                              1999        1998         1997         1999         1998         1997
                                         ----------------------------------------------------------------------------
                                                  (Dollars in thousands)

Net sales                                     $42,676     $40,487      $47,172         5.4%      (14.2)%        (1.0)%
Operating income                                4,823       4,946        5,925        (2.5)      (16.5)         13.9

Comparison of 1999, 1998 and 1997.

    The Company's net sales in Australia in 1999 were $42.7 million compared with $40.5 million in 1998, a growth of $2.2 million. Gross profit margin increased by 0.6% from 38.6% in 1998 to 39.2% in 1999. Operating income decreased by 2.5% to $4.8 million compared with $4.9 million in 1998 due to higher advertising and promotional expenditure resulting from increased competition. The general and administrative expenses remained materially unchanged compared to 1998.

    The Company's net sales in Australia in 1998 were $40.5 million compared with $47.2 million in 1997. The sales actually grew by $1.4 million, but were significantly impacted by adverse currency fluctuations against the U.S. dollar during 1998. Gross profit margin also decreased by 1.9% from 40.4% in 1997 to 38.5% in 1998 due to the costs associated with enhanced product features and the currency exchange rate. The Company was able to reduce its selling, general and administrative expenses by 1.9% in 1998 compared with 1997. This improvement was the result of lower freight and labor costs. Operating income decreased by 16.5% to $4.9 million compared with $5.9 million in 1997, due to the currency exchange rate. Operating income as expressed in Australian dollars showed a slight improvement of 0.2% in 1998 compared with 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

3.  Asia

                                                 Year Ended December 31,                  Increase/(Decrease)
                                              1999        1998         1997         1999         1998         1997
                                         ----------------------------------------------------------------------------
                                                  (Dollars in thousands)

Net sales                                     $45,715     $44,208      $56,955         3.4%      (22.4)%        (5.6)%
Operating income                                3,839       2,842        6,199        35.1       (54.2)         (9.2)


Comparison of 1999, 1998 and 1997.

    The Company's net sales in Asia increased by 3.4% to $45.7 million in 1999 from $44.2 million in 1998. The Company captured the growth of the markets in the developing countries in the region and at the same time encountered intense competition on price and promotional activities. Although the economy in the region recovered rapidly, consumers became more price conscious than ever and prices were reduced on certain branded products and several economy brands were introduced to meet the increasing demand. Gross profit increased by $2.5 million to $18.7 million in 1999 compared with $16.2 million in 1998, mainly due to higher profit margins from direct selling and distribution and reduced costs by local manufacturing. Selling, general and administrative expenses increased in 1999 due to the higher promotion expenditure and the additional administrative expenses in the newly commenced operations in Indonesia and Malaysia. As a result, operating income, including a gain of $0.7 million on the sale of the Company's property in Singapore, increased to $3.8 million in 1999 from $2.8 million in 1998.

    The Company's net sales in Asia were down by 22.4% to $44.2 million in 1998 from $56.9 million in 1997. The decline in sales was due to adverse fluctuation of certain currencies in the region against the U.S. dollar and the decline in sales volume in the Indonesian and Hong Kong markets. The Hong Kong market contracted due to lower birth rates and the Indonesian market was hit badly by both the financial turmoil and political instability. Gross profit in 1998 dropped by $7.0 million from $23.2 million to $16.2 million primarily due to lower sales volume and increased cost of imported raw materials as a result of adverse currency fluctuations. Selling, general and administrative expenses fell by $3.7 million from $16.9 million in 1997 to $13.2 million in 1998 while operating income dropped by $3.4 million from $6.2 million in 1997 to $2.8 million in 1998.

4.  Europe

                                                   Year Ended December 31,                   Increase/(Decrease)
                                               1999         1998         1997          1999         1998         1997
                                         -------------------------------------------------------------------------------
                                                   (Dollars in thousands)

Net sales                                     $23,972      $33,319       $35,705       (28.1)%       (6.7)%          0.8%
Operating loss                                 (1,667)      (2,903)       (2,583)      (42.6)        12.4              -

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)


Comparison of 1999, 1998 and 1997.

    The Company's net sales in Europe were $24.0 million in 1999 against $33.3 million in 1998, representing a 28.1% decrease. The Company's diaper sales volume in the United Kingdom was relatively stable, but operating profit was not satisfactory. The Company's Swiss sales in adult incontinence products in 1999 showed moderate increase and operating profit improved over the previous year. Combined with the effect of sale of the Company's Swiss operation in baby diaper and feminine napkin products, these resulted in a reduced operating loss from $2.9 million to $1.8 million.

    The Company's net sales in Europe were $33.3 million in 1998 against $35.7 million in 1997, representing a 6.7% decrease. The Company's sales in the United Kingdom improved significantly as a result of gaining private label business in the disposable baby diaper market. However, the Company lost a major customer in the baby diaper category in the Swiss operation. Therefore, the operating loss for the year 1998 increased to $2.9 million compared to $2.6 million in 1997.

Liquidity and Capital Resources

For the year ended December 31, 1999, the Company had cash and cash equivalents of $14.4 million. Net cash provided by operating activities was $11.8 million, including depreciation and amortization of $9.7 million and the gain on disposals of property, plant and equipment of $1.0 million. The net working capital requirement in 1999 was $1.5 million. The Company has utilized $9.0 million short-term bank credit lines out of total credit facilities of $18.4 million as of December 31, 1999. The weighted average interest rate on borrowings at the year ended 1999 was 8.53%. Additional information on bank credit facilities is set out in Note 9 of Notes to Consolidated Financial Statements.

Net cash provided by investing activities was $4.8 million. The Company invested $6.1 million in capital expenditure for additions and modifications to machinery and equipment for the Company's various operations. The $4.2 million proceeds from disposals of property derived primarily from the sale of the Company's property in Singapore and sale of the Company's baby diaper and feminine products operation in Switzerland.

The Company repaid $10.7 million of its bank debt during the year 1999, and the Company's restricted bank deposit of $6.0 million was realized and applied in repayment of bank debt.

During the year, the Company advanced $1.9 million to and received repayment of $2.5 million from its principal shareholder, Mr. Brandon Wang and a trust of which he is a beneficiary, under a loan and security agreement, details of which are provided in Note 5 of Notes to Consolidated Financial Statements.

The Company did not repurchase any shares or pay a dividend during 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)


Year 2000

The operation of the Company's business is dependent in part on its computer software programs and operating systems (collectively as "Programs and Systems"). These Programs and Systems are used in several key areas of the Company's business, including materials purchasing, inventory management, pricing, sales, shipping and financial reporting, as well as in various administrative functions. The Company has completed its Programs and Systems to identify potential Year 2000 compliance problems. The Year 2000 compliance issues exist because many computer systems and applications currently use two digit date fields to designate a year. Therefore, date sensitive systems may recognize the Year 2000 as the Year 1900 or not at all. This inability to recognize or properly treat the Year 2000 may cause the Programs and Systems to process critical financial and operational information incorrectly. It is anticipated that replacement of some of the Company's Programs and Systems will be necessary to make such Programs and Systems Year 2000 compliant. The Company has also communicated with suppliers, financial institutions and others to coordinate Year 2000 conversions. The lack of readiness on the part of suppliers, financial institutions and others could expose the Company to the potential for loss, impairment of business process and activities. Following the changeover to the Year 2000, the Company has no material Year 2000 incidents to report.

For a number of years, the Company has been modifying systems to be Year 2000 compliant when making other enhancements. In 1999, costs incurred on Year 2000 modifications was approximately $0.2 million (1998: $1.0 million). All modification costs are charged as expenses except for capital equipment purchases. Cost relating to major systems changes that are not directly related to the Year 2000 but which address some Year 2000 issues are not included in these costs.

SELECTED CONSOLIDATED FINANCIAL DATA


                                                                            Year Ended December 31,
Statement of Operations Data                                 1999        1998        1997        1996        1995
                                                        -----------------------------------------------------------
(in thousands except per share amounts)

Net sales                                                  $205,842    $207,925    $230,930    $236,050    $245,881
Cost of sales                                               138,120     147,997     153,929     155,647     177,315

Gross profit                                                 67,722      59,928      77,001      80,403      68,566
Selling, general and administrative expenses                (61,321)    (55,318)    (71,912)    (64,435)    (59,559)
Gain (loss) on disposals of property, plant and               1,034          42        (122)         15          51
 equipment
Restructuring costs                                               -        (897)     (1,389)          -           -

Operating income                                              7,435       3,755       3,578      15,983       9,058
Interest expense                                             (2,208)     (2,511)     (2,833)     (2,267)     (1,759)
Interest income                                                 792         790       1,451       1,900       1,666
Exchange (loss) gain                                           (997)       (311)       (610)       (176)      1,053
Non-recurring charge                                              -           -           -           -      (1,968)
Other income (expense)                                          522         155        (169)        (89)       (318)

Income before income taxes                                    5,544       1,878       1,417      15,351       7,732
Provision for income taxes                                     (987)       (253)       (443)     (6,185)     (3,267)
Minority interest                                              (122)         (3)          -           -         222

Net income                                                 $  4,435    $  1,622    $    974    $  9,166    $  4,687


Basic earnings per share:
  Net income                                               $   0.66    $   0.24    $   0.15    $   1.18    $   0.58
  Weighted average number of shares outstanding               6,675       6,675       6,675       7,747       8,109

The Company has not declared any dividend during the above periods.

                                                                               December 31,
Balance Sheet Data                                           1999       1998       1997       1996       1995
                                                           --------   --------   --------   --------   --------

Working capital                                            $ 36,000   $ 30,091   $ 30,823   $ 31,714   $ 19,577
Total assets                                                121,847    133,909    130,273    141,910    154,393
Long-term debt                                               11,894     20,957     21,281     21,587     16,470
Shareholders' equity                                         70,302     68,013     64,778     74,639     83,706

MANAGEMENT REPORT


To the Shareholders of DSG International Limited

    The financial statements of the Company published in this report were prepared by the Company's management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with United States generally accepted accounting principles, applying certain estimates and judgments as required. The financial information elsewhere in this report is consistent with the financial statements.

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

    The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and representatives from management to evaluate the adequacy and effectiveness of the audit functions, control systems and quality of our financial accounting and reporting.



Terence Leung
Chief Financial Officer

March 17, 2000

INDEPENDENT AUDITORS' REPORT


To the Shareholders and the Board of Directors of DSG International Limited

    We have audited the accompanying consolidated balance sheets of DSG International Limited and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such financial statements present fairly, in all material respects, the financial position of DSG International Limited and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu


Deloitte Touche Tohmatsu
Hong Kong

March 17, 2000

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share amounts)


                                                                           Year Ended December 31,
                                                                  1999              1998              1997
                                                          -----------------------------------------------------

Net sales                                                          $205,842          $207,925          $230,930
Cost of sales                                                       138,120           147,997           153,929

Gross profit                                                         67,722            59,928            77,001
Selling, general and administrative expenses                        (61,322)          (55,318)          (71,912)
Gain (loss) on disposals of property,
   plant and equipment (Note 3)                                       1,034                42              (122)
Restructuring costs (Note 4)                                              -              (897)           (1,389)

Operating income                                                      7,434             3,755             3,578
Interest expense                                                     (2,208)           (2,511)           (2,833)
Interest income                                                         792               790             1,451
Exchange loss                                                          (997)             (311)             (610)
Other income (expense), net                                             522               155              (169)

Income before income taxes                                            5,543             1,878             1,417
Provision for income taxes (Note 6)                                    (987)             (253)             (443)
Minority interest                                                      (121)               (3)                -

Net income                                                         $  4,435          $  1,622          $    974

Basic earnings per share                                           $   0.66          $   0.24          $   0.15

Weighted average number of shares outstanding                         6,675             6,675             6,675


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

                                                                          Year Ended December 31,
                                                                  1999             1998              1997
                                                          ----------------------------------------------------

Net income                                                           $4,435           $1,622          $    974
Other comprehensive income (expense)
   Foreign currency translation adjustments                             665            1,613           (10,785)

Comprehensive income (expense)                                       $5,100           $3,235          $ (9,811)


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands)


                                                                                       December 31,
                                                                                  1999               1998
                                                                              ------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                     $ 14,352           $  8,550
  Accounts receivable, less allowance for doubtful accounts
     of $724 in 1999 and $659 in 1998                                             29,318             31,684
  Receivable from shareholder (Note 5)                                                 -              3,472
  Other receivables                                                                2,799              2,403
  Inventories (Note 7)                                                            24,823             23,989
  Prepaid expenses and other current assets                                          858                955
  Income taxes receivable                                                            153                490
  Deferred income taxes                                                              265                 89

Total current assets                                                              72,568             71,632

Property and equipment - at cost:  (Note 8)
  Land                                                                             4,351              4,396
  Buildings                                                                       19,092             21,558
  Machinery and equipment                                                         80,554             85,607
  Furniture and fixtures                                                           2,919              2,879
  Motor vehicles                                                                   1,766              1,794
  Leasehold improvements                                                           1,909              1,687
  Construction in progress                                                           320                 40

  Total                                                                          110,911            117,961
  Less:  accumulated depreciation and amortization                                62,930             62,945

Net property and equipment                                                        47,981             55,016

Restricted cash (Note 5)                                                               -              6,000
Deferred income taxes                                                                651                292
Other assets                                                                         647                969

Total assets                                                                    $121,847           $133,909



See accompanying notes to consolidated financial statements.

(in thousands except per share amounts)


                                                                                        December 31,
                                                                                  1999               1998
                                                                               ------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings (Note 9)                                                $  9,040            $  9,292
  Current portion of long-term debt (Note 10)                                      2,509               4,086
  Accounts payable                                                                12,864              15,725
  Accrued advertising and promotion                                                2,992               3,004
  Accrued payroll and employee benefits                                            2,330               1,730
  Other accrued expenses                                                           4,121               5,978
  Income taxes payable (Note 6)                                                    2,461               1,467
  Deferred income taxes                                                              251                 259

Total current liabilities                                                         36,568              41,541

Long-term debt (Note 10)                                                          11,894              20,957
Deferred income taxes (Note 6)                                                     1,775               2,196

Total long-term liabilities                                                       13,669              23,153

Minority interest                                                                  1,308               1,202

Commitments and contingencies (Note 12)
Shareholders' equity:
  Ordinary shares, $0.01 par value - authorized 20,000,000 shares;
     issued and outstanding 6,674,606 shares in 1999 and 1998                         67                  67
  Additional paid-in capital                                                      18,301              18,301
  Retained earnings                                                               62,701              58,266
  Foreign currency translation adjustments                                        (7,956)             (8,621)
  Less:  Net receivable from shareholder (Note 5)                                 (2,811)                  -

Total Shareholders' equity                                                        70,302              68,013

Total liabilities and shareholders' equity                                      $121,847            $133,909

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


                                                                               Year Ended December 31,
                                                                      1999               1998              1997
                                                                 ------------------------------------------------
Cash flows from operating activities
Net income                                                         $  4,435           $  1,622           $   974
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                                    9,662             10,487            12,206
     Accelerated depreciation on assets written off                       -                897               503
     (Gain) loss on disposals of property                            (1,034)               (42)              122
     Deferred income taxes                                             (798)              (288)             (544)
     Minority interest                                                  121                  3                 -
     Other                                                              903                927             1,149
     Net change in working capital components                        (1,464)            (6,425)           (1,567)

Net cash provided by operating activities                            11,825              7,181            12,843

Cash flows from investing activities
Expenditures for property                                            (6,097)            (6,444)           (6,389)
Proceeds from disposals of property                                   4,237              1,207               377
Purchase of subsidiaries net of cash acquired                             -                  -            (4,366)
Proceeds from sale of investments, net of cash forfeited                  -                 (2)                -
Receipt of (investment in) restricted bank deposit                    6,000             (6,000)                -
Advances to a shareholder                                            (1,879)            (3,372)           (6,129)
Repayments by a shareholder                                           2,540                507            21,166
Increase in other assets                                                 (6)               (19)             (483)

Net cash provided by (used in) investing activities                   4,795            (14,123)            4,176

Cash flows from financing activities
(Decrease) increase in short-term borrowings                           (295)             1,180            (3,776)
Increase in long-term debt and other non-current debt                   148                  -             6,056
Repayment of long-term debt and other non-current debt              (10,582)            (4,596)           (8,314)
Payment of deferred purchase consideration                                -               (184)             (502)
(Repayment to) investment by minority shareholder                       (15)               465               734
Purchase of treasury shares                                               -                  -               (49)

Net cash used in financing activities                               (10,744)            (3,135)           (5,851)

Effect of exchange rate changes on cash and cash
  equivalents                                                           (74)                39            (1,185)

Increase (decrease) in cash and cash equivalents                      5,802            (10,038)            9,983
Cash and cash equivalents, beginning of year                          8,550             18,588             8,605

Cash and cash equivalents, end of year                             $ 14,352           $  8,550           $18,588

See accompanying notes to consolidated financial statements.

(in thousands)


                                                                              Year Ended December 31,
                                                                     1999              1998              1997
                                                                  ---------------------------------------------
Schedule of changes in working capital components
   net of effects from purchase of subsidiaries
Accounts receivable                                                $ 2,353           $(6,991)          $ 2,094
Other receivables                                                     (470)             (269)             (816)
Inventories                                                           (966)              644              (826)
Prepaid expenses and other current assets                              106               583               418
Accounts payable                                                    (2,493)              701             1,107
Accrued expenses                                                    (1,257)             (274)           (1,617)
Income taxes payable                                                 1,261              (819)           (1,927)

Net change in working capital components                           $(1,464)          $(6,425)          $(1,567)


Supplemental disclosures of cash flow information
Cash paid during the year for:
  Interest                                                         $ 2,208           $ 2,410           $ 3,267
  Income taxes                                                         403             1,901             2,855

Acquisition:
  Fair value of assets acquired                                    $     -           $     -           $15,052
  Goodwill                                                               -                 -               855
  Cash paid                                                              -                 -            (4,923)

Liabilities assumed                                                $     -           $     -           $10,984


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)


                                                                                        Foreign                      Net
                                                             Additional                 Currency     Treasury     Receivable
                                          Ordinary Shares      Paid-in     Retained   Translation     Shares         From
                                         Shares    Amount      Capital     Earnings   Adjustments     At Cost    Shareholder
                                                                                                                   (Note 5)
                                      ----------------------------------------------------------------------------------------

Balance at January 1, 1997                7,712      $ 77      $ 33,653     $55,670      $    551    $(15,312)       $     -

Net income                                    -         -             -         974             -           -              -
Purchase of treasury shares (Note 11)        (5)        -             -           -             -         (68)             -
Adjustment of repurchased shares              1         -             -           -             -          18              -
Cancellation of treasury shares          (1,034)      (10)      (15,352)          -             -      15,362              -
Translation adjustment for the year           -         -             -           -       (10,785)          -              -

Balance at December 31, 1997              6,674        67        18,301      56,644       (10,234)          -              -

Net income                                    -         -             -       1,622             -           -              -
Translation adjustment for the year           -         -             -           -         1,613           -              -

Balance at December 31, 1998              6,674        67        18,301      58,266        (8,621)          -              -

Net income                                    -         -             -       4,435             -           -              -
Translation adjustment for the year           -         -             -           -           665           -              -
Transfer of balance of net receivable
  from shareholder at December 31,
  1999                                        -         -             -           -             -           -         (2,811)

Balance at December 31, 1999              6,674      $ 67      $ 18,301     $62,701      $ (7,956)   $      -        $(2,811)

                                        Total
                                    Shareholders'
                                        Equity

                                  ---------------

Balance at January 1, 1997               $ 74,639

Net income                                    974
Purchase of treasury shares (Note 11)         (68)
Adjustment of repurchased shares               18
Cancellation of treasury shares                 -
Translation adjustment for the year       (10,785)

Balance at December 31, 1997               64,778

Net income                                  1,622
Translation adjustment for the year         1,613

Balance at December 31, 1998               68,013

Net income                                  4,435
Translation adjustment for the year           665
Transfer of balance of net receivable
  from shareholder at December 31,
  1999                                     (2,811)

Balance at December 31, 1999             $ 70,302

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)


1.  ORGANIZATION AND BASIS OF PRESENTATION

     DSG International Limited (the "Company") is incorporated in the British Virgin Islands. It operates through subsidiary companies located in North America, Australia, Asia and Europe which manufacture and distribute disposable baby diapers, adult incontinence and training pants products.

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

     Goodwill -- Goodwill is amortized on a straight-line basis over periods estimated to be benefited, generally over 5 years. At December 31, 1999 and 1998, goodwill amounted to $401 and $580 net of accumulated amortization of $507 and $328, respectively, and is included in other assets.

     Revenue recognition -- The Company recognizes revenue at the time shipments of product are made to customers.

     Income taxes -- Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

(dollars in thousands)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

     Foreign currency translation -- The Company uses the United States Dollar as its reporting currency. Assets and liabilities of foreign subsidiaries are translated at year end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating foreign currency financial statements are reported as a separate component of shareholders' equity. Gains or losses from foreign currency transactions are included in net income of the current period.

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

     New accounting standards adopted -- In 1998 the Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and comparative information for earlier years has been amended to conform to the presentation adopted.

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

(dollars in thousands)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

     New accounting standard not yet adopted - The Financial Accounting Standards Board has issued a new standard SFAS No. 133, "Derivative Instruments and Hedging Activities". This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management has not yet completed the analysis of the impact this would have on the financial statements of the Company.

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

3.  DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

   In 1999, the Company sold its property in Singapore and machinery and equipment in one of its plants in Switzerland for a total consideration of $3,318, resulting in a gain of $871.

4.  RESTRUCTURING COSTS

   In the fourth quarter of 1998, the Company wrote down the value of certain surplus equipment in its Wisconsin operation by $897 to the value received on its sale subsequent to the balance sheet date.

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

(dollars in thousands)


5.  RECEIVABLE FROM SHAREHOLDER

     In 1999, 1998 and 1997 the Company advanced $1,879, $3,372 and $6,129, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes bearing interest at a rate equal to 1.5% over the London Inter-Bank Offered Rate (LIBOR) or such other rate that the Board of Directors and the borrower shall agree in writing. The rate of interest was reviewed quarterly and adjusted, if necessary. The promissory notes were collateralized by the pledge of shares of the Company held by Brandon Wang. The fair market value of the shares pledged was required to be at least 125% of the amount due under the notes. During 1999, 1998 and 1997, Brandon Wang and a trust controlled by him repaid $2,540, $507 and $21,166, respectively, to the Company. Interest of $243, $92 and $1,000 was charged on these advances in 1999, 1998 and 1997, respectively. The balance at December 31, 1999 was $2,811.

     In 1997, a U.S. subsidiary of the Company extended a guarantee to a bank as part of a $15,000 term loan provided by the bank to Brandon Wang. The loan agreement required the U.S. subsidiary to maintain minimum cash balances of $6,000 as collateral with the bank. Brandon Wang has pledged 2,217,100 shares in the Company to the lender as security for the loan. Commencing January 1, 1998, this loan was repayable by quarterly instalments of $375 followed by a balloon payment of $10,875 on August 1, 2000. In 1999 and 1998, Brandon Wang repaid $4,000 and $1,500, respectively. At December 31, 1999 and 1998, the outstanding balance was $8,376 and $13,500, respectively.

   In January 2000, the Company's U.S. subsidiary borrowed amounts under a term loan facility which was used to repay the balance of the loan payable by Brandon Wang to the bank, amounting to $5,250. This amount has been aggregated with the receivable from Brandon Wang which amounted to $2,811 at December 31, 1999. The resulting note payable by Brandon Wang is repayable on demand and carries the same interest terms as those of the existing promissory notes. Brandon Wang is required to provide collateral of shares of the Company held by him, such amount to be not less than 125% of the amount due under the notes. At December 31, 1999, the Company has classified the balance owed by Brandon Wang as a reduction from shareholders' equity as it is undeterminable when the increased note payable arising in January 2000 from the repayment of the bank loan to Brandon Wang will be repaid.

6.  INCOME TAXES

     Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The Company is not taxed in the British Virgin Islands where it is incorporated.

(dollars in thousands)


6. INCOME TAXES - continued

   The components of income before income taxes are as follows:

                                                                                 Year Ended December 31,
                                                                       1999             1998              1997
                                                                ----------------------------------------------------
U.S.                                                                   $2,236          $(1,297)          $(3,928)
Foreign                                                                 3,308            3,175             5,345

                                                                       $5,544          $ 1,878           $ 1,417

   The provision for income taxes consists of the following:

                                                                               Year Ended December 31,
                                                                        1999               1998               1997
                                                                -------------------------------------------------------
Current
  U.S. Federal                                                        $   440             $ (412)            $    -
  U.S. State                                                                -                  -                  -
  Foreign                                                               2,404              1,378              1,040
Benefit of loss carrybackwards                                         (1,059)                 -                  -
Benefit of loss carryforwards                                               -               (425)                 -
Deferred taxes                                                           (798)              (288)              (597)

                                                                      $   987             $  253             $  443

   A reconciliation between the provision for income taxes computed by applying the United States Federal statutory tax rate to income before taxes and the actual provision for income taxes is as follows:

                                                                                Year Ended December 31,
                                                                         1999              1998              1997
                                                                 -----------------------------------------------------
Provision for income taxes at statutory rate on profit
  for the year                                                           35.0%             35.0%             35.0%
Lower tax rate applicable to foreign earnings                            14.8            (113.9)            (78.7)
Changes in valuation allowances                                         (32.5)             87.7              64.3
Withholding tax on interest and royalty income                            3.9              10.0              11.6
Tax exemption under tax holiday                                          (2.3)             (6.7)                -
Other                                                                    (1.1)              1.3              (0.9)

Effective rate                                                           17.8%             13.4%             31.3%

(dollars in thousands)


6.  INCOME TAXES - continued

          The Company's subsidiary incorporated in the People's Republic of China is entitled to a two-year exemption from state and local income taxes commencing from the first profitable year of operations, which was 1998, followed by a 50% reduction in tax rates for the next three years. Had this tax holiday not been available, income tax expense would have been higher by $138 and $141 and earnings per share would have been lower by $0.02 in 1999 and 1998, respectively.

          Certain subsidiaries have operating loss carryforwards for income tax purposes which may be applied to reduce future taxable income. The loss carryforwards are available on a country by country basis and are not available for use except in the country in which the loss occurred. At December 31, 1999 the tax loss carryforwards by country and their future expiration dates are as follows:

                                                                                      2005 -
                               Total      2001     2002    2003    2004     2005      2018   Indefinite
                           ----------------------------------------------------------------------------
United Kingdom                $ 95,780   $   -   $    -   $   -   $   -   $    -   $     -      $95,780
Germany                            138       -      138       -       -        -         -            -
Switzerland                      5,480     781    1,650     166     124    2,759         -            -
U.S.A.                          10,597       -        -       -       -        -    10,597            -
Belgium                            360       -        -       -       -        -         -          360

                              $112,355   $ 781   $1,788   $ 166   $ 124   $2,759   $10,597      $96,140

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

          Deferred income tax balances at December 31 are related to:

                                                                              At December 31,
                                                                  1999                             1998
                                                        Assets         Liabilities         Assets         Liabilities
                                                 ---------------------------------------------------------------------
Inventories                                           $     22          $  (136)         $     48        $  (179)
Accounts receivable and prepaid expenses                    10              (88)               14            (53)
Property                                                     -           (1,702)                -         (2,179)
Other                                                      884             (100)              319            (44)
Tax loss carryforwards                                  31,008                -            32,809              -
Valuation allowances                                   (31,008)               -           (32,809)             -

Total                                                 $    916          $(2,026)         $    381        $(2,455)

(dollars in thousands)

7.    INVENTORIES

      Inventories by major categories are summarized as follows:

                                                                                      At December 31,
                                                                                    1999            1998
                                                                            ---------------------------------
Raw materials                                                                     $14,657         $13,073
Finished goods                                                                     10,166          10,916

                                                                                  $24,823         $23,989

8.    PROPERTY AND EQUIPMENT

      Included in property and equipment are assets acquired under capital leases with the following net book values:

                                                                                      At December 31,
                                                                                    1999            1998
                                                                            ---------------------------------
At cost:
  Machinery and equipment                                                         $5,976          $5,938
  Motor vehicles                                                                     158             331

                                                                                   6,134           6,269
Less: Accumulated amortization                                                     1,889           1,229

Net book value                                                                    $4,245          $5,040

9.    SHORT-TERM BORROWINGS

      These include borrowings in the form of trade acceptances, loans and overdrafts with various banks:

                                                                                       At December 31,
                                                                                    1999              1998
                                                                            ----------------------------------
Credit facilities granted                                                          $18,424          $18,103

Utilized                                                                           $ 9,040          $ 9,292

Weighted average interest rate on borrowings at end of year                           8.53%            7.89%

      The Company maintains short-term bank credit lines in each of the countries in which it operates. Interest rates are generally based on the banks' prime lending rates and cost of funds and the credit lines are normally subject to annual review. At December 31, 1999, borrowings of $2,386 are collateralized by the pledge of accounts receivable and inventory of a subsidiary with a book value of $5,815.

(dollars in thousands)

10.  LONG-TERM DEBT

     Long-term debt consists of:

                                                                                         At December 31,
                                                                                       1999            1998
                                                                               ---------------------------------
Swiss Franc denominated mortgage loans bearing interest at
   3.75% - 4.25% per annum repayable after 5 years.  The loan is secured
   over the property of the Company's Swiss facilities                                $ 3,940         $ 4,567
Bank loan bearing interest at a rate of 7.28% per annum at
   December 31, 1999, repayable in full in January 2000.
   The loan is secured over accounts receivable, inventories
   and the property, plant and equipment of the Company's Duluth,
   Georgia facilities (1)                                                               4,625          12,125
Bank loan bearing interest at 8.4% per annum, with the final
   instalment repayable in March 2000                                                     148             841
Loan from finance companies at rates ranged from 7.0% to 10.5% per annum at December 31, 1999.  The loan is secured over the
   building and equipment of the Company's Wisconsin facilities                         1,785           2,488
Capital leases bearing interest rates ranged from 3.25% to 11.03% per
   annum at December 31, 1999                                                           3,905           5,022

Total                                                                                  14,403          25,043
Current portion of long-term debt                                                       2,509           4,086

Long-term debt, less current portion                                                  $11,894         $20,957

     Maturities of long-term debt as at December 31, 1999 are as follows:

                                                                                        Capital
                                                                       Loans            Leases           Total
                                                                   ----------------------------------------------
Year ending December 31,
  2000                                                                $ 1,192           $1,317          $ 2,509
  2001                                                                  2,128            1,760            3,888
  2002                                                                  1,050              828            1,878
  2003                                                                  1,050                -            1,050
  2004                                                                  1,050                -            1,050
  Thereafter                                                            4,028                -            4,028

Total                                                                 $10,498           $3,905          $14,403


(1) On December 16, 1996, a U.S. subsidiary entered into a $15,000,000 Term Promissory Note ("Term Note"). In accordance with the terms and conditions of the Term Note, the subsidiary is subject to mandatory prepayments on April 1, 1998 and 1999 by an amount equal to 50% of excess cash flow, as defined, for the preceding fiscal year. The Term Note requires the maintenance of specific covenants including financial ratios. In January 2000, the Company refinanced the loan by a term loan provided by another financial institution and has classified the amount payable after 2000 as long-term. The term loan for an amount of $5,250 is repayable by monthly instalments of $88 over a 5-year period and is collateralized by the Company's U.S. subsidiary's assets. The term loan contains requirements to maintain tangible net worth, as defined in the loan and security agreement.

(dollars in thousands except per share amounts)


11.  SHARE REPURCHASES

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

12.  COMMITMENTS AND CONTINGENCIES

       The Company and its subsidiaries lease land, facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Rental expense under operating leases was $1,787 in 1999, $2,365 in 1998 and $2,236 in 1997.

       At December 31, 1999, the Company and its subsidiaries were obligated under operating leases requiring minimum rentals as follows:

Year ending December 31,
  2000                                                                        $1,447
  2001                                                                           770
  2002                                                                           262
  2003                                                                           185
  2004 and thereafter                                                            761

Total                                                                         $3,425

(dollars in thousands)


12. COMMITMENTS AND CONTINGENCIES - continued

    The Company and its subsidiaries are, from time to time, involved in routine legal matters incidental to their business. In 1997, Procter & Gamble ("P&G") claimed that certain of the Company's diaper products infringe P&G patents and demanded payment for past infringement and an agreement to pay future royalties. The Company settled with P&G by a payment of $900 for infringement of patents prior to January 1998 and payment of 1% - 2% royalty fee on patents used by the Company thereafter.

    As detailed in Note 5, a U.S. subsidiary has guaranteed the repayment of bank loans extended to Brandon Wang. The line of credit is collateralized by the accounts receivable, inventories and equipment of the Company's U.S. subsidiary, which is required to maintain certain financial ratios and other financial conditions as well as restricting the payment of dividends by the subsidiary to a maximum of $3,000 in any financial year and restricting the amount of outstanding debt owed to the subsidiary by the parent and its other subsidiaries or affiliates. At December 31, 1999 and 1998, the amount of equity subject to such restrictions totaled $25,463 and $27,184, respectively. The U.S. subsidiary and its consolidated subsidiaries are required to maintain tangible net worth of at least $16,000 which amount is required to increase annually by 40% of the subsidiary's consolidated net income. At December 31, 1999 and 1998, the consolidated tangible net worth of the U.S. subsidiary amounted to $26,390 and $23,254, respectively. In January 2000, the Company repaid this loan.

    A Hong Kong subsidiary has also guaranteed the repayment of bank loans extended to Brandon Wang. At December 31, 1999 and 1998, the outstanding indebtedness covered by this guarantee amounted to $1,252 and $2,500, respectively.

13. EMPLOYEE BENEFIT PLANS

    The Company's United States subsidiary has established a 401(k) plan under which the Company matches employee contributions up to 5% of employees' base compensation. The Company's other international subsidiaries have defined contribution plans, covering substantially all employees, which are determined by the boards of directors of the subsidiaries. These plans provide for annual contributions by the Company from 2.3% to 20% of eligible compensation of employees based on length of service.

    Total expense related to the above plans was $1,081 in 1999, $1,135 in 1998 and $1,214 in 1997.

(dollars in thousands)


14.  SUPPLEMENTARY INFORMATION

     Valuation and qualifying accounts:

                                                   Balance At     Purchase     Charged To                 Balance At
                                                   Beginning         Of         Cost And                     End
                                                    Of Year     Subsidiaries    Expenses    Deductions     Of Year
                                                --------------------------------------------------------------------
Year ended December 31, 1999
  Allowances for doubtful accounts                     $  659            $ -       $  931      $  (866)       $  724
  Provision for inventory obsolescence                    840              -          569       (1,033)          376

                                                       $1,499            $ -       $1,500      $(1,899)       $1,100


Year ended December 31, 1998
  Allowances for doubtful accounts                     $  577            $ -       $  379      $  (297)       $  659
  Provision for inventory obsolescence                  1,228              -          623       (1,011)          840

                                                       $1,805            $ -       $1,002      $(1,308)       $1,499


Year ended December 31, 1997
  Allowances for doubtful accounts                     $  643            $67       $  470      $  (603)       $  577
  Provision for inventory obsolescence                  1,004              7          850         (633)        1,228

                                                       $1,647            $74       $1,320      $(1,236)       $1,805

     Deductions relate to write-offs of accounts receivable as bad debts and disposals of inventories.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of the Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, accounts receivable, receivable from shareholder, accounts payable, short-term borrowings, deferred purchase consideration, and long-term debt are reasonable estimates of their fair value. The interest rate on the Company's long-term debt approximates that which would have been available at December 31, 1999 for debt of the same remaining maturities.

(dollars in thousands)


16.  SEGMENT INFORMATION

     The Company is engaged in one industry segment, the manufacturing and marketing of disposable hygienic products.

     Certain financial information by geographic area is as follows:

                                                                             Year Ended December 31,
                                                                    1999              1998              1997
                                                            -----------------------------------------------------
Net sales
North America                                                        $ 93,479          $ 89,911          $ 91,098
Australia                                                              42,676            40,487            47,172
Asia                                                                   45,715            44,208            56,955
Europe                                                                 23,972            33,319            35,705

                                                                     $205,842          $207,925          $230,930


Operating income (loss)
North America                                                        $  5,001          $  1,155          $   (548)
Australia                                                               4,823             4,946             5,925
Asia                                                                    3,839             2,842             6,199
Europe                                                                 (1,667)           (2,903)           (2,583)
Corporate expenses                                                     (4,561)           (2,285)           (5,415)

                                                                     $  7,435          $  3,755          $  3,578


Assets, at end of year
North America                                                        $ 44,855          $ 53,799          $ 49,052
Australia                                                              20,251            20,192            24,409
Asia                                                                   35,903            32,067            28,130
Europe                                                                 13,123            19,373            22,963
Corporate assets                                                        7,715             8,478             5,719

                                                                     $121,847          $133,909          $130,273


Property
North America                                                        $ 21,671          $ 21,994          $ 19,977
Australia                                                               7,840             8,627            10,502
Asia                                                                   11,945            12,945            12,644
Europe                                                                  5,360            10,274            12,359
Corporate                                                               1,165             1,176             1,202

                                                                     $ 47,981          $ 55,016          $ 56,684

No single customer accounted for 10% or more of the total revenues.

(dollars in thousands except per share amounts)


17.  QUARTERLY DATA (UNAUDITED)

                                                1st Quarter        2nd Quarter        3rd Quarter        4th Quarter
                                           ---------------------------------------------------------------------------
1999
Net sales                                             $53,591            $48,732            $50,282          $  53,237
Gross profit                                           17,273             15,784             16,904             17,761
Net income                                              1,556                316                747              1,816
Earnings per share                                       0.23               0.05               0.11               0.27

1998
Net sales                                             $52,705            $49,601            $48,895          $  56,724
Gross profit                                           14,279             14,064             13,550             18,035
Net (loss) income                                      (1,081)              (786)              (347)             3,836 (1)
(Loss) earnings per share                               (0.16)             (0.12)             (0.05)              0.57

1997
Net sales                                             $56,768            $64,183            $58,257          $  51,722
Gross profit                                           20,532             21,884             18,446             16,139
Net (loss) income                                       1,453              1,418             (1,120)              (777)
(Loss) earnings per share                                0.22               0.21              (0.17)             (0.12)

(1) The 4th Quarter 1998 results include a reversal of $1,500 of estimated executive compensation previously accrued rateably over the first three quarters of 1998.

SHAREHOLDER INFORMATION


Annual Meeting

The next annual meeting of shareholders will be held in Jakarta, Indonesia on October 17, 2000 at 10:00 a.m. Indonesian time. Notice of the meeting and proxy statement will be mailed to shareholders before the meeting.


Market Information

The Company's shares are traded on the NASDAQ National Market System under the Symbol DSGIF.


Stock Transfer Agent

ChaseMellon Shareholder Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660
U.S.A.
Tel.     :  (1) 800-356 2017
website  :  www.chasemellon.com


Independent Auditors

Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111, Connaught Road, Central
Hong Kong


Principal Executive Office

DSG International Limited
17th Floor, Watson Centre
16-22 Kung Yip Street
Kwai Chung
Hong Kong
Tel :  (852) 2484-4820


Form 20-F

The Company's 1999 report to the Securities and Exchange Commission on Form 20-F provides additional details about the Company's business as well as other financial information not included in this annual report. A copy of this report is available to shareholders upon written request to the Company's Principal Executive Office.

DSG COMPANIES


Asia                                                   Australia
Disposable Soft Goods Limited                          DSG Pty Limited
17/F Watson Centre                                     (trading as Australian Pacific Paper Products)
16-22 Kung Yip Street                                  3 Lake Drive
Kwai Chung, N T                                        Dingley
Hong Kong                                              Victoria 3172
Telephone  :  (852) 2427 6951                          Australia
Facsimile  :  (852) 2480 4491                          Telephone  :  (61) 3-9552 1222
                                                       Facsimile  :  (61) 3-9558 1056
Disposable Soft Goods (S) Pte Limited
No. 1, Joo Koon Crescent                               North America
4th Floor, Yeow Heng Industrial Building
Singapore 629087                                       Associated Hygienic Products LLC
Telephone  :  (65) 861 9155                            4455 River Green Parkway
Facsimile  :  (65) 861 9313                            Duluth, GA 30096
                                                       U.S.A.
Disposable Soft Goods (Zhongshan) Limited              Telephone  :  (1) 770-497 9800
Jin Chang Road                                         Facsimile  :  (1) 770-623 8887
Jin Sha Industrial Zone
Shalang, Zhongshan, Guangdong                          Associated Hygienic Products Inc.
People's Republic of China                             205 E. Highland Drive
Postal Code  :  528411                                 Oconto Falls, WI 54154
Telephone  :  (86) 760-855 9866                        U.S.A.
Facsimile  :  (86) 760-855 8794                        Telephone  :  (1) 920-846 8444
                                                       Facsimile  :  (1) 920-846 3026
DSG International (Thailand) Limited
835 Moo 4 Prakasa                                      Europe
Muang
Samutprakarn 10280                                     Disposable Soft Goods (UK) Plc
Thailand                                               Boythorpe Works
Telephone  :  (66) 2-709 4153                          Derbyshire
Facsimile  :  (66) 2-709 3884                          Chesterfield, S40 2PH
                                                       U.K.
PT DSG Surya Mas Indonesia                             Telephone  :  (44) 1246-221 228
Jl. Pancatama Raya Kav. 18                             Facsimile  :  (44) 1246-274 773
Desa Leuwilimus, Cikande
Serang, Jawa Barat                                     Vlesia AG
Indonesia                                              Blumenfeldstrasse 16
Telephone  :  (62) 254-400 934                         CH-9403 Goldach
Facsimile  :  (62) 254-400 939                         Switzerland
                                                       Telephone  :  (41) 71-8466 363
Disposable Soft Goods (Malaysia) Sdn Bhd               Facsimile  :  (41) 71-8466 364
No. 9, Jalan U1/19, Section U1
Hicom Glenmarie Industrial Park                        DSG-Vlesia NV
40150 Shah Alam, Selangor                              (formerly known as Utermohlen Medical Care SA)
Malaysia                                               Brusselpoorstraat 8
Telephone  :  (60) 3-519 4282                          Mechelen 2800
Facsimile  :  (60) 3-519 4286                          Belgium
                                                       Telephone  :  (32) 15-421 048
                                                       Facsimile  :  (32) 15-423 917

                                       DSG International Limited

                                       Principal Executive Office
                                       17/F Watson Centre
                                       16-22 Kung Yip Street
                                       Kwai Chung, N T
                                       Hong Kong
                                       Telephone     :  (852) 2484 4820
                                       Facsimile     :  (852) 2480 4491

                                                                      SCHEDULE 1

                        CONDENSED FINANCIAL INFORMATION
                    UNCONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  Year ended December 31,
                                                                 1999      1998      1997
                                                                ------    ------    ------
                                                                      (in thousands)
Equity in earnings of subsidiaries......................         $5,049    $(1,201)  $2,414
Operating expenses:
     Administration.....................................          2,785        563    3,394
     Depreciation.......................................             23         20       12
Total operating expenses................................          2,808        583    3,406
Operating income (loss).................................          2,241     (1,784)    (992)
Interest expense........................................           (223)      (286)    (217)
Exchange loss...........................................           (861)      (430)    (390)
Interest income.........................................          3,721      3,841    2,066
Other finance expenses..................................             (2)       (56)      (6)
Other income............................................            546        590      954

Income before income taxes..............................          5,422      1,875    1,417
Provision for income taxes..............................            987        253      443

Net income..............................................         $4,435    $ 1,622   $  974

                            See note to Schedule 1

                                                                      SCHEDULE 1

                        CONDENSED FINANCIAL INFORMATION
                         UNCONSOLIDATED BALANCE SHEETS

                                                                    Year ended December 31,
                                                                   1999                1998
                                                                   ----                ----
                                                                        (in thousands)
ASSETS
Current assets:
   Cash.......................................................   $ 5,260             $ 1,734
   Receivable from shareholder................................         -               3,472
   Other receivables..........................................       177                 187
   Prepaid expenses and others................................        27                  17

Total current assets..........................................     5,464               5,410

Equipment:
   Furniture..................................................       216                 216
   Motor vehicles.............................................        62                  62

   Total......................................................       278                 278
   Less:  accumulated depreciation............................       132                 109

Net property..................................................       146                 169

Investment in subsidiaries (on the equity method).............    65,144              62,610

Total assets..................................................   $70,754             $68,189

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term borrowings.....................................   $   148             $     -
    Accounts payable..........................................         7                  98
    Accrued payroll and employee benefits.....................       255                   -
    Accrued expenses..........................................        41                  59
    Income taxes payable......................................         1                  19

Total current liabilities.....................................       452                 176

Shareholders' equity:
   Ordinary shares............................................        67                  67
   Additional paid-in capital.................................    18,301              18,301
   Retained earnings..........................................    62,701              58,266
   Translation reserve........................................    (7,956)             (8,621)
    Less:  net receivable from shareholder....................    (2,811)                  -

Total shareholders' equity....................................    70,302              68,013

Total liabilities and shareholders' equity....................   $70,754             $68,189

                            See note to Schedule 1

                                                                      SCHEDULE 1

                        CONDENSED FINANCIAL INFORMATION
                    UNCONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Year ended December 31,
                                                                 1999                1998                1997
                                                                ------              ------              ------
                                                                                (in thousands)
Cash flows from operating activities
Net cash provided by operating activities.................  $ 4,734             $ 1,392             $    935

Cash flows from investing activities
Expenditures for equipment................................        -                   -                  (62)
Investments in and advances to subsidiaries...............   (5,713)             (1,221)             (43,940)
Recoupment of investment in subsidiaries..................    3,844               3,882               28,245
Advances to shareholder...................................   (1,879)             (3,372)              (6,129)
Repayments by shareholder.................................    2,540                 507               21,166

Net cash used in investing activities.....................   (1,208)               (204)                (720)

Cash flows from financing activities
Purchase of treasury shares...............................        -                   -                  (49)

Increase in cash and cash equivalents.....................    3,526               1,188                  166
Cash and cash equivalents, beginning of year..............    1,734                 546                  380

Cash and cash equivalents, end of year....................  $ 5,260             $ 1,734             $    546

Cash dividends from:
   Consolidated subsidiaries..............................  $ 1,329             $   754             $ 14,334

                            See note to Schedule 1

                           DSG INTERNATIONAL LIMITED

                              NOTE TO SCHEDULE 1



1.   APPLICATION OF SIGNIFICANT ACCOUNTING PRINCIPLES

     Accounting for subsidiaries - DSG International Limited ("the Company") has accounted for the earnings of its subsidiaries on the equity method in the unconsolidated condensed financial information.