Form 20-F
period 2000-12-31
DSG INTERNATIONAL LTD
filed 2001-07-11
CIK 883230

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
                                      OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                  For the fiscal year ended December 31, 2000
                                      OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
      For the transition period from              to
                                     ------------    ------------

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

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class                   Name of each exchange on which registered
       None
-------------------                   -----------------------------------------

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

                           [ ]  Yes         [ ]   No

PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

     Not applicable.


Item 2.  Offer Statistics and Expected Timetable.

     Not applicable.


Item 3.  Key Information.

A.   Selected Financial Data

     The information required is contained in the Selected Consolidated Financial Data of the Annual Report to Shareholders, and is incorporated herein by reference.

B.   Capitalization and Indebtedness

     The information required is contained in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity of the Annual Report to Shareholders, and is incorporated herein by reference.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

     Among the factors that have a direct effect on the results of operations and financial condition of DSG International Limited (the "Company") are the following:

1.   Raw Material Cost.

     The overall raw material costs have increased during year 2000 and the Company's operating results may be adversely affected by any increases in raw material costs in the future, specially the cost of the main raw material, fluff wood pulp, which increased in 1999 and increased moderately in 2000.

2.   Branded Product Innovation.

     Patents and other intellectual property rights are an important competitive factor in the disposable diaper market, mostly because of the industry emphasis in product innovations. Patents held by the main competitors could severely limit the Company's ability to keep up with branded product innovations, by prohibiting the Company from marketing product with comparable features.

3.   Pricing and Volumes.

     The market position of the Company's main competitors, The Procter & Gamble Company ("P&G") and Kimberly-Clark Corporation ("KC"), relative to the Company varies from one geographic area to another; but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence in price and volumes, and gain substantial market share in any of their marketing areas. They have heavily promoted diapers in the multi-pack configuration. These packages offer a lower unit price to the retailer and consumer. It is possible that as a consequence of this strategy, in those geographic markets in which the main competitors have adopted it, the Company may realize lower selling prices and/or lower sale volumes.

4.   Increased Cost.

     On May 21, 2001, the Company entered into an agreement with P&G to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company's products in the Asian Pacific and Australian region after December 31, 2000. A similar agreement with P&G was entered into in 1998 relating to the North American region that provides for payments of royalty fees based on a percentage of certain products sold after December 31, 1997 within North American region.

  The Company believes that the royalty being charge by P&G under its respective license agreements are approximately the same royalties that will be paid by its major competitors for similar patent rights. However, the royalties will have an adverse impact on the Company's future financial condition and results of operations as compared to pre-settlement.

5.   Increase Financial Leverage.

     As a result of the acquisition of the North American asset of Drypers Corporation, the Company has now short and long term debt of $47.5 million, bearing various rates interest.

     As a consequence of the incurrence of the Company's new debt, its principal and interest obligations have increased substantially. The increase in the Company's financial leverage as described above, could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make the Company more vulnerable to economic crisis in the different geographical markets and to competitive pressures from its main competitors.

     As a substantial portion of the Company's available cash from operations will have to be applied to meet debt service requirements, the Company's liquidity could be affected as well as its ability to fund capital expenditures. Notwithstanding, the Company believes that its cash flow from operations and other sources of liquidity will be adequate to meet its requirements for working capital, capital expenditures, interest payment and scheduled principal payment for the foreseeable future. However, if the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or obtain additional financing. There is not assurance that this additional financing could be obtained in favorable terms for the Company.

6.  Litigation Risk.

     As the Company operates in an industry in which patents are numerous and are enforced vigorously, the Company and its subsidiaries are from time to time involved in legal matters.

     In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court, Middle District of Georgia. The complaint alleges that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the "Defendants") have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the plaintiffs; and theft by the Defendants of the plaintiffs' trade secrets concerning the waistband applicator. The plaintiffs seek an injunction, compensatory, punitive and exemplary monetary damages in an unspecified amount, and attorneys' fees. On June 27, 2001, a jury returned a verdict and awarded $4.0 million in damages and also provided for potential enhanced damages against the Company of up to an additional $7.0 million. The Company will file post trial motions to overturn the jury verdict and, if necessary, will appeal the verdict to the U.S. Court of Appeals for the Federal Circuit. The Company believes that it is reasonably possible that it will be successful in overturning the jury verdict. Accordingly, the jury award has not been recorded in the Company's consolidated financial statements. Unsuccessful resolution of the above litigation resulting in a significant assessment against the Company may result in the Company violating certain covenants of its debt agreements. This would give the lenders the right to demand payment of outstanding amounts unless the lenders waive their rights under the debt agreements. Demand for payment by the lenders and the need to pay the award to the plaintiff would require the Company to secure other financing sources to meet its obligations. The Company has advised the lenders of the recent jury verdict and its intention to pursue a post trial motion to overturn the decision and, if necessary, file an appeal. While the Company believes that it is reasonably possible that it will be successful in overturning the jury verdict, the outcome of this litigation is uncertain.

Item 4.  Information on the Company.

A.  History and Development of the Company

     DSG International Limited, established in Hong Kong in 1973, is one of the world's leading companies specialized in manufacturing disposable baby diapers, adult incontinence and training pants products, with over twenty-eight years of experience in this industry. The Company now operates eleven manufacturing facilities in North America, Australia, Asia and Europe with extensive distribution activities around the world.

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

     In 1988, the Company acquired all the assets of an unprofitable private label manufacturer of disposable baby diapers in Australia. Also in 1988, the Company acquired the assets, including brand names, of the unprofitable disposable baby diaper manufacturing division of a major U.K. consumer products company.

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

     In June 1997, the Company entered into a joint venture agreement with an Indonesian distributor to establish a manufacturing facility in Jakarta, Indonesia to manufacture disposable baby diapers. The Company owns a 60% interest in the joint venture company.

     During 1997, the Company closed its manufacturing operations in Canada, California and Singapore.

     In March 1998, the Company closed its operations in Canada and later on in December, the factory facilities were sold. In November 1998, the Company opened its joint venture manufacturing facilities in Indonesia.

     In March 1999, the Company sold its private label baby diapers business in Switzerland. In April and June 1999, the Company established two wholly owned subsidiaries in the United Kingdom and Germany to assist the marketing and distribution of the Company's adult incontinence products in Europe. In June 1999, the Company opened its new plant and commenced its baby disposable diapers production in Selangor, Malaysia.

     In October 2000, the Company sold its adult incontinence operation in Switzerland and its sales office in Germany.

     In March 2001, the Company acquired all the U.S. assets including the "DRYPERS(R)" brand name and the manufacturing facilities in Marion, Ohio and Vancouver, Washington of a major U.S. disposable baby diaper manufacturer which was in bankruptcy, and was thus able to substantially expand its sales in the U.S.

     DSG International Limited is incorporated in the British Virgin Islands and has its principal executive office at 17/F Watson Center, 16-22 Kung Yip Street, Kwai Chung, Hong Kong. Its telephone number is (852) 2484-4820.


CAPITAL EXPENDITURES, INVESTMENT AND DISVESTITURES

     Principal capital expenditures and divestitures over the last three years include the following:

                                              2000           1999             1998
                                           ----------     ----------       -----------
Property, plant and                        $5,947,000     $6,097,000       $ 6,444,000
 equipment (net)

Investment in subsidiaries                 $5,883,000     $5,713,000       $ 1,221,000
 and affiliated companies

Disposition of affiliated                  $7,068,000     $3,844,000       $ 3,882,000
 companies and investments

B.   Business Overview

1.   General

     The Company manufactures and markets disposable baby diapers, training pants and adult incontinence products primarily under its own brand names, which include "DRYPERS(R)", "FITTI(R)" "PET PET(R)", "COSIES(R)", "COSIFITS(R)", "BABY LOVE(R)", "BABYJOY(R)", "LULLABY(R)", "CARES(R)", "CUDDLES(R)", "SUPER FAN-NIES(R)", "DISPO 123(TM)", "HANDY(TM)", "CERTAINTY(R)" and "MERIT(R)". The "DRYPERS(R)" brand was newly acquired in March 2001. The Company also manufactures and markets disposable baby diapers, adult incontinence and training pants products under private labels. The Company's products are sold internationally, with its eleven manufacturing facilities being in Hong Kong, the United States, Australia, the United Kingdom, the People's Republic of China ("PRC"), Thailand, Indonesia and Malaysia, including the two additional manufacturing facilities which the Company operates in the United States as a result of the recent acquisition in March 2001.

     The Company manufactures and distributes branded and, rivate label disposable baby diapers, adult incontinence products, training pants and youth pants for the North American markets with its operations in Duluth, Georgia Oconto Falls, Wisconsin and two newly acquired operations in Marion, Ohio and Vancouver, Washington. With a strong regional presence, the Company's "FITTI(R)" and "CUDDLES(R)" brands are some of the best selling brands of disposable baby diapers (excluding private labels) in many key markets. The Company's newly acquired "DRYPERS(R)" brand is the third best selling national brand of disposable baby diapers and training pants in the North America markets. The Company's sales in adult incontinence products, training pants and youth pants have grown in their significance in the Company's North American markets.

     In Australia, the Company is the second largest manufacturer of disposable baby diapers. The Australian market is divided primarily into three major retail sectors, which are grocery, variety and pharmacy. The Company is currently supplying brands of both premium and economy quality to all three market sectors. It estimates that it has an overall unit volume market share of approximately 24% as measured by AC Nielsen for the combined grocery and pharmacy sectors. The Company also markets disposable baby diapers under retail chain private labels, which accounted for approximately 16% of its Australian diaper sales in 2000. The Company also distributes the "VLESI(R)" and "MERIT(R)" range of adult incontinence products into the Australian market, targeting the institutional sector of the market. The Company's overall sales in the Australian market grew by over 16%, and the rate of growth in branded and private label disposable baby diaper products as well as the rate of growth in adult incontinence products were also in line with the total Company's growth.

     In the PRC, the disposable diaper market is growing rapidly particularly in the economy products segment. The Company's leading brands, "FITTI(R)" and "PET PET(R)", are well established in most of the major cities including Shenzhen, Guangzhou, Shanghai and Beijing; and the Company's economy brands, "BABY LOVE(R)" and "BABYJOY(R)", expanded rapidly in the north-eastern part. In the Guangdong province, the major southern province of the PRC, the Company has a well-established sale and distribution network that extends throughout the province and the Company believes that it is the market leader in the province, with around 30% market share. In the northern part of the PRC, the Company's sales operation in Beijing not only established direct sales and distribution in the Beijing and Tianjin markets but also expanded its wholesale network into other northern provinces such as Shandong and Liaoning. In the eastern part of the PRC, the Company has established a strong sale and distribution network by signing up a number of reputable territorial wholesalers and the Company is optimistic about the growth opportunity in these provinces. The Company plans to set up sales operations in other major cities and provinces in the PRC and continues its effort in exploring the potential of the PRC markets. In Hong Kong, the disposable diaper market remained stagnant due to a low birth rate, however, the Company's sales increased by a high single digit percentage over the Company's sales in 1999 and maintained its second place position in the market with an estimated market share of over 20%. In Singapore, the disposable diaper market has improved due to strong recovery of the economy, and the Company's sales increased by almost 50% over the Company's sales in 1999. In Malaysia, the Company recorded another year of strong volume growth of 85% over the volume in 1999 and the Company expects its sales will continue to grow with further gain of share of the market. In Indonesia, the Company's sales volume was more than double the sales volume in 1999 as a result of improvement of the nation's economy and political stability. The Company believes that it continues to maintain its leader position and that its sales will continue an upward trend as the nation's economy and political stability improves further. In Thailand, the Company's brand, "BABY LOVE(R)" gained a significant market share in the economy sector, and the Company's volume grew by 25% over the volume in 1999 despite the keen competition in the market.

     The Company manufactures and distributes adult incontinence products through its operation in Thailand to all other markets in Asia under its "DISPO 123(TM)", "HANDY(TM)" and "CERTAINTY(TM)" brands. The Company believes that it is one of the market leaders in the adult incontinence market in Thailand. In other Asian markets, the sales of adult incontinence products increased steadily over the years and the Company's brands are well established both in the retail and institutional sectors. The Company remains optimistic about the market growth potential of the adult incontinence market in the Asia Pacific region.

     In Europe, the Company scaled down its operations. The Company's remaining operation, the operation in the United Kingdom, continues to market its branded products to wholesalers and grocery retail accounts. The Company also manufactures private label disposable diapers on a selective basis.

     The Company's marketing strategy is to provide retailers and wholesalers with quality, value-oriented products which offer good profit margins, combined with a high level of service, rather than attempting to mass market its products in competition with the industry leaders. The Company believes that its attention to raw material costs and manufacturing efficiency, combined with careful control of advertising and promotional costs, enables it to produce and market value-oriented products at competitive prices.

     The Company's growth strategy is to target its branded products at selected sectors of mature markets, such as the United States and Western Europe, and to take a broader marketing approach in less developed markets where there is a high rate of growth in disposable diaper usage. The Company believes that its manufacturing facilities in Asia and Australia will enable it to participate in the expected growth of those markets. In the past, the Company has expanded its business into new markets by acquiring the assets of disposable baby diaper and adult incontinence manufacturers. The Company also expands through establishing its own manufacturing facilities in emerging markets which offer significant growth potential, such as the Company's facilities in the PRC, Thailand, Indonesia and Malaysia, which were opened in 1994, 1995, 1998 and 1999, respectively.

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

     The Company believes that there is a high potential for adult incontinence products due to the aging populations of the industrialized and developed countries. The Company entered the adult incontinence markets in North America, Europe and Australia, and established and acquired operations in Switzerland, Thailand and Wisconsin in the United States in 1994, 1995 and 1997, respectively. In October 2000, the Company sold its adult incontinence operation in Switzerland and ceased manufacturing adult incontinence products in Europe. The Company remains optimistic in its adult incontinence business in the markets in North America, Asia and Australia. The Company introduces adult incontinence products into its markets in a manner consistent with its niche market strategy. The Company believes that the key to successful marketing of this type of product is a high and prompt level of service from the manufacturer and distributor, regular contact with institutions to ensure proper knowledge of the products, and providing a range of products of high quality and performance.

2.   Geographic Segment and Product Category Information

     The following table sets forth the percentage of the Company's net sales by geographic market and product category activity.

                                                                  2000           1999           1998
                                                                  -----          -----          -----
Net sales
  North America................................................   43.0%          45.4%          43.2%
  Australia....................................................   20.8           20.7           19.5
  Asia.........................................................   28.3           22.2           21.3
  Europe.......................................................    7.9           11.7           16.0

                                                                 100.0%         100.0%         100.0%

Product sales by category
  Baby diapers.................................................   74.7%          71.7%          74.3%
  Adult incontinence...........................................   20.6           20.8           16.4
  Others.......................................................    4.7            7.5            9.3

                                                                 100.0%         100.0%         100.0%

3.    Seasonality

      There is no significant seasonality impact on the Company's business in most countries.

4.  Raw Materials

     The raw material components used in the manufacturing process are fluff wood pulp, super absorbent polymer, polyethylene backsheet, polypropylene non-woven liner, adhesive closure tape, hotmelt adhesive, elastic, aloe vera and tissue.

     The main raw material is fluff wood pulp, which is purchased from several suppliers in the United States, Scandinavia and Australia. The source from which the fluff wood pulp is shipped to the Company's manufacturing facilities is dependent on price, quality and availability. The cost of fluff wood pulp increased significantly in 1995, softened in 1996, stabilized thereafter, increased in 1999 and increased moderately until the third quarter in 2000. The Company believes it will stabilize in 2001. Other raw materials are purchased from various sources, also depending on price, quality and availability. The Company maintains good and long-term relationships with its raw materials suppliers. The Company's Chief Purchasing Officer oversees the purchasing and sourcing policies of each of the Company's manufacturing facilities and is responsible for new material developments and keeping track of all world-wide producers of raw materials. He also negotiates and determines the purchase of the Company's major raw materials with the Company's key raw material suppliers.

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

5.  Marketing Channels

a.   North America

i.   Products

     The Company manufactures and distributes disposable baby diapers, disposable training and youth pants and adult incontinence products throughout North America under the brand names of "FITTI(R)", "CUDDLES(R)", "SUPER FAN-NIES(R)" and "CERTAINTY(R)", as well as a growing number of different private label store brands. The "FITTI(R)" brand is a full-featured value product, recognized for its unique wetness indicator, a cute print that fades away when the diaper becomes wet. The "FITTI(R)" brand name is also used with the Company's disposable training pants and the DRI-NITE JUNIOR disposable youth pants. The Company's pant products feature tear-away side panels, soft cloth-like covers and comfortable waist and hip elastic. The "FITTI(R)" training pants were the first North American product in this segment to offer the Company's unique wetness indicators. In March 2001, the Company acquired the "DRYPERS(R)" brand under which is the third largest selling brand of disposable baby diapers and disposable training pants in the North America markets. The "DRYPERS(R)" brand is a full featured premium product including multi-strand leg elastic for a wide soft cuff, a reinforced tape landing zone for more secure fastening, a soft elastic waistband, a thin overall profile, leakage barrier inner cuffs, compression packaging and unique features such as "perfume free" and "baking soda" for odor control.

     The Company continues to expand its private label diaper business throughout North America with such customers like Walgreens Drugs, Harris Teeter, A&P, Topco, Pathmark, Rite-Aid, Richfood, McLane (a division of Wal-
Mart) and Medline Industries. The Company is the only full line manufacturer capable of producing and marketing a full range of disposable baby diapers as well as training pants and youth pants. This advantage should enhance the Company's sales and private label partnership opportunities. With the acquisition of the Drypers operations and the "DRYPERS(R)" brand, the Company will gain entry to sell both branded and private label products to major supermarket chains and mass merchandisers such as Wal-Mart and Kroger.

     The Company's primary focus on adult incontinence products is the development of profitable private label partnerships with retailers and institutional distributors such as Walgreens Drugs and Medline Industries. The Company's products are also available under the "CERTAINTY(R)" brand name. The Company's focus is on the brief products, offering a wide range of product and feature alternatives. The Company was the first to bring disposable adult pants to the North American market and the Company will continue to explore innovative product opportunities that will make a positive difference in this category and bring better solutions to the incontinence user.

ii.   Sales and Marketing

      Disposable baby diapers account for more than 90% of the baby diaper changes in North America. The market can be divided into several segments: brands that are advertised and sold nationally; brands that are not widely advertised but are sold nationally; brands sold only in specific regional areas; and baby diapers that are sold under private label brands. The nationally advertised brands account for around 80% of all sales. The Company maintains a solid distribution base on its "FITTI(R)" and "CUDDLES(R)" brands, with new retail customers being added on a regular basis. The Company's "FITTI(R)" brand training pants have enjoyed steady sales growth and excellent consumer acceptance. The Company's "FITTI(R)" DRI-NITE JUNIOR maintains a high market share in the fast growing youth pant segment. This segment now accounts for more than 3% of total category sales.

     The Company efficiently services the North American market from two manufacturing facilities. These facilities are located in Oconto Falls, Wisconsin, and Duluth, Georgia. The Company commissions a national network of independent brokers and non-food sales representatives to sell directly to retailers and distributors/wholesalers. These brokers and sales representatives, managed by the Company's direct sales management team, serve as the Company's agents within defined territories to monitor sales, implement trade promotions and handle the required merchandising activities and responsibilities. The Company's direct sales management team is responsible for the Company's marketing and headquarter sales functions. The Company remains committed to its marketing philosophy of direct servicing of its customers and accounts by sales management personnel. This allows the Company to provide a high degree of category expertise and education to the trade and to be able to promptly respond to trade and market needs. In addition, the strategic locations of its North American manufacturing facilities has enabled the Company to achieve an average shipping transit time of one to two days for most North American destinations.

     Branded Products. Due to the intense price and promotional pressure by the advertised brands, combined with a declining birth rate in the U.S. market, the "value brand" segment continues to shrink. By the end of 2000, the combined share of the Company's "FITTI(R)" and "CUDDLES(R)" brands was roughly 2% of the total units of disposable baby diapers and training pants sold in grocery outlets throughout North America. The grocery sector represents around 50% of the over $4.0 billion United States retail market. In certain markets, such as New York/New Jersey, the nations largest retail market, the Company believes that the "FITTI(R)" brand is much greater than conventional market share tracking companies would indicate. This is because a much higher percentage of "FITTI(R)" diapers and training pants are sold through urban wholesalers and inner city retailers that typical market research does not track. The Company concentrates its efforts and marketing activities providing wholesalers and retailers with above average category profits through the use of packaging with greater shelf impact, consumer preferred pre-priced packaging, creative promotional support, efficient distribution, electronic data interchange and a high level of customer service. The Company has maintained its strategy of providing the best "everyday low price" on its "FITTI(R)" and "CUDDLES(R)" brands, offering the consumer "the best product for the price" all the time.
The Company provides consumers with quality products at affordable prices, unique product features and consistent value. The Company has grown its business with a concentrated effort against the primary diaper selling class of trade: grocery with key retail partners such as Shoprite, A&P, Pathmark, Fleming, Harris Teeter and Super Value. However, excellent distribution and sales gains have been made in other non-grocery outlets such as Ames Department Stores and Meijer stores. The Company continues to benefit from new product ideas and unique retailer profit opportunities to the disposable baby products segment.

     The Company's "CERTAINTY(R)" brand is the brand under which the Company markets its adult incontinence products. However, the Company recognizes that private brands represent more than 30% of the category sales with steady growth at retail and it is this sector of adult incontinence where the greatest retail sales opportunity exists. The Company will continue to target this private brand segment with a range of superior products in terms of product features and performance. The Company's strategy is to provide products to the marketplace that are superior to other available products and that are also more affordable than the advertised brands. The drug store trade still represents the majority of adult incontinence retail sales with approximately a 50% share of the over $550 million category. Growth potential for the entire category remains high as the population continues to age, people who are incontinent become more open to treatment solutions and better products are developed.

     Institutional Volume and Activity.   The institutional providers supply
adult incontinence products to medical care facilities, nursing homes, extended care facilities and home health care outlets. It is worth noting that the institutional market still represents more than 60% of the total adult incontinence volume in North America or more than $700 million in sales. The adult category represents an area of significant sales and distribution growth for the Company, and significant gains have been captured since its launch in 1996 and with the volume growing to more than 26% of the Company's total sales. The Company enjoys an excellent working relationship with one of North America's premier institutional suppliers of medical related products: Medline Industries, Inc.

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

     The Company's newly acquired "DRYPERS(R)" brand, under which disposable baby diapers and training pants products are marketed, is a nationally distributed premium brand which offers consumers the reliability of a brand name and product quality and features comparable to the two major national brands in the U.S. market. In addition, the acquisition of Dryper's North American operations has added production facilities in Marion, Ohio and Vancouver, Washington, enabling the Company to expand its private label programs with major supermarket chains and mass merchandisers.

b.   Australia

i.  Products

     In Australia, the Company manufactures and markets disposable baby diapers under four core proprietary brand names and a number of retail chain private label brands. The Company's proprietary diaper brands accounted for 81% of its Australian diaper sales in 2000. Two of these proprietary brands are targeted at the grocery and variety sectors, while the other two are exclusive to the pharmacy sector. The two brands targeting the grocery and variety sectors are "BABY LOVE(R)", which is a value priced, premium quality, feature driven ultra diaper, while "LULLABY(R)" is an economy priced, basic feature driven ultra diaper. The two "pharmacy only" brands are "COSIES(R)" and "COSIFITS(R)", which have a similar marketing strategy to "BABY LOVE(R)" and "LULLABY(R)". In addition to its four core proprietary brands, the Company continues to hold a leading position in the private label sector producing corporate brands for a number of major grocery and variety sector retailers. The Company also distributes the "VLESI(R)" and "MERIT(R)" range of adult incontinence products into the Australian market, primarily targeting the nursing home sector. This product range continued to show very strong growth in 2000.

ii.  Sales and Marketing

     The Australian combined grocery and pharmacy retail market for disposable baby diapers has grown by 2.9%, from $224 million in 1999 to $231 million in 2000 with the grocery sector showing growth. The Company now estimates that market utilization for disposable baby diapers is approximately 80%, which is below the level of other industrialized Western countries at over 85%. Branded products comprise approximately 90% of the Australian market, with the remaining 10% made up of private label products. The Company is currently the second largest manufacturer in Australia, with approximately 24% unit volume share of the disposable baby diaper market as measured by AC Nielsen for the combined grocery and pharmacy sectors. A major U.S.A. multi-national manufacturer is the market leader with approximately a 66% share of the same market sectors.

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

     Branded Products. The Company's branded products, "BABY LOVE(R)" and "LULLABY(R)" are targeted at the grocery and variety sectors. These two retail sectors accounted for an estimated 85% of all disposable baby diaper sales in Australia in 2000. These two sectors are highly concentrated, with over 80% of the sales volumes controlled by major retailers and wholesalers, being Woolworths, Coles Myer, Franklins and Australian Amalgamated Wholesalers. The Company utilizes marketing strategies focused on strong profit margins for retailers, combined with good product performance, unique product features and "value" retail price points for the consumer. These strategies also include state and national promotions targeting consumer trial while focusing on "below the line" promotional support for the retailers.

     The Company's branded products, "COSIFITS(R)" and "COSIES(R)" are targeted exclusively at the pharmacy sector. In 2000, the pharmacy sector accounted for an estimated 15% of all disposable baby diaper sales in Australia. This sector is highly fragmented and consists of a large number of small and independent pharmacies that have restricted retail space, offer a limited selection of diaper brands and do not have their own private label diaper programs. The Company has successfully pursued a strategy of encouraging these independent pharmacies to carry these two proprietary brands as "pharmacy only brands", which are supported by national advertising and promotion, and provide margins which are comparable to those typically offered by private label programs. The Company sells to all of the existing major wholesalers of pharmaceutical products in Australia. These wholesalers include Sigma Company Ltd., F.H. Faulding Wholesale, Australian Pharmaceutical Industries and Soul Pattinson. Each of the wholesalers also operate and manage specific marketing groups ("banner groups") which regularly promote the Company's products. The major national marketing groups include Amcal, Guardian, ChemMart, ChemWorld and Health Sense, among others.

     Private Label. Private label product is sold primarily in the grocery and variety sectors. In the grocery sector private label accounted for 11% of the total sales for disposable baby diapers in 2000(1). The Company had a 45% share of the total private label market in the grocery sector in 2000(2). Private label market data is not available for the variety sector, however the Company is recognized as a major supplier of private label products in this sector. The Company has private label programs with a number of major retail chains, including Target, Fossey's, Coles Supermarkets, Bi-Lo, Franklins, as well as other retailers. The Company has maintained and developed its leading market position within the private label sector by building close working partnerships with its retail chain customers. Its strategy is to proactively offer new product features with improved performance, while maintaining competitive pricing and high levels of customer service.

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

c.   Asia

i.   Products

     The Company manufactures disposable baby diapers primarily under its own brands in Asia. The Company's leading brands are "FITTI(R)" and "PET PET(R)", and economy brands are "BABY LOVE(R)", "COSIFITS(R)", "FITTI Basic", and "BABY JOY(R)". The Company also manufactures private labels on a selective basis. Both "FITTI(R)" and "PET PET(R)" enjoy substantial market share, are well supported by advertising and promotional activities, and are priced strategically lower than the major U.S. national brands and the Japanese brands sold in Asia. The Company's economy brands are basic products targeted to compete strictly on price and value with local brands.

     The Company manufactures and distributes adult incontinence products under its own brands "DISPO 123(TM)","HANDY(TM)" and "CERTAINTY(TM)". The Company also manufactures adult incontinence


(1) & (2) Source: AZTEC and AC Nielsen, April 2001 products in private labels. The "DISPO 123(TM)" product is an ultra anatomic diaper, featuring multi-strand leg elastics, frontal tape closure system and stand-up leg gathers. "HANDY(TM)" and "CERTAINTY(TM)" have similar features as "DISPO 123(TM)" except for the stand-up leg gathers and slight specification changes.

ii.  Sales and Marketing

     The Company continues to command strong market positions in the mature markets of both Hong Kong and Singapore. The Company enjoys first-mover advantages in most of the markets in the Asian region and has established invaluable brand image and strong positions for the Company's products. The Company continues to focus on expansion of sales in the PRC, Thailand, Malaysia and Indonesia by capitalizing on the increasing usage of disposable baby diapers that are well supported by strategic pricing and wisely designed advertising and promotional activities. The Company also sells its products in India and, to a lesser extent, Brunei, Vietnam and the Philippines.

     The volume of disposable baby diaper usage varies significantly in different markets, depending to a large extent on the level of per capita disposable incomes. The disposable baby diaper usage is relatively high in Hong Kong and Singapore. Although these two mature markets contracted since the aftermath of Asian financial turmoil, the Company has been able to pursue strategies to maintain its market share in these markets. Disposable baby diaper usage is relatively low in other Asian countries, but the Company believes that the usage will increase as income levels in these countries continue to increase.

     In Asia, the Company has identified Malaysia, the PRC, Thailand and Indonesia as the markets that will expand rapidly in the next decade. The Company's strategy is to offer a variety of premium branded products targeted to compete with major U.S. and Japanese brands and to offer economy brands to compete in the fastest growing segment of the markets. The Company also ensures flexibility in product features, packaging and marketing functions to satisfy the ever-changing needs and trends of the different markets in Asia.

     In Hong Kong, the Company has its own sales force. Its products are sold in all major pharmacy outlets and department stores which account for 65% of all disposable baby diaper sales, while the remaining 35% are sold in major retail supermarket and hypermarket chains such as Park'N Shop, Wellcome and China Resources Company. The disposable baby diaper market in Hong Kong has contracted due to low birth rates and a weak economy. Over 90% of the sales in Hong Kong are sales of "FITTI(R)" and "PET PET(R)" brands of products which collectively have around a 30% share of the market. The "FITTI(R)" and "PET PET(R)" brands are supported by strong advertising and promotion programs, which not only impact sales in the local market but also in the Pearl River Delta area of Guangdong province in the PRC.

     In Singapore, the disposable baby diaper market is mature but relatively small. The Company sells and distributes it products, which are almost all branded products, by its own sales force in major retail chains, department stores and hypermarkets.

     The disposable baby diaper market in Malaysia continues to grow particularly in the economy products segment. The Company's "FITTI(R)" and "PET PET(R)" brands of products have been selling in the market for many years; however, with the establishment of the manufacturing facility in Selangor,

Malaysia in 1999, the Company was able to compete with the local economy products manufacturers. The Company's economy brands, "COSIFITS(R)" and FITTI Basic, expanded rapidly and have gained a significant share in the economy segment of the market. The Company's products are distributed nationwide by its own sales forces directly to the major chain stores such as Tops, Store and Ocean, Giant, and Carrefour, as well as to the other secondary chain stores, independent supermarkets and to lower-end retail outlets.

     In the PRC, another fast growing market that the Company has identified, the Company's leading brands are distributed in hypermarkets, supermarkets, department stores and independent retail stores in most of the provinces, such as Guangdong, Fujian, Zhejiang and major cities, such as Guangzhou, Shenzhen, Shanghai and Beijing. To cope with the rapid development of foreign invested hypermarkets in the PRC, the Company cultivates good relationships with the major players like Carrefour, Wal-mart and Price-Mart, and the Company's products are listed and sold in these hypermarkets. The Company's sales operation in Beijing directly services the Beijing and Tianjin markets and will expand sales and distribution to northern markets such as Shandong and Liaoning provinces. The Company also established an operation in Shanghai to directly service the Shanghai market and serve as a logistic center for servicing the markets in the eastern part of the PRC. The Company has expanded its distribution network to the provinces in the mid-western part of the PRC, such as Sichuan, Chongqing, Yunan, Hunan and Hubei, and continues to expand its distribution network with the aim of covering all the provinces of the PRC. The Company plans to set up other sales operations in strategically selected cities that will enhance sales and distribution to local markets and other markets in the nearby vicinity. The Company's sales expansion in the PRC is well supported by strategic pricing and a tailor-made advertising and promotion program. The Company estimates that the current usage of disposable baby diapers in the PRC is around 5% and will grow in accordance with the anticipated rapid economic growth of the country.

     In Thailand, although the usage of disposable baby diapers is relatively low, the disposable baby diaper market has been growing rapidly in the past few years. The Company's major brands in the market are "FITTI(R)", "PET PET(R)" and "BABY LOVE(R)". The Company's sales have been increasing with the growth of the market and as a result of expanding the Company's distribution networks throughout the country. Over 70% of the Company's sales in Thailand were in the Bangkok metropolitan area, with the rest of the sales coming from the suburban provinces. The Company's products are distributed to supermarkets and department stores by its own nationwide sales force. The Company has been able to capitalize on the market growth and sustain a market share of about 16% in 2000. The Company also manufactures private label products for a supermarket chain. The Company's adult incontinence products are distributed to hospitals, supermarkets and department stores. The Company estimates that its share of the Thailand adult incontinence market was approximately 50% in 2000, a more than double increase in its share of the market in 1999. The Company is also expanding its sales of adult incontinence products in other Asian markets.

     The Company's brands "FITTI(R)" and "PET PET(R)" are the leading brands in
the Indonesian market.   With the joint venture manufacturing facility near
Jakarta, the Company is able to reduce its product costs as a result of an import duty exemption on raw materials and minimize the adverse effect of currency fluctuation. The Company's products are sold in all major hypermarkets and supermarket chains and its major competitors in the market are imported U.S. major brands.

     The Company presently is not keen to export its products to Japan, Taiwan and Korea because current non-tariff barriers and complex distribution arrangements make entry into these markets difficult for foreign products.

     In countries that have high rates of import duties on products and high risks of currency fluctuation, the Company believes that it is more efficient and economical to service their markets through domestic manufacturing facilities. The Company presently has manufacturing facilities in Hong Kong, Thailand, the PRC, Indonesia and Malaysia.

d.   Europe

i.   Products

     The Company manufactures and markets branded and private label disposable baby diapers in the United Kingdom. The Company's brands currently in production are "FITTI(R)", "COSIFITS(R)" and "CARES(R)". "FITTI(R)" is a value brand baby diaper with full features such as leg gathers, wetness indicator, printed backsheet, extra-dry sub-layer and mechanical fasteners. "COSIFITS(R)" and "CARES(R)" are economy brands featuring frontal tape and extra-dry sub-layer.

ii.  Sales and Marketing

     The U.K. retail disposable baby diaper market in 1999 was approximately $847 million. Approximately 87%(1) of the market was branded products and the rest was made up of various private label brands of retailers supplied by European diaper manufacturers.

     The Company focused on selling its branded products to regional retails and wholesalers by offering a value-oriented product with good profit margins and a high level of service. The Company also produces its own label for certain U.K. grocery chains.

6.   Dependent Patents, Licenses and Contracts

a.   Patents, Trademarks and Licenses

     Brand identification is an important element in marketing the Company's products, and the Company recognizes the importance of its trademarks to the success of its business. The Company has registered its major trademarks or has applications pending in each of the major markets in which its products are sold, and it has applications pending in several other countries for many of its other trademarks. As the Company decides to pursue opportunities in new markets, it seeks registration of the trademarks under which it will market its products in those countries.

     The Company has licenses to use certain patented technology relating to certain features of the disposable diapers it manufactures, including multi-strand leg elastics and the "Wetness Indicator" feature of the Company's products in the United States. In 1997, Procter & Gamble ("P&G") claimed that certain of the Company's diaper products infringe P&G patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G reached settlement of


(1)  FSA Survey U.K.

this claim for the United States market in 1998. On May 21, 2001, the Company entered into an agreement with P&G to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company's products in the Asian Pacific and Australian regions after December 31, 2000. The agreement encompasses fixed payments totaling $300,000 relating to the period prior to January 1, 2001 and payment of royalties based on a percentage of sales of certain products in the Asian Pacific region beginning January 1, 2001. The amount of $300,000 relating to periods prior to January 1, 2001 was recorded in the statement of operations for the year ended December 31, 2000 as a component of selling, general and administrative expenses. A similar agreement was entered into in 1998 relating to the North American region and resulted in a payment of $900,000 to P&G, recorded as a component of selling, general and administrative expenses in 1998, for infringement of patents prior to January 1, 1998, as well as payments of royalty fees based on a percentage of certain products sold after December 31, 1997 within the North American region.

b.   Contracts

     The Company is a contract manufacturer for certain customers to supply private label products for baby disposable diapers and adult incontinence products.

     The Company entered into financial contracts with certain Banks and Financial Institutions for various financing facilities of revolving working capital line, equipment leasing and term loans. The information required is contained in notes 10 and 11 of the Notes to Consolidated Financial Statements in the Annual Report to Shareholders, and is incorporated herein by reference.

     In March 2001, the Company entered into an amended financing agreement with the existing financial institution under which the Company received a Term Loan of $11,000,000 (the "Term Loan"), a capital expenditure line of up to $5,000,000, and a revolving credit facility (based on the lesser of a percentage of eligible accounts receivable and inventory or $15,000,000). Such financing was entered into in connection with the Company's purchase of certain assets of the North American operations of Drypers Corporation as discussed in Note 20. The Company borrowed the full amount of the $11,000,000 Term Loan, with interest payable at LIBOR plus 4.25% or prime plus 2.75% per year at the election of the borrower, and repaid the existing Term Note. The Term Loan is repayable in 60 monthly installments of principal in the amount of $183,000 plus interest and is collateralized by the Company's U.S. subsidiary's assets. In addition, the Company borrowed approximately $9,100,000 of the $15,000,000 revolving credit facility during March 2001. Among other things, the agreement contains certain restrictive covenants, including the maintenance of earnings before interest, taxes, depreciation, and amortization ("EBITDA") and tangible net worth, and places limitations on acquisitions, dispositions, capital expenditures, and additional indebtedness.

     In addition in March 2001, the company borrowed $15,000,000 under a term loan (the "$15 million Term Loan") from an overseas financial institution which is controlled by one of the Company's non-executive directors. The loan bears annual interest at a rate of 14.5% increasing to 17.5% if any amounts payable under the loan are nor repaid when due. Interest is payable monthly while principal is due in March 2002. The Company may prepay all or a portion of the loan after the six-month anniversary of the initial borrowing. The loan is secured by the Company's ownership interest in its Australian subsidiaries. In addition, the loan agreement contains certain restrictive covenants, including minimum tangible net worth and EBITDA of the Australian subsidiaries. The borrowings were guaranteed by the Company's Chairman and Chief Executive Officer.

     In conjunction with the $15 million Term Loan, the Company committed to issue share purchase warrants to the lender. The warrants will allow the lender to purchase Ordinary Shares of the Company at a price of $0.01 per share. The number of warrants issued will equal 0.75% of the Company's diluted Ordinary Shares outstanding for each month any portion of the principal balance of the loan is outstanding. However, in no event will the lender receive warrants which grant the lender the right to purchase less than 4.5% of the Company's diluted stock. The fair value of the warrants will be amortized over the term of the loan as interest expense.

     Under the Sale and Purchase agreement between Associated Hygienic Products LLC as buyer and Drypers Corporation as seller, dated March 15, 2001, and pursuant to the order of the U.S. Bankruptcy Court based in Houston, Texas, the buyer agreed to buy and the seller agreed to sell its North America assets for $38.5 million. This transaction closed March 14, 2001.

7.   Competition

     The disposable baby diaper industry is dominated worldwide by the brands of two major U.S. manufacturers : P&G and KC. The market position of these manufacturers, relative to the Company, varies from one geographic area to another, but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence and gain substantial market share in any of their marketing areas. Despite the disparity in relative strength, however, the Company has been able to secure its position in the face of very strong competition from the industry leaders by remaining innovative, flexible and financially responsible.

a.   North America

     The North American disposable baby diaper market remains dominated by the brands of the two major U.S. manufacturers: P&G and KC. Their combined market share of the disposable baby diaper market is 79%; including the disposable training pant, youth pant and swim pant segments. Total category unit sales are declining at a rate of about 8%, with volume continuing to shift from the grocery and drug classes of trade to the mass merchandisers. Consumers continue to move to larger packs for a lower price and more savings. These two major manufacturers continued their strategy of driving their business with aggressive retail pricing, rather than competing solely on the basis of consumer-driven marketing programs and product innovations. An increasing number of major retailers remain concerned with the negative impact that the advertised brands' strategy has had on their own private label sales and margins, and some continue to take corrective actions to protect their own brands. All of the moves made by the advertised national brands have resulted in lower retail prices and the narrowing of retail price spreads between the advertised brands and private label offerings. Manufacturers and retailers alike are waiting anxiously to see how long this price strategy can be maintained in the face of continuous reductions in gross profit margins. The Company has positioned itself well to compete even if conditions remain the same.

     The continued moves by the major manufacturers to keep retail prices depressed, promote aggressively and keep retailers satisfied with minimal margins in favor of sales volume, have put serious sales and margin pressures on smaller brand and private label manufacturers. In response to this competitive activity, the Company has reallocated its promotional spending and has maintained a strategy in line with "everyday low prices", targeted trade promotions, enhanced product features and tightened cost controls. This strategy on its core "FITTI(R)" and "CUDDLES(R)" brands has allowed the Company to protect its share in critical markets and expand its private label base of business.

     In the adult incontinence arena, the Company is in an excellent competitive position, having the capability to provide key retailers, institutions and consumers with product technology that is superior to what other manufacturers can currently provide. There is an added advantage that comes from the demand for better products in order to meet the performance and comfort requirements of incontinent consumers. In spite of the tough competitive climate, overall margins in the adult segment remain better than in baby products.

b.   Australia

     The major competition faced by the Company in Australia is from Kimberly-Clark Australia ("KCA"). KCA dominates the disposable baby diaper market in Australia, with a 2000 estimated market unit volume share of 66% as measured by AC Nielsen for the combined grocery and pharmacy sectors. The Company believes it is able to compete successfully in Australia with its strategies of targeting different brands to different retail sectors, its ability to provide attractive retail profit margins for its customers and its ability to offer consumers competitive quality products with unique features at value retail price points. It also benefits from the desire of its retail customers for an alternative supplier to KCA for national brand diapers, and for a quality domestic supplier for their private label brands.

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

d.   Europe

     In the United Kingdom, the disposable baby diaper market continues to be dominated by P&G, which has a market share of approximately 54%, and KC, which has a market share of approximately 33%. Both companies continued heavily promoting and discounting their brands in the U.K. market. Due to such consistent promotion activities, the private label brands have been reduced to a level of about 8% market share. The Company believes that, by pursuing a flexible brand strategy of supplying both branded and private label in disposable baby diapers, it will be able to maintain its share and volume in the U.K. market. In this competitive environment, the cost increase of the Company's product due to the increase of pulp prices could not be passed on.

8.   Government Regulations

a.   Customs and Import Duties

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

b.   Environment

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

c.   Insurance

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

C.   Organizational Structure

     The Company's significant subsidiaries are:

Name                                                 Country of Incorporation         Ownership Interest
Advance Medical Supply Company Limited               Thailand                                100%
Associated Hygienic Products Inc.                    Wisconsin, USA                          100%
Associated Hygienic Products LLC                     Delaware, USA                           100%
Disposable Soft Goods (Malaysia) Sdn. Bhd.           Malaysia                                100%
Disposable Soft Goods (S) Pte Limited                Singapore                               100%
Disposable Soft Goods (UK) Plc.                      U.K.                                    100%
Disposable Soft Goods (Zhongshan) Limited            PRC                                     100%
Disposable Soft Goods Limited                        Hong Kong                               100%
DSG (Malaysia) Sdn. Bhd.                             Malaysia                                100%
DSG International (Thailand) Limited                 Thailand                                 80%
DSG Pty. Limited                                     Australia                               100%
PT DSG Surya Mas                                     Indonesia                                60%

D.   Description of Property

     The Company operates eleven manufacturing facilities, with plants located in: the United States at Duluth, Georgia (near Atlanta) and at Oconto Falls, Wisconsin; Hong Kong; Melbourne, Australia; Chesterfield, U.K.; Zhongshan, Guangdong, PRC; Bangkok, Thailand; Jawa Barat, Indonesia; and Selangor, Malaysia. The manufacturing facilities of the newly acquired operations are in Marion, Ohio and Vancouver, Washington.

     The Company utilizes an aggregate of approximately 1,639,216 square feet of space in its manufacturing operations. The Company believes that its plant facilities, with the acquisition of the North America operations of Drypers Corporation, are adequate for its present operations.

     The Company operates 39 productive disposable baby diaper machines and adult incontinence machines, including 9 newly added machines from the acquisition of the Drypers assets. The gross productivity of the machines range from 350 pieces to 600 pieces per minute for disposable baby diaper and 200 to 300 pieces per minute for adult incontinence. The productivity of the machines is dependent on the machine types, sizes and packing configurations of the products.

     The following table summarizes the physical properties that are used by the Company in its manufacturing and distribution operations:

                                                                   Approximate                       Lease
                                                                      Size             Owned/       Expiration       Productive
Location                                           Use             (Sq. Feet)          Leased          Date          Capacity(1)
--------------------------------------------  -------------    -------------------  ------------  ---------------   ------------
Duluth, GA                                    Manufacturing               226,625      Owned      N/A                    8
Melbourne, Australia                          Manufacturing               179,200      Owned      N/A                    5
Jawa Barat, Indonesia                         Manufacturing               174,000      Leased     Sep. 2027              1
Oconto Falls, WI                              Manufacturing               165,684      Owned      N/A                    5
Zhongshan, PRC                                Manufacturing               122,321      Leased     Oct. 2044              3
Hong Kong                                     Manufacturing                70,895      Leased     Jun. 2001              2
Bangkok, Thailand                             Manufacturing                68,805      Owned      N/A                    2
Chesterfield, U.K.                            Manufacturing                65,000      Leased     May 2008               2
Selangor, Malaysia                            Manufacturing                46,686      Leased     Jan. 2002              2
Marion, Ohio                                  Manufacturing               440,000      Leased     Oct. 2002              7
Vancouver, Washington                         Manufacturing                80,000      Leased     Jul. 2001              2
Bangkok, Thailand                             Office                       22,822      Leased     Dec. 2000              -
Singapore                                     Office                       14,500      Leased     May 2001               -
London, U.K.                                  Office                        3,500      Owned      N/A                    -
Shanghai, PRC                                 Office                        1,800      Leased     Sep. 2002              -
Beijing, PRC                                  Office                          868      Leased     Oct. 2002              -
Houston, TX                                   Office                       36,000      Leased     Sep. 2001              -

(1) Refers to the number of diaper machines per location.

Item 5.  Operating and Financial Review and Prospects.

A.   Operating Results

     The information required is contained in the Consolidated Statements of Operations of the Annual Report to Shareholders, and is incorporated herein by reference.

B.   Liquidity and Capital Resources

     The information required is contained in pages 15 and 16 of the Annual Report to Shareholders, and is incorporated herein by reference.

C.   Research and Development, Patents and Licenses

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

D.  Trend Information

1.  Industry Trends

     The Company believes that the most significant industry trends are:

     . fluff wood pulp cost and other raw materials cost increased in 2000, however, it is expected that increase in fluff wood pulp cost will slow down in 2001;
     . increasing demand for mechanical closure tape and cloth-like breathable backsheet products, which the Company is meeting through modifications to its machinery;
     . the domination of industry leaders in most of the markets putting pressure on retailers' margins, which the Company is finding difficult to respond to by providing retailers with higher profit margins in the current highly competitive market conditions.

     The Company is unable to predict whether the other trends noted above would have a material effect on its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

2.  Inventory Practice and Order Backlog

     The disposable diaper industry is generally characterized by prompt delivery by manufacturers and rapid movement of the product through retail outlets. The lead time between placing an order and shipment to the local customer averages five to ten days. The Company maintains varying levels of raw material and finished product inventory depending on lead-time and shipping schedules. The Company's inventory levels generally vary between three to six weeks. Due to the short lead time between order and delivery of product, the Company does not maintain a significant backlog.


Item 6.  Directors, Senior Management and Employees.

A.   Directors and Senior Management

     The directors and executive officers of the Company are:

Name                              Age                         Present Position
-------------------------         ---  ------------------------------------------------------
Brandon Wang                       55  Director, Chairman of the Board and President
Philip Leung                       53  Director and Vice President
Johnny Tsui                        60  Director, Vice President and Secretary
Patrick Tsang                      55  Director and Vice President
Terence Leung                      50  Director, Vice President and Chief Financial Officer
Peter Chang                        55  Director and Vice President
Owen Price                         75  Director
Anil Thadani                       55  Director
Allister McLeish                   61  Director

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

     Allister McLeish became a director in October 2000. He previously served as a non-executive director in the 1970's of one of the Company's subsidiaries in Hong Kong. Mr. McLeish is a Scottish chartered accountant and a chartered management accountant who recently retired from a publicly listed industrial chemicals group, Yule Catto & Co. Plc., where he had held the position of finance director for the past twenty years. Mr. McLeish has had over forty years' experience with internationally based manufacturing companies and has worked in the U.K. and in several Far Eastern countries.

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

B.  Compensation

     In 2000 the aggregate remuneration paid by the Company and its subsidiaries to all directors and officers of the Company as a group (9 persons) for services in all capacities was approximately $4,811,663.

C.  Board Practices

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

     Neither the Company nor any of its subsidiaries provide benefits for directors upon termination of employment.

     During 2000, the Company's Audit Committee consisted of Anil Thadani, Owen Price and Allister McLeish. The principal functions of the Audit Committee are
(i) to recommend the independent auditors to be employed by the Company; (ii) to consult with the independent auditors with regard to the plan of audit; (iii) to review, in consultation with the independent auditors, their audit report or proposed audit report; and (iv) to consult with the independent auditors with regard to the adequacy of the Company's internal accounting controls. The Company's Audit Committee met once in 2000.

     During 2000, the Company did not appoint a remuneration committee.

D.   Employees

     The Company has a total of approximately 1,415 full time employees at its manufacturing facilities as of December 31, 2000:-

                        2000                     1999                     1998
------------------------------------------------------------------------------
North America            383                      399                      482
------------------------------------------------------------------------------
Australia                218                      181                      186
------------------------------------------------------------------------------
Asia Pacific             760                      508                      256
------------------------------------------------------------------------------
Europe                    54                      126                      196
------------------------------------------------------------------------------
Total                  1,415                    1,214                    1,120
------------------------------------------------------------------------------

     The Company does not have a significant number of temporary employees.

     The Company considers its relationships with its employees to be good in all of its plants, and none of the Company's plants has ever experienced any material work stoppage.

     The Company believes that all of its manufacturing facilities are in compliance with applicable occupational, health and safety legislation.

     In March 2001, the total full time employees of the Company increased by approximately 500 as a result of the acquisition of the North America operations of Drypers Corporation.

E.  Share Ownership

     For information concerning the beneficial ownership of the Company's Ordinary Shares by Directors and Senior Management and major shareholders, see
Item 7 of this Report.

     The Company has not granted the directors, senior management and employees options to purchase shares of the Company.

     In conjunction with the $15 million Term Loan in Note 11 to Consolidated Financial Statements, the Company committed to issue share purchase warrants to the lender for Ordinary Shares of the Company at a price of $0.01 per share. The number of warrants issued will equal 0.75% of the Company's diluted Ordinary Shares outstanding for each month any portion of the principal balance of the loan is outstanding. However, in no event will the lender receive warrants which grant the lender the right to purchase less than 4.5% of the Company's diluted Ordinary Shares. The fair value of the warrants will be amortized over the term of the loan as interest expense.

Item 7.  Major Shareholders and Related Party Transactions.

A.   Major Shareholders

     As of December 31, 2000, the total number of record holders was 33, of which 23, representing 41.29% of the Company's Ordinary Shares, were in the United States.

     The Company is not owned or controlled by another corporation or by any foreign government. The following table sets forth information regarding beneficial ownership of the Ordinary Shares of the Company by each person who on December 31, 2000 is known by the Company to own 5% or more of the Company's outstanding Ordinary Shares and by all directors and officers as a group.

                                                                                 Ordinary Shares
                                                                                Beneficially Owned
                                                                        ---------------------------------
Name of Beneficial Owner                                                 Number                 Percent
------------------------                                                ---------              ----------
10% or more shareholders (Brandon Wang) .......................          3,321,680 (1)            49.77%
Directors and officers as a Group (9 persons) .................          4,171,846 (1)            62.50%
FMR Corp.......................................................            512,500                 7.68%
Philip Leung...................................................            234,000                 3.51%
Johnny Tsui....................................................            234,000                 3.51%
Peter Chang....................................................            124,000                 1.86%
Patrick Tsang..................................................            122,000                 1.83%
Terence Leung..................................................            117,000                 1.75%
Anil Thadani...................................................             19,166                 0.29%
Owen Price.....................................................                  -                    -
Allister McLeish...............................................                  -                    -
Benedict Wang..................................................            123,000 (2)             1.84%
S L Wang.......................................................            117,000 (2)             1.75%

(1) Includes 140,580 Ordinary Shares owned by Brandon Wang's wife, Eileen Wang, as to which he disclaims beneficial ownership.
(2) Includes 123,000 Ordinary Shares owned by Benedict Wang's wife, Suk Yee Heyley Sham, as to which he disclaims beneficial ownership; and 117,000 Ordinary Shares owned by S.L. Wang's wife, Pei Fang Wang, as to which he disclaims beneficial ownership.

     Brandon Wang and seven other members of Management own more than 50% of the Company's outstanding Ordinary Shares and, acting together, are able to control the election of the Board of Directors, and thus the direction and future operations of the Company, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional

Ordinary Shares and other securities, in each case without the supporting vote of any other shareholder of the Company. In addition, Brandon Wang is a controlling shareholder of the Company and thus may be deemed to be a parent of the Company under the rules and regulations of the Securities Exchange Act of 1934.

     The Company knows of no arrangements the operation of which may at a subsequent date result in a change in control of the Company.

B.   Related Party Transactions

     The information required is contained in note 12 of the Notes to Consolidated Financial Statements in the Annual Report to Shareholders, and is incorporated herein by reference.

     The following table sets forth the aggregate amount of loans made by the Company to Brandon Wang, the founder, principal shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary since January 1, 1996:

                                              Loan balance                                      Balance
                                              at beginning       Loans           Loans           at end
                                                of year         extended         repaid         of year
                                           ----------------------------------------------------------------
                                                                 (dollars in thousands)
Year ended December 31, 2000                   $2,811           $10,744          $1,943         $11,612
Year ended December 31, 1999                   $3,472           $ 1,879          $2,540         $ 2,811
Year ended December 31, 1998                   $  607           $ 3,372          $  507         $ 3,472

     In 2000, 1999 and 1998 the Company advanced $10.7 million, $1.9 million, and $3.4 million, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes bearing interest at a rate equal to 1.5% over the London Inter-Bank Offered Rate (LIBOR) or such other rate that the Board of Directors and the borrower shall agree upon in writing. The rate of interest was reviewed quarterly and adjusted, if necessary. In January 2000, the Company's U.S. subsidiary borrowed amounts under a term loan facility which was used to repay the balance of a loan payable by Brandon Wang to a bank, amounting to $5.3 million. This amount has been aggregated with the receivable from Brandon Wang which amounted to $2.8 million at December 31, 1999. The resulting note payable by Brandon Wang is repayable on demand and carries the same interest terms as those of the existing promissory notes. Brandon Wang is required to provide collateral of shares of the Company held by him, such amount to be not less than 125% of the amount due under the notes. During 2000, 1999 and 1998, Brandon Wang and a trust controlled by him repaid $1.9 million, $2.5 million, and $0.5 million, respectively, to the Company. Interest of $0.5 million, $0.2 million, and $0.09 million was charged on these advances in 2000, 1999 and 1998, respectively. The loans to Brandon Wang are currently being treated as a reduction in shareholders' equity.

Item 8.  Financial Information

A.   Consolidated Statements and Other Financial Information

     Our Consolidated Financial Statements are set forth under Item 18.

DIVIDENDS AND DIVIDEND POLICY

     It is the Company's general policy to determine the actual annual amount of future dividends based upon the Company's growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Ordinary Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period. The Company did not pay any dividends in 2000, 1999 and 1998.

LEGAL PROCEEDINGS

     The Company and its subsidiaries are from time to time involved in routine legal matters incidental to their business.

     In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court, Middle District of Georgia. The complaint alleges that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the "Defendants") have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the plaintiffs; and theft by the Defendants of the plaintiffs' trade secrets concerning the waistband applicator. The plaintiffs seek an injunction, compensatory, punitive and exemplary monetary damages in an unspecified amount, and attorneys' fees. On June 27, 2001, a jury returned a verdict and awarded $4.0 million in damages and also provided for potential enhanced damages against the Company up to an additional $7.0 million. The Company will file post trial motions to overturn the jury verdict and, if necessary, will appeal the verdict to the U.S. Court of Appeals for the Federal Circuit. The Company believes that it is reasonably possible that it will be successful in overturning the jury verdict. Accordingly, the jury award has not been recorded in the Company's consolidated financial statements. Unsuccessful resolution of the above litigation resulting in a significant assessment against the Company may result in the Company violating certain covenants of its debt agreements. This would give the lenders the right to demand payment of outstanding amounts unless the lenders waive their rights under the debt agreements. Demand for payment by the lenders and the need to pay the award to the plaintiff would require the Company to secure other financing sources to meet its obligations. The Company has advised the lenders of the recent jury verdict and its intention to pursue a post trial motion to overturn the decision and, if necessary, file an appeal. While the Company believes that it is reasonably possible that it will be successful in overturning the jury verdict, the outcome of this litigation is uncertain.

     A claim has been made by Ms. Rhonda Tracy, the owner of U.S. Patent No. 5,797,824 for disposable diapers with a padded waistband and leg holes, asserting that the Company has been manufacturing and/or selling diapers which infringe her patent. No lawsuit has been filed against the Company to date.
The Company, however, has filed a lawsuit against Ms. Tracy in the U.S. district court for the Northern District of Georgia for a declaration that her patent is invalid and/or not infringed. The Company's case is presently stayed pending an action Ms. Tracy has filed against Jewel Food Stores, Inc., American Stores Company, WalMart Stores, Inc., Dominick's Finer Foods, Inc., Drypers Corporation, Kimberly-Clark Corporation and Tyco International, Ltd. in the U.S. district court in the Northern District of Illinois claiming infringement of her patent. The Company is unable to determine whether Ms. Tracy will file a lawsuit against the Company, and if so, the impact of the ultimate outcome of this matter. The Company denies any liability relating to this matter and intends to pursue its case against Ms. Tracy and vigorously defend itself if a lawsuit is filed.

B.   Significant Changes

     The information required is contained in Note 13 and Note 20 of the Notes to Consolidated Financial Statements.

Item 9.  Stock Price History.

A.  Listing Details

     The Company's Ordinary Shares are listed on the NASDAQ National Market System under the trading symbol DSGIF, and are not listed for trading in any foreign trading market.

ORDINARY SHARE PRICE:

                                   2000          1999          1998          1997          1996
                                 ------       -------        ------       -------       -------
High                             $7.000       $10.625        $9.500       $17.250       $15.500
Low                               4.000         2.750         2.813         7.375        10.250

                                      2001                        2000                         1999
                                     ------                      ------                      -------
Quarter                        High          Low           High          Low           High           Low
-------------------------  ------------  ------------  ------------  ------------  -------------  ------------
First                            $7.906        $4.063        $7.000        $5.500        $ 3.500        $2.750
Second                                -             -         5.938         4.750          9.000         3.250
Third                                 -             -         5.500         4.000         10.625         7.000
Fourth                                -             -         5.563         4.000          9.063         5.250

                       Apr 2001       Mar 2001       Feb 2001       Jan 2001       Dec 2000       Nov 2000
                     -------------  -------------  -------------  -------------  -------------  -------------
High                        $7.125         $7.906         $5.500         $4.438         $4.875         $5.563
Low                          5.500          4.750          4.063          4.063          4.000          4.625

B.   Plan of Distribution

     Not applicable.

Item 10.  Other Information.

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

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

1.   General

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

2.   Dividends

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

     The Company did not pay any dividend in 2000.

3.   Voting Rights

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

4.   Restrictions on Transfer and Voting; Redemption of Ordinary Shares

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

5. Rights of Shareholders under British Virgin Islands Law may be less than in U.S. Jurisdictions

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

6.   Directors

     Under the Company's Articles of Association, the subscribers to the Memorandum of Association must appoint the first directors, and thereafter the directors may be appointed by the shareholders, or by the directors to fill a vacancy or as an addition to the existing directors. Directors may be removed, with or without cause, by a resolution of the shareholders of the Company, or with cause by a resolution of the other directors.

7.   Powers of Directors

     The business and affairs of the Company is managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with the Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

     The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

     Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Memorandum, the Articles, or the Act.

     The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to the Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or for summoning a meeting of members.

     The directors may, by resolution of directors, exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed, or as security for any debt, liability or obligation of the Company or of any third party.

     All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

     The Company may determine by resolution of directors to maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance: (a) the sum secured; (b) the assets secured; (c) the name and address of the mortgagee/chargee or other encumbrancer; (d) the date of creation of the mortgage, charge or other encumbrance; and (e) the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.

     The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.

8.   Quorum

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

9.   Resolutions

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

10.  Rights in a Winding-up

     Holders of Ordinary Shares are entitled to participate in proportion to their holdings in any distribution of assets after satisfaction of liabilities to creditors in a winding-up.

11.  Authorized but Unissued Shares

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

12.  Transfers of Ordinary Shares

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

13.  New Issues of Ordinary Shares

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

     In addition, the Board of Directors may, without further shareholder action, designate any of the authorized but unissued Ordinary Shares as preferred shares by amending the Company's Memorandum of Association. Upon filing such amendment with the BVI Registrar of Companies, the Board of Directors would have authority to fix the dividend rights and rates, voting rights, redemption provisions and liquidation preference, all of which may take precedence over comparable rights of the existing Ordinary Shares.

14.  Merger; Dissenters' Rights

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

15.  Joint Shareholders

     If two or more persons who hold shares jointly are present at a meeting in person or by proxy they must vote as one. Dividends and notices may be paid or sent, in the case of joint holders, to any one of the persons named as joint shareholders in the register of members.

16.  Fiduciary Responsibilities

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

17.  Indemnification of Officers and Directors

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

18.  Transfer Agent and Registrar

     Mellon Investor Services, LLC serves as the Transfer Agent and Registrar for the Ordinary Shares.

C.   Material Contracts

     The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any subsidiary of the Company is a party, for the two years immediately preceding the filing of this report, and which are filed as Exhibits hereto:

     Sale and Purchase Agreement between DSG TEK Limited, a wholly owned subsidiary of the Company as seller and IVF Hartmann AG as buyer dated October 20, 2000 under which the seller sells to the buyer all shares of Vlesia AG , a wholly own subsidiary of the seller, for the consideration of Swiss

Franc 8.5 million.

     Loan and Security Agreement between Associated Hygienic Products LLC as borrower and Foothill Capital Corporation as lender dated March 14, 2001 under which the lender agrees to make a term loan, a capital expenditure line and revolver advances to the borrower up to US$31.0 million. See Dependent Patents, Licenses and Contracts in Item 4.B.6 and Note 11 of the Notes to Consolidated Financial Statements.

     Short Term Financing Agreement between DSG International Limited as borrower and Breakers Investment Holding Limited as lender dated March 14, 2001 under which the lender agrees to make a term loan of $15.0 million to the borrower. DSG International Limited will grant the lender warrants priced at $0.01 per share for 0.75% of the Company's fully diluted Ordinary Shares for each month up to a total of 9.0% of the Company's fully diluted Ordinary Shares whilst any part of the loan is outstanding. Regardless of the repayment or any prepayment of this loan, in no event will the lender receive warrants equivalent to less than 4.5% of the Company's fully diluted Ordinary Shares.

     Sale and Purchase agreement between Associated Hygienic Products LLC as buyer and Drypers Corporation as seller dated February 20, 2001 under which and pursuant to the order the U.S. Bankruptcy Court based in Houston, Texas the buyer agrees to buy and the seller agrees to sell its North America Assets for $38.5 million. This transaction closed March 14, 2001.

D.   Exchange Controls

     There are no exchange control restrictions on payment of dividends, interest, or other payments to nonresident holders of the Company's securities or on the conduct of the Company's operation in Hong Kong, where the Company's principal executive offices are located or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls and the Company believes that such controls will not have a material effect on the Company's liquidity or cash flow.

E.   Taxation

     The following discussion is a summary of certain anticipated U.S. federal income tax and BVI tax consequences of ownership of Ordinary Shares of the Company. The discussion does not address all possible tax consequences relating to ownership of Ordinary Shares and does not purport to describe the tax consequences applicable to all categories of owners, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S. and non-BVI) tax laws. Accordingly, each shareholder should consult its own tax advisor regarding the particular tax consequences to it of its ownership of the Ordinary Shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

1.   United States Federal Income Taxation

     The following discussion only addresses the U.S. federal income taxation of a U.S. person (e.g., an individual who is a citizen or resident of the U.S., a U.S. corporation, an estate subject to U.S. tax on all of its income regardless of source, and a trust if a court within the U.S. may exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control substantial decisions of the trust) (a "U.S. Investor") owning Ordinary Shares. In addition, the following discussion does not address the tax consequences to a person who owns (or will own) directly, indirectly or constructively, 10% or more of the Ordinary Shares (a "10% Shareholder"). Non-U.S. persons and 10%

Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to ownership of the Ordinary Shares.

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

a.   Personal Holding Companies

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

b.   Foreign Personal Holding Companies

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

c.   Passive Foreign Investment Companies

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

d.   Controlled Foreign Corporations

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

e.   United States Backup Withholding

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

2.   British Virgin Islands Taxation

     Under the laws of the BVI as currently in effect, a holder of Ordinary Shares who is not a resident of the British Virgin Islands is exempt from BVI income tax on gains realized during that year on sale or disposal of such shares; the British Virgin Islands does not impose a withholding tax on dividends paid by the Company.

     There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands. In addition, the Ordinary Shares are not subject to any transfer taxes, stamp duties or similar charges in the BVI.

     There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands, nor is any such treaty or convention currently being negotiated.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statement by Experts

     Not applicable.

H.   Documents on Display

     The Annual Report on Form 20-F of DSG International Limited as filed with the Securities and Exchange Commission and Exhibits thereto and documents referenced therein will be made available upon request to:

                         Office of the Secretary
                         DSG International Limited
                         17/F Watson Centre
                         16-22 Kung Yip Street
                         Kwai Chung, Hong Kong


Item 11.  Quantitative and Qualitative Disclosures about Market Risk

A.   Currency Fluctuation

1.   Exchange Rate Information

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

     The exchange rate in the Asian countries stabilized in 2000 and the exchange rate of Australian dollars and some European currencies such as Swiss Franc and Belgian Franc devalued in 2000 compared with 1999. The Company anticipates that the economies of the Asian countries are recovering which will strengthen the Company's foundation for market expansion in the region. The Company is unable to predict whether the trends noted above would have a material effect on its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

2.   Exchange Rate Fluctuation

                                               2000                                      1999
                                             --------                                  --------
                                 High          Low         Average         High          Low         Average
                             ------------  ------------  ------------  ------------  ------------  ------------
First quarter
-------------
Australian dollar                  1.63          1.56          1.60          1.60          1.58          1.59
Malaysian Ringgit                  3.80          3.80          3.80          3.79          3.79          3.79
Singapore dollar                   1.71          1.70          1.71          1.73          1.68          1.71
Thai Baht                         37.82         37.44         37.64         37.47         36.76         37.16
Indonesian Rupiah              7,782.50      7,072.91      7,311.20      8,610.00      8,609.22      8,609.74
Swiss Franc                        1.67          1.64          1.65          1.48          1.41          1.44
Pound Sterling                     0.63          0.62          0.62          0.62          0.61          0.62
Belgian Franc                     42.15         41.03         41.56         37.45         35.25         36.37
Deutsche Mark                      2.04          1.99          2.01             -             -             -
Hong Kong dollar                   7.78          7.78          7.78          7.76          7.75          7.76
Renminbi                           8.30          8.30          8.30          8.30          8.30          8.30

Second quarter
--------------
Australian dollar                  1.75          1.65          1.70          1.53          1.51          1.52



                                               2000                                      1999
                                             --------                                  --------
                                 High          Low         Average         High          Low         Average
                             ------------  ------------  ------------  ------------  ------------  ------------
Malaysian Ringgit                  3.80          3.80          3.80          3.79          3.79          3.79
Singapore dollar                   1.73          1.70          1.72          1.72          1.69          1.70
Thai Baht                         39.26         37.94         38.74         37.09         36.63         36.89
Indonesian Rupiah              8,661.33      7,788.20      8,369.29      8,616.67      7,052.73      8,093.80
Swiss Franc                        1.72          1.64          1.68          1.54          1.51          1.52
Pound Sterling                     0.67          0.64          0.65          0.64          0.62          0.63
Belgian Franc                     44.05         42.62         43.30         38.93         37.81         38.41
Deutsche Mark                      2.14          2.07          2.10          1.89          1.87          1.88
Hong Kong dollar                   7.79          7.79          7.79          7.76          7.75          7.75
Renminbi                           8.30          8.30          8.30          8.30          8.30          8.30

Third quarter
-------------
Australian dollar                  1.83          1.69          1.76          1.58          1.51          1.54
Malaysian Ringgit                  3.80          3.80          3.80          3.79          3.79          3.79
Singapore dollar                   1.74          1.71          1.73          1.71          1.68          1.69
Thai Baht                         42.26         40.78         41.43         41.48         36.91         38.85
Indonesian Rupiah              8,667.22      8,663.33      8,664.93      8,631.44      7,056.18      7,817.48
Swiss Franc                        1.73          1.67          1.71          1.52          1.48          1.51
Pound Sterling                     0.69          0.67          0.68          0.63          0.61          0.62
Belgian Franc                     45.54         43.54         44.71         38.27         37.51         37.96
Deutsche Mark                      2.21          2.11          2.17          1.86          1.82          1.84
Hong Kong dollar                   7.80          7.79          7.80          7.77          7.76          7.76
Renminbi                           8.30          8.30          8.30          8.30          8.30          8.30

Fourth quarter
--------------
Australian dollar                  1.94          1.80          1.88          1.57          1.54          1.55
Malaysian Ringgit                  3.80          3.80          3.80          3.79          3.79          3.79
Singapore dollar                   1.75          1.73          1.74          1.67          1.66          1.66
Thai Baht                         43.63         43.14         43.42         38.66         37.37         38.23
Indonesian Rupiah              8,667.56      8,666.44      8,666.89      7,066.18      7,063.91      7,064.97
Swiss Franc                        1.80          1.63          1.73          1.59          1.52          1.56
Pound Sterling                     0.71          0.67          0.69          0.62          0.61          0.62
Belgian Franc                     47.80         43.28         46.01         39.82         38.41         39.28
Deutsche Mark                      2.32          2.10          2.23          1.93          1.85          1.90
Hong Kong dollar                   7.80          7.80          7.80          7.77          7.77          7.77
Renminbi                           8.30          8.30          8.30          8.30          8.30          8.30

3.   Forward-Looking Statements

     The Company continues to expand its markets in the Asian region and the Company expects that its market share in the region will increase. The Company expects that the exchange rate of the currency of certain countries in the Asia Pacific region will fluctuate in greater magnitude in 2001. The cost of raw materials, primarily fluff wood pulp cost will be stable.

     From time to time, the Company may make certain statements that contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995). Words such as "anticipate", "estimate", "project", "believe" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements may be made by management orally or in writing, including, but not limited to, in press releases, as part of the Operating and Financial Review and Prospects and as part of other sections of this Annual Report on Form 20-F and the Company's other filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

     Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including without limitation those identified below. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results of current and future operations may vary materially from those anticipated, estimated or projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their respective dates.

B.   Foreign Currency Risk

     As of December 31, 2000, the Company had no open forward contracts or option contracts. The Company's cash on hand as of December 31, 2000 was $10,327,000 of which $2,691,000 equivalent was held in various foreign currencies such as the Australian Dollar, Hong Kong Dollar, Renminbi, Thai
Baht, Malaysian Ringgit, Indonesian Rupiah, Singapore Dollar and Pound Sterling. The US$ equivalents of the cash in foreign currencies may vary subject to exchange rate fluctuation.

C.   Interest Rate Fluctuations

     The Company's interest expenses and income are sensitive to change in interest rates. The Company had short term debts and long term debts of $22,233,000 bearing various interest rates, and any fluctuation in the interest rate will have direct impact on the Company's interest expenses.

     As of December 31, 2000, no borrowings consisted of floating rate borrowings.

     The Company will be exposed to interest rate fluctuations on any borrowings under the Loan Facility and any change in interest rate could affect its results of operations and cash flows. The potential effect of a hypothetical 0.5% increase in interest rate for year 2000 outstanding indebtedness would be a reduction in cash flows of approximately $111,000 and a reduction in net income of approximately $74,000.

Item 12.  Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13.  Defaults, dividend Arrearages and Delinquencies.

     Not applicable.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.


Item 15.  [Reserved]


Item 16.  [Reserved]

PART III

Item 17.  Financial Statements.

     Financial statements are presented in Item 19.A.

Item 18.  Financial Statements.

     The information required by Item 18 is contained in Item 19.A.

Item 19.  Financial Statements and Schedules and Exhibits.

A.   Financial Statements

     The following financial statements are contained in the Annual Report to Shareholders at the pages referred to below, which pages are incorporated herein by reference:

                                                                                                  Page
                                                                                                --------

Management Report............................................................................         19
Independent Auditors' Report.................................................................         20
Consolidated Statements of Operations and Comprehensive Income for the three years ended
December 31, 2000............................................................................         21
Consolidated Balance Sheets as of December 31, 2000 and 1999.................................      22-23
Consolidated Statements of Cash Flows for the three years ended December 31, 2000............      24-25
Consolidated Statements of Shareholders' Equity for the three years ended December 31, 2000..         26
Notes to Consolidated Financial Statements...................................................      27-40

B.   Financial Statement Schedule

     Schedule 1 - Condensed Financial Information

                                                                                                  Page
                                                                                                --------

Unconsolidated Statements of Operations for the three years ended December 31, 2000.........         1
Unconsolidated Balance Sheets as of December 31, 2000 and 1999..............................         2
Unconsolidated Statements of Cash Flows for the three years ended December 31, 2000.........         3
Note to Schedule 1..........................................................................         4

     No other financial statement schedules are provided because the information is not required or is contained in the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

C.  Exhibit Index

    Exhibit
    Number              Description
--------------------    --------------------------------------------------
      10.C.1            Sale and Purchase Agreement dated October 20,
                        2000 between DSG TEK Limited and IVF Hartman AG

      10.C.2 Loan and Security Agreement dated March 14, 2001 between Associated Hygienic Products LLC and Foothill Capital Corporation

      10.C.3 Short Term Financing Agreement dated March 14, 2001 between DSG International Limited and Breakers Investment Holding Limited

      10.C.4 Sale and Purchase Agreement dated February 20, 2001 between Associated Hygienic Products LLC and Drypers Corporation

      11                Computation of Net Income Per Ordinary Share

                                   SIGNATURES

     Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on July 9, 2001.

                                                   DSG INTERNATIONAL LIMITED



                                                   By    /s/ TERENCE Y.F. LEUNG
                                                         -----------------------
                                                         Terence Y.F. Leung
                                                         Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and the Board of Directors of DSG International Limited



     We have audited the financial statements of DSG International Limited as of December 31, 2000 and 1999, and for each of the three years ended December 31, 2000, and have issued our report thereon dated May 15, 2001, (May 25, 2001 as to the third paragraph of Note 13 and July 9, 2001 as to the fourth paragraph of
Note 13); such financial statements and report are included in your 2000 Annual Report to the Shareholders and are incorporated herein by reference. Our audits also included the financial statement schedule of DSG International Limited, listed in Item 19. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



Deloitte Touche Tohmatsu
Hong Kong


May 15, 2001

ABOUT THE COMPANY


DSG International Limited is a global company specialized in manufacturing and distribution of disposable baby diapers, adult incontinence and training pants products. The Company now has eleven manufacturing plants established in Hong Kong, the United States, Australia, England, China, Thailand, Indonesia and Malaysia. The Company's products are marketed and distributed throughout Asia, Australia, North America and Europe. Its principal brand names are "FITTI/R/", "PET PET/R/", "COSIES/R/", "COSIFITS/R/", "BABY LOVE/R/", "BABYJOY/R/", "LULLABY/R/", "CARES/R/", "CUDDLES/R/", "SUPER FAN-NIES/R/", "DISPO 123/TM/", "HANDY/TM/", "CERTAINTY/R/", "MERIT/R/" and "DRYPERS/R/". These brands are synonymous with high quality and superior value, characteristics that the Company is dedicated to maintaining.


FINANCIAL HIGHLIGHTS

                                                                 Year Ended December 31,
                                                     2000       1999        1998        1997        1996
                                              ------------------------------------------------------------
(In US$ million except per share amounts)

Net sales                                           $214.7      $205.8      $207.9      $230.9      $236.1
Net income                                          $  3.0      $  4.4      $  1.6      $  1.0      $  9.2
Shareholders' equity                                $ 63.4      $ 70.3      $ 68.0      $ 64.8      $ 74.6
Earnings per share                                  $ 0.44      $ 0.66      $ 0.24      $ 0.15      $ 1.18

CONTENTS


THE DSG MANAGEMENT TEAM                                                 3
Executive and Non-Executive Directors of DSG

TO OUR SHAREHOLDERS                                                     4
Report on the highlights of 2000 and the outlook for 2001 by Brandon Wang, Chairman

OPERATIONS                                                              6
Report of DSG's operations world-wide in 2000

OPERATING AND FINANCIAL REVIEW AND PROSPECTS                            9

SELECTED CONSOLIDATED FINANCIAL DATA                                   18

MANAGEMENT REPORT                                                      19
by Terence Leung, Chief Financial Officer

INDEPENDENT AUDITORS' REPORT                                           20
by Deloitte Touche Tohmatsu, Hong Kong

CONSOLIDATED STATEMENTS OF OPERATIONS                                  21

CONSOLIDATED BALANCE SHEETS                                            22

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  24

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                        26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             27

SHAREHOLDER INFORMATION                                                41

DSG COMPANIES                                                          42
DSG Corporate addresses world-wide

THE DSG MANAGEMENT TEAM

DSG EXECUTIVE DIRECTORS                                DSG OFFICERS

Brandon S L Wang                                       George Jackson
Chairman and Chief Executive Officer                   Chief Executive of Australia

Philip K C Leung
Chief Purchasing Officer

Johnny S L Tsui
Chief Operating Officer of Asia Pacific and
  Company Secretary

Patrick K Y Tsang
Chief Operating Officer of Europe

Terence Y F Leung
Chief Financial Officer

Peter Chang
Chief Operating Officer of North America

DSG NON-EXECUTIVE DIRECTORS

Anil Thadani
Chairman of Schroder Capital Partners (Asia)
  Limited, Hong Kong

Owen Price
Formerly Managing Director of Dairy Farm
  International Holdings, Hong Kong
  (retired in 1993)

Allister McLeish
Scottish Chartered Accountant and
  Chartered Management Accountant

TO OUR SHAREHOLDERS

The year 2000 marked another year of progress towards the long-term goals of DSG International Limited, as we implemented a number of strategic initiatives related to local market conditions and future growth. Overall volume continued to grow, with the Company enjoying its highest net sales since 1997. Although net income in 2000 declined from 1999 due to gross margin pressures during the fourth quarter, we believe we are well-positioned in our key markets for a successful 2001.

Financial Review

Our net sales for the year ended December 31, 2000 increased 4.3% to $214.7 million. Net income was $3.0 million, or $0.44 per share, compared to $4.4 million, or $0.66 per share, in 1999. The primary reason for the decline was a soft fourth quarter, with net sales about even with the same period in 1999, and net loss of $0.2 million, down from $1.8 million for the fourth quarter last year, due mainly to a lower gross margin caused by higher costs of wood pulp and other raw materials. These increased costs resulted in a gross margin of 32.2% for the year, compared to 32.9% in 1999. We continued to stress operating efficiency in 2000 and succeeded in lowering selling, general and administrative expenses slightly to 29.3% of sales, compared to 29.8% in 1999, even though we increased advertising and promotional activities in some key regions.

Our balance sheet is strong. We reduced long-term debt by $8.0 million during 2000 and, at December 31, our debt to equity ratio was 14.2% compared to 22.1% at year-end 1999.

Operations

North America

The most important development for our North American operations was the acquisition during the first quarter 2001 of Drypers North America, which was merged into Associated Hygienic Products (AHP), our North American business unit. This strategic acquisition will accomplish several key goals for AHP. First of all, once the Drypers operations are fully integrated into AHP, our North American revenue run rate should more than double from the $92.2 million in net sales last year. This will translate to significant growth for DSG International as well. Secondly, the two Drypers plants acquired in the transaction will provide additional capacity and productivity for North American operations. And finally, the Drypers acquisition will provide the synergies to consolidate and grow our current position as the second largest supplier of private label disposable diapers and training pants in our North American markets.

Australia

We continued our strong presence in Australia during 2000 and remain the second largest manufacturer of baby diapers in this market. Net sales increased 4.9% to $44.8 million, as we increased our penetration of the pharmacy sector and our participation in private label products for the grocery and variety sectors. We also gained market share in the adult incontinence market.

Asia

Our greatest growth story occurred in the Asian region, where net sales increased dramatically to $60.8 million in 2000, a gain of 33.1% over 1999. We had a strong showing across the region, including Malaysia, the PRC, Thailand, Indonesia, Hong Kong and Singapore. While we had the benefit of strong local economies, the results were also due to aggressive, competitive and tailored marketing strategies in the various locales of the region. For instance, we have introduced economy brands in certain markets to capture new consumers and have varied our brands and packaging in other markets to react to competition and local market conditions. We believe our early entry in these emerging disposable diaper markets will position us well for continued penetration and growth.

Europe

In Europe, we continue to face strong competition in the United Kingdom. In the fourth quarter, we sold our adult incontinence operation based in Switzerland and will continue to concentrate on both branded and private label disposable diapers for the U.K. market.

Outlook

We remain very optimistic about the future for DSG International Limited and believe we are well-positioned to leverage the growth we experienced in 2000. We are pleased with the internal growth that has been generated in our Asia and Australia markets. Coupled with the acquisition of market share in the U.S. through Drypers, we have the opportunity to make 2001 one of our most successful years ever in terms of revenue growth. Our challenge is to ensure that our growth is efficient and profitable, while remaining responsive to the needs and demands of the market. While we remain subject to such factors as the conditions of regional economies and the costs of raw materials, we constantly review and adjust our regional business models to manage our operations accordingly.

We appreciate the support of our shareholders and look forward to providing favorable reports to you in the future.


Brandon Wang
Chairman

OPERATIONS


DSG International Limited, established in Hong Kong in 1973, is one of the world leading companies specialized in manufacturing disposable baby diapers, adult incontinence and training pants products in this industry. The Company now operates eleven manufacturing facilities in North America, Australia, Asia and Europe with extensive distribution activities around the world.

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



NORTH AMERICA

During the year, the Company continued its effort to further strengthen the North American operation. All the programs, systems and other measures put in place to improve the productivity and efficiency have shown significant positive results. However, the improvement was partially negated by the impact of the region-wide manpower resource shortage as well as the increase costs of certain raw materials. With the slowing down trend of the economy, it is expected this manpower shortage situation should ease off accordingly.

The net sales for the year 2000 were $92.2 million compared with $93.5 million in 1999. The slight decrease in sales was mostly attributable to the company's decision to tighten the credit policy resulting in some fall out of customers. Operating income as a percentage improved to 5.7% in year 2000 versus 5.3% in 1999. This increase was achieved through efficiency gain despite of the higher raw material and labor cost.

The Company continued to expand the diaper business both in branded and private label. On the branded side, the Company had introduced Mega packs for FITTI brand, Jumbo packs for FITTI brand training pants as well as the roll out on FITTI brand size 6 Super Toddler. On the private label side, the company continued to strengthen its existing private label partnerships with major retailers like Walgreens, Pathmark, A & P, Uniprix Drug,Topco etc. Adding new products in both areas of disposable baby products and disposable adult incontinence. The Company will continue to target other major retailers to establish new profitable private label partnerships in all of its product categories. New partners brought on in year 2000 include Meijer Stores and Brunos Supermarkets.

In March 2001, the Company acquired Drypers's North American operations and the "Drypers/R/" brand name. The combination of the Company's North American operations and Drypers will provide a new level of service to our branded and private label customers in the U.S. markets and gain entry to the major supermarket chains and mass merchandisers such as Walmart and Kroger. Once the Drypers operations are fully integrated into the Company's North American operations, the revenue growth should more than double of the net sales of $92.2 million in 2000.

In the adult incontinence area, the Company continued to pursue the strategy to have the capability to provide key retailers, institutions and consumers with product technology that is superior to what other manufacturers can currently provide. The "value" tier fitted briefs introduced by the Company in 1999 for the private label retailers has been well embraced by the consumers. As the result of this success, the Company currently is putting on major efforts to bring the programs to more retailers.

In line with the Company's global fundamental marketing strategies, the Company's North American operations provide its customers high quality products and superior service with a satisfactory profit margin.

The Company's principal brand names in North America are Drypers/R/, FITTI/R/, CUDDLES/R/ for disposable baby diapers and CERTAINTY/R/ for adult incontinence.

AUSTRALIA

The Company's net sales in 2000 were $44.8 million, representing an increase of 4.9% compared with sales of $42.7 in 1999. Net sales increased due to new growth in the pharmacy class of trade, expansion of private label distribution and continued market share gains in adult incontinence sales. Operating income was $3.9 million in 2000 and $4.8 million in 1999, declined due to market pressure for increased advertising and promotional spending and the addition of enhanced product features without an increase in selling price. The currency exchange rates against the U.S. dollar in 2000 had dropped by 10% compared with 1999 and had impacted on the operating results.

The Company remains as the second largest manufacturer of disposable baby diapers in Australia. The Company's major brands in Australia, BABY LOVE/R/ and LULLABY/R/, continue to penetrate the grocery and variety sector, while COSIFITS/R/ and COSIES/R/ are maintaining a strong presence in the independent pharmacy sector. In addition, the Company is also a leading supplier of private label diapers for major grocery and variety retailers. The Company's reliable service, high quality products and competitive prices have resulted in increasing its significant position in the private label sector.

The Company also distributes the VLESI/R/ range of adult incontinence products into the Australian market.


ASIA

The Company's net sales in Asian regions increased by 33.1% to $60.8 million in 2000 compared with $45.7 million in 1999. Operating income increased by 20.1% to $4.6 million in 2000 from $3.8 million in 1999. The promising results were attributable to the recovering economy and implementation of "go local and go direct" strategy in the region. The Company's sales in the markets in Malaysia and PRC continued to grow strongly, sales in the Thailand and Indonesian markets remained robust. The Company's sales in Hong Kong and Singapore markets had improved despite the problems of market shrinkage and intense price competition. The conversion to the use of disposable baby diaper in the region is growing, the Company has been able to capture the growth by introducing a number of economy brands to the newly converted consumers and stepping up of advertising and promotion expenditure.

The Company's major brands for disposable baby diaper are FITTI/R/, PET PET/R/, COSIFITS/R/, BABY LOVE/R/ and BABYJOY/R/. The Company produces and distributes adult incontinence products in Asia under the brands named DISPO 123/TM/ and HANDY/TM/.

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


EUROPE

The Company's net sales in Europe were $16.8 million in 2000 compared with $24.0 million in 1999. The Company sold the Swiss adult incontinence operation during the year and the Company's U.K. operation continued with branded and private label disposable baby diapers. Operating loss for the year 2000 was $2.4 million compared with an operating loss of $1.7 million in 1999.

The Company's brands in Europe for baby diapers are FITTI/R/, COSIFITS/R/ and CARES/R/. The Company believes that the presence of its branded and private label disposable baby diapers in the United Kingdom can be maintained although it will be difficult to penetrate the market share of Procter & Gamble and Kimberly-Clark.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS


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

Industry Trends

The Company believes that the most significant industry trends are:

 .  fluff wood pulp cost and other raw materials cost increased in 2000, however, it is expected that increase in fluff wood pulp cost will slow down in 2001;
 . increasing demand for mechanical closure tape and cloth-like breathable backsheet products, which the Company is meeting through modifications to its machinery;
 . the domination of industry leaders in most of the markets putting pressure on retailers' margins, which the Company is finding difficult to respond to by providing retailers with higher profit margins in the current highly competitive market conditions.

The Company is unable to predict whether the other trends noted above would have a material effect on its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

Forward-Looking Statements

The Company continues to expand its markets in the Asian region and the Company expects that its market share in the region will increase. The Company expects that the exchange rate of the currency of certain countries in the Asian Pacific region will fluctuate in greater magnitude in 2001. The cost of raw materials, primarily fluff wood pulp cost will be stable.

From time to time, the Company may make certain statements that contain "forward looking" information (as defined in the Private Securities Litigation Reform Act of 1995). Words such as "anticipate", "estimate", "project", "expect", "believe" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements may be made by management orally or in writing, including, but not limited to, in press releases, as part of this Operating and Financial Review and Prospects and as part of other sections of this Annual Report on Form 20-F and the Company's other filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Risk Factors


     Among the factors that have a direct effect on the results of operations and financial condition of DSG International Limited (the "Company") are the following:

1. - Raw Material Cost.

     The overall raw material costs have increased during year 2000 and the Company's operating results may be adversely affected by any increases in raw material costs in the future, specially the cost of the main raw material, fluff wood pulp, which increased in 1999 and increased moderately in 2000.

2. - Branded Product Innovation.

     Patents and other intellectual property rights are an important competitive factor in the disposable diaper market, mostly because of the industry emphasis in product innovations. Patents held by the main competitors could severely limit the Company's ability to keep up with branded product innovations, by prohibiting the Company from marketing product with comparable features.

3. - Pricing and Volumes.

     The market position of the Company's main competitors, The Procter & Gamble Company ("P&G") and Kimberly-Clark Corporation ("KC"), relative to the Company varies from one geographic area to another, but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence in price and volumes, and gain substantial market share in any of their marketing areas. They have heavily promoted diapers in the multi-pack configuration. These packages offer a lower unit price to the retailer and consumer. It is possible that as a consequence of this strategy, in those geographic markets in which the main competitors have adopted it, the Company may realize lower selling prices and/or lower sale volumes.

4. - Increased Cost.

     On May 21, 2001, the Company entered into an agreement with P&G to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company's products in the Asian Pacific and Australian region after December 31, 2000. A similar agreement with P&G was entered into in 1998 relating to the North American region that provides for payments of royalty fees based on a percentage of certain products sold after December 31, 1997 within North American region.

  The Company believes that the royalty being charged by P&G under its respective license agreements are approximately the same royalties that will be paid by its major competitors for similar patent rights. However, the royalties will have an adverse impact on the Company's future financial condition and results of operations as compared to pre-settlement.

5. - Increase Financial Leverage.

     As a result of the acquisition of the North American asset of Drypers Corporation, the Company has now short and long term debt of $47.5 million, bearing various rates interest.

     As a consequence of the incurrence of the Company's new debt, its principal and interest obligations have increased substantially. The increase in the Company's financial leverage as described above, could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make the Company more vulnerable to economic crisis in the different geographical markets and to competitive pressures from its main competitors.

     As a substantial portion of the Company's available cash from operations will have to be applied to meet debt service requirements, the Company's liquidity could be affected as well as its ability to fund capital expenditures. Notwithstanding, the Company believes that its cash flow from operations and other sources of liquidity will be adequate to meet its requirements for working capital, capital expenditures, interest payment and scheduled principal payment for the foreseeable future. However, if the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or obtain additional financing. There is not assurance that this additional financing could be obtained in favorable terms for the Company.

6. -Litigation Risk.

     As the Company operates in an industry in which patents are numerous and are enforced vigorously, the Company and its subsidiaries are from time to time involved in legal matters.

     In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court, Middle District of Georgia. The complaint alleges that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the "Defendants") have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the plaintiffs; and theft by the Defendants of the plaintiffs' trade secrets concerning the waistband applicator. The plaintiffs seek an injunction, compensatory, punitive and exemplary monetary damages in an unspecified amount, and attorneys' fees. On June 27, 2001, a jury returned a verdict and awarded $4.0 million in damages and also provided for potential enhanced damages against the Company of up to an additional $7.0 million. The Company will file post trial motions to overturn the jury verdict and, if necessary, will appeal the verdict to the U.S. Court of Appeals for the Federal Circuit. The Company believes that it is reasonably possible that it will be successful in overturning the jury verdict. Accordingly, the jury award has not been recorded in the Company's consolidated financial statements. Unsuccessful resolution of the above litigation resulting in a significant assessment against the Company may result in the Company violating certain covenants of its debt agreements. This would give the lenders the right to demand payment of outstanding amounts unless the lenders waive their rights under the debt agreements. Demand for payment by the lenders and the need to pay the award to the plaintiff would require the Company to secure other financing sources to meet its obligations. The Company has advised the lenders of the recent jury verdict and its intention to pursue a post trial motion to overturn the decision and, if necessary, file an appeal. While the Company believes that it is reasonably possible that it will be successful in overturning the jury verdict, the outcome of this litigation is uncertain.

Results of Operations

1.  Overall

    The following table sets forth the percentage of net sales represented by the specified components of income and expense for the years ended December 31, 2000, 1999 and 1998.

                                                                               Year Ended December 31,
                                                                            2000         1999          1998
                                                                       ----------------------------------------

Net sales                                                                  100.0%        100.0%        100.0%
Cost of sales                                                               67.8          67.1          71.3

Gross profit                                                                32.2          32.9          28.7
Selling, general and administrative expenses                               (29.3)        (29.8)        (26.6)
Gain on disposals of property, plant and equipment                           0.1           0.5             -
Restructuring costs                                                            -             -          (0.4)

Operating income                                                             3.0           3.6           1.7
Interest expense                                                            (0.7)         (1.1)         (1.2)
Interest income                                                              0.4           0.4           0.4
Exchange loss                                                               (0.6)         (0.5)         (0.1)
Gain on disposal of subsidiaries                                             0.1             -             -
Other income                                                                   -           0.3           0.1

Income before income taxes                                                   2.2           2.7           0.9
Provision for income taxes                                                  (0.7)         (0.5)         (0.1)
Minority interest                                                           (0.1)         (0.1)            -

Net income                                                                   1.4%          2.1%          0.8%

2.  Comparison of 2000, 1999 and 1998

    The Company's net sales in 2000 increased by 4.3% to $214.7 million compared with $205.8 million in 1999. The Company's sales in Asia Pacific grew more than 30% and in Australia grew by 5% despite the 10% devaluation of Australian dollars against U.S. dollars during the year. The Company's sales in North America in 2000 were marginally lower than in 1999. The Company sold its Swiss adult incontinence operation during the year which resulted in the reduction in the Company's sales in Europe.

    Gross profit margin for the year 2000 was 32.2% compared with 32.9% in 1999. The raw material costs in 2000 were higher than the costs in 1999 due to higher fluff wood pulp cost. Also a high proportion of the volume growth in Asia came from the value brands of relatively low margin. The Company was able to alleviate the negative impact on raw material costs and lower margin by higher sales volume and increased productivity of the Company's operations in Asia and Australia. Selling, general and administrative expenses increased by $1.6 million to $62.9 million due to higher spending on advertising and promotion activities in Asia and Australia. The Company also recorded a $0.3 million charge relating to a patent agreement with Procter & Gamble Company (see Note
13).

    The Company's net sales in 1999 were $205.8 million compared with $207.9 million in 1998. The Company's net sales actually grew in all regions except Europe where the sales impacted by the sale of the Swiss diaper and napkin business during the year. The Company's adult incontinence business had a double-digit growth in 1999.

    Gross profit as a percentage of net sales in 1999 was higher than 1998 by 4.1% due to the improvement of production efficiency in all regional segments and the implementation of "go local and go direct" strategy in the Asian operations. Selling, general and administrative expenses as a percentage of net sales increased to 29.8% in 1999 compared with 26.6% in 1998, primarily due to higher expenditure on advertising and promotion activities and additional administrative expenses in the newly commenced operations in the Asian region and a $2.0 million increase in executive compensation in 1999. In 1999, the Company sold its property in Singapore and machinery and equipment in one of its plants in Switzerland resulting in a gain of $0.9 million.

Geographic Segment Information

     As the results of the Company's operations differ significantly from one market to another, the following discussion considers the Company's results in each of the geographic regions in which it operates. The tables below set forth the Company's net sales and operating income in each geographic region in 2000, 1999 and 1998, and the percentage change over the preceding period:

1.   North America

                                                  Year Ended December 31,             Increase/(Decrease)
                                               2000      1999        1998        2000        1999         1998
                                            --------------------------------------------------------------------
                                                 (Dollars in thousands)

Net sales                                    $92,229    $93,479     $89,911      (1.3)%        4.0%       (1.3)%
Operating income                               5,301      5,001       1,155       6.0        333.0           -


Comparison of 2000, 1999 and 1998.

     The Company's net sales were $92.2 million in year 2000 compared with $93.5 million in 1999. The slight decrease in sales was mostly attributed to the Company's decision to revise the credit policy resulting in some fall out of customers. Gross profit margin was at 28.6% in year 2000 compared with 29.5% in 1999. Although the Company achieved greater productivity gains during the year but the higher cost of raw material and labor contributed a lower gross margin than the year before. Selling, general and administrative expenses in year 2000 reduced to 22.5% from 24.1% a year ago. This improvement was primarily attributed by continued effort to trim promotional expenditures and other cost control measures. Operating income for the year 2000 improved by 6.0% from previous year to $5.3 million.

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

2.   Australia

                                               Year Ended December 31,               Increase/(Decrease)
                                              2000       1999        1998        2000         1999        1998
                                         ----------------------------------------------------------------------
                                                (Dollars in thousands)

Net sales                                    $44,753    $42,676     $40,487        4.9%        5.4%      (14.2)%
Operating income                               3,919      4,823       4,946      (18.7)       (2.5)      (16.5)

Comparison of 2000, 1999 and 1998.

     The Company's net sales in Australia were $44.8 million and grew by 4.9% over 1999. The actual growth was over 16% when the net sales were compared in the domestic currency. The Australian dollar had devalued by over 10% against U.S. dollars during 2000. Gross profit margin dropped by 2.5% from 39.2% in 1999 to 37.7% primarily due to higher fluff wood pulp cost in 2000. Selling, general and administrative expenses increased by 1% to 28.9% in 2000 due to higher advertising and promotional expenditure. As a result, operating income, as a percentage of net sales, in 2000 decreased by 2.5% to 8.8% on net sales.

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

3.   Asia

                                               Year Ended December 31,               Increase/(Decrease)
                                              2000       1999        1998        2000         1999        1998
                                           ----------------------------------------------------------------------
                                                (Dollars in thousands)

Net sales                                    $60,835    $45,715     $44,208       33.1%        3.4%      (22.4)%
Operating income                               4,609      3,839       2,842       20.1        35.1       (54.2)

Comparison of 2000, 1999 and 1998.

     The Company's net sales in Asia increased by 33.1% to $60.8 million in 2000 from $45.7 million in 1999. The Company recorded sales growth in all the markets and high double-digit growth in the markets in Malaysia, the PRC and Indonesia. The Company's gross profit increased by 20.9% to $22.6 million in 2000 from $18.7 million in 1999, although the gross profit margin dropped by 3.6% to 37.2% in 2000 from 1999 primarily due to higher fluff wood pulp cost and lower margin on several economy brands. Selling, general and administrative expenses as a percentage of net sales dropped by 2.6% to 29.6% in 2000 from 32.2% in 1999 primarily due to economies of higher volume of sales. Operating income was $4.6 million in 2000, increased by 20.1% over the operating income in 1999.

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

4.   Europe

                                                 Year Ended December 31,                Increase/(Decrease)
                                              2000        1999         1998        2000         1999         1998
                                           -------------------------------------------------------------------------
                                                 (Dollars in thousands)

Net sales                                    $16,844     $23,972      $33,319      (29.7)%     (28.1)%       (6.7)%
Operating loss                                (2,371)     (1,667)      (2,903)      42.2       (42.6)        12.4


Comparison of 2000, 1999 and 1998.

     The Company's net sales in Europe were $16.8 million in 2000 compared with $24.0 million in 1999. The decrease in sales was the result of sale of the Company's Swiss operation in baby diaper in 1999 and the sale of the Company's Swiss operation in adult incontinence in 2000. The operating results in 2000 were impacted by higher fluff wood pulp cost and disappointing operating results of the adult incontinence operation prior to sale. Operating loss in 2000 increased by $0.7 million compared with loss of $1.7 million in 1999 due to lower gross profit margin, although the selling, general and administrative expenses in 2000 were lower.

     The Company's net sales in Europe were $24.0 million in 1999 against $33.3 million in 1998, representing a 28.1% decrease. The Company's diaper sales volume in the United Kingdom was relatively stable, but operating profit was not satisfactory. The Company's Swiss sales in adult incontinence products in 1999 showed moderate increase and operating profit improved over the previous year. Combined with the effect of sale of the Company's Swiss operation in baby diaper and feminine napkin products, these resulted in a reduced operating loss from $2.9 million to $1.7 million.

Liquidity and Capital Resources

For the year ended December 31, 2000, the Company had cash and cash equivalents of $10.3 million, a decrease of $4.0 million from $14.3 million for the year ended December 31, 1999. The cash and cash equivalents were held separately by the operations of the Company in their local currencies and were from time to time invested in interest bearing deposit accounts. The Company did not use any financial instruments for hedging.

Net cash provided by operating activities was $1.7 million, including depreciation and amortization of $9.5 million and net increase in working capital requirement of $10.2 million. The net increase in working capital consisted of the increase of $7.3 million in accounts receivable and $5.0 million in inventories which was attributed to the increase in the Company's sales. The Company believes that the working capital is sufficient for the Company's present requirements and is able to provide additional working capital for the Company's operations when needed by arranging additional banking facilities with the banks and financial institutions for the operations.

Net cash used for investing activities was $8.7 million. The Company invested $5.9 million in capital expenditure for additions and modifications to property, machinery and equipment for the Company's various operations. The Company sold the adult incontinence operation in Switzerland and a training pant machine for gross proceeds of $6.1 million. The Company made advances of $10.7 million to a shareholder and the shareholder made repayment of $1.9 million to the Company during 2000. Additional information on the advances to shareholder is provided in Note 12 of Notes to Consolidated Financial Statements.

The Company utilized $13.2 million short-term bank credit lines out of total credit facilities of $14.9 million as of December 31, 2000. The utilization of short-term bank credit increased by $4.2 million in 2000 compared with the utilization of $9.0 million in 1999. The increase in total borrowings, long term and short term in 2000, was $11.4 million. The Company repaid $8.0 million of its debts during 2000. The weighted average interest rate on borrowings at the year ended 2000 was 8.91%. Additional information on bank credit facilities is set out in Notes 10 and 11 of Notes to Consolidated Financial Statements.

In March 2001, the Company acquired the North American assets of Drypers Corporation for a consideration of $38.5 million. The acquisition was financed by cash and proceeds from term loans and revolving credit line from a U.S. financial institution and an oversea financial institution. The interest rate on the advances from the revolving credit line range from Libor plus 2.25% to Libor plus 4.25% dependent upon the ratio of the Company's total debts to earnings before interest, taxes, depreciation and amoritization ("EBITDA") measured on a fiscal quarter-end basis. The interest rate on the U.S. term loan ranged from Libor plus 2.75% to Libor plus 4.75% also dependent upon the ratio of the Company's total debts to EBITDA measured on a fiscal quarter-end basis. The interest rate on term loan from the oversea financial institution is 14.5%. The Company will also grant to the oversea lender Warrants priced at $0.01 for 0.75% for each month up to 9.0%, but no less than 4.5%, of the Company's fully diluted Ordinary Shares whilst any part of the loan is outstanding (see Note 11).

     The Company is in the process of a legal proceeding of a patent infringement claim in 2001. On June 27, 2001, a jury returned a verdict and awarded $4.0 million in damages and also provided for potential enhanced damages against the Company of up to an additional $7.0 million. The Company will file post trial motions to overturn the jury verdict and, if necessary, will appeal the verdict to the U.S. Court of Appeals for the Federal Circuit. The Company believes that it is reasonably possible that it will be successful in overturning the jury verdict. Accordingly, the jury award has not been recorded in the Company's consolidated financial statements. Unsuccessful resolution of the above litigation resulting in a significant assessment against the Company may result in the Company violating certain covenants of its debt agreements. This would give the lenders the right to demand payment of outstanding amounts unless the lenders waive their rights under the debt agreements. Demand for payment by the lenders and the need to pay the award to the plaintiff would require the Company to secure other financing resources to meet its obligations. The Company has advised the lenders of the recent jury verdict and its intention to pursue a post trial motion to overturn the decision and, if necessary, file an appeal. While the Company believes that it is reasonably possible that it will be successful in overturning the jury verdict, the outcome of this litigation is uncertain (see Note 13).

The Company did not repurchase any shares or pay a dividend during 2000.

The adoption of SFAS No. 133 on January 1, 2001 did not have a material effect in the Company's financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA


                                                                                 Year Ended December 31,
Statement of Operations Data                                2000          1999           1998            1997           1996
                                                        ----------------------------------------------------------------------
(in thousands except per share amounts)

Net sales                                                 $214,661       $205,842       $207,925       $230,930       $236,050
Cost of sales                                              145,532        138,120        147,997        153,929        155,647

Gross profit                                                69,129         67,722         59,928         77,001         80,403
Selling, general and administrative expenses               (62,898)       (61,322)       (55,318)       (71,912)       (64,435)
Gain (loss) on disposals of property, plant and
 equipment                                                     244          1,034             42           (122)            15
Restructuring costs                                              -              -           (897)        (1,389)             -

Operating income                                             6,475          7,434          3,755          3,578         15,983
Interest expense                                            (1,594)        (2,208)        (2,511)        (2,833)        (2,267)
Interest income                                                868            792            790          1,451          1,900
Exchange loss                                               (1,356)          (997)          (311)          (610)          (176)
Gain on disposal of subsidiaries                               214              -              -              -              -
Other income (expense)                                          54            522            155           (169)           (89)

Income before income taxes                                   4,661          5,543          1,878          1,417         15,351
Provision for income taxes                                  (1,557)          (987)          (253)          (443)        (6,185)
Minority interest                                             (141)          (121)            (3)             -              -

Net income                                                $  2,963       $  4,435       $  1,622       $    974       $  9,166


Basic earnings per share:
  Net income                                                 $0.44          $0.66          $0.24          $0.15          $1.18
  Weighted average number of shares outstanding              6,675          6,675          6,675          6,675          7,747

The Company has not declared any dividend during the above periods.

                                                                                        December 31,
Balance Sheet Data                                           2000          1999           1998           1997           1996
                                                        ---------------------------------------------------------------------------

Working capital                                           $ 32,423       $ 36,000       $ 30,091       $ 30,823       $ 31,714
Total assets                                               111,409        120,945        133,909        130,273        141,910
Long-term debt                                               5,577         11,894         20,957         21,281         21,587
Shareholders' equity                                        63,447         70,302         68,013         64,778         74,639

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



/s/ Leung Yeuk Fong

Terence Leung
Chief Financial Officer

July 9, 2001

INDEPENDENT AUDITORS' REPORT


To the Shareholders and the Board of Directors of DSG International Limited

We have audited the accompanying consolidated balance sheets of DSG International Limited and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of DSG International Limited and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong

May 15, 2001
(May 25, 2001 as to the third paragraph of Note 13
and July 9, 2001 as to the fourth paragraph of Note 13)

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share amounts)


                                                                         Year Ended December 31,
                                                                    2000            1999             1998
                                                            -------------------------------------------------

Net sales                                                         $214,661         $205,842         $207,925
Cost of sales                                                      145,532          138,120          147,997

Gross profit                                                        69,129           67,722           59,928
Selling, general and administrative expenses                       (62,898)         (61,322)         (55,318)
Gain on disposals of property,
   plant and equipment (Note 3)                                        244            1,034               42
Restructuring costs (Note 4)                                             -                -             (897)

Operating income                                                     6,475            7,434            3,755
Interest expense                                                    (1,594)          (2,208)          (2,511)
Interest income                                                        868              792              790
Exchange loss                                                       (1,356)            (997)            (311)
Gain on disposal of subsidiaries (Note 5)                              214                -                -
Other income, net                                                       54              522              155

Income before income taxes                                           4,661            5,543            1,878
Provision for income taxes (Note 6)                                 (1,557)            (987)            (253)
Minority interest                                                     (141)            (121)              (3)

Net income                                                        $  2,963         $  4,435         $  1,622

Basic earnings per share                                             $0.44            $0.66            $0.24

Weighted average number of shares outstanding                        6,675            6,675            6,675


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

                                                                            Year Ended December 31,
                                                                      2000             1999            1998
                                                               -------------------------------------------------

Net income                                                        $    2,963           $4,435          $1,622
Other comprehensive (expense) income
   Foreign currency translation adjustments                           (1,017)             665           1,613

Comprehensive income                                              $    1,946           $5,100          $3,235

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands)


                                                                                December 31,
                                                                           2000              1999
                                                                       --------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                            $ 10,327          $ 14,352
  Accounts receivable, less allowance for doubtful accounts
     of $897 in 2000 and $724 in 1999                                    33,468            29,318
  Other receivables                                                       2,472             2,799
  Inventories (Note 7)                                                   26,556            24,823
  Prepaid expenses and other current assets                                 571               858
  Income taxes receivable                                                   219               153
  Deferred income taxes                                                       -                14

Total current assets                                                     73,613            72,317

Property and equipment - at cost :  (Note 8)
  Land                                                                    3,551             4,351
  Buildings                                                              13,049            19,092
  Machinery and equipment                                                74,977            80,554
  Furniture and fixtures                                                  2,357             2,919
  Motor vehicles                                                          1,670             1,766
  Leasehold improvements                                                  2,017             1,909
  Construction in progress                                                1,545               320

  Total                                                                  99,166           110,911
  Less:  accumulated depreciation and amortization                       62,685            62,930

Net property and equipment                                               36,481            47,981
Loan receivable (Note 9)                                                    554                 -
Deferred income taxes                                                       299                 -
Other assets                                                                462               647
Total long-term assets                                                    1,315               647
Total assets                                                           $111,409          $120,945



See accompanying notes to consolidated financial statements.

(in thousands except shares and per share amounts)


                                                                              December 31,
                                                                        2000                 1999
                                                                       ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings (Note 10)                                      $ 13,235           $  9,040
  Current portion of long-term debt (Note 11)                             3,421              2,509
  Accounts payable                                                       14,992             12,864
  Accrued advertising and promotion                                       2,404              2,992
  Accrued payroll and employee benefits                                   1,863              2,330
  Other accrued expenses                                                  4,855              4,121
  Income taxes payable (Note 6)                                             418              2,461
  Deferred income taxes                                                       2                  -

Total current liabilities                                                41,190             36,317

Long-term debt (Note 11)                                                  5,577             11,894
Deferred income taxes                                                         -              1,124

Total long-term liabilities                                               5,577             13,018

Minority interest                                                         1,195              1,308

Commitments and contingencies (Note 13)
Shareholders' equity:
  Ordinary shares, $0.01 par value - authorized 20,000,000 shares;
     issued and outstanding 6,674,606 shares in 2000 and 1999                67                 67
  Additional paid-in capital                                             18,301             18,301
  Retained earnings                                                      65,664             62,701
  Accumulated other comprehensive income                                 (8,973)            (7,956)
  Less:  Net receivable from shareholder (Note 12)                      (11,612)            (2,811)

Total shareholders' equity                                               63,447             70,302

Total liabilities and shareholders' equity                             $111,409           $120,945






See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


                                                                              Year Ended December 31,
                                                                      2000              1999              1998
                                                                  --------------------------------------------
Cash flows from operating activities
Net income                                                        $  2,963          $  4,435          $  1,622
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                                   9,464             9,662            10,487
     Accelerated depreciation on assets written off                      -                 -               897
     Gain on disposals of property, plant and machinery               (244)           (1,034)              (42)
     Gain on disposal of subsidiaries                                 (214)                -                 -
     Deferred income taxes                                            (354)             (798)             (288)
     Minority interest                                                 141               121                 3
     Other                                                             109               903               927
     Net change in working capital components                      (10,190)           (1,464)           (6,425)

Net cash provided by operating activities                            1,675            11,825             7,181

Cash flows from investing activities
Expenditures for property, plant and machinery                      (5,947)           (6,097)           (6,444)
Proceeds from disposals of property, plant and machinery             1,276             4,237             1,207
Proceeds from sale of subsidiary, net of cash forfeited              4,842                 -                (2)
Receipt of (investment in) restricted bank deposit                       -             6,000            (6,000)
Advances to a shareholder                                          (10,744)           (1,879)           (3,372)
Repayments by a shareholder                                          1,943             2,540               507
Increase in other assets                                               (39)               (6)              (19)

Net cash (used in) provided by investing activities                 (8,669)            4,795           (14,123)

Cash flows from financing activities
Increase (decrease) in short-term borrowings                         4,858              (295)            1,180
Increase in long-term debt and other non-current debt                6,554               148                 -
Repayment of long-term debt and other non-current debt              (7,956)          (10,582)           (4,596)
Payment of deferred purchase consideration                               -                 -              (184)
(Repayment to) investment by minority shareholder                     (255)              (15)              465

Net cash provided by (used in) financing activities                  3,201           (10,744)           (3,135)

Effect of exchange rate changes on cash and cash
  equivalents                                                         (232)              (74)               39

(Decrease) increase in cash and cash equivalents                    (4,025)            5,802           (10,038)
Cash and cash equivalents, beginning of year                        14,352             8,550            18,588

Cash and cash equivalents, end of year                            $ 10,327          $ 14,352          $  8,550



See accompanying notes to consolidated financial statements.

(in thousands)


                                                                             Year Ended December 31,
                                                                     2000             1999             1998
                                                                 ------------------------------------------
Schedule of changes in working capital components
   net of effects from sale of subsidiaries
Accounts receivable                                              $ (7,254)         $ 2,353          $(6,991)
Other receivables                                                      98             (470)            (269)
Inventories                                                        (4,974)            (966)             644
Prepaid expenses and other current assets                              58              106              583
Accounts payable                                                    3,207           (2,492)             701
Accrued expenses                                                      571           (1,256)            (274)
Income taxes payable                                               (1,896)           1,261             (819)

Net change in working capital components                         $(10,190)         $(1,464)         $(6,425)


Supplemental disclosures of cash flow information
Cash paid during the year for:
  Interest                                                       $  1,579          $ 2,208          $ 2,410
  Income taxes                                                      3,600              403            1,901



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)


                                                                                                            Net
                                                                                         Accumulated    Receivable
                                                                 Additional                Other           From          Total
                                             Ordinary   Shares    Paid-in    Retained   Comprehensive   Shareholder   Shareholders'
                                              Shares    Amount    Capital    Earnings      Income        (Note 12)        Equity
                                             --------------------------------------------------------------------------------------

Balance at January 1, 1998                     6,674     $67     $18,301     $56,644       $(10,234)            -         $64,778

Net income                                         -       -           -       1,622              -             -           1,622
Foreign currency translation adjustment            -       -           -           -          1,613             -           1,613

Balance at December 31, 1998                   6,674      67      18,301      58,266         (8,621)            -          68,013

Net income                                         -       -           -       4,435              -             -           4,435
Foreign currency translation adjustment            -       -           -           -            665             -             665
Transfer of balance of net receivable
  from shareholder at December 31, 1999            -       -           -           -              -        (2,811)         (2,811)

Balance at December 31, 1999                   6,674      67      18,301      62,701         (7,956)       (2,811)         70,302

Net income                                         -       -           -       2,963              -             -           2,963
Foreign currency translation adjustment            -       -           -           -         (1,017)            -          (1,017)
Transfer of balance of net receivable
  from shareholder at December 31, 2000            -       -           -           -              -        (8,801)         (8,801)

Balance at December 31, 2000                   6,674     $67     $18,301     $65,664       $ (8,973)     $(11,612)        $63,447



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

     Cash and cash equivalents -- Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, commercial paper and time certificates of deposit with a maturity of three months or less when purchased.

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

     Goodwill -- Goodwill is amortized on a straight-line basis over periods estimated to be benefited, generally over 5 years. At December 31, 2000 and 1999, goodwill amounted to $136 and $401 net of accumulated amortization of $406 and $507, respectively, and is included in other assets.

     Revenue recognition -- The Company recognizes revenue at the time shipments of product are made to customers.

     Income taxes -- Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between tax basis of assets and liabilities and the financial reporting amounts. A valuation allowance is recorded if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

(dollars in thousands)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     Valuation of long-lived assets -- The Company evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

     Comprehensive income - Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

     New accounting standard not yet adopted - The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Derivative Instruments and Hedging Activities". This statement, as amended, requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value and is effective for fiscal years beginning after June 15, 2000. Gains or losses resulting from changes in the values of those derivatives would be accounted within the statements of operations and comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of SFAS No. 133 on January 1, 2001 did not have a material effect in the Company's financial statements.

(dollars in thousands)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

     Reclassifications - Certain reclassifications have been made to prior-period amounts to conform with the 2000 presentation. These reclassifications had no effect on the results of operations or financial position for any year presented.

3.   DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

     In 2000, the Company sold machinery in one of its plants in the U.S. for a total consideration of $1,200 resulting in a gain of $153.

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

5.   GAIN ON DISPOSAL OF SUBSIDIARIES

     In October 2000, the Company sold its investment in the adult incontinence manufacturing operation in Switzerland and a distribution office in Germany for a cash consideration of $4,963, resulting in a gain of $214.

6.   PROVISION FOR INCOME TAXES

     Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The Company is not taxed in the British Virgin Islands where it is incorporated.

     The components of income before income taxes are as follows:

                                 Year Ended December 31,
                           2000            1999            1998
                         ---------------------------------------
U.S.                     $4,446          $2,235         $(1,297)
Foreign                     215           3,308           3,175

                         $4,661          $5,543         $ 1,878

(dollars in thousands)


6.   PROVISION FOR INCOME TAXES - continued

     The provision for income taxes consists of the following:

                                                                                Year Ended December 31,
                                                                        2000             1999             1998
                                                                      ----------------------------------------
Current
  U.S. Federal                                                        $  554          $   440           $ (412)
  U.S. State                                                               -                -                -
  Foreign                                                              1,452            2,404            1,378
Benefit of loss carrybackwards                                             -           (1,059)               -
Benefit of loss carryforwards                                            (95)               -             (425)
Deferred taxes                                                          (354)            (798)            (288)

                                                                      $1,557          $   987           $  253

     A reconciliation between the provision for income taxes computed by applying the United States Federal statutory tax rate to income before taxes and the actual provision for income taxes is as follows :

                                                                                Year Ended December 31,
                                                                        2000             1999             1998
                                                                      -----------------------------------------
Provision for income taxes at statutory rate on profit for
 the year                                                               35.0%            35.0%            35.0%
Effect of different tax rates applicable to foreign earnings           (20.5)            14.8           (113.9)
Foreign losses which are not deductible                                 18.0                -                -
Foreign profits which are not taxable                                  (35.0)               -                -
Changes in valuation allowances                                         29.6            (32.5)            87.7
Withholding tax on interest and royalty income                           5.7              3.9             10.0
Tax exemption under tax holiday                                         (0.2)            (2.3)            (6.7)
Other                                                                    0.8             (1.1)             1.3

Effective rate                                                          33.4%            17.8%            13.4%

     The Company's subsidiary incorporated in the People's Republic of China is entitled to a two-year exemption from state and local income taxes commencing from the first profitable year of operations, which was 1998, followed by a 50% reduction in tax rates for the next three years. The year ended December 31, 2000 was the first year for the subsidiary to be under a 50% reduction in the prevailing tax rate. Had this tax holiday not been available, income tax expense would have been higher by $11 and $138. Earnings per share would have been the same in 2000 and was lower by $0.02 in 1999 and 1998.

(dollars in thousands)


6.   PROVISION FOR INCOME TAXES - continued

     Certain subsidiaries have operating loss carryforwards for income tax purposes which may be applied to reduce future taxable income. The loss carryforwards are available on a country by country basis and are not available for use except in the country in which the loss occurred. At December 31, 2000 the tax loss carryforwards by country and their future expiration dates are as follows:

                                                                                                             2010 -
                               Total            2001        2002         2003         2004        2005       2013     Indefinite
                           ----------------------------------------------------------------------------------------------------
United Kingdom                 $100,136        $   -      $    -        $   -        $   -      $    -       $    -    $100,136
Switzerland                       5,260          756       1,581          159          119       2,645            -           -
U.S.A.                            9,830            -           -            -            -           -        9,830           -
Belgium                             813            -           -            -            -           -            -         813

                               $116,039        $ 756      $1,581        $ 159        $ 119      $2,645       $9,830    $100,949

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

     Deferred income tax balances at December 31 are related to:

                                                                           At December 31,
                                                               2000                             1999
                                                       Assets        Liabilities        Assets        Liabilities
                                                    --------------------------------------------------------------
Inventories                                           $      1           $   -         $     22         $  (136)
Accounts receivable and prepaid expenses                    19             (44)              10             (88)
Property                                                     -            (493)               -          (1,702)
Other                                                      939            (125)             884            (100)
Tax loss carryforwards                                  32,387               -           31,008               -
Valuation allowances                                   (32,387)              -          (31,008)              -

Total                                                 $    959           $(662)        $    916         $(2,026)

(dollars in thousands)


7.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                                          At December 31,
                                                       2000            1999
                                                      ----------------------
Raw materials                                         $13,636        $14,657
Finished goods                                         12,920         10,166

                                                      $26,556        $24,823


8.   PROPERTY AND EQUIPMENT

     Included in property and equipment are assets acquired under capital leases with the following net book values:

                                                         At December 31,
                                                      2000            1999
                                                      ---------------------
At cost:
  Machinery and equipment                             $5,982         $5,976
  Motor vehicles                                         122            158

                                                       6,104          6,134
Less: Accumulated amortization                         2,426          1,889

Net book value                                        $3,678         $4,245

9.   LOAN RECEIVABLE

     The loan is non-interest bearing and will not be received within twelve months from the balance sheet date and accordingly, the amount is reclassified as a non-current asset in the financial statements.

10.  SHORT-TERM BORROWINGS

     These include borrowings in the form of trade acceptances, loans and overdrafts with various banks:

                                                          At December 31,
                                                       2000             1999
                                                      ------------------------

Credit facilities granted                             $14,850         $18,424

Utilized                                              $13,235         $ 9,040

Weighted average interest rate on borrowings at
  end of year                                            8.91%           8.53%


     The Company maintains short-term bank credit lines in each of the countries in which it operates. Interest rates are generally based on the banks' prime lending rates and cost of funds and the credit lines are normally subject to annual review. At December 31, 2000, borrowings of $1,842 are collateralized by the pledge of accounts receivable and inventory of a subsidiary with a book value of $12,100. In addition, borrowings of $362 are collateralized by the pledge of land and buildings with a net book value of $1,099.

(dollars in thousands)


11.  LONG-TERM DEBT

     Long-term debt consists of:

                                                                                         At December 31,
                                                                                      2000            1999
                                                                                      ---------------------
Term loan bearing interest at LIBOR plus 2.25% (10.25% as of December
 31, 2000) payable in monthly installments of $87.5 beginning June 2000
 (the "Term Note")                                                                    $3,628         $    -

Loan from finance companies at rates ranged from 7.00% to 10.50% per annum at December 31, 2000.  The loan is secured by the building and equipment
 of the Company's Wisconsin facilities                                                 2,455          1,785

Capital leases bearing interest rates ranged from 3.25% to 9.69% per annum
 at December 31, 2000                                                                  2,915          3,905

Swiss Franc denominated mortgage loans repaid in full in 2000                              -          3,940
Bank loan bearing interest at 8.40% per annum, with the final installment
 repaid in March 2000                                                                      -            148

Term Loan bearing interest at LIBOR plus 1.50% (payable in monthly installments of $125 beginning February 1997 with a balloon payment of
 $10,625 due January 2000)                                                                 -          4,625

Total                                                                                  8,998         14,403
Current portion of long-term debt                                                      3,421          2,509

Long-term debt, less current portion                                                  $5,577        $11,894


     Maturities of long-term debt as at December 31, 2000 are as follows:

                                                                         Capital
                                                          Loans           Leases            Total
                                                        -------------------------------------------
Year ending December 31,
  2001                                                     $1,589          $2,010           $3,599
  2002                                                      1,550           1,089            2,639
  2003                                                      1,550              40            1,590
  2004                                                        978               -              978
  2005                                                        416               -              416

                                                            6,083           3,139            9,222
Interest                                                        -            (224)            (224)

Total                                                      $6,083          $2,915           $8,998

     In March 2001, the Company entered into an amended financing agreement with the existing financial institution under which the Company received a Term Loan of $11,000 (the "Term Loan"), a capital expenditure line of up to $5,000, and a revolving credit facility (based on the lesser of a percentage of eligible accounts receivable and inventory or $15,000). Such financing was entered into in connection with the Company's purchase of certain assets of the North American operations of Drypers Corporation as discussed in Note 20. The Company borrowed the full amount of the $11,000 Term Loan, with interest payable at LIBOR plus 4.25% or prime plus 2.75% per year at the election of the borrower, and repaid the existing Term Note. The Term Loan is repayable in 60 monthly installments of principal in the amount of $183 plus interest and is collateralized by the Company's U.S. subsidiary's assets. In addition, the Company borrowed approximately $9,100 of the $15,000 revolving credit facility during March 2001. Among other things, the agreement contains certain restrictive covenants, including the maintenance of earnings before interest, taxes, depreciation, and amortization ("EBITDA") and tangible net worth, and places limitations on acquisitions, dispositions, capital expenditures, and additional indebtedness.

     In addition, in March 2001, the Company borrowed $15,000 under a term loan (the "$15 million Term Loan") from an overseas financial institution which is controlled by one of the Company's non-executive directors. The loan bears annual interest at a rate of 14.5% increasing to 17.5% if any amounts payable under the loan are not repaid when due. Interest is payable monthly while principal is due in March 2002. The Company may prepay all or a portion of the loan after the six-month anniversary of the initial borrowing. The loan is secured by the Company's ownership interest in its Australian subsidiaries. In addition, the loan agreement contains certain restrictive covenants, including minimum tangible net worth and EBITDA of the Australian subsidiaries. The borrowings were guaranteed by the Company's Chairman and Chief Executive Officer.

     In conjunction with the $15 million Term Loan, the Company committed to issue share purchase warrants to the lender. The warrants will allow the lender to purchase Ordinary Shares of the Company at a price of $0.01 per share. The number of warrants issued will equal 0.75% of the Company's diluted Ordinary Shares outstanding for each month any portion of the principal balance of the loan is outstanding. However, in no event will the lender receive warrants which grant the lender the right to purchase less than 4.5% of the Company's diluted stock. The fair value of the warrants will be amortized over the term of the loan as interest expense.

(dollars in thousands)


12.  RECEIVABLE FROM SHAREHOLDER

     In 2000, 1999 and 1998 the Company advanced $10,744, $1,879, and $3,372, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes bearing interest at a rate equal to 1.5% over the London Inter-Bank Offered Rate (LIBOR) or such other rate that the Board of Directors and the borrower shall agree in writing. The rate of interest was reviewed quarterly and adjusted, if necessary. In January 2000, the Company's U.S. subsidiary borrowed amounts under a term loan facility which was used to repay the balance of a loan payable by Brandon Wang to a bank, amounting to $5,250. This amount has been aggregated with the receivable from Brandon Wang which amounted to $2,811 at December 31, 1999. The resulting note payable by Brandon Wang is repayable on demand and carries the same interest terms as those of the existing promissory notes. Brandon Wang is required to provide collateral of shares of the Company held by him. The fair market value of such shares must be not less than 125% of the amount due under the notes. At December 31, 2000 and 1999, the Company has classified the balances owed by Brandon Wang as a reduction from shareholders' equity. During 2000, 1999 and 1998, Brandon Wang and a trust controlled by him repaid $1,943, $2,540, and $507, respectively, to the Company. Interest of $470, $243, and $92 was charged on these advances in 2000, 1999 and 1998, respectively.

13.  COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries lease land, facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Rental expense under operating leases was $1,650 in 2000, $1,787 in 1999 and $2,365 in 1998.

     At December 31, 2000, the Company and its subsidiaries were obligated under operating leases requiring minimum rentals as follows :



Year ending December 31,

  2001                                                $1,097
  2002                                                   545
  2003                                                   374
  2004                                                   258
  2005                                                   241
  2006 and thereafter                                    418
Total                                                 $2,933

     The Company and its subsidiaries are, from time to time, involved in routine legal matters incidental to their business. On May 21, 2001, the Company entered into an agreement with The Proctor & Gamble Company ("P&G") to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company's products in the Asian Pacific and Australian region after December 31, 2000. The agreement encompasses fixed payments totaling $300 relating to the period prior to January 1, 2001 and payment of royalties based on a percentage of sales of certain products in the Asian pacific region beginning January 1, 2001. The amount of $300 relating to periods prior to January 1, 2001 was recorded in the statement of operations for the year ended December 31, 2000 as a component of selling, general and administrative expenses. A similar agreement was entered into in 1998 relating to the North American region and resulted in a payment of $900 to P&G, recorded as a component of selling, general and administrative expenses in 1998, for infringement of patents prior to January 1, 1998, as well as payments of royalty fees based on a percentage of certain products sold after December 31,1997 within the North American region.

     In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No, 95-19-2-ALB-AMER (WLS) brought by plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court, Middle District of Georgia. The complaint alleges that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the "Defendants") have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the plaintiffs; and theft by the Defendants of the plaintiffs' trade secrets concerning the waistband applicator. The plaintiffs seek an injunction, compensatory, punitive and exemplary monetary damages in an unspecified amount, and attorney's fees. On June 27, 2001, a jury returned a verdict and awarded $4.0 million in damages and also provided for potential enhanced damages against the Company of up to an additional $7.0 million. The Company will file post trial motions to overturn the jury verdict and, if necessary, will appeal the verdict to the U.S. Court of Appeals for the Federal Circuit. The Company believes that it is reasonably possible that it will be successful in overturning the jury verdict. Accordingly, the jury award has not been recorded in the Company's consolidated financial statements. Unsuccessful resolution of the above litigation resulting in a significant assessment against the Company may result in the Company violating certain covenants of its debt agreements. This would give the lenders the right to demand payment of outstanding amounts unless the lenders waive their rights under the debt agreements. Demand for payment by the lenders and the need to pay the award to the plaintiff would require the Company to secure other financing sources to meet its obligations. The Company has advised the lenders of the recent jury verdict and its intention to pursue a post trial motion to overturn the decision and, if necessary, file an appeal. While the Company believes that it is reasonably possible that it will be successful in overturning the jury verdict, the outcome of this litigation is uncertain.

    A claim has been made by Ms. Rhonda Tracy, the owner of U.S. Patent No. 5,797,824 for disposable diapers with a padded waist and leg holes, asserting that the Company has been manufacturing and/or selling diapers which infringe her patent. No lawsuit has been filed against the Company to date. The Company, however, has filed a lawsuit against Ms. Tracy in the U.S. district court for the Northern District of Georgia for a declaration that her patent is invalid and/or not infringed. The Company's case is presently stayed pending an action Ms. Tracy has filed against Jewel Food Stores, Inc., American Stores Company, WalMart Stores, Inc., Dominick's Finer Foods, Inc., Drypers Corporation, Kimberly-Clark Corporation and Tyco International, Ltd. in the U.S. district court in the Northern District of Illinois claiming infringement of her patent. The Company is unable to determine whether Ms. Tracy will file a lawsuit against the Company, and if so, the impact of the ultimate outcome of this matter. The Company denies any liability relating to this matter and intends to pursue its case against Ms. Tracy and vigorously defend itself if a lawsuit is filed.

(dollars in thousands)


14.  NON CASH TRANSACTIONS

     Additions to fixtures and equipment during the year ended December 31, 2000 amounting to $303 were financed by new capital leases.

15.  EMPLOYEE BENEFIT PLANS

     The Company's United States subsidiary has established a 401(k) plan under which the Company matches employee contributions up to 5% of employees' base compensation. The Company's other international subsidiaries have defined contribution plans, covering substantially all employees, which are determined by the boards of directors of the subsidiaries. These plans provide for annual contributions by the Company from 2% to 19% of eligible compensation of employees based on length of service.

   Total expense related to the above plans was $1,075 in 2000, $1,081 in 1999 and $1,135 in 1998.

16.  SUPPLEMENTARY INFORMATION

     Valuation and qualifying accounts:

                                                   Balance At       Disposal      Charged To                     Balance At
                                                    Beginning         Of a         Cost And                          End
                                                     Of Year       Subsidiary      Expenses       Deductions       Of Year
                                                -----------------------------------------------------------------------------
Year ended December 31, 2000
  Allowances for doubtful accounts                   $  724          $ (41)         $  256        $   (42)         $  897
  Provision for inventory obsolescence                  376            (76)            457           (267)            490

                                                     $1,100          $(117)         $  713        $  (309)         $1,387

Year ended December 31, 1999
  Allowances for doubtful accounts                   $  659          $   -          $  931        $  (866)         $  724
  Provision for inventory obsolescence                  840              -             569         (1,033)            376

                                                     $1,499          $   -          $1,500        $(1,899)         $1,100

Year ended December 31, 1998
  Allowances for doubtful accounts                   $  577          $   -          $  379        $  (297)         $  659
  Provision for inventory obsolescence                1,228              -             623         (1,011)            840

                                                     $1,805          $   -          $1,002        $(1,308)         $1,499

     Deductions relate to write-offs of accounts receivable as bad debts and disposals of inventories.

(dollars in thousands)


17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of the Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, accounts and other receivables, receivable from shareholder, accounts payable, short-term borrowings, and long-term debt are reasonable estimates of their fair value. The interest rate on the Company's long-term debt approximates that which would have been available at December 31, 2000 for debt of the same remaining maturities.


18.  SEGMENT INFORMATION

     The Company is engaged in one industry segment, the manufacturing and marketing of disposable hygenic products. However, the Company has four principal geographic segments for operating management purposes. The principal measures of operating performance are operating income and income before income taxes.

     Certain financial information by geographic area and by products are as follows:

                                                                            Year Ended December 31,
                                                                        2000            1999            1998
                                                            ------------------------------------------------
Net sales
North America (principally the U.S.)                                $ 92,229        $ 93,479        $ 89,911
Australia                                                             44,753          42,676          40,487
Asia                                                                  60,835          45,715          44,208
Europe                                                                16,844          23,972          33,319

                                                                    $214,661        $205,842        $207,925

   Within this industry segment, the Company derived its revenues from the following product lines for the years ended December 31, 2000, 1999 and 1998:

                                                                              Year Ended December 31,
                                                                        2000            1999            1998
                                                            ------------------------------------------------

Products
Disposable baby diapers                                             $160,417        $147,615        $154,485
Adult incontinence products                                           44,230          42,784          34,066
Training pants, youth pants and sanitary napkins                      10,014          15,443          19,374

Total net sales                                                     $214,661        $205,842        $207,925

   Intersegment sales were not significant.

Operating income (loss)
North America (principally the U.S.)                                $  5,301        $  5,001        $  1,155
Australia                                                              3,919           4,823           4,946
Asia                                                                   4,609           3,839           2,842
Europe                                                                (2,371)         (1,667)         (2,903)
Corporate expenses                                                    (4,983)         (4,562)         (2,285)

                                                                    $  6,475         $ 7,434         $ 3,755

                                                                                  Year Ended December 31,
                                                                         2000              1999             1998
                                                            ----------------------------------------------------
Income before income taxes
North America (principally the U.S.)                                  $ 2,722           $ 1,695          $(1,651)
Australia                                                               1,954             2,743            2,659
Asia                                                                    2,592             3,352            2,675
Europe                                                                 (2,497)           (2,747)          (3,289)
Corporate                                                                (110)              500            1,484

                                                                      $ 4,661           $ 5,543          $ 1,878

     The gain on disposal of subsidiaries was recorded as a component of corporate expenses in the tables above. The 1998 income before income taxes for North America included the restructuring costs of the operation during the year.

                                                                               Year Ended December 31,
                                                                        2000            1999            1998
                                                            ------------------------------------------------
Interest expenses
North America (principally the U.S.)                                  $  882          $1,510          $1,586
Australia                                                                123             126             145
Asia                                                                     285             160             150
Europe                                                                   145             190             344
Corporate                                                                159             222             286

                                                                      $1,594          $2,208          $2,511

                                                                               Year Ended December 31,
                                                                        2000            1999            1998
                                                            ------------------------------------------------
Interest income
North America (principally the U.S.)                                   $ 204           $ 397           $ 523
Australia                                                                 53              41              42
Asia                                                                      34              41              54
Europe                                                                    63              44              92
Corporate                                                                514             269              79

                                                                       $ 868           $ 792           $ 790

                                                                               Year Ended December 31,
                                                                        2000            1999            1998
                                                            ------------------------------------------------
Assets, at end of year
North America (principally the U.S.)                                $ 46,599        $ 44,479        $ 53,799
Australia                                                             19,359          19,725          20,192
Asia                                                                  39,194          35,903          32,067
Europe                                                                 2,876          13,123          19,373
Corporate assets                                                       3,381           7,715           8,478

                                                                    $111,409        $120,945        $133,909

                                                                               Year Ended December 31,
                                                                        2000            1999            1998
                                                            ------------------------------------------------
Expenditures for property, plant and equipment
North America (principally the U.S.)                                  $2,645          $2,443          $2,841
Australia                                                              1,497             728             741
Asia                                                                   1,528           2,407           1,926
Europe                                                                   197             517             936
Corporate assets                                                          80               2               -

                                                                      $5,947          $6,097          $6,444

                                                                               Year Ended December 31,
                                                                        2000            1999            1998
                                                            ------------------------------------------------
Depreciation and amortization
North America (principally the U.S.)                                  $3,875          $3,218         $ 3,876
Australia                                                              1,642           1,899           1,912
Asia                                                                   2,901           2,418           2,049
Europe                                                                   978           2,061           3,470
Corporate assets                                                          68              66              77

                                                                      $9,464          $9,662         $11,384

                                                                               Year Ended December 31,
                                                                        2000            1999            1998
                                                            ------------------------------------------------
Property, end of year
North America (principally the U.S.)                                 $19,431         $21,671         $21,994
Australia                                                              6,586           7,840           8,627
Asia                                                                   9,776          11,945          12,945
Europe                                                                   166           6,061          10,975
Corporate assets                                                         522             464             475

                                                                     $36,481         $47,981         $55,016

No single customer accounted for 10% or more of the total revenues.

(dollars in thousands except per share amounts)

No single customer accounted for 10% or more of the total revenues.


19.  QUARTERLY DATA (UNAUDITED)

                                            1st Quarter       2nd Quarter       3rd Quarter       4th Quarter
                                           -----------------------------------------------------------------------
2000
Net sales                                      $55,868           $51,270           $54,191         $  53,332
Gross profit                                    18,635            16,451            17,723            16,320
Net income (loss)                                1,603               700               831              (171)(1)
Earnings (loss) per share                         0.24              0.10              0.12             (0.02)

1999
Net sales                                      $53,591           $48,732           $50,282         $  53,237
Gross profit                                    17,273            15,784            16,904            17,761
Net income                                       1,556               316               747             1,816
Earnings per share                                0.23              0.05              0.11              0.27

1998
Net sales                                      $52,705           $49,601           $48,895         $  56,724
Gross profit                                    14,279            14,064            13,550            18,035
Net (loss) income                               (1,081)             (786)             (347)            3,836 (2)
(Loss) earnings per share                        (0.16)            (0.12)            (0.05)             0.57

(1)  Include $300 charge relating to an agreement with P&G (see Note 13).

(2) The 4th Quarter 1998 results include a reversal of $1,500 of estimated executive compensation previously accrued rateably over the first three quarters of 1998.


20.  BUSINESS ACQUISITION

     In March 2001, the Company acquired the North American assets of Drypers Corporation pursuant to the order of the U.S. Bankruptcy Court based in Houston, Texas for a consideration of $38.5 million. The assets are located in Marion, Ohio; Vancouver, Washington and Houston, Texas and relate to the manufacture and sale of disposable baby diapers. The acquisition was accounted for using the purchase method. Historical annual gross sales relating to the assets purchased was $208,000 for the year ended December 31, 2000. The acquisition was financed by existing cash balances of the Company, proceeds from term loans and revolving credit line (see Note 11).

SHAREHOLDER INFORMATION


Annual Meeting

The next annual meeting of shareholders will be held in Kuala Lumpur, Malaysia on October 17, 2001 at 10:00 a.m. local time. Notice of the meeting and proxy statement will be mailed to shareholders before the meeting.


Market Information

The Company's shares are traded on the NASDAQ National Market System under the Symbol DSGIF.


Stock Transfer Agent

Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack
New Jersey 07660
U.S.A.
Tel.     :  (1) 800-356 2017
website  :  www.chasemellon.com


Independent Auditors

Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111, Connaught Road, Central
Hong Kong


Principal Executive Office

DSG International Limited
17th Floor, Watson Centre
16-22 Kung Yip Street
Kwai Chung
Hong Kong
Tel: (852) 2484-4820


Form 20-F

The Company's 2000 report to the Securities and Exchange Commission on Form 20-F provides additional details about the Company's business as well as other financial information not included in this annual report. A copy of this report is available to shareholders upon written request to the Company's Principal Executive Office.

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
PT DSG Surya Mas Indonesia                            Telephone  :  (44) 1246-221 228
Jl. Pancatama Raya Kav. 18                            Facsimile  :  (44) 1246-274 773
Desa Leuwilimus, Cikande
Serang, Jawa Barat
Indonesia
Telephone  :  (62) 254-400 934
Facsimile  :  (62) 254-400 939

Disposable Soft Goods (Malaysia) Sdn Bhd
No. 9, Jalan U1/19, Section U1
Hicom Glenmarie Industrial Park
40150 Shah Alam, Selangor
Malaysia
Telephone  :  (60) 3-519 4282
Facsimile  :  (60) 3-519 4286

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

                                                                      SCHEDULE 1

                        CONDENSED FINANCIAL INFORMATION
                    UNCONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             Year ended December 31,
                                                                     2000              1999              1998
                                                                   ------            ------           -------
                                                                                 (in thousands)
Equity in earnings of subsidiaries......................           $3,936            $5,049           $(1,201)

Operating expenses:
 Administration.........................................            2,959             2,785               563
 Selling................................................              300                 -                 -
 Depreciation...........................................               25                23                20

Total operating expenses................................            3,284             2,808               583

Operating income (loss).................................              652             2,241            (1,784)
Interest expense........................................             (159)             (223)             (286)
Exchange loss...........................................             (524)             (861)             (430)
Interest income.........................................            3,821             3,721             3,841
Other finance expenses .................................                -                (2)              (56)
Other income............................................              730               546               590

Income before income taxes..............................            4,520             5,422             1,875
Provision for income taxes..............................            1,557               987               253

Net income..............................................           $2,963            $4,435           $ 1,622

                            See note to Schedule 1

                                                                      SCHEDULE 1

                        CONDENSED FINANCIAL INFORMATION
                         UNCONSOLIDATED BALANCE SHEETS

                                                                                   Year ended December 31,
                                                                                    2000              1999
                                                                                 -------           -------
                                                                                      (in thousands)
ASSETS
Current assets:
  Cash..............................................................           $ 4,667              $ 5,260
  Other receivables.................................................               796                  177
  Prepaid expenses and others.......................................                 7                   27

Total current assets................................................             5,470                5,464

Equipment:
  Machinery and equipment...........................................                 2                    -
  Furniture.........................................................               216                  216
  Motor vehicles....................................................               139                   62

  Total............................................................                357                  278
  Less:  accumulated depreciation .................................                156                  132

Net property.......................................................                201                  146

Investment in subsidiaries (on the equity method)..................             62,942               65,144

Total assets.......................................................            $68,613              $70,754

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings...........................................             $     -              $   148
  Accounts payable................................................                 234                    7
  Accrued payroll and employee benefits ..........................                  50                  255
  Accrued expenses................................................                 449                   41
  Income taxes payable............................................                  54                    1

Total current liabilities.........................................                 787                  452

Shareholders' equity:
  Ordinary shares.................................................                  67                   67
  Additional paid-in capital......................................              18,301               18,301
  Retained earnings...............................................              65,664               62,701
  Translation reserve.............................................              (8,973)              (7,956)
  Less:  net receivable from shareholder..........................              (7,233)              (2,811)

Total shareholders' equity........................................              67,826               70,302

Total liabilities and shareholders' equity........................             $68,613              $70,754

                             See note to Schedule 1

                                                                      SCHEDULE 1

                        CONDENSED FINANCIAL INFORMATION
                    UNCONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Year ended December 31,
                                                                      2000               1999               1998
                                                                  --------            -------            -------
                                                                                  (in thousands)
Cash flows from operating activities
Net cash provided by operating activities...............          $  2,723            $ 4,734            $ 1,392

Cash flows from investing activities....................
Expenditures for equipment..............................               (79)                 -                  -
Investments in and advances to subsidiaries.............            (5,883)            (5,713)            (1,221)
Recoupment of investment in subsidiaries................             7,068              3,844              3,882
Advances to shareholder.................................            (8,837)            (1,879)            (3,372)
Repayments by shareholder...............................             4,415              2,540                507

Net cash used in investing activities...................            (3,316)            (1,208)              (204)

Cash flows from financing activities
(Decrease)/increase in cash and cash equivalents........              (593)             3,526              1,188

Cash and cash equivalents, beginning of year............             5,260              1,734                546

Cash and cash equivalents, end of year..................          $  4,667            $ 5,260            $ 1,734

Cash dividends from:
   Consolidated subsidiaries............................          $  4,818            $ 1,329            $   754



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

Exhibits

Exhibit             Description
-------             -----------

Exhibit 10.C.1 Sale and Purchase Agreement dated October 20, 2000 between DSG TEK Limited and IVF Hartman AG


Exhibit 10.C.2 Loan and Security Agreement dated March 14, 2001 between Associated Hygienic Products LLC and Foothill Capital Corporation

Exhibit 10.C.3 Short Term Financing Agreement dated March 14, 2001 between DSG International Limited and Breakers Investment Holding Limited

Exhibit 10.C.4 Sale and Purchase Agreement dated February 20, 2001 between Associated Hygienic Products LLC and Drypers Corporation

Exhibit 11          Computation of Net Income Per Ordinary Share