Form 20-F
period 2001-12-31
DSG INTERNATIONAL LTD
filed 2002-06-14
CIK 883230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 33-45136

DSG INTERNATIONAL LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands
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

$0.01 per share (“Ordinary Shares”)
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares	6,989,116

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☒  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐  Yes  ☐  No

PART I

Item 1.    Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.     Key Information.

A.     Selected Financial Data

The information required is contained in the Selected Consolidated Financial Data of the Annual Report to Shareholders, and is incorporated herein by reference.

B.     Capitalization and Indebtedness

The information required is contained in the Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity of the Annual Report to Shareholders, and is incorporated herein by reference.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Among the factors that have a direct effect on the results of operations and financial condition of DSG International Limited (the “Company”) are the following:

1.    Raw Material Cost

The overall raw material costs have moderately decreased during year 2001 and the Company’s operating results may be adversely affected by any increases in raw material costs in the future, specifically the cost of the main raw material, fluff wood pulp, which increased moderately in 2000 and may increase moderately in 2002.

2.    Branded Product Innovation

Patents and other intellectual property rights are an important competitive factor in the disposable diaper market, mostly because of the industry emphasis in product innovations. Patents held by the main competitors could severely limit the Company’s ability to keep up with branded product innovations, by prohibiting the Company from marketing product with comparable features.

3.    Pricing and Volumes

The market position of the Company’s main competitors, The Procter & Gamble Company (“P&G”) and Kimberly-Clark Corporation (“KC”), relative to the Company varies from one geographic area to another; but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence in price and volumes, and gain substantial market share in any of their marketing areas. They have heavily promoted diapers in the multi-pack configuration. These packages offer a lower unit price to the retailer and consumer. It is possible that as a consequence of this strategy, in those geographic markets in which the main competitors have adopted it, the Company may realize lower selling prices and/or lower sales volume.

4.    Increased Cost

On May 21, 2001, the Company entered into an agreement with P&G to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company’s products in the Asian Pacific and Australian region after December 31, 2000. A similar agreement with P&G was entered into in 1998 relating to the North American region that provides for payments of royalty fees based on a percentage of certain products sold after December 31, 1997 within the North American region.

The Company believes that the royalty being charged by P&G under its respective license agreements is approximately the same royalty that will be paid by its major competitors for similar patent rights. However, these royalties will continue to have an adverse impact on the Company’s future financial condition and results of operations as compared to pre-settlement.

5.    Increased Financial Leverage

As a result of the acquisition of the North American assets of Drypers Corporation, the Company has short and long term debt of $47.9 million, bearing various interest rates as of December 31, 2001.

As a consequence of the incurrence of the Company’s new debt, its principal and interest obligations have increased substantially. The increase in the Company’s financial leverage as described above, could adversely affect the Company’s ability to obtain additional financing for working capital, acquisitions or other purposes and could make the Company more vulnerable to economic crisis in the different geographical markets and to competitive pressures from its main competitors.

As a substantial portion of the Company’s available cash from operations will have to be applied to meet debt service requirements, the Company’s liquidity could be affected as well as its ability to fund capital expenditures.

Notwithstanding, the Company believes that its cash flow from operations and other sources of liquidity will be adequate to meet its requirements for working capital, capital expenditures, interest payment and scheduled principal payment for the foreseeable future. However, if the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or obtain additional financing. There is no assurance that this additional financing could be obtained. If financing is obtainable, there is no guarantee it could be obtained on favorable terms to the Company.

6.    Litigation Risk

As the Company operates in an industry in which patents are numerous and are enforced vigorously, the Company and its subsidiaries are from time to time involved in legal matters.

In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by the Plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court for the Middle District of Georgia. The complaint alleged that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the “Defendants”) have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the Plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the Plaintiffs; and theft by the Defendants of the Plaintiffs’ trade secrets concerning the waistband applicator. On March 20, 2002 the United States District Court for the Middle District of Georgia entered a $4.0 million judgment in favor of the Plaintiffs. On March 29, 2002 an amended final order and judgment was entered by the United States District Court for the Middle District of Georgia awarding the Plaintiffs $10.4 million in actual and increased damages for patent infringement and prejudgment interest on the patent claim. Subsequent to the entering of this final order and judgment, the Company began to negotiate a settlement with the Plaintiffs. On April 9, 2002 the Company entered into a Settlement Agreement with the Plaintiffs. The terms of this Settlement Agreement required the Company to make a lump sum payment of $4.2 million to the Plaintiffs no later than April 18, 2002 to settle all asserted claims in the original lawsuit. The $4.2 million lump sum payment was made to the Plaintiffs on April 17, 2002. On April 18, 2002, the Company along with the Plaintiffs filed a “Stipulated Final Order of Dismissal” dismissing with prejudice both the judgment dated March 20, 2002 and the amended final order and judgment dated March 29, 2002. Effective with the filing of the “Stipulated Final Order of Dismissal”, the R&L lawsuit has been settled and the judgments of March 20th and March 29th have been vacated. The Company has recorded the $4.2 million settlement as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations for the ended December 31, 2001.

Item 4.    Information on the Company.

A.     History and Development of the Company

DSG International Limited, established in Hong Kong in 1973, is one of the world’s leading companies specializing in manufacturing disposable baby diapers, adult incontinence and training pants products, with over twenty-nine years of experience in this industry. The Company now operates ten manufacturing facilities in North America, Australia, Asia and Europe with extensive distribution activities around the world.

In 1984, the Company established a manufacturing facility in California through a joint venture with a large French disposable diaper manufacturer, and later that year acquired full ownership of that facility.

In 1987, the Company acquired the U.S. assets of a major private label disposable baby diaper manufacturer which was in bankruptcy, and was thus able to establish a second manufacturing facility at Norcross, Georgia to serve the central, southeastern and northeastern United States. As a result, the Company extended its “FITTI®” brand into U.S. national distribution.

In 1988, the Company acquired all the assets of an unprofitable private label manufacturer of disposable baby diaper in Australia. Also in 1988, the Company acquired the assets, including brand names, of the unprofitable disposable baby diaper manufacturing division of a major U.K. consumer products company.

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

In May 1994, the Company formed a joint venture company with its former distributor in Thailand. The joint venture acquired the entire capital of the distributor’s company and built a plant in Bangkok, Thailand to manufacture baby diapers and adult incontinence products. The Company currently holds an 80% interest in the joint venture company. In August 1994, the Company acquired a manufacturer of adult incontinence products in Switzerland. In November 1994, the Company opened its plant in Zhongshan, Guangdong in the People’s Republic of China.

In April 1995, the Company’s management group, led by the Chairman, Brandon Wang, and two other equity investors proposed a going private transaction to which the holders of all the outstanding shares of the Company held by the public would receive $19 per share. On May 26, 1995, after a review by a Special Committee of independent directors appointed to consider and advise on the proposal, the Board of Directors approved the going private transaction at a price of $19.25 per share and authorized the Company to enter into a merger agreement with corporations that had been formed by the management group. On July 7, 1995 the merger agreement that had been entered into as of May 26, 1995 to effect the going private transaction was terminated because there was no reasonable possibility that certain conditions of the merger agreement could be satisfied within the time period stipulated in the agreement as there was no reasonable prospect that financing would be available on satisfactory terms within such time period.

In September 1995, the Company opened a new plant in Bangkok, Thailand. In October 1995, the Company established a wholly owned subsidiary in Malaysia to assist with the marketing and distribution of the Company’s products in Malaysia.

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

In June 1997, the Company entered into a joint venture agreement with an Indonesian distributor to establish a manufacturing facility in Cikande, Indonesia to manufacture disposable baby diapers. The Company owns a 60% interest in the joint venture company.

During 1997, the Company closed its manufacturing operations in Canada, California and Singapore.

In March 1998, the Company closed its operations in Canada and later on in December, the factory facilities were sold. In November 1998, the Company opened its joint venture manufacturing facilities in Indonesia.

In March 1999, the Company sold its private label baby diaper business in Switzerland. In April and June 1999, the Company established two wholly owned subsidiaries in the United Kingdom and Germany to assist the marketing and distribution of the Company’s adult incontinence products in Europe. In June 1999, the Company opened its new plant and commenced its baby disposable diaper production in Selangor, Malaysia.

In October 2000, the Company sold its adult incontinence operation in Switzerland and its sales office in Germany.

In March 2001, the Company acquired all the U.S. assets including the “DRYPERS®” brand name and the manufacturing facilities in Marion, Ohio and Vancouver, Washington of a major U.S. disposable baby diaper manufacturer which was in bankruptcy, and was thus able to substantially expand its sales in the U.S.

In November 2001, the Company announced the closure of its manufacturing facility in Duluth, Georgia. Production at this facility was discontinued on January 7, 2002. The Company currently has this facility for sale and it is categorized as an “Asset held for sale” on its consolidated balance sheets.

In March 2002, the Company closed its sales and distribution company in Belgium.

DSG International Limited is incorporated in the British Virgin Islands and has its principal executive office at 17/F

Watson Centre, 16-22 Kung Yip Street, Kwai Chung, Hong Kong. Its telephone number is (852) 2484-4820.

CAPITAL EXPENDITURES, INVESTMENT AND DIVESTITURES

Principal capital expenditures, investment and divestitures over the last three years include the following:

	2001	2000	1999
Property, plant and equipment (net)	$9,847,000	$5,947,000	$6,097,000
Investment in and advances to subsidiaries	$(314,000)	$5,883,000	$5,713,000
Recoupment of investment in subsidiaries	$23,103,000	$7,068,000	$3,844,000

B.     Business Overview

1.    General

The Company manufactures and markets disposable baby diapers, training pants and adult incontinence products primarily under its own brand names, which include “DRYPERS®”, “FITTI®”, “PET PET®”, “COSIES®”, “COSIFITS®”, “BABY LOVE®”, “BABYJOY®”, “LULLABY®”, “CARES®”, “CUDDLES®”, “SUPER FAN-NIES®”, “DISPO 123™”, “HANDY™”, “CERTAINTY®” and “MERIT®”. The “DRYPERS®” brand was acquired in March 2001. The Company also manufactures and markets disposable baby diapers, adult incontinence and training pants products under private labels. The Company’s products are sold internationally, with its ten manufacturing facilities being in Hong Kong, the United States, Australia, the United Kingdom, the People’s Republic of China (“PRC”), Thailand, Indonesia and Malaysia.

The Company manufactures and distributes branded and private label disposable baby diapers, adult incontinence products, training pants and youth pants for the North American markets with its operations in Oconto Falls, Wisconsin, Marion, Ohio and Vancouver, Washington. With a strong regional presence, the Company’s “FITTI®” and “CUDDLES®” brands are some of the best selling brands of disposable baby diapers (excluding private labels) in many key markets. The Company’s newly acquired “DRYPERS®” brand is the fourth best selling national brand of disposable baby diapers and training pants products in the North American market. The Company’s sales in adult incontinence products, training pants and youth pants have grown in their significance in the Company’s North American markets.

In Australia, the Company is the second largest manufacturer of disposable baby diapers and the leading manufacturer of private label brands holding an estimated 26% unit volume market share. The Australian market has three major retail sectors: grocery, variety and pharmacy. The Company supplies its own brands of both premium and economy quality to all three market sectors and markets disposable baby diapers under retail chain private labels. The Company also distributes adult incontinence products into the Australian institutional market sector. In 2001, the Company’s overall local currency sales grew by 13.6%, with strong growth experienced in both disposable baby diaper products and adult incontinence products.

In the PRC, the Company estimated that the baby diapers usage rate is around 3% and the market size is ever growing. The Company’s leading brands, “FITTI®” and “PET PET®”, are well established in most of the major cities including Shenzhen, Guangzhou, Shanghai and Beijing; and the Company’s economy brands, “BABY LOVE®” and “BABYJOY®”, expanded rapidly in the eastern and northeastern part of the PRC. The Company estimated that it has a 14% market share in the PRC. In the Guangdong province, the major southern province of the PRC, the Company has a well-established sales and distribution network that extends throughout the province and the Company believes that it is the market leader in the province, with around 30% market share. The Company established a sales office in Guangzhou in 2001 to further strengthen its position in the Guangdong province. In the northern part of the PRC, the Company’s sales operation in Beijing established direct sales and distribution in the Beijing and Tianjin markets and expanded its wholesale network into other northern and northeastern provinces such as Shandong, Shanxi, Hebei, Shaanxi, Jilin and Liaoning. In the eastern part of the PRC such as Fujian, Zhejiang, Jiangsu provinces, the Company established a strong sales and distribution network by working with a number of reputable territorial wholesalers and the Company is optimistic about the growth opportunity in these provinces. In Shanghai Municipal, the Company established its direct sales and distribution network with major foreign invested hypermarkets and state-owned supermarket chains. The Company also set up a nationwide sales and marketing center in Shanghai to focus and keep pace with the market development in the PRC. Overall, the Company expanded its sales and distribution networks in over 40 major cities in the PRC and continues its effort in exploring the potential of the PRC markets. In Hong Kong, the disposable diaper market remained stagnant due to a low birth rate, however, the Company’s sales in 2001 increased by a single digit percentage over 2000 and maintained its second place position in the market with an estimated market share of 20%.

In Singapore, the disposable diaper market has improved due to better economic conditions in the first half of the year and increased market penetration. The Company’s sales increased by almost 40% over the Company’s sales in 2000. In Malaysia, the Company recorded another year of strong volume growth of 35% over the volume in 2000 and the Company expects its sales will continue to grow recording further gains in market share. In Indonesia, the Company’s sales volume grew by 37% compared with the sales volume in 2000 as a result of improvement of the nation’s economy. The Company believes that it continues to maintain its leadership position and that its sales will continue an upward trend as the nation’s economy and political stability improves further. In Thailand, the Company’s “BABY LOVE®” brand, gained a significant market share in the economy sector, and the Company’s volume grew by 47% over the volume in 2000 despite the intense competition in the market.

The Company manufactures and distributes adult incontinence products through its operation in Thailand to all other markets in Asia under its “DISPO 123™”, “HANDY™” and “CERTAINTY™” brands. The Company believes that it is one of the market leaders in the adult incontinence market in Thailand. In other Asian markets, the sales of adult incontinence products have increased steadily over the years and the Company’s brands are well established both in the retail and institutional sectors. The Company remains optimistic about the market growth potential of the adult incontinence market in the Asian Pacific region.

In Europe, the Company scaled down its operations in 2001. The Company’s remaining operation in the United Kingdom continues to market its branded products to wholesalers and grocery retail accounts. The Company also manufactures private label disposable diapers on a selective basis.

The Company’s marketing strategy is to provide retailers and wholesalers with quality, value-oriented products which offer good profit margins, combined with a high level of service, rather than attempting to mass market its products in competition with the industry leaders. The Company believes that its attention to raw material costs and manufacturing efficiency, combined with careful control of advertising and promotional costs, enables it to produce and market value-oriented products at competitive prices.

The Company’s growth strategy is to target its branded products at selected sectors of mature markets, such as the United States, and to take a broader marketing approach in less developed markets where there is a high rate of growth in disposable diaper usage. The Company believes that its manufacturing facilities in Asia and Australia will enable it to participate in the expected growth of those markets. In the past, the Company has expanded its business into new markets by acquiring the assets of disposable baby diaper and adult incontinence manufacturers. The Company also expands through establishing its own manufacturing facilities in emerging markets which offer significant growth potential, such as the Company’s facilities in the PRC, Thailand, Indonesia and Malaysia, which were opened in 1994, 1995, 1998 and 1999, respectively.

The Company’s principal raw materials are fluff wood pulp and super absorbent polymer. Other raw materials include polyethylene backsheets, cloth-like breathable backsheets, polypropylene non-woven liners, adhesive tapes, mechanical closure tapes, hot melt adhesive, elastic, aloe vera and tissue. The cost of materials increased in 2000 and decreased slightly in 2001. Raw materials account for about three-quarters of the cost of goods sold.

Disposable diapers are designed and marketed with two basic objectives in mind : (1) to afford parents of infants up to two and one-half years of age the convenience of diapers which are disposed of after one use and (2) to reduce the risk of chapping (“diaper rash”) which often occurs when moisture from a soiled diaper remains in contact with the baby’s skin. The basic concept of most disposable diapers on the market is the same : to allow moisture to pass through a soft inner layer which is in contact with the baby’s skin into a highly absorbent inner core, from which the moisture is prevented from escaping by an outer moisture-proof backsheet. There are significant differences in quality among the various disposable diapers currently on the market. The most important quality features of disposable diapers are their ability to absorb and retain fluids, to prevent leakage through leg and waist openings by the use of elasticized bands, and to be easily fitted and held in place by adhesive tapes which secure the diaper firmly without causing discomfort to the baby. Other features, such as innovative fastenings, attractive designs, extra-dry sub-layer, gender specific absorbent cores, stand-up leg gathers, cloth-like breathable backsheets, mechanical closure tapes, elastic waistband, aloe vera and packaging help to differentiate products from one another.

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

2.    Geographic Segment and Product Category Information

The following table sets forth the percentage of the Company’s net sales by geographic market and product category activity:

	2001	2000	1999
Net sales
North America	59.2%	43.0%	45.4%
Australia	15.1	20.8	20.7
Asia	23.6	28.3	22.2
Europe	2.1	7.9	11.7

	100.0%	100.0%	100.0%

Product sales by category
Disposable baby diapers	81.5%	74.7%	71.7%
Adult incontinence products	11.8	20.6	20.8
Training pants, youth pants and sanitary napkins	6.7	4.7	7.5

	100.0%	100.0%	100.0%

3.     Seasonality

There is no significant seasonality impact on the Company’s business in most countries.

4.     Raw Materials

The raw material components used in the manufacturing process are fluff wood pulp, super absorbent polymer, polyethylene backsheet, cloth-like breathable backsheet, polypropylene non-woven liner, adhesive closure tape, mechanical closure tapes, hotmelt adhesive, elastic, aloe vera and tissue.

The main raw material is fluff wood pulp, which is purchased from several suppliers in the United States, Scandinavia and Australia. The source from which the fluff wood pulp is shipped to the Company’s manufacturing facilities is dependent on price, quality and availability. The cost of fluff wood pulp increased significantly in 1995, softened in 1996, stabilized thereafter, increased in 1999, increased moderately until the third quarter in 2000 and decreased moderately in 2001. The Company believes it will increase moderately in 2002. Other raw materials are purchased from various sources, also depending on price, quality and availability. The Company maintains good and long-term relationships with its raw materials suppliers. The Company’s Chief Purchasing Officer oversees the purchasing and sourcing policies of each of the Company’s manufacturing facilities and is responsible for new material developments and keeping track of all world-wide producers of raw materials. He also negotiates and determines the purchase of the Company’s major raw materials with the Company’s key raw material suppliers.

The Company has negotiated supply contracts with several of its key suppliers. Such arrangements are generally designed to achieve volume discounts on price and to assure supply stability. In the event of unacceptable price increases, the Company usually has the right to terminate the arrangement upon specified notice periods, which generally range from two to three months.

Some of the suppliers of raw materials to the Company also manufacture disposable diapers which compete with the Company’s products. The Company has not experienced any difficulty with its raw material suppliers who are in competition with it on sales of finished product, but nevertheless it takes steps to ensure that it has alternative sources of supply available.

The main source of energy for the Company’s plants is electricity. The automated process for manufacturing disposable diapers consumes larger amounts of electricity than many other light industries, but none of the Company’s operating subsidiaries has experienced any problems with electricity supply.

5.    Marketing Channels

    a.     North America

i.  Products

The Company manufactures and distributes disposable baby diapers, disposable training and youth pants and adult incontinence products throughout North America under the brand names of “FITTI®”, “CUDDLES®”, “SUPER FAN-NIES®” and “CERTAINTY®”, as well as a growing number of different private label store brands. The “FITTI®” brand is a full-featured value product, recognized for its unique wetness indicator, a cute print that fades away when the diaper becomes wet. The “FITTI®” brand name is also used with the Company’s disposable training pants and the DRI-NITE JUNIOR disposable youth pants. The Company’s pant products feature tear-away side panels, soft cloth-like covers and comfortable waist and hip elastic. The “FITTI®” training pants were the first North American product in this segment to offer the Company’s unique wetness indicators. In March 2001, the Company acquired the “DRYPERS®” brand which is the fourth largest selling brand of disposable baby diapers and disposable training pants in the North

American markets. The “DRYPERS®” brand is a full-featured premium product including multi-strand leg elastic for a wide soft cuff, a reinforced tape landing zone for more secure fastening, a soft elastic waistband, a thin overall profile, leakage barrier inner cuffs, compression packaging and unique features such as “perfume free” and “baking soda” for odor control.

The Company continues to expand its private label diaper business throughout North America with such customers as Wal-Mart, Shoprite, Walgreens Drugs, Eckerd Drug, Kroger, Giant Eagle, Harris Teeter, A&P, Topco, Pathmark, Rite-Aid, Richfood, McLane (a division of Wal-Mart) and Medline Industries. The Company is the only full line manufacturer capable of producing and marketing a full range of disposable baby diapers as well as training pants and youth pants. This advantage should enhance the Company’s sales and private label partnership opportunities. With the acquisition of the Drypers operations and the “DRYPERS®” brand, the Company has gained entry to sell both branded and private label products to major supermarket chains and mass merchandisers such as Wal-Mart and Kroger.

The Company’s primary focus on adult incontinence products is the development of profitable private label partnerships with retailers and institutional distributors such as Walgreens Drug and Medline Industries. The Company’s products are also available under the “CERTAINTY®” brand name. The Company’s focus is on the brief products, offering a wide range of product and feature alternatives. The Company was the first to bring disposable adult pants to the North American market and the Company will continue to explore innovative product opportunities that will make a positive difference in this category and bring better solutions to the incontinence user.

ii.  Sales and Marketing

Disposable baby diapers account for more than 90% of the baby diaper changes in North America. The market can be divided into several segments: brands that are advertised and sold nationally; brands that are not widely advertised but are sold nationally; brands sold only in specific regional areas; and baby diapers that are sold under private label brands. The nationally advertised brands account for around 80% of all sales. The Company maintains a good distribution base on its “DRYPERS®”, “FITTI®” and “CUDDLES®” brands, with new retail customers being added on a regular basis. Recently, the “DRYPERS®” brand was added to all Walgreens Drug Stores, the leading drug chain nationally. The Company’s “DRYPERS®” and “FITTI®” brand training pants have enjoyed steady sales growth and excellent consumer acceptance. The new “DRYPERS®” training pant is the first one in the value segment to offer stretchy side panels similar to the leading national brand. The Company’s “FITTI®” DRI-NITE JUNIOR has a growing market share in the fast growing youth pant segment. This segment now accounts for more than 3% of total category sales.

The Company efficiently services the North American market from three manufacturing facilities. These facilities are located in Oconto Falls, Wisconsin, Marion, Ohio and Vancouver, Washington. The Company commissions a national network of independent brokers and non-food sales representatives to sell directly to retailers and distributors/wholesalers. These brokers and sales representatives, managed by the Company’s direct sales management team, serve as the Company’s agents within defined territories to monitor sales, implement trade promotions and handle the required merchandising activities and responsibilities. The Company’s direct sales management team is responsible for the Company’s marketing and headquarter sales functions. The Company remains committed to its marketing philosophy of direct servicing of its customers and accounts by the sales management personnel. This allows the Company to provide a high degree of category expertise and education to the trade and to be able to promptly respond to trade and market needs. In addition, the strategic locations of its North American manufacturing facilities has enabled the Company to achieve average shipping transit time of one to two days for most North American destinations.

Branded Products.    Due to the intense price and promotional pressure by the advertised brands, combined with a declining birth rate in the U.S. market, the “value brand” segment continues to shrink. By the end of 2001, the combined share of the Company’s “DRYPERS®”, “FITTI®” and “CUDDLES®” brands was roughly 5% of the total units of disposable baby diapers and training pants sold in grocery outlets throughout North America. The grocery sector represents around 50% of the over $4 billion United States retail market. In certain markets, such as New York/New Jersey, the nations largest retail market, the Company believes that the “FITTI®” brand share is much greater than conventional market share tracking companies would indicate. This is because a much higher percentage of “FITTI®” diapers and training pants are sold through urban wholesalers and inner city retailers that typical market research does not track. The Company concentrates its efforts and marketing activities in providing wholesalers and retailers with above average category profits through the use of packaging with greater shelf impact, consumer preferred pre-priced packaging, creative promotional support, creative consumer marketing vehicles, efficient distribution, electronic data interchange and a high level of customer service. The Company has maintained its strategy of providing the best “everyday low price” (“EDLP”) on its “FITTI®” and “CUDDLES®” brands, offering the consumer “the best product for the price” all the time. The Company is pursuing a hybrid marketing program on the “DRYPERS®” brand, which it acquired in March 2001. This hybrid is a combination of EDLP and targeted consumer and trade marketing, designed to increase sales while enhancing their marketing return on investment. The Company provides consumers with quality products at affordable price, unique product features and consistent value. The Company has grown its business with a concentrated effort against the primary diaper selling class of trade : grocery with key retail partners such as Shoprite, A&P, Pathmark, Fleming, Kroger, Albertsons, Harris Teeter and Super Value. However, excellent distribution and sales gains have been made in other non-grocery outlets such as Walgreens Drug, Meijer stores and the U.S. military. The Company continues to benefit from new product ideas and unique retailer profit opportunities to the disposable baby products segment.

The Company’s “CERTAINTY®” brand is the brand under which the Company markets its adult incontinence products. However, the Company recognizes that private brands represent more than 30% of the category sales with steady growth at retail and it is this sector of adult incontinence where the greatest retail sales opportunity exists. The Company will continue to target this private brand segment with a range of superior products in terms of product features and performance. The Company’s strategy is to provide products to the marketplace that are superior to other available products and that are also more affordable than the advertised brands. The drug store trade still represents the majority of adult incontinence retail sales with approximately 50% share of the over $550 million category. Growth potential for the entire category remains high as the population continues to age, people who are incontinent become more open to treatment solutions and better products are developed.

Institutional Volume and Activity.    The institutional providers supply adult incontinence products to medical care facilities, nursing homes, extended care facilities and home health care outlets. It is worth noting that the institutional market still represents more than 60% of the total adult incontinence volume in North America or more than $720 million in sales. The adult category represents an area of significant sales and distribution growth for the Company, and significant gains have been captured. Since its launch in 1996, the adult category volume now represents more than 10% of the Company’s total sales. The Company enjoys an excellent working relationship with one of North America’s premier institutional suppliers of medical related products: Medline Industries, Inc.

Private Label.    This segment of the Company’s business is the major area of potential growth. The Company continues to strengthen its existing private label partnerships with major retailers like Wal-Mart, Kroger, Eckerd Drug, Shoprite, Walgreens, Pathmark, A&P, Uniprix Drug, Amway, Aldi, Federated, Topco etc. and by adding new products in both areas of disposable baby diapers and adult incontinence products. The Company will continue to target other major retailers to establish new profitable private label partnerships in all of its product categories. The Company recognizes that the private label segment remains somewhat more insulated than that of the typical “value” brands from the aggressive price/promotional strategies of the advertised brands, due to the protective/defensive posture that major retailers tend to take when it comes to protecting their corporate brand franchise. The Company is one of the few manufacturers capable of supplying a full range of quality disposable baby diapers and adult incontinence products and has a proven track record of quality products, category expertise and customer service.

    b.    Australia

i.  Products

The Company manufactures and markets disposable baby diapers under four core proprietary brand names and a number of retail chain private label brands. Proprietary brands “BABY LOVE®” and “COSIES®” are value priced, premium quality, feature driven ultra diapers, while “LULLABY®” and “COSIFITS®” are economy priced, basic feature driven ultra diapers. Proprietary brands accounted for 84% of the Company’s Australian diaper sales in 2001. The Company continues to hold a leading position in the private label sector producing corporate brands for a number of major grocery and variety sector retailers. The Company also distributes the “VLESI®” and “MERIT®” range of adult incontinence products into the Australian institutional market, primarily targeting the nursing home sector.

ii.  Sales and Marketing

The Australian combined grocery and pharmacy retail market for disposable baby diapers grew by 2.9% in local currency terms in 2001 with the grocery sector showing strong growth at the expense of pharmacy. Branded products comprise approximately 90% of the Australian market, with the remaining 10% made up of private label products.

The Company markets and distributes its proprietary branded products in Australia using exclusive independent brokers. Sales of private label brands are managed either on a direct basis with a retail customer, or through their selected “in-house broker” representative. Marketing strategies are focused on strong profit margins for the retailers, combined with good product performance, unique product features and “value” retail price points for the consumer. These strategies also include state and national promotions targeting consumer trial while focusing on “below the line” promotional support for the retailers. The Company also markets baby diapers through direct sales outlets and by export, primarily to New Zealand.

For adult incontinence products, the Company utilizes a direct sales force to sell to customers and manages the distribution of the products through selected independent distributors.

Branded Products.    The Company’s branded products, “BABY LOVE®” and “LULLABY®” are targeted at the grocery and variety sectors. These two retail sectors accounted for an estimated 85% of all disposable baby diaper sales in Australia in 2001 and are highly concentrated, with over 80% of the sales volumes controlled by major retailers Woolworths Limited, under the Woolworths, Safeways and Big W banners, and Coles Myer Ltd, the owner of the Coles, Bi-Lo, Target and K-Mart chains. This concentration was compounded during 2001 by the closure of the Franklins grocery chain although independent grocers Metcash and Foodland both acquired some of the ex-Franklins stores.

The Company’s “COSIFITS®” and “COSIES®” branded products are targeted exclusively at the pharmacy sector. In 2001, the pharmacy sector accounted for an estimated 11% of all disposable baby diaper sales in Australia. This sector is highly fragmented, consisting of small and independent pharmacies that have restricted retail space, offer a limited selection of diaper brands and do not have their own private label diaper programs. The Company has successfully pursued a strategy of encouraging these independent pharmacies to carry these two proprietary brands as “pharmacy only brands”, which are supported by national advertising and promotion, and provide margins which are comparable to those typically offered by private label programs. The Company sells to the three major wholesalers of pharmaceutical products in Australia: Sigma, F.H. Faulding and Australian Pharmaceutical Industries. Each of these wholesalers operates and manages specific marketing (“banner”) groups which regularly promote the Company’s products. The major national marketing groups include Amcal, Guardian, ChemMart, ChemWorld and Health Sense, among others.

Private Label.    Private label products are sold primarily in the grocery and variety sectors. In the grocery sector, private label accounted for 9% of the total sales for disposable baby diapers in 2001(1). The Company has a 36% share of the total private label market in the grocery sector in 2001(2). Private label market data is not available for the variety sector, however the Company is recognized as a leading supplier of private label products in this sector. The Company has private label programs with a number of major retail chains, including Target, Woolworths and Coles Supermarkets. The Company has maintained and developed its leading market position within the private label sector by building close working partnerships with its retail chain customers and offering new product features with improved performance, while maintaining competitive pricing and high levels of customer service.

Adult Incontinence Products.    Approximately 75% of the total sales for adult incontinence products in Australia are concentrated in the institutional sector of the category, while the retail sector for these products has been slow to develop. This institutional sector is comprised primarily of nursing homes, hospitals and adult care hostels. The Company employs a team of state territory sales managers and selected distributors who target the nursing home sector of this market.

    c.    Asia

i.  Products

The Company manufactures disposable baby diapers primarily under its own brands in Asia. The Company’s leading brands are “FITTI®” and “PET PET®”, and economy brands are “BABY LOVE®”, “COSIFITS®”, “FITTI®

Basic” and “BABYJOY®”. The Company also manufactures private labels on a selective basis. Both “FITTI®” and “PET PET®” enjoy substantial market share, are well supported by advertising and promotional activities, and are priced strategically lower than the major U.S. national brands and the Japanese brands sold in Asia. The Company’s economy brands are basic products targeted to compete strictly on price and value with local brands.

The Company manufactures and distributes adult incontinence products under its own brands “DISPO 123™”, “HANDY™” and “CERTAINTY®”. The Company also manufactures adult incontinence products in private labels. The “DISPO 123™” product is an ultra anatomic diaper, featuring multi-strand leg elastics, frontal tape closure system and stand-up leg gathers, “HANDY™” and “CERTAINTY®” has similar features as “DISPO 123™” except for the stand-up leg gathers and slight specifications change.

ii.  Sales and Marketing

The Company continues to command strong market positions in the mature markets of both Hong Kong and Singapore. The Company enjoys first-mover advantages in most of the markets in the Asian region and has established invaluable brand image and strong positions for the Company’s products. The Company continues to focus on expansion of sales in the PRC, Thailand, Malaysia and Indonesia by capitalizing on the increasing usage of disposable baby diapers that are well supported by strategic pricing and wisely designed advertising and promotional activities. The Company also sells its products in India and, to a lesser extent, Brunei, Vietnam and Cambodia.

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

In Asia, the Company has identified Malaysia, the PRC, Thailand and Indonesia as the markets that will expand rapidly in the next decade. The Company’s strategy is to offer a variety of premium branded products targeted to compete with major U.S. and Japanese brands and to offer economy brands to compete in the fastest growing segment of the markets. The Company also ensures flexibility in product features, packaging and marketing functions to satisfy the ever-changing needs and trends of the different markets in Asia.

In Hong Kong, the Company has its own sales force. Its products are sold in all major pharmacy outlets and department stores which account for 65% of all disposable baby diaper sales, while the remaining 35% are sold in major retail supermarket and hypermarket chains such as Park’N Shop, Wellcome and China Resources Company. The disposable baby diaper market in Hong Kong has contracted due to low birth rates and weak economy. Around 80% of the Company’s sales in Hong Kong are sales of “FITTI®” and “PET PET®” brands of products which collectively have around 20% share of the market. The “FITTI®” and “PET PET®” brands are supported by advertising and promotion programs, which not only impact sales in the local market but also in the Pearl River Delta area of Guangdong province in the PRC.

In Singapore, the disposable baby diaper market is mature but relatively small. The Company sells and distributes its products, of which 77% were branded products and 23% were private label products, by its own sales force in major retail chains, department stores and hypermarkets.

In Malaysia, the disposable baby diaper market continues to grow particularly in the economy products segment. The Company’s “FITTI®” and “PET PET®” brands of products have been selling in the market for many years; however, with the establishment of the manufacturing facility in Selangor, Malaysia in 1999, the Company was able to compete with the local economy products manufacturers. The Company’s economy brands, “COSIFITS®” and “FITTI® Basic”, expanded rapidly and have gained a significant share in the economy segment of the market. The Company’s products are distributed nationwide by its own sales forces directly to the major chain stores such as The Store, Ocean, Giant and Carrefour, as well as to the other secondary chain stores, independent supermarkets and to lower-end retail outlets.

In the PRC, another fast growing market that the Company has identified, the Company’s leading brands are distributed in hypermarkets, supermarket chains, department stores and independent retail stores in most of the provinces, such as Guangdong, Fujian, Zhejiang, Jiangsu, Shandong, Shanxi, Hebei, Shaanxi, Liaoning, Jilin and major municipals and cities, such as Guangzhou, Shenzhen, Shanghai, Shantou, Zhongshan, Tianjin and Beijing. To cope with the rapid development of foreign invested hypermarkets and state-owned supermarket chains in the PRC, the Company cultivates good relationships with the major players like Carrefour, Wal-mart, Metro, Trust-Mart, Makro and Price-Mart, as well as Hualian, Century Lianhua, and others and the Company’s products are listed and sold in these hypermarkets and supermarket chains. The Company’s sales operation in Beijing directly services the Beijing and Tianjin markets and expands sales and distribution to northern and northeastern markets such as Shandong, Shanxi and Liaoning provinces. The Company also established a sales and marketing operation in Shanghai, not only directly servicing the Shanghai market and serving as a logistic center for the markets in the eastern part of the PRC, but also overseeing the nationwide market in the PRC. The Company has expanded its distribution network to the provinces and municipals in the mid-western part of the PRC, such as Sichuan, Chongqing, Yunan, Hunan and Hubei, and continues to expand its distribution network with the goal of covering all the provinces of the PRC. The Company’s sales expansion in the PRC is well supported by its strategic products and pricing together with customized advertising and promotion programs. The Company estimates that the current usage of disposable baby diapers in the PRC is around 3% and will grow in accordance with the anticipated rapid economic growth of the country.

In Thailand, although the usage of disposable baby diapers is relatively low, the disposable baby diaper market has been growing rapidly in the past few years. The Company’s major brands in the market are “FITTI®”, “PET PET®” and “BABY LOVE®”. The Company’s sales have been increasing with the growth of the market and from the expansion of the Company’s distribution networks throughout the country. Over 70% of the Company’s sales in Thailand were in the Bangkok metropolitan area, with the rest of the sales coming from the suburban provinces. The Company’s products are distributed to supermarkets and department stores by its own nationwide sales force. The Company has been able to capitalize on the market growth and sustained a market share of about 16% in 2001. The Company also manufactures private label products for a supermarket chain. The Company’s adult incontinence products are distributed to hospitals, supermarkets and department stores. The Company estimates that its share of the Thailand adult incontinence market was approximately 61% in 2001, a more than 50% increase in its market share in 2000. The Company is also expanding itssales of adult incontinence products in other Asian markets.

The Company’s brands “FITTI®” and “PET PET®” are the leading brands in the Indonesian market. With the joint venture manufacturing facility near Jakarta, the Company is able to reduce its product costs as a result of an import duty exemption on raw materials and minimize the adverse effect of currency fluctuation. The Company’s products are sold in all major hypermarkets and supermarket chains and its major competitors in the market are imported U.S. major brands and a local brand.

The Company presently does not plan to export its products to Japan, Taiwan and Korea because current non-tariff barriers and complex distribution arrangements make entry into these markets difficult for foreign products.

In countries that have high rates of import duties on products and high risk of currency fluctuation, the Company believes that it is more efficient and economical to service their markets through domestic manufacturing facilities. The Company presently has manufacturing facilities in Hong Kong, Thailand, the PRC, Indonesia and Malaysia.

    d.    Europe

i.  Products

The Company manufactures and markets branded and private label disposable baby diapers in the United Kingdom. The Company’s brands currently in production are “FITTI®”, “COSIFITS®” and “CARES®”. “FITTI®” is a value brand baby diaper with full features such as leg gathers, wetness indicator, cloth-like backsheet, extra-dry sub-layer and mechanical fasteners. “COSIFITS®” and “CARES®” are economy brands featuring frontal tape and an extra-dry sub-layer.

ii.  Sales and Marketing

The U.K. retail disposable baby diaper market in 2001 was approximately $667 million. Approximately 88.4%(1) of the market was branded products and the rest were made up of various private label brands of retailers supplied by European diaper manufacturers.

The Company focused on selling its branded products to regional retailers and wholesalers by offering a value-oriented product with good profit margins and a high level of service. The Company also produces its own label for certain U.K. grocery chains.

6.     Dependent Patents, Licenses and Contracts

    a.    Patents, Trademarks and Licenses

Brand identification is an important element in marketing the Company’s products, and the Company recognizes the importance of its trademarks to the success of its business. The Company has registered its major trademarks or has

(1)	FSA Survey U.K.

applications pending in each of the major markets in which its products are sold, and it has applications pending in several other countries for many of its other trademarks. As the Company decides to pursue opportunities in new markets, it seeks registration of the trademarks under which it will market its products in those countries.

The Company has licenses to use certain patented technology relating to certain features of the disposable diapers it manufactures, including multi-strand leg elastics and the “Wetness Indicator” feature of the Company’s products in the United States. In 1997, P&G claimed that certain of the Company’s diaper products infringe P&G’s patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G reached settlement of this claim for the United States market in 1998. On May 21, 2001, the Company entered into an agreement with P&G to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company’s products in the Asian Pacific and Australian regions after December 31, 2000. The agreement encompasses fixed payments totaling $300,000 relating to the period prior to January 1, 2001 and payment of royalties based on a percentage of sales of certain products in the Asian Pacific region beginning January 1, 2001. The amount of $300,000 relating to periods prior to January 1, 2001 was recorded in the statement of operations for the year ended December 31, 2000 as a component of selling, general and administrative expenses.

    b.    Contracts

The Company is a contract manufacturer for certain customers to supply private label products for baby disposable diapers and adult incontinence products.

The Company entered into financial contracts with certain Banks and Financial Institutions for various financing facilities of revolving working capital line, equipment leasing and term loans. The information required is contained in Note 14 and Note 15 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders, and is incorporated herein by reference.

In March 2001, one of the Company’s U.S. subsidiaries (the “Subsidiary”) entered into an amended financing agreement with the existing financial institution (“its Senior Lender”) under which the Subsidiary received a Term Loan of $11 million (the “Term Loan”), a capital expenditure line of up to $5 million, and a revolving credit facility (based on the lesser of a percentage of eligible accounts receivable and inventory or $15 million). Such financing was entered into in connection with the Subsidiary’s purchase of certain assets of the North American operations of Drypers Corporation as discussed in Note 24 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders. The full amount of the $11 million Term Loan was borrowed, with interest payable at the LIBOR plus 4.25% or prime plus 2.75% per year at the election of the borrower, and the outstanding balance of an existing term note was repaid. The financing agreement was amended in December 2001, at which date the remaining principal balance on the Term Loan was $8.7 million, which was then divided into three separate term loans in the amount of $2.8 million, $2.9 million and $3.0 million. These loans are repayable in monthly installments of principal in the amount of $183,333 plus interest and is collateralized by the Subsidiary’s assets. In addition, the Subsidiary had outstanding borrowings of approximately $11.9 million of the $15 million revolving credit facility as of December 31, 2001. These amounts were recorded as a component of short-term borrowings in the Consolidated Balance Sheets of the Annual Report to Shareholders

(see Note 14 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders). Among other things, the agreement contains certain restrictive covenants, including the maintenance of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and tangible net worth, and places limitations on acquisitions, dispositions, capital expenditures, and additional indebtedness. At December 31, 2001, the Company was not in compliance with the EBITDA covenant due to the legal settlement as discussed in Note 5 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders. The existing covenant violations were waived by the Senior Lender on April 17, 2002.

In connection with the waiver of these covenant violations, the Senior Lender and the Company amended the revolving credit facility to allow for additional advances of up to $1.5 million for the legal settlement, increased the capital expenditure line to $7.0 million and revised certain covenants including capital expenditures, payments and prepayments, and additional indebtedness. The Company had not borrowed any facility out of the capital expenditure line. As a result, the Company had approximately $2.3 million and $7.0 million available for additional borrowings under the Term Loan and capital expenditure line, respectively, at December 31, 2001.

In addition in March 2001, the Company borrowed $15 million under a term loan (the “$15 million Term Loan”) from an overseas financial institution. One of the Company’s non-executive directors holds a seat on the Board of Directors of this company. The loan bears annual interest at a rate of 14.5% increasing to 17.5% if any amounts payable under the loan are not repaid when due. Interest is payable monthly while principal is due in March 2002. The Company had the option to prepay all or a portion of the loan after the six-month anniversary of the initial borrowing. The loan was secured by the Company’s ownership interest in its Australian subsidiaries. In addition, the loan agreement contains certain restrictive covenants, including minimum tangible net worth and EBITDA of the Australian subsidiaries. The borrowings were guaranteed by the Company’s Chairman and Chief Executive Officer. The Company repaid the $15 million Term Loan in September 2001.

In conjunction with the $15 million Term Loan, the Company committed to issue share purchase warrants to the lender. The warrants allowed the lender to purchase Ordinary Shares of the Company at a price of $0.01 per share. The number of warrants issued equaled 0.75% of the Company’s diluted Ordinary Shares outstanding for each month the principal balance of the loan was outstanding. Due to the repayment of the $15 million Term Loan after the six-month anniversary of the initial borrowing, the Company issued 4.5% of the Company’s diluted Ordinary Shares, equivalent to 314,510 shares. The fair value of the warrants of $1.4 million was treated as interest expense in 2001. The fair value of the warrants was estimated using the Black-Scholes Model. The assumptions used included : fair value of ordinary shares of $4.81 per share, volatility rate of 80%, a discount rate of 3.41% and an estimated life of one year.

Under the Sale and Purchase agreement between Associated Hygienic Products LLC as buyer and Drypers Corporation as seller, dated February 20, 2001, and pursuant to the order of the U.S. Bankruptcy Court based in Houston, Texas the buyer agrees to buy and the seller agrees to sell its North American assets. The gross value of assets acquired was $39.6 million, which was subsequently reduced by $3.7 million due to a working capital adjustment. The transaction closed on March 14, 2001. See Note 24 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders for additional information regarding this acquisition.

7.     Competition

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

    a.    North America

The North American disposable baby diaper market remains dominated by the brands of the two major U.S. manufacturers : P&G and KC. Their combined market share of the disposable baby diaper market is 77%; including the disposable training pant, youth pant and swim pant products. Total category unit sales are declining at a rate of about 9%, with volume continuing to shift from the grocery and drug classes of trade to the mass merchandisers. Consumers continue to move to larger packs for a lower price and more savings. These two major manufacturers continued their strategy of driving their business with aggressive retail pricing, rather than competing solely on the basis of consumer-driven marketing programs and product innovations. An increasing number of major retailers remain concerned with the negative impact that the advertised brand’s strategy has had on their own private label sales and margins, and some continue to take corrective actions to protect their own brands. All of the moves made by the advertised national brands have resulted in lower retail prices and the narrowing of retail price spreads between the advertised brands and private label offerings. Manufacturers and retailers alike are waiting anxiously to see how long this price strategy can be maintained in the face of continuous reductions in gross profit margins.

The continued moves by the major manufacturers to keep retail prices depressed, promote aggressively and keep the retailers satisfied with minimal margins in favor of sales volume, have put serious sales and margin pressure on smaller brand and private label manufacturers. In response to this competitive activity, the Company has reallocated its promotional spending and has maintained a strategy in line with “everyday low prices”, targeted trade promotions, enhanced product features and tightened cost controls. This strategy on its core “FITTI®” and “DRYPERS®” brands has allowed the Company to protect its share in critical markets and expand its private label base of business.

In the adult incontinence arena, the Company is in an excellent competitive position, having the capability to provide key retailers, institutions and consumers with product technology that is superior to what other manufacturers can currently provide. There is an added advantage that comes from the demand for better products in order to meet the performance and comfort requirements of incontinent consumers. In spite of the tough competitive climate, overall margins in the adult products remain better than in the baby products.

    b.    Australia

The major competition faced by the Company in Australia is from Kimberly-Clark Australia (“KCA”). KCA dominates the disposable baby diaper market in Australia, with a 2001 estimated market unit volume share of 65% as measured by AC Nielsen for the combined grocery and pharmacy sectors. Other disposable diaper competitors include local manufacturer, Naelfran, and imported product suppliers. The Company benefits from the desire of its retail customers for an alternative supplier to KCA for national brand diapers, and for a quality domestic supplier for their private label brands.

The adult incontinence market for disposable pads in Australia is more fragmented and without independent market share data. Tena, Hartmann and KCA are the Company’s major competitors in this market.

    c.     Asia

The Company’s main competition in Asia comes from the brands of the two major U.S. manufacturers, and several manufacturers from Japan and Taiwan. The Company believes that it has been able to maintain a significant share of the Asian market due to its longer presence and well established brands in that region and the logistical advantage which results from the strategic location of its manufacturing operations.

    d.     Europe

In the United Kingdom, the disposable baby diaper market continues to be dominated by P&G, which has a market share approximately 52.9%, and KC, which has a market share of approximately 35.5%. Both companies continued to heavily promote and discount their brands in the U.K. market. Due to such consistent promotion activities, the private label brands have been reduced to a level of about 10.2% market share.

8.    Government Regulations

    a.    Customs and Import Duties

Some of the raw materials used in manufacturing the Company’s products are subject to import duties at varying rates in the countries in which the Company’s manufacturing facilities are located. However, import duties on raw materials do not represent a significant part of the cost of the finished product and, in most cases, the import duties are refundable if the finished goods are exported from the countries of manufacture.

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

The Company closely monitors environmental laws and regulations pertaining to disposal of solid waste, which includes household refuse, packaging and paper materials, and yardwaste, in addition to disposable diapers, in each of the markets in which its products are sold. The Company is not aware of any such laws or regulations which would have a material adverse effect on the Company’s business as presently conducted and proposed to be conducted. A number of states in the United States have passed legislation that is intended to discourage the use of disposable products such as beverage containers, certain packaging materials and disposable diapers, or to encourage the use of non-disposable or recyclable products. The Company believes that it will not have to make any changes to its products to comply with presently existing environmental laws and regulations in the markets in which its products are sold.

The Company endeavors to develop products which are environmentally responsible by closely monitoring world-wide developments in various raw material components and actively works with suppliers to develop and market products utilizing such components.

    c.    Insurance

All of the Company’s plant, machinery and inventories are covered by fire and extended coverage insurance. The Company maintains product liability insurance in amounts it believes to be adequate in all its operations, except for its operations in Asia where local manufacturers customarily do not carry product liability insurance because the risk of product liability lawsuits is considered to be slight.

C.    Organizational Structure

The Company’s significant subsidiaries are:

Name	Country of incorporation	Ownership interest
Advance Medical Supply Company Limited	Thailand	80%
Associated Hygienic Products Inc.	Wisconsin,USA	100%
Associated Hygienic Products LLC	Delaware, USA	100%
Disposable Soft Goods (Malaysia) Sdn. Bhd.	Malaysia	100%
Disposable Soft Goods (S) Pte Limited	Singapore	100%
Disposable Soft Goods (UK) Plc.	U.K.	100%
Disposable Soft Goods (Zhongshan) Limited	PRC	100%
Disposable Soft Goods Limited	Hong Kong	100%
DSG (Malaysia) Sdn. Bhd.	Malaysia	100%
DSG International (Thailand) Limited	Thailand	80%
DSG Pty. Limited	Australia	100%
PT DSG Surya Mas Indonesia	Indonesia	60%

D.    Description of Property

The Company now operates ten manufacturing facilities, with plants located in : the United States at Marion, Ohio, Vancouver, Washington and Oconto Falls, Wisconsin; the PRC at Hong Kong and Zhongshan, Guangdong; Melbourne, Australia; Chesterfield, U.K.; Bangkok, Thailand; Cikande, Indonesia and Selangor, Malaysia.

The Company utilizes an aggregate of approximately 1,522,615 square feet of space in its manufacturing operations. The Company believes that its plant facilities, with the acquisition of the North American operations of Drypers Corporation, are adequate for its present operations.

The Company operates 29 productive disposable baby diaper, training pants and adult incontinence machines. The gross productivity of the machines ranges from 350 pieces to 600 pieces per minute for disposable baby diapers, 100 pieces to 150 pieces per minute for training pants and adult incontinence products. The productivity of the machines is dependent on the machine types, sizes and packing configurations of the products.

The following table summarizes the physical properties that are used by the Company in its manufacturing and distribution operations:

Location	Use	Approximate size (Sq. feet)		Owned/ leased	Lease expiration date	Productive capacity (1)
Marion, OH	Manufacturing	440,000		Leased	Oct. 2002	7
Melbourne, Australia	Manufacturing	179,200		Owned	N/A	5
Cikande, Indonesia	Manufacturing	174,000		Leased	Sep. 2027	1
Oconto Falls, WI	Manufacturing	165,684		Owned	N/A	3
Selangor, Malaysia	Manufacturing	130,681		Leased	Nov. 2004	2
Zhongshan, PRC	Manufacturing	122,321		Leased	Oct. 2044	3
Vancouver, WA	Manufacturing	106,029		Leased	N/A	2
Hong Kong, PRC	Manufacturing	70,895		Leased	Jun. 2003	2
Bangkok, Thailand	Manufacturing	68,805		Owned	N/A	2
Chesterfield, U.K.	Manufacturing	65,000		Leased	May 2008	2
Duluth, GA	Office	226,625	(2)	Owned	N/A	—
Bangkok, Thailand	Office	22,822		Leased	Dec. 2003	—
Singapore	Office	16,500		Leased	May 2003	—
London, U.K.	Office	3,500		Owned	N/A	—
Duluth, GA	Office	2,250		Leased	May 2004	—
Beijing, PRC	Office	2,166		Leased	Oct. 2003	—
Shanghai, PRC	Office	1,800		Leased	Sep. 2002	—
Guangzhou, PRC	Office	734		Leased	May 2003	—

(1)	Refers to the number of diaper machines per location.
(2)	This property is currently “Held for Sale”.

Item 5.    Operating and Financial Review and Prospects.

A.    Operating Results

The information required is contained in the Consolidated Statements of Operations of the Annual Report to Shareholders, and is incorporated herein by reference.

B.    Liquidity and Capital Resources

The information required is contained in the Operating and Financial Review and Prospects of the Annual Report to Shareholders, and is incorporated herein by reference.

C.    Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, income taxes, impairment of assets, intangible assets and litigation. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Bad and doubtful debts—The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers changed, changes to these allowances may be required, which would impact the Company’s future operating results.

Inventories—Inventories, consisting of finished goods, raw materials and packaging materials, are stated at the lower of cost or market with cost determined using the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

Income taxes—The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Impairment of assets—The Company reviews all assets on a regular basis to ensure that there is no impairment in the carrying value. If the Company determines that there has been a permanent decline in, or the Company has become unable to recover the carrying value of the asset, an impairment charge will be recorded, which will have an adverse effect upon the Company’s future operating results.

Intangible assets—The Company makes assumptions regarding estimated future cash flows and other factors to determine the fair value of intangible assets. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment charge if the estimated fair value of intangible assets are less than their recorded amount. Through December 31, 2001, the Company has not recorded an impairment charge for intangible assets. Beginning January 1, 2002, the Company will be required to adopt Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, and will be required to analyze goodwill and other intangible assets for impairment issues during the year 2002, and on a periodic basis thereafter.

Litigation—The Company records contingent liabilities relating to litigation or other loss contingencies when it believes that the likelihood of loss is probable and the amount of the loss can reasonably be estimated. Changes in judgments of outcome and estimated losses are recorded, as necessary, in the period such changes are determined or become known. Any changes in estimates would impact its future operating results. Significant contingent liabilities, which the Company believes are at least possible, are disclosed in the Notes to the Consolidated Financial Statements.

D.    Recent Changes in Accounting Standards

In June 2001, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. This statement provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. The Company will adopt SFAS No. 142 on January 1, 2002 as required. Management is assessing, but has not yet determined, the impact that SFAS No. 142 will have on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addressed the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management has determined that the adoption of SFAS No. 144 does not have a material impact on its financial position or results of operations.

The FASB also recently issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and portions of APB Opinion No. 30, “Reporting the Results of Operations”. The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. Management has determined that the adoption of SFAS No. 144 does not have a material impact on its financial position or results of operations.

E.    Research and Development, Patents and Licenses

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

F.    Trend Information

1.    Industry Trends

The Company believes that the most significant industry trends are:

•	fluff wood pulp costs and other raw material costs decreased moderately in 2001, however, it is expected that the fluff wood pulp costs will increase moderately in 2002;

•	increasing demand for mechanical closure tape and cloth-like breathable backsheet products, which the Company is meeting through modifications to its machinery;

•
the domination of industry leaders in most of the markets putting pressure on retailers’ margins, which the Company is finding difficult to respond to by providing retailers with higher profit margins under current highly competitive market conditions.

The Company is unable to predict whether the other trends noted above would have a material effect on its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

2.    Inventory Practice and Order Backlog

The disposable diaper industry is generally characterized by prompt delivery by manufacturers and rapid movement of the product through retail outlets. The lead-time between placing an order and shipment to the local customer averages five to ten days. The Company maintains varying levels of raw materials and finished products inventory depending on lead-time and shipping schedules. The Company’s inventory levels generally vary between three to eight weeks. Due to the short lead-time between order and delivery of products, the Company does not maintain a significant backlog.

Item 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management

The directors and executive officers of the Company are:

Name	Age	Present position
Brandon Wang	56	Director, Chairman of the Board and President
Philip Leung *	54	Director and Vice President
Johnny Tsui	61	Director, Vice President and Secretary
Patrick Tsang	56	Director and Vice President
Terence Leung	51	Director and Vice President
Peter Chang	55	Director and Vice President
Owen Price	75	Director
Anil Thadani	56	Director
Allister McLeish	62	Director

*	Deceased—March, 2002

Brandon Wang is married to Eileen Wang-Tsang, who is Patrick Tsang’s sister. Peter Chang is married to Brandon Wang’s sister.

Brandon Wang founded the Company in Hong Kong in 1973 and has been a director and the Company’s Chairman and Chief Executive Officer since that time. Mr. Wang is a graduate of St. Francis Xavier’s College in Kowloon, Hong Kong.

Philip Leung helped Brandon Wang establish the Company in 1973 and had served as a director and Vice President of the Company since that time. He was the Company’s Chief Purchasing Officer and oversaw and implemented the global purchasing and product development of the Company. Mr. Leung held a diploma of Management Studies from Hong Kong Polytechnic University and a M.B.A. degree from the University of East Asia, Macau. Mr. Leung passed on March 25, 2002.

Johnny Tsui helped Brandon Wang establish the Company in 1973 and has served as a director and Vice President of the Company since that time. In September 1995, he was appointed as Secretary of the Company. He has also served as Chief Operating Officer of the Company’s Asian operations since 1991.

Patrick Tsang has been a director of the Company since 1980, and was appointed a Vice President in January 1992. He was Secretary of the Company from March 1992 to September 1995. In 1988, he started up the Company’s Australian operations. Since July 1993 he has also served as Chief Operating Officer of the Company’s European operations. Mr.

Tsang has a Ph.D. in Engineering from the University of London. He also attended a Management Science course at Imperial College, London.

Terence Leung was the Company’s Chief Financial and Accounting Officer from 1988 to 2001. He was appointed a director in 1991 and a Vice President in January 1992. Before joining the Company in 1978, Mr. Leung worked as an accountant with several major trading corporations in Hong Kong. Mr. Leung is a certified public accountant in the United Kingdom and Hong Kong.

Peter Chang has been the Chief Operating Officer of the Company’s U.S. operations from 1988 to 2001. Mr. Chang became a director in 1991 and a Vice President in January 1992 and currently serves as the Chairman of the Company’s North American operations. Prior to joining the Company, Mr. Chang held various engineering and management positions with major U.S. airlines, based in New York. Mr. Chang has a Master’s Degree in Operations Research from Kansas State University.

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

Anil Thadani advises the Company on financial matters, corporate strategy and development, and was a director of the Company from 1989 until April 1995, when he resigned as a result of his interest in the going private transaction. He was re-elected to the Board in September 1995. Mr. Thadani is the Chairman of Schroder Capital Partners (Asia) Limited, a direct investment company, which he founded in July 1992 in joint venture with the Schroders Group of the United Kingdom. Prior to this, he was the Managing Director and a founding partner of Arral & Partners Limited, a private investment company based in Hong Kong. He is also a director of numerous companies, some of which are public listed companies in Singapore, Thailand and India. Mr. Thadani has a Master’s Degree in Chemical Engineering from the University of Wisconsin, Madison, and an M.B.A. from the University of California at Berkeley.

Allister McLeish became a director in October 2000. He previously served as a non-executive director in the 1970’s of one of the Company’s subsidiaries in Hong Kong. Mr. McLeish is a Scottish chartered accountant and a chartered management accountant who recently retired from a publicly listed industrial chemicals group, Yule Catto & Co. Plc., where he had held the position of finance director for the past twenty years. Mr. McLeish has had over forty years’ experience with internationally based manufacturing companies and has worked in the U.K. and in several Far Eastern countries.

OTHER KEY MANAGEMENT PERSONNEL

In addition to the above-named officers and directors, the following persons hold key management positions with the Company:

Edmund Schwartz, joined the Company in October 2001 as its Chief Financial Officer. Prior to joining the Company, Mr. Schwartz was with Lund International Holdings, Inc. a manufacturer of automotive accessory parts and served as its Chief Financial Officer from 1999 to 2001. Prior to Lund, Mr. Schwartz was with Electrolux Corporation, a manufacturer of floor care products from 1984 to 1999 and served as its Chief Financial Officer from 1990 to 1999. He holds a B.S. degree in Business Administration – Accounting from the University of Hartford, West Hartford, CT and an M.B.A. degree from the University of New Haven, New Haven, CT.

George Jackson was appointed to the position of Chief Executive Officer of the Company’s North American operations in March 2001. Prior to that, Mr. Jackson was Chief Executive of the Company’s Australian operation from mid 1997 to 2001. Mr. Jackson joined the Company in 1987 and prior to his transfer to Australia, he was the National Sales Manager with the Company’s U.S.A. operations. Prior to joining the Company, he held various management positions in accounting and manufacturing with Weyerhaeuser Company. He holds a B.A. degree in Business Administration – Accounting (1977) from the University of Washington, Seattle, WA.

Patrick Wong was promoted in 2001 to Chief Operating Officer of the Company’s South East Asian region. Mr. Wong graduated from Centro Escolar University (Philippines) as a Doctor of Dentistry in 1982. He started his career in sales and marketing in 1984 as a detailman in the pharmaceutical industry in Hong Kong. In 1990, Mr. Wong worked for U.S. Secure Co. Ltd., a Hong Kong company engaged in the marketing of disposable adult diapers in Hong Kong. Mr. Wong joined the Company’s Hong Kong operation in 1993 as Marketing Manager (Asia Pacific) for Thailand, Philippines and Indonesia markets. He was promoted to Executive Director of DSG International (Thailand) Ltd. in 1994 and transferred to Thailand in the same year for the establishment of the Company’s Thailand operation. From 1997 to 2001, he worked for the Company’s Hong Kong operation to establish its Health Care Division.

Colin Lamond commenced working for the Company’s Australian operation as Chief Operating Officer in November 2001. Prior to joining the Company, he was Managing Director of a privately owned Australian manufacturer of retail shelving equipment and shopping carts. Prior to that, Mr. Lamond was Executive General Manager for an Australian manufacturing conglomerate Email Limited, responsible for the Industrial Products group of businesses. He holds a Bachelor of Science degree in Mechanical Engineering from Southampton University and an M.B.A. from Harvard Business School.

B.    Compensation

In 2001 the aggregate remuneration paid by the Company and its subsidiaries to all directors of the Company as a group (9 persons) for services in all capacities was approximately $4,765,623.

C.    Board Practices

All directors are elected for a one-year term at the Annual Meeting of the shareholders. The appointment of all officers is subject to the discretion of the Board of Directors.

The Executive Committee of the Board of Directors consists of Brandon Wang, Johnny Tsui, Patrick Tsang, Terence Leung and Peter Chang. The Executive Committee has authority to take any action, other than appointment of auditors, election and removal of directors and appointment of officers, which can be taken only by the Board of Directors.

Neither the Company nor any of its subsidiaries provide benefits for directors upon termination of employment.

During 2001, the Company’s Audit Committee consisted of Anil Thadani, Owen Price and Allister McLeish. The principal functions of the Audit Committee are (i) to recommend the independent auditors to be employed by the Company; (ii) to consult with the independent auditors with regard to the plan of audit; (iii) to review, in consultation with the independent auditors, their audit report or proposed audit report; and (iv) to consult with the independent auditors with regard to the adequacy of the Company’s internal accounting controls. The Company’s Audit Committee met twice in 2001.

During 2001, the Company did not appoint a compensation committee.

D.    Employees

The Company has a total of approximately 1,899 full time employees at its manufacturing facilities as of December 31, 2001 :

	2001	2000	1999
North America	700	383	399
Australia	233	218	181
Asia	906	760	508
Europe	60	54	126

Total	1,899	1,415	1,214

The Company does not have a significant number of temporary employees.

The Company considers its relationships with its employees to be good in all of its plants, and none of the Company’s plants has ever experienced any material work stoppage.

The Company believes that all of its manufacturing facilities are in compliance with applicable occupational, health and safety legislation.

E.    Share Ownership

For information concerning the beneficial ownership of the Company’s Ordinary Shares by Directors and Senior Management and major shareholders, see Item 7 of this Report.

During March 2002, the Company filed an S-8 Registration Statement on March 21, 2002 establishing an Equity Participation Plan (the “Option Plan”). As of the filing date of this Form 20-F, the Company has not granted the directors, senior management and employees options to purchase shares of the Company under this Option Plan.

In conjunction with the $15 million Term Loan, the Company committed to issue share purchase warrants to the lender. The warrants allowed the lender to purchase Ordinary Shares of the Company at a price of $0.01 per share. The number of warrants issued equaled 0.75% of the Company’s diluted Ordinary Shares outstanding for each month the principal balance of the loan was outstanding. Due to the repayment of the $15 million Term Loan after the six-month anniversary of the initial borrowing, the Company issued 4.5% of the Company’s diluted Ordinary Shares, equivalent to 314,510 shares. The fair value of the warrants of $1.4 million was treated as interest expense in 2001. The fair value of the warrants was estimated using the Black-Scholes Model. The assumptions used included : fair value of ordinary shares of $4.81 per share, volatility rate of 80%, a discount rate of 3.41% and an estimated life of one year.

Item 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders

As of December 31, 2001, the total number of record holders was 36, of which 24, representing 36.57% of the Company’s Ordinary Shares, were in the United States.

The Company is not owned or controlled by another corporation or by any foreign government. The following table sets forth information regarding beneficial ownership of the Ordinary Shares of the Company by each person who on December 31, 2001 is known by the Company to own 5% or more of the Company’s outstanding Ordinary Shares and by all directors and officers as a group.

	Ordinary Shares beneficially owned
Name of Beneficial Owner	Number		Percent
10% or more shareholders (Brandon Wang)	3,321,680	(1)	47.53%
Directors and officers as a Group (9 persons)	4,222,680	(1)	60.42%
Philip Leung	234,000		3.35%
Johnny Tsui	234,000		3.35%
Peter Chang	124,000		1.77%
Patrick Tsang	122,000		1.75%
Terence Leung	117,000		1.67%
Anil Thadani	70,000		1.00%
Owen Price	—		—
Allister McLeish	—		—
Benedict Wang	123,000	(2)	1.76%
S.L. Wang	117,000	(2)	1.67%

(1)	Includes 140,580 Ordinary Shares owned by Brandon Wang’s wife, Eileen Wang, as to which he disclaims beneficial ownership.

(2)
Includes 123,000 Ordinary Shares owned by Benedict Wang’s wife, Suk Yee Heyley Sham, as to which he disclaims beneficial ownership; and 117,000 Ordinary Shares owned by S.L. Wang’s wife, Pei Fang Wang, as to which he disclaims beneficial ownership.

Brandon Wang and seven other members of Management own more than 50% of the Company’s outstanding Ordinary Shares and, acting together, are able to control the election of the Board of Directors, and thus the direction and future operations of the Company, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional Ordinary Shares and other securities, in each case without the supporting vote of any other shareholder of the Company. In addition, Brandon Wang is a controlling shareholder of the Company and thus may be deemed to be a parent of the Company under the rules and regulations of the Securities Exchange Act of 1934.

The Company knows of no arrangements the operation of which may at a subsequent date result in a change in control of the Company.

B.    Related Party Transactions

The information required is contained in Note 16 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders, and is incorporated herein by reference.

The following table sets forth the aggregate amount of loans made by the Company to Brandon Wang, the founder, principal shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary since January 1, 1996 :

	Loan balance at beginning of year	Loans extended	Loans repaid	Balance at end of year
	(dollars in thousands)
Year ended December 31, 2001	$11,612	$3,046	$3,914	$10,744
Year ended December 31, 2000	$2,811	$10,744	$1,943	$11,612
Year ended December 31, 1999	$3,472	$1,879	$2,540	$2,811

In 2001, 2000 and 1999 the Company advanced $3.0 million, $10.7 million and $1.9 million, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes (the “Notes”) bearing interest at a rate equal to 1.5% over LIBOR or such other rate that the Board of Directors and the borrower shall agree in writing. In January 2000, the Company’s U.S. subsidiary borrowed amounts under a term loan facility which was used to repay the balance of a loan payable by Brandon Wang to a bank, amounting to $5.3 million. This amount has been aggregated with the receivable from Brandon Wang under the Notes, which amounted to $2.8 million at December 31, 1999, and is repayable on demand and carries the same interest terms as those of the Notes. Brandon Wang is required to provide as collateral shares of the Company held by him. The security agreement with Mr. Wang requires that the total amounts due from him should not exceed 80% of the fair market value of the pledged shares. Subsequent to December 31, 2001, the loan balance exceeded 80% of the fair value of the shares pledged as collateral as a result of a decline in the quoted market price of such shares. The Board of Directors of the Company has approved a plan whereby Mr. Wang has committed to make payments such that the outstanding balance decreases by $1 million each year beginning in 2002. The Board of Directors of the Company also has decided not to take any further action on this matter at this time, including any available to it as a result of the decrease in the fair value of the shares pledged as collateral during 2002. At December 31, 2001 and 2000, the Company has classified the balances owed by Brandon Wang as a reduction from shareholders’ equity. During 2001, 2000 and 1999, Brandon Wang and a trust controlled by him repaid $3.9 million, $1.9 million and $2.5 million, respectively, to the Company. In addition, in April 2002, Mr. Wang repaid $750,000. Interest of $445,000, $470,000 and $243,000 was charged on these advances in 2001, 2000 and 1999, respectively.

Item 8.    Financial Information.

A.    Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements are set forth under Item 18.

DIVIDENDS AND DIVIDEND POLICY

It is the Company’s general policy to determine the actual annual amount of future dividends based upon the Company’s growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Ordinary Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period. The Company did not pay any dividends in 2001, 2000 and 1999.

LEGAL PROCEEDINGS

The Company and its subsidiaries are from time to time involved in routine legal matters incidental to their business.

In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by the Plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court for the Middle District of Georgia. The complaint alleged that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the “Defendants”) have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the Plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the Plaintiffs; and theft by the Defendants of the Plaintiffs’ trade secrets concerning the waistband applicator. On March 20, 2002 the United States District Court for the Middle District of Georgia entered a $4.0 million judgment in favor of the Plaintiffs. On March 29, 2002 an amended final order and judgment was entered by the United States District Court for the Middle District of Georgia awarding the Plaintiffs $10.4 million in actual and increased damages for patent infringement and prejudgment interest on the patent claim. Subsequent to the entering of this final order and judgment, the Company began to negotiate a settlement with the Plaintiffs. On April 9, 2002 the Company entered into a Settlement Agreement with the Plaintiffs. The terms of this Settlement Agreement required the Company to make a lump sum payment of $4.2 million to the Plaintiffs no later than April 18, 2002 to settle all asserted claims in the original lawsuit. The $4.2 million lump sum payment was made to the Plaintiffs on April 17, 2002. On April 18, 2002, the Company along with the Plaintiffs filed a “Stipulated Final Order of Dismissal” dismissing with prejudice both the judgment dated March 20, 2002 and the amended final order and judgment dated March 29, 2002. Effective with the filing of the “Stipulated Final Order of Dismissal”,the R&L lawsuit has been settled and the judgments of March 20th and March 29th have been vacated. The Company has recorded the $4.2 million settlement as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations of the Annual Report to Shareholders for the year ended December 31, 2001.

A claim was made by Ms. Rhonda Tracy, the owner of U.S. Patent No. 5,797,824 for disposable diapers with a padded waistband and leg holes, asserting that the Company has been manufacturing and/or selling diapers which infringe her patent. No lawsuit has been filed against the Company to date. The Company, however, had filed a lawsuit against Ms. Tracy in the U.S. District Court for the Northern District of Georgia for a declaration that her patent is invalid and/or not infringed. The Company settled this claim with Rhonda Tracy on March 15, 2002 for $375,000. The Company has recorded the $375,000 as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations of the Annual Report to Shareholders for the year ended December 31, 2001.

B.    Significant Changes

The information required is contained in Note 5, Note 17 and Note 24 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders, and is incorporated herein by reference.

Item 9.    Stock Price History.

A.    Listing Details

The Company’s Ordinary Shares are listed on the NASDAQ National Market System under the trading symbol DSGIF, and are not listed for trading in any foreign trading market.

ORDINARY SHARE PRICE :

	2001	2000	1999	1998	1997
High	$7.906	$7.000	$10.625	$9.500	$17.250
Low	3.450	4.000	2.750	2.813	7.375

	2002		2001		2000
Quarter	High	Low	High	Low	High	Low
First	$4.220	$3.190	$7.906	$4.063	$7.000	$5.500

Second	—	—	7.125	5.410	5.938	4.750
Third	—	—	6.100	4.350	5.500	4.000
Fourth	—	—	4.400	3.450	5.563	4.000

	May 2002	Apr 2002	Mar 2002	Feb 2002	Jan 2002	Dec 2001
High	$3.299	$3.499	$3.690	$3.599	$4.220	$4.400
Low	3.075	3.040	3.190	3.204	3.300	3.620

B.    Plan of Distribution

Not applicable.

Item 10.    Other Information.

A.    Share Capital

The Company’s authorized share capital consists of 20,000,000 Ordinary Shares, $0.01 par value per share. At April 30, 2002, there were 6,989,116 Ordinary Shares of the Company outstanding, all of which was fully paid.

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

1.    General

All of the issued Ordinary Shares are credited as fully paid and non-assessable, except that a share issued for a promissory note or other written obligation for payment of a debt may be subject to forfeiture, and accordingly no further contribution of capital may be required by the Company from holders of Ordinary Shares. Under British Virgin Islands (“BVI”) law, non-residents of the BVI may freely hold, vote and transfer their Ordinary Shares in the same manner as BVI residents.

2.    Dividends

Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. The Board of Directors may declare and pay dividends in respect of any accounting period out of the profits legally available for distribution. Dividends, if any, will be paid in U.S. dollars.

The Company’s dividend policy will depend on the Company’s earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. For a discussion of taxation of dividends, see “Taxation”.

The Company did not pay any dividend in 2001.

3.    Voting Rights

In order to avoid certain adverse U.S. income tax consequences to the Company, the voting rights of any shareholder who holds more than 10% of the Company’s outstanding shares will be suspended as to shares held by such shareholder in excess of 10% of the Company’s outstanding shares (“Excess Shares”). Excess Shares are not counted as voting shares for purposes of establishing a quorum at shareholders’ meetings. However, the Board of Directors has discretion to exempt any such Excess Shares from these restrictions if it is satisfied, on the basis of evidence and assurances acceptable to it, that the holding of shares in excess of 10% of the Company’s outstanding shares by such shareholder will not result in the Company being classified as a controlled foreign corporation (“CFC”), foreign personal holding company (“FPHC”) or personal holding company (“PHC”) within the meaning of the U.S. Internal Revenue Code (“Code”). See “Taxation”; “Restrictions on Transfer and Voting; Redemption of Ordinary Shares”.

Every shareholder who is present in person or by proxy at a meeting of the Company shall have one vote for each Ordinary Share of which he is the holder. A poll may be demanded by the chairman of the meeting, or by any shareholder present in person or by proxy.

The Articles of Association of the Company make no provision for cumulative voting. Accordingly, the controlling shareholders have a sufficient number of Ordinary Shares to elect all of the Company’s directors.

4.    Restrictions on Transfer and Voting; Redemption of Ordinary Shares

The Company’s Memorandum and Articles of Association contain certain provisions which are intended to avoid situations in which the Company may be classified as a CFC, FPHC or PHC. See “Taxation”. These provisions are intended only to avoid the adverse U.S. income tax consequences which would result from such classification.

The following is a summary of the relevant provisions of the Memorandum and Articles:

(i)  Restricted Transfers of Ordinary Shares. The Board of Directors may, but is not obliged to, refuse to register the transfer of any of the Ordinary Shares of the Company if, in the opinion of the Board, such transfer might cause the Company to be classified as a CFC, FPHC or PHC.

(ii)  Restrictions on Voting Rights. In the event that any person holds more than 10% of the Company’s outstanding shares, any shares in excess of 10% of the Company’s outstanding shares shall be “Excess Shares”, which shall not be entitled to any voting rights and shall not be considered voting shares for purposes of establishing a quorum. However, the Board of Directors may exempt any such Excess Shares from these restrictions if it is satisfied, on the basis of evidence and assurances acceptable to it, that the holding of shares in excess of 10% of the Company’s outstanding shares by such shareholder will not result in the Company being classified as a CFC, FPHC or PHC. In addition, these restrictions on voting rights do not apply to shares acquired in a cash tender offer for all outstanding shares of the Company where a majority of the outstanding shares of the Company are duly tendered and accepted pursuant to such cash tender offer.

(iii)  Disclosure of Certain Information to the Company. Any person who directly owns 5% or more of the Company’s outstanding shares is required to file with the Company, within 60 days of the end of the Company’s taxable year (which is currently the calendar year) and prior to any transfer of shares by or to such person, an affidavit setting forth the number of shares (1) owned directly by such person or by a nominee of such person, and (2) owned indirectly or constructively by such person by reason of the attribution rules of Sections 542, 544 and 958 of the Code or by reason of application of the attribution rules of Rule 13(d) of the U.S. Securities Exchange Act of 1934 (“Exchange Act”). The affidavit filed with the Company must set forth all the information required to be reported (1) in returns of shareholders required to be filed under U.S. Income Tax Regulations Section 1.6035-1 (including shareholder related information for inclusion in IRS Form 5471), and (2) in reports required to be filed under Section 13(d) of the Exchange Act. All shares held by any person who fails to comply with this reporting requirement shall be deemed Excess Shares and shall be subject to the voting restrictions and redemption provisions described herein.

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

5.    Rights of Shareholders under British Virgin Islands Law may be less than in U.S. Jurisdictions

The Company’s corporate affairs are governed by its Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of Management and the rights of the Company’s shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States. The rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions. Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions by the Board of Directors or the principal shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, it is unlikely that the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities which are predicated upon the securities laws of the United States. See “Description of Securities”.

6.    Directors

Under the Company’s Articles of Association, the subscribers to the Memorandum of Association must appoint the first directors, and thereafter the directors may be appointed by the shareholders, or by the directors to fill a vacancy or as an addition to the existing directors. Directors may be removed, with or without cause, by a resolution of the shareholders of the Company, or with cause by a resolution of the other directors.

7.    Powers of Directors

The business and affairs of the Company is managed by the directors of the Company who exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with the Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

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

The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or for summoning a meeting of members.

The directors may, by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed, or as security for any debt, liability or obligation of the Company or of any third party.

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

9.    Resolutions

Resolutions may be adopted at shareholders’ meetings by the affirmative vote of a simple majority of the Ordinary Shares entitled to vote thereon.

Certain actions may be taken by a resolution of the directors. Such actions include an amendment of the Company’s Memorandum and Articles of Association, an increase or reduction in the Company’s authorized capital, and a change in the Company’s name.

10.    Rights in a Winding-up

Holders of Ordinary Shares are entitled to participate in proportion to their holdings in any distribution of assets after satisfaction of liabilities to creditors in a winding-up.

11.    Authorized but Unissued Shares

Under the Company’s Memorandum and Articles of Association, there are 13,010,884 authorized but unissued Ordinary Shares. Those additional authorized but unissued Ordinary Shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital or for facilitating corporate acquisitions. In addition, the Company cancelled 603,000 shares in 1996 and 1,037,394 shares in 1997, which were repurchased under the share repurchase plan adopted during 1994 and amended in 1995 and the tender offer transaction which was completed in December 1996. The Company does not currently have any plans to issue additional Ordinary Shares.

12.    Transfers of Ordinary Shares

The Company’s Memorandum and Articles of Association do not restrict the transferability of fully paid Ordinary Shares, except that the Board of Directors may refuse to register the transfer of any of the Ordinary

Shares if, in the opinion of the Board, such transfer might result in the Company becoming a CFC, FPHC or PHC. See “Restrictions on Transfer and Voting; Redemption of Ordinary Shares”.

13.    New Issues of Ordinary Shares

Under the Company’s Articles of Association, the Board of Directors is authorized to exercise the power of the Company to offer, allot, grant options over or otherwise dispose of all of the remaining unissued Ordinary Shares of the Company, which comprise 13,010,884 Ordinary Shares. The Board of Directors may, without further shareholder action, increase the number of authorized shares of the Company.

In addition the Board of Directors may, without further shareholder action, designate any of the authorized but unissued Ordinary Shares as preferred shares by amending the Company’s Memorandum of Association. Upon filing such amendment with the BVI Registrar of Companies, the Board of Directors would have authority to fix the dividend rights and rates, voting rights, redemption provisions and liquidation preference, all of which may take precedence over comparable rights of the existing Ordinary Shares.

The Company issued 314,510 Ordinary Shares in 2001.

14.    Merger; Dissenters’ Rights

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

Pursuant to section 83 (11) of the Act, a shareholder who chooses to enforce dissenting shareholders’ rights may not enforce other remedial rights to which he might otherwise be entitled by virtue of his holding shares, except that the shareholder shall retain the right to institute proceedings to obtain relief on the ground that the merger is illegal.

15.    Joint Shareholders

If two or more persons who hold shares jointly are present at a meeting in person or by proxy they must vote as one. Dividends and notices may be paid or sent, in the case of joint holders, to any one of the persons named as joint shareholders in the register of members.

16.    Fiduciary Responsibilities

Under U.S. law majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in U.S. jurisdictions.

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

18.    Transfer Agent and Registrar

Mellon Investor Services, LLC serves as the Transfer Agent and Registrar for the Ordinary Shares.

C.    Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any subsidiary of the Company is a party, for the two years immediately preceding the filing of this report, and which are filed as Exhibits hereto :

Sale and Purchase Agreement between DSG-TEK Limited, a wholly owned subsidiary of the Company as seller and IVF Hartmann AG as buyer dated October 20, 2000 under which the seller sells to the buyer all shares of Vlesia AG, a wholly owned subsidiary of the seller, for the consideration of Swiss Franc 8.5 million.

Loan and Security Agreement between Associated Hygienic Products LLC as borrower and Foothill Capital Corporation as lender dated March 14, 2001 under which the lender agrees to make a term loan, a capital expenditure line and revolver advances to the borrower up to $31.0 million. See “Dependent Patents, Licenses and Contracts” in Item 4.B.6 and Notes 11, 14 and 15 of the Notes to Consolidated Financial Statements.

Short Term Financing Agreement between DSG International Limited as borrower and Breakers Investment Holding Limited as lender dated March 14, 2001 under which the lender agrees to make a term loan of $15.0 million to the borrower. DSG International Limited granted the lender 314,510 warrants priced at $0.01 per share.

Sale and Purchase agreement between Associated Hygienic Products LLC as buyer and Drypers Corporation as seller dated February 20, 2001 under which and pursuant to the order the U.S. Bankruptcy Court based in Houston, Texas the buyer agrees to buy and the seller agrees to sell its North American assets. The gross value of assets acquired was $39.6 million, which was subsequently reduced by $3.7 million due to a working capital adjustment. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion 16, “Business Combinations”. This transaction closed March 14, 2001.

D.    Exchange Controls

There are no exchange control restrictions on payment of dividends, interest, or other payments to non-resident holders of the Company’s securities or on the conduct of the Company’s operation in Hong Kong, where the Company’s principal executive offices are located or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls and the Company believes that such controls will not have a material effect on the Company’s liquidity or cash flow.

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

1.    United States Federal Income Taxation

The following discussion only addresses the U.S. federal income taxation of a U.S. person (e.g., an individual who is a citizen or resident of the U.S., a U.S. corporation, an estate subject to U.S. tax on all of its income regardless of source, and a trust if a court within the U.S. may exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control substantial decisions of the trust.) (a “U.S. Investor”) owning Ordinary Shares. In addition, the following discussion does not address the tax consequences to a person who owns (or will own) directly, indirectly or constructively, 10% or more of the Ordinary Shares (a “10% Shareholder”). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to ownership of the Ordinary Shares.

A U.S. Investor receiving a distribution with respect to the Ordinary Shares will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under U.S. federal income tax principles. Any distributions in excess of the earnings and profits of the Company will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Investor’s basis in the Ordinary Shares, and then as a gain from the sale or exchange of a capital asset, provided that the Ordinary Shares constitute capital assets in the hands of the U.S. Investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the Ordinary Shares.

Gain or loss on the sale or exchange of the Ordinary Shares will be treated as capital gain or loss if the Ordinary Shares are held as a capital asset by the U.S. Investor. Such capital gain or loss will be a long-term capital gain or loss if the U.S. Investor has a holding period of more than one year with respect to the Ordinary Shares at the time of the sale or exchange.

Various provisions contained in the U.S. Internal Revenue Code (the “Code”) impose special taxes in certain circumstances on non-U.S. corporations and their shareholders. The following is a summary of certain provisions which could have an adverse impact on the Company and the U.S. Investors :

    a.    Personal Holding Companies

Sections 541 through 547 of the Code relate to the classification of certain corporations (including foreign corporations) as personal holding companies (“PHCs”) and the consequent taxation of such corporations on certain of their U.S.-sourced income (including certain types of foreign sourced income which are effectively connected with the conduct of a U.S. trade or business) to the extent amounts at least equal to such income are not distributed to their shareholders. A PHC is a corporation (i) more than 50% of the value of the stock of which is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence), and (ii) which, if a foreign corporation, receives 60% or more of such U.S.-related gross income, as specially adjusted, from certain passive sources (such as dividends, interest, royalties or rents). If the Company is classified as a PHC, a tax will be levied at the rate of 39.6% on the Company’s undistributed U.S. taxable income.

While more than 50% of the Ordinary Shares may be treated as owned (either directly or indirectly) by five or fewer individuals, the Company intends to cause its indirect U.K. subsidiary, the owner of the U.S. branch, together with such corporation’s immediate U.K.-resident parent corporation, to distribute any amounts which would otherwise be characterized as “undistributed personal holding company income” in the hands of either corporation with the intent that such distributions would cause such distributed amounts to lose their character as “United States source” taxable income subject to the PHC tax.

    b.    Foreign Personal Holding Companies

Sections 551 through 558 of the Code relate to foreign personal holding companies (“FPHCs”) and impute undistributed income of certain foreign corporations to U.S. persons who are shareholders of such corporations. A foreign corporation will be classified as a FPHC if (i) five or fewer individuals, who are U.S. citizens or residents, directly or indirectly own more than 50% of the corporation’s stock (measured either by voting power or value) (the “shareholder test”) and (ii) the Company receives 60% or more of its gross income (regardless of source), as specially adjusted, from certain passive sources (the “income test”).

The Company believes that it is not currently and has not been a FPHC for any taxable year since its formation because for each such year either or both of the income test and the shareholder test were not met. It is possible that subsequent events would cause the Company to meet either or both of the income test and the shareholder test. In the opinion of the Company, however, it is unlikely that the shareholder test would be met, especially in view of the inclusion of certain transfer restrictions in the Company’s governing documents. See “Description of Securities”.

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

    c.    Passive Foreign Investment Companies

Sections 1291 through 1297 of the Code relate to passive foreign investment companies (“PFICs”) and impose an interest charge on “excess distributions” made from a PFIC. A foreign corporation is a PFIC if (i) 75% or more of its gross income for the taxable year is passive income as defined under Section 954(c) of the Code (the “passive income test”), or (ii) 50% or more of the average value (or adjusted tax basis if the corporation is a CFC) of the assets held by the corporation during the taxable year consist of assets that produce or are held for the production of passive income (the “passive asset test”). Certain look-through rules take into account the assets and activities of related corporations from which the foreign corporation either receives income or in which it holds an interest. Although a determination whether a corporation is a PFIC is made annually, in general, once a corporation has been classified as a PFIC, it cannot thereafter lose its status as a PFIC.

Distribution from a PFIC will generally be characterized as an excess distribution to the extent such distribution, when combined with all other distributions received by the U.S. Holder in such taxable year, exceeds 125% of the average distributions received by such shareholder in the three preceding taxable years (or its holding period if shorter). Once the amount of the excess distribution is determined, it is allocated ratably to all days in the shareholder’s holding period for the shares of the PFIC. Amounts allocated to the current year or a year prior to the date upon which the corporation was a PFIC are included in the shareholder’s income as ordinary income. Amounts allocated to prior years in which the corporation was a PFIC are subject to the highest rate of tax for the year to which allocated, and each of the resulting amounts of tax is subject to an interest charge as if it were an underpayment of taxes for such tax year.

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

    d.    Controlled Foreign Corporations

Sections 951 through 964 and section 1248 of the Code relate to controlled foreign corporations (“CFC”) and impute undistributed income to certain shareholders and convert into dividend income gains on dispositions of shares which would otherwise qualify for capital gains treatment. The CFC provisions only apply if 10% Shareholders (as defined above), who are also U.S. persons, own, in the aggregate, more than 50% (measured by voting power or value) of the shares of a foreign corporation. Even if the Company were to become classified as a CFC, however, the income imputation rules referred to above would only apply with respect to such 10% Shareholders.

    e.     United States Backup Withholding

A holder of an Ordinary Share may be subject to “backup withholding” at the rate of 31% with respect to dividends paid on such Ordinary Share if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of an Ordinary Share may be subject to backup withholding if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

Actual backup withholding may be avoided by the holder of an Ordinary Share if such holder (i) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of Ordinary Shares who are not U.S. persons (“non-U.S. holders”) are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption. In the case of Ordinary Shares held by a foreign partnership, this certification requirement would generally be applied to the partners of such partnerships pursuant to certain regulations which will generally become effective after 2000.

Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder’s U.S. federal income tax liability, if any) provided that the amount withheld is claimed as federal taxes withheld on the holder’s U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund (or, in the case of non-U.S. holders, an income tax return) in order to claim refunds of withheld amounts.

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

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

The Annual Report on Form 20-F of DSG International Limited as filed with the Securities and Exchange Commission and Exhibits thereto and documents referenced therein will be made available upon written request to the Company’s Principal Executive Office.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk.

A.    Currency Fluctuation

1.    Exchange Rate Information

The Consolidated Financial Statements of the Company are prepared in U.S. dollars. The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52.

The Australian dollar, Pound Sterling, Deutsche Mark, Belgian Franc, Singapore dollar, Thai Baht, and Indonesian Rupiah are convertible into U.S. dollars at freely floating rates. The Hong Kong dollar and Malaysian Ringgit are tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. There are currently no restrictions on the flow of such currencies, except Renminbi, Thai Baht and Malaysian Ringgit, between such countries and the United States.

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

The exchange rate in the Asian countries such as Thailand and Indonesia and the exchange rate of Australian dollars devalued in 2001 compared with 2000. The Company is unable to predict whether the trends noted above would have a material effect in its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

2.     Exchange Rate Fluctuation

	2001			2000
	High	Low	Average	High	Low	Average

First quarter
Australian dollar	2.02	1.83	1.92	1.63	1.56	1.60
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.74	1.72	1.73	1.71	1.70	1.71
Thai Baht	42.79	42.44	42.55	37.82	37.44	37.64
Indonesian Rupiah	10,465.00	9,750.00	9,988.46	7,782.50	7,072.91	7,311.20
Pound Sterling	0.70	0.69	0.69	0.63	0.62	0.62
Belgian Franc	44.98	43.43	44.09	42.15	41.03	41.56
Hong Kong dollar	7.80	7.80	7.80	7.78	7.78	7.78
Renminbi	8.28	8.28	8.28	8.30	8.30	8.30

Second quarter
Australian dollar	1.96	1.92	1.95	1.75	1.65	1.70
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.82	1.80	1.81	1.73	1.70	1.72
Thai Baht	45.48	45.09	45.26	39.26	37.94	38.74
Indonesian Rupiah	11,675.00	11,058.00	11,391.00	8,661.33	7,788.20	8,369.29
Pound Sterling	0.71	0.69	0.70	0.67	0.64	0.65
Belgian Franc	46.93	44.77	46.14	44.05	42.62	43.30
Hong Kong dollar	7.80	7.80	7.80	7.79	7.78	7.79
Renminbi	8.28	8.28	8.28	8.30	8.30	8.30

Third quarter
Australian dollar	2.03	1.88	1.96	1.83	1.69	1.76
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.80	1.74	1.77	1.74	1.71	1.73
Thai Baht	45.62	44.07	44.68	42.26	40.78	41.43
Indonesian Rupiah	9,700.00	8,918.00	9,356.00	8,667.22	8,663.33	8,664.93
Pound Sterling	0.70	0.68	0.69	0.69	0.67	0.68
Belgian Franc	45.64	43.75	44.44	45.54	43.54	44.71
Hong Kong dollar	7.80	7.80	7.80	7.80	7.79	7.80

Renminbi	8.28	8.28	8.28	8.30	8.30	8.30

Fourth quarter

Australian dollar	1.97	1.91	1.94	1.94	1.80	1.88

Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80

Singapore dollar	1.84	1.82	1.83	1.75	1.73	1.74

Thai Baht	44.57	43.98	44.18	43.63	43.14	43.42

Indonesian Rupiah	10,490.00	10,400.00	10,440.00	8,667.56	8,666.44	8,666.89

Pound Sterling	0.70	0.69	0.69	0.71	0.67	0.69

Belgian Franc	45.12	44.09	44.72	47.80	43.28	46.01

Hong Kong dollar	7.80	7.80	7.80	7.80	7.80	7.80

Renminbi	8.28	8.28	8.28	8.30	8.30	8.30

3.    Forward-Looking Statements

The Company continues to expand its markets in the Asian region and the Company expects that its market share in the region will increase. The Company expects that the exchange rate of the currency of certain countries in the Asian Pacific region will fluctuate in greater magnitude in 2002. The cost of raw materials, primarily fluff wood pulp cost is expected to increase moderately in 2002.

From time to time, the Company may make certain statements that contain “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1995). Words such as “anticipate”, “estimate”, “project”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements may be made by management orally or in writing, including, but not limited to, in press releases, as part of the Operating and Financial Review and Prospects and as part of other sections of this Annual Report on Form 20-F and the Company’s other filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

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

B.     Foreign Currency Risk

As of December 31, 2001, the Company had no open forward contracts or option contracts. The Company’s cash on hand as of December 31, 2001 was $9,364,000 of which $2,286,000 equivalent was held in various foreign currencies, such as Australian dollar, Hong Kong dollar, Renminbi, Thai Baht, Malaysian Ringgit, Indonesian Rupiah, Singapore dollar and Pound Sterling. The U.S. dollar equivalents of the cash in foreign currencies may vary subject to exchange rate fluctuation.

C.    Interest Rate Fluctuations

The Company’s interest expenses and income are sensitive to change in interest rates. The Company had short-term debts and long-term debts of $47,931,000 as of December 31, 2001, bearing various rates of interest, any fluctuation in the interest rate will have direct impact on the Company’s interest expenses.

The Company will be exposed to interest rate fluctuations on any borrowings under the various loan facilities and any change in interest rate could affect its results of operations and cash flows. The potential effect of a hypothetical 0.5% increase in interest rate for year 2001 outstanding indebtedness would be a reduction in net income of approximately $132,000.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

During the second and third quarters of 2001, the Company failed to achieve certain financial covenants under two of Loan Agreements. In both cases, the Company’s lenders waived all of the financial covenants, defaults and amended and modified the financial covenants related to these Loan Agreements for the remainder of 2001 and for 2002. As a result of recording the R&L lawsuit settlement of $4.2 million in 2001, the Company defaulted on certain loan agreement covenants in the fourth quarter of 2001. The Company has received a waiver of all defaults on its loan agreement covenants from its lenders for the fourth quarter 2001.

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

Item 19.    Financial Statements and Schedules and Exhibits.

A.    Financial Statements

The following financial statements are contained in the Annual Report to Shareholders at the pages referred to below, which pages are incorporated herein by reference:

Page
Management Report	24
Independent Auditors’ Report	25
Consolidated Statements of Operations and Comprehensive Income for the three years ended December 31, 2001	26
Consolidated Balance Sheets as of December 31, 2001 and 2000	27-28
Consolidated Statements of Cash Flows for the three years ended December 31, 2001	29-30
Consolidated Statements of Shareholders’ Equity for the three years ended December 31, 2001	31
Notes to Consolidated Financial Statements	32-50

B.    Financial Statement Schedule

Schedule 1—Condensed Financial Information

No other financial statement schedules are provided because the information is not required or is contained in the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

C.    Exhibit Index

Exhibit Number		Description

3.1		Sub-Tenancy Agreement dated April 25, 2001 between A.S. Watson & Co., Limited as Landlord and Disposable Soft Goods Limited as Tenant

3.2	*	Purchase Contract No. 01014 dated July 27, 2001 between Fameccanica, Data S.p.a. as Vendor and DSG (Malaysia) Sdn. Bhd. as Purchaser

3.3		Tenancy Agreement dated August 24, 2001 between Angeles Rubber Products Sdn. Bhd. as Landlord and DSG (Malaysia) Sdn. Bhd. as Tenant

3.4	*	License Agreement dated August 29, 2001 between Mitsubishi Corporation and DSG International Limited

3.5		Third Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated September 10, 2001

3.6		Fourth Amendment to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated December 19, 2001

3.7		Contract dated April 9, 2002 between Shanghai Waigaoqiao Free Trade Zone 3UDC as Transferor and DSG International Limited as Transferee

3.8		Fifth Amendment to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated April 17, 2002

4.1		Equity Participation Plan filed as Form S-8 Registration Statement on March 21, 2002 (incorporated by reference as filed with the SEC on March 21, 2002 file number 333-84898)

5.1		Settlement Agreement dated April 9, 2002 between John M. Tharpe, Robert M. Herrin and R & L Engineering, Inc. and DSG International Limited

11		Computation of Net Income Per Ordinary Share

13		2001 Annual Report to Shareholders

23		Independent Auditors’ Consent

*	To be filed by Amendment

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on June 4, 2002.

DSG INTERNATIONAL LIMITED

By:	/s/ EDMUND J. SCHWARTZ
Edmund J Schwartz Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of
DSG International Limited

We have audited the consolidated financial statements of DSG International Limited and its subsidiaries as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated June 4, 2002; such financial statements and report are included in your 2001 Annual Report to Shareholders and are incorporated herein by reference. Our audits also included the financial statement schedule of DSG International Limited, listed in Item 19. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte Touche Tohmatsu
Hong Kong

June 4, 2002

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-84898 of DSG International Limited on Form S-8 of our report dated June 4, 2002, appearing in this Annual Report on Form 20-F of DSG International Limited for the year ended December 31, 2001.

Deloitte Touche Tohmatsu

Hong Kong
June 13, 2002

SCHEDULE 1

CONDENSED FINANCIAL INFORMATION

UNCONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2001	2000	1999
	(in thousands)
Equity in (losses) earnings of subsidiaries	$(22,518)	$3,936	$5,049

Operating expenses:
Administration	2,676	2,959	2,785
Selling	—	300	—
Depreciation	43	25	23

Total operating expenses	2,719	3,284	2,808

Operating (loss) income	(25,237)	652	2,241
Interest expense	(2,586)	(159)	(223)
Exchange loss	(2,451)	(524)	(861)
Interest income	4,551	3,821	3,721
Other finance expenses	(3)	—	(2)
Other (loss) income	(109)	730	546

(Loss) income before income taxes	(25,835)	4,520	5,422
Provision for income taxes	(1,728)	(1,557)	(987)

Net (loss) income	$(27,563)	$2,963	$4,435

See note to Schedule 1

SCHEDULE 1

CONDENSED FINANCIAL INFORMATION

UNCONSOLIDATED BALANCE SHEETS

	Year ended December 31,
	2001	2000
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,458	$4,667
Other receivables	135	796
Prepaid expenses and others	83	7

Total current assets	1,676	5,470

Equipment:
Machinery and equipment	2	2
Furniture	216	216
Motor vehicles	139	139

Total	357	357
Less: accumulated depreciation	199	156

Net property	158	201

Investment in subsidiaries (on the equity method)	40,379	62,942
Other assets	621	—

Total assets	$42,834	$68,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$162	$234
Accrued payroll and employee benefits	90	50
Accrued expenses	223	449
Income taxes payable	49	54

Total current liabilities	524	787

Shareholders’ equity:
Ordinary shares	70	67
Additional paid-in capital	19,673	18,301
Retained earnings	38,101	65,664
Translation reserve	(8,119)	(8,973)
Less : net receivable from shareholder	(7,415)	(7,233)

Total shareholders’ equity	42,310	67,826

Total liabilities and shareholders’ equity	$42,834	$68,613

See note to Schedule 1

SCHEDULE 1

CONDENSED FINANCIAL INFORMATION

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2001	2000	1999
	(in thousands)
Cash flows from operating activities
Net cash (used in) provided by operating activities	$(25,826)	$2,723	$4,734

Cash flows from investing activities
Expenditures for equipment	—	(79)	—
Investments in and advances to subsidiaries	314	(5,883)	(5,713)
Recoupment of investment in subsidiaries	23,103	7,068	3,844
Advances to shareholder	(4,096)	(8,837)	(1,879)
Repayments by shareholder	3,914	4,415	2,540
Increase in other assets	(621)	—	—

Net cash provided by (used in) investing activities	22,614	(3,316)	(1,208)

Cash flows from financing activities
Issue of Ordinary Shares	3	—	—
(Decrease)/increase in cash and cash equivalents	(3,209)	(593)	3,526
Cash and cash equivalents, beginning of year	4,667	5,260	1,734

Cash and cash equivalents, end of year	$1,458	$4,667	$5,260

Cash dividends from :
Consolidated subsidiaries	$35	$4,818	$1,329

See note to Schedule 1

DSG INTERNATIONAL LIMITED

NOTE TO SCHEDULE 1

1.    APPLICATION OF SIGNIFICANT ACCOUNTING PRINCIPLES

Accounting for subsidiaries—DSG International Limited (“the Company”) has accounted for the earnings of its subsidiaries on the equity method in the unconsolidated condensed financial information.

S-4