Form 20-F
period 2002-12-31
DSG INTERNATIONAL LTD
filed 2003-06-16
CIK 883230

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

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

D. Risk Factors

Among the factors that have a direct effect on the results of operations and financial condition of DSG International Limited (the “Company”) are the following:

1. Raw Material Cost

The overall raw material costs decreased moderately during 2002. The Company’s operating results may be adversely affected by any increases in raw material costs in the future, specifically the cost of the main raw materials, fluff wood pulp and super absorbent polymer (“SAP”) which may increase at a greater rate than anticipated in 2003.

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

3. Pricing and Volumes

The market position of the Company’s main competitors, The Procter & Gamble Company (“P&G”) and Kimberly-Clark Corporation (“KC”), relative to the Company varies from one geographic area to another; but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence in price and volumes, and gain substantial market share in any of their marketing areas. They have heavily promoted diapers in the multi-pack configuration. These packages offer a lower unit price than previously available to the retailer and consumer. It is possible that as a consequence of this strategy, in those geographic markets in which the main competitors have adopted it, the Company may realize lower selling prices and/or lower sales volume.

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

5. Increased Financial Leverage

As a result of the acquisition of the North American assets of Drypers Corporation, the Company has short and long-term debt of $24.3 million, bearing various interest rates as of December 31, 2002.

The Company’s debt levels were reduced from $47.9 million at December 31, 2001 to $24.3 million at December 31, 2002. Even though the Company’s debt has been reduced it still has significant principal and interest obligations resulting from the acquisition of the North American assets of Drypers Corporation. The existing level of the Company’s financial leverage as described above, could adversely affect the Company’s ability to obtain additional financing for working capital, acquisitions or other purposes and could make the Company more vulnerable to economic crisis in the different geographical markets and to competitive pressures from its main competitors.

As a substantial portion of the Company’s available cash from operations will have to be applied to meet debt service requirements, the Company’s liquidity could be affected as well as its ability to fund capital expenditures. Notwithstanding, the Company believes that its cash flow from operations and other sources of liquidity will be adequate to meet its requirements for working capital, capital expenditures, interest payment and scheduled principal payment for the foreseeable future. However, if the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or obtain additional financing. There is no assurance that this additional financing could be obtained. If financing is obtainable, there is no guarantee it could be obtained on terms favorable to the Company.

6. Litigation Risk

As the Company operates in an industry in which patents are numerous and are enforced vigorously, the Company and its subsidiaries are from time to time involved in legal matters. On April 18, 2002 the Company made a lump sum payment of $4.2 million to settle a patent infringement lawsuit brought by Plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation. The Company recorded the $4.2 million settlement as a loss on settlement of legal cases in the Company’s Consolidated Statement of Operations in the Annual Report to Shareholders for the year ended December 31, 2001.

The Company is currently not defending itself in any significant litigation matters. Although it cannot be certain, in management’s opinion, none of the legal proceedings in which the Company is currently involved, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition or results of operation.

Item 4. Information on the Company.

A. History and Development of the Company

DSG International Limited, established in Hong Kong in 1973, is one of the world’s leading companies specializing in manufacturing disposable baby diapers, adult incontinence and training pants products, with over twenty-nine years of experience in this industry. The Company now operates nine manufacturing facilities in North America, Asia and Europe with extensive distribution activities around the world.

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

On November 11, 2002, the Company entered into a definitive agreement to sell its Australian subsidiaries and the sale was completed on December 6, 2002 (Refer to Item 4.B.6.b. in this report).

DSG International Limited is incorporated in the British Virgin Islands and has its principal executive office at 17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, Hong Kong. Its telephone number is (852) 2484-4820.

CAPITAL EXPENDITURES, INVESTMENT AND DIVESTITURES

Principal capital expenditures, investment and divestitures of the continuing operations over the last three years include the following:

	2002	2001	2000
Property, plant and equipment (net)	$7,406,000	$8,859,000	$4,450,000
Investment in and advances to subsidiaries	$11,308,000	$(314,000)	$5,883,000
Recoupment of investment in subsidiaries	$16,271,000	$23,103,000	$7,068,000

B. Business Overview

1. General

The Company manufactures and markets disposable baby diapers, training pants and adult incontinence products primarily under its own brand names, which include “DRYPERS®”, “FITTI®”, “PET PET®”, “COSIES®”, “COSIFITS®”, “BABY LOVE®”, “BABYJOY®”, “LULLABY®”, “CARES®”, “CUDDLES®”, “SUPER FAN-NIES®”, “DISPO 123™”, “HANDY™”, “CERTAINTY®” and “MERIT®”. The “DRYPERS®” brand was acquired in March 2001. The Company also manufactures and markets disposable baby diapers, adult incontinence and training pants products under private labels. The Company’s products are sold internationally, with its nine manufacturing facilities being in Hong Kong, the United States, the United Kingdom, the People’s Republic of China (“PRC”), Thailand, Indonesia and Malaysia.

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

In the PRC, the Company estimates that the consumer market penetration rate of disposable baby diapers is around 3% to 4% and the market size is growing at a rate of 15% per annum. The Company’s leading brands, “FITTI®” and “PET PET®”, are well established in most of the major cities including Shenzhen, Guangzhou, Shanghai and Beijing; and the Company’s economy brands, “BABY LOVE®” and “BABYJOY®”, expanded rapidly in the eastern and northeastern part of the PRC. In 2002, the Company launched an economy brand, “FITTI® Basic”, in order to strengthen the market penetration of the “FITTI®” brand nationwide. The Company estimates that it holds the third position in overall market share among its competitors in the PRC. In the Guangdong province, the major southern province of the PRC, the Company has a well-established sales and distribution network that extends throughout the province and the Company believes that it is the market leader in the province, with around 30% market share. The Company established a sales office in Guangzhou in 2001 to further strengthen its position in the Guangdong province. In the northern part of the PRC, the Company’s sales operation in Beijing established direct sales and distribution in the Beijing and Tianjin markets and expanded its wholesale network into other northern and northeastern provinces such as Shandong, Shanxi, Hebei, Shaanxi, Jilin and Liaoning. In the eastern part of the PRC such as Fujian, Zhejiang, Jiangsu provinces, the Company established a strong sales and distribution network by working with a number of reputable territorial wholesalers and the Company is optimistic about the growth opportunity in these provinces. In Shanghai Municipal, the Company established its direct sales and distribution network with major foreign investor-owned hypermarkets and state-owned supermarket chains. The Company also set up a nationwide sales and marketing center in Shanghai to focus and keep pace with the market development in the PRC. In 2002, the Company set up two new sales offices in Wuhan and Chengdu to reinforce the distribution efforts in the Central and Western part of the PRC. Overall, the Company has expanded its sales and distribution networks in over 58 major cities in the PRC and continues its effort in exploring the potential of other PRC markets. In 2002, the Hong Kong disposable diaper market remained stagnant due to a low birth rate and weak economy, and the Company maintained its second place position in the market with an estimated market share of 20%.

In Thailand, the Company’s “BABY LOVE®” and “FITTI® Basic” brands, gained additional market share in the economy sector, and the Company’s 2002 volume grew by 20% over 2001. These sales gains were achieved under difficult market conditions highlighted by intense competitive marketing promotions. In 2002, in Indonesia, the introduction of new brands and promotional pricing programs to match those of our competitors, resulted in double digit sales growth over 2001. In the second half of 2002, the Indonesian market began to weaken and these conditions are expected to carryover into the new year. In Malaysia, the overall diaper market contracted in 2002. The impact of this contraction was compounded by severe competitive promotional pricing. For the first time since it began operations in Malaysia, the Company experienced a decline in volume after three consecutive years of double digit growth. The Company expects these difficult conditions to continue and has planned tailored advertising and promotional campaigns for the new year along with making upgrades to its product offering. In 2002, in Singapore, the Company had about a 15% sales decline after a 40% increase in the previous year. The Singapore economy was weak throughout 2002 and competitive pricing promotions further impaired the Company’s ability to maintain market position. The Company is planning to expand its distribution network in Singapore in the coming year.

The Company manufactures and distributes adult incontinence products through its operation in Thailand to all other markets in Asia under its “DISPO 123™”, “HANDY™” and “CERTAINTY®” brands. The Company believes that it is one of the market leaders in the adult incontinence market in Thailand. In other Asian markets, the sales of adult incontinence products have increased steadily over the years and the Company’s brands are well established both in the retail and institutional sectors. The Company remains optimistic about the market growth potential of the adult incontinence market in the Asian Pacific region.

In Europe, the Company scaled down its operations in 2001. The Company’s remaining operation in the United Kingdom continues to market its branded products to wholesalers and grocery retail accounts. The Company also manufactures private label disposable diapers on a selective basis.

In December 2002, the Company sold its Australian subsidiaries and therefore no longer manufactures or sells disposable baby diapers in Australia and the related markets of the Pacific Islands.

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

The Company’s growth strategy is to target its branded products at selected sectors of mature markets, such as the United States, and to take a broader marketing approach in less developed markets where there is a high rate of growth in disposable diaper usage. The Company believes that its manufacturing facilities in Asia will enable it to participate in the expected growth of those markets. In the past, the Company has expanded its business into new markets by acquiring the assets of disposable baby diaper and adult incontinence manufacturers. The Company also expands through establishing its own manufacturing facilities in emerging markets which offer significant growth potential, such as the Company’s facilities in the PRC, Thailand, Indonesia and Malaysia, which were opened in 1994, 1995, 1998 and 1999, respectively.

The Company’s principal raw materials are fluff wood pulp and super absorbent polymer. Other raw materials include polyethylene backsheets, cloth-like breathable backsheets, polypropylene non-woven liners, adhesive tapes, mechanical closure tapes, hot melt adhesive, elastic, aloe vera and tissue. The cost of materials increased in 2001 and decreased slightly in 2002. Raw materials account for about three-quarters of the cost of goods sold.

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

The Company believes that there is a high potential for adult incontinence products due to the aging populations of the industrialized and developed countries. The Company entered the adult incontinence markets in North America, Europe and Australia, and established and acquired operations in Switzerland, Thailand and Wisconsin in the United States in 1994, 1995 and 1997, respectively. In October 2000, the Company sold its adult incontinence operation in Switzerland and ceased manufacturing adult incontinence products in Europe. In December of 2002, the Company sold its Australian subsidiaries and therefore no longer sells adult incontinence products in the Australian markets. The Company remains optimistic in its adult incontinence business in the markets in North America and Asia. The Company introduces adult incontinence products into its markets in a manner consistent with its niche market strategy. The Company believes that the key to successful marketing of this type of product is the high and prompt level of service from the manufacturer and distributor, regular contact with institutions to ensure proper knowledge of the products, and providing a range of products of high quality and performance.

2. Geographic Segment and Product Category Information

The following table sets forth the percentage of the Company’s net sales of continuing operations by geographic market and product category activity:

	2002	2001	2000
Net sales
North America	70.9%	69.7%	54.4%
Asia	27.3	27.6	35.1
Europe	1.8	2.7	10.5

	100.0%	100.0%	100.0%

Product sales by category
Disposable baby diapers	79.3%	78.7%	68.7%
Adult incontinence products	14.5	13.3	25.3
Training pants, youth pants and sanitary napkins	6.2	8.0	6.0

	100.0%	100.0%	100.0%

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

The main raw material is fluff wood pulp, which is purchased from several suppliers in the United States, Scandinavia and Australia. The source from which the fluff wood pulp is shipped to the Company’s manufacturing facilities is dependent on price, quality and availability. The cost of fluff wood pulp increased significantly in 1995, softened in 1996, stabilized thereafter, increased in 1999, increased moderately until the third quarter in 2000 and decreased moderately in 2001 and 2002. The Company believes it will increase moderately in 2003. Other raw materials are purchased from various sources, also depending on price, quality and availability. The Company maintains good and long-term relationships with its raw materials suppliers. The Company’s chief purchasing officer oversees the purchasing and sourcing policies of each of the Company’s manufacturing facilities and is responsible for new material developments and keeping track of all world-wide producers of raw materials. This person also negotiates and determines the purchase of the Company’s major raw materials with the Company’s key raw material suppliers.

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

5. Marketing Channels

a. North America

i. Products

The Company manufactures and distributes disposable baby diapers, disposable training and youth pants and adult incontinence products throughout North America under the brand names of “DRYPERS®”, “COMFEES®”, “FITTI®”, “CUDDLES®” and “CERTAINTY®”, as well as a growing number of different private label store brands. In March

2001, the Company acquired the “DRYPERS®” brand which remains the fourth largest selling brand of disposable baby diapers and disposable training pants in the North American markets. The “DRYPERS®” brand is a full-featured premium product including all of the features of the leading national brands to deliver premium product performance to the quality conscious consumers. The “FITTI®” brand is a full-featured value product, recognized for its unique wetness indicator, a cute print that fades away when the diaper becomes wet. The “FITTI®” brand name is also used with the Company’s disposable training pants and the DRI-NITE JUNIOR disposable youth pants. The Company’s pant products feature tear-away side panels, soft cloth-like covers and comfortable waist and hip elastic. The “FITTI®” training pants were the first North American product in this segment to offer the Company’s unique wetness indicators.

The Company continues to expand its private label diaper business throughout North America with such customers as Wal-Mart, Shoprite, Walgreens Drugs, Eckerd Drug, Kroger, Giant Eagle, Harris Teeter, A&P, Topco, Pathmark, Rite-Aid, Meijer, Aldi, Amway/Quixtar, Federated Foods, McLane (a division of Wal-Mart) and Medline Industries. The Company is one of very few full line manufacturers capable of producing and marketing a full range of disposable baby diapers as well as training pants and youth pants. This advantage should enhance the Company’s sales and private label partnership opportunities moving into the future. Private label sales grew with expanded sales and distribution through Wal-Mart Stores in 2002. Wal-Mart represents approximately 16% of the Company’s consolidated net sales volume.

The Company’s primary focus on adult incontinence products is the development of profitable private label partnerships with selected retailers and institutional distributors such as Walgreens Drug and Medline Industries. The Company’s products are also available on a limited basis under the “CERTAINTY®” brand name. The Company’s focus is on the brief products, offering a wide range of product and feature alternatives. The Company was the first to bring disposable adult pants to the North American market and the Company will continue to explore innovative product opportunities that will make a positive difference in this category and bring better solutions to the incontinence user.

ii. Sales and Marketing

Disposable baby diapers account for more than 90% of the baby diaper changes in North America. The market can be divided into several segments : brands that are advertised and sold nationally; brands that are not widely advertised but are sold nationally; brands sold only in specific regional areas; and baby diapers that are sold under private label brands. The nationally advertised brands account for around 80% of all sales. The Company maintains a good distribution base on its “DRYPERS®” and “FITTI®” brands, with new retail customers being added on a regular basis. The Company’s “DRYPERS®” and “FITTI®” brand training pants have enjoyed moderate sales growth and excellent consumer acceptance. The new “DRYPERS®” training pant is the first one in the value segment to offer stretchy side panels similar to the leading national brand. The Company was also first to offer wetness indicators on their training pants. The Company’s DRI-NITE JUNIOR youth pant brand is gaining market share in the fast growing youth pant segment. This segment now accounts for more than 3% of total category sales.

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

Private Label Private labels is the largest segment of the Company’s business and offers the greatest opportunity for potential growth. The Company continues to strengthen its existing private label partnerships with major retailers like Wal-Mart, Kroger, Eckerd Drug, Walgreens, Pathmark, A&P, Giant Eagle, Amway/Quixtar, Aldi, Federated, Topco etc. and by adding new products in both areas of disposable baby diapers and training pants. The Company will continue to target other major retailers to establish new profitable private label partnerships in all of its product categories. The Company recognizes that the private label segment remains somewhat more insulated than that of the typical “value” brands from the aggressive price/promotional strategies of the advertised brands, due to the protective/defensive posture that major retailers tend to take when it comes to protecting their corporate brand franchise. The Company is one of the few manufacturers capable of supplying a full range of quality disposable baby diapers, training pants, and youth pants and has a proven track record of delivering quality products, category expertise and customer service.

Branded Products Due to the intense price and promotional pressure by the advertised brands, combined with a declining birth rate in the U.S. market, the “value brand” segment continues to shrink. By the end of 2002, the combined share of the Company’s “DRYPERS®”, “FITTI®” and “CUDDLES®” brands was roughly 3% of the total units of disposable baby diapers and training pants sold in grocery outlets throughout North America. The Company is pursuing a hybrid marketing program on the “DRYPERS®” brand. This hybrid approach is a combination of “everyday low price” (“EDLP”) and targeted consumer and trade marketing, designed to increase sales while enhancing the marketing return on investment. The grocery sector represents around 46% of the over $4 billion United States retail market. In certain markets, such as New York/New Jersey, the nation’s largest retail market, the Company believes that the “FITTI®” brand share is much greater than conventional market share tracking companies would indicate. This is because a much higher percentage of “FITTI®” diapers and training pants are sold through urban wholesalers and inner city retailers that typical market research does not track. The Company concentrates its efforts and marketing activities in providing wholesalers and retailers with above average category profits through the use of packaging with greater shelf impact, consumer preferred pre-priced packaging, creative promotional support, creative consumer marketing vehicles, efficient distribution, electronic data interchange and a high level of customer service. The Company has maintained its strategy of providing the best EDLP on its “FITTI®” and “CUDDLES®” brands, offering the consumer “the best product for the price” all the time. The Company provides consumers with quality products at affordable price, unique product features and consistent value. The Company has grown its branded business with a concentrated effort against a primary diaper selling class of trade : grocery with key retail partners such as Shoprite, A&P, Pathmark, Kroger and Super Valu. However, excellent distribution and sales gains have been made in other non-grocery outlets such as Walgreens Drug, Meijer stores and the U.S. military. The Company continues to benefit from new product ideas and unique retailer profit opportunities for the disposable baby products segment.

The Company recognizes that private brands represent more than 30% of the category sales in adult incontinence with steady growth at retail. The greatest retail sales opportunity exists within this sector of adult incontinence. The Company will continue to target this private brand segment with a range of superior products in terms of product features and performance. The Company’s strategy is to provide products to the marketplace that are superior to other available products and that are also more affordable than the advertised brands. The drug store trade still represents the majority of adult incontinence retail sales with approximately 50% share of the over $550 million category. Growth potential for the entire category remains high as the population continues to age, people who are incontinent become more open to treatment solutions and better products are developed.

Institutional Volume and Activity The institutional providers supply adult incontinence products to medical care facilities, nursing homes, extended care facilities and home health care outlets. It is worth noting that the institutional market still represents more than 60% of the total adult incontinence volume in North America or more than $720 million in sales. The adult category represents an area of significant sales and distribution growth for the Company, and significant gains have been captured. Since its launch in 1996, the adult category volume now represents more than 10% of the Company’s total sales. The Company enjoys an excellent working relationship with Medline Industries, Inc., one of North America’s premier institutional suppliers of medical related products.

b. Asia

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

The volume of disposable baby diaper usage varies significantly in different markets, depending to a large extent on the level of per capita disposable incomes. The disposable baby diaper usage is relatively high in Hong Kong and Singapore. Although these two mature markets contracted since the aftermath of Asian financial turmoil, the Company has been able to pursue strategies to maintain its market share in these markets. Disposable baby diaper usage is relatively low in other Asian countries, but the Company believes that the usage will increase as income levels in these countries continue to increase. However, the Company is unable to predict how the recent outbreak of Severe Acute Respiratory Syndrome (SARS) will affect its business in its Asia and South East Asian markets or the impact it may have on short or long-term market growth.

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

In Hong Kong, the Company has its own sales force. Its products are sold in all major pharmacy outlets and department stores which account for 60% of all disposable baby diaper sales, while the remaining 40% are sold in major retail supermarket and hypermarket chains such as Park’N Shop, Wellcome and China Resources Company. The disposable baby diaper market in Hong Kong has contracted due to low birth rates and a weak economy. Around 80% of the Company’s sales in Hong Kong are sales of “FITTI®” and “PET PET®” brands of products which collectively have around 20% share of the market. The “FITTI®” and “PET PET®” brands are supported by advertising and promotion programs, which not only impact sales in the local market but also in the Pearl River Delta area of Guangdong province in the PRC.

In Singapore, the disposable baby diaper market is mature but relatively small. The Company sells and distributes its products, of which 89% were branded products and 11% were private label products, by its own sales force in major retail chains, department stores and hypermarkets.

In Malaysia, the disposable baby diaper market dropped slightly due to the contraction in total diaper market volume. The Company’s “FITTI®” and “PET PET®” brands of products have been selling in the market for many years; however, with the establishment of the manufacturing facility in Selangor, Malaysia in 1999, the Company was able to compete with the local economy products manufacturers. The Company’s economy brands, “COSIFITS®”, “BABY LOVE®” and “FITTI® Basic”, expanded rapidly and have gained a significant share in the economy segment of the market. The Company’s products are distributed nationwide by its own sales forces directly to the major chain stores such as The Store, Ocean, Giant and Carrefour, as well as to the other secondary chain stores, independent supermarkets and to lower-end retail outlets.

In the PRC, another fast growing market that the Company has identified, the Company’s leading brands are distributed in hypermarkets, supermarket chains, department stores and independent retail stores in most of the provinces, such as Guangdong, Fujian, Zhejiang, Jiangsu, Shandong, Shanxi, Hebei, Shaanxi, Liaoning, Jilin and major municipals and cities, such as Guangzhou, Shenzhen, Shanghai, Shantou, Zhongshan, Tianjin and Beijing. To cope with the rapid development of foreign invested hypermarkets and state-owned supermarket chains in the PRC, the Company cultivates good relationships with the major players like Carrefour, Wal-mart, Metro, Trust-Mart and Makro, as well as Hualian, Century Lianhua, and others and the Company’s products are listed and sold in these hypermarkets and supermarket chains. The Company’s sales operation in Beijing directly services the Beijing and Tianjin markets and expands sales and distribution to northern and northeastern markets such as Shandong, Shanxi and Liaoning provinces. The Company also established a sales and marketing operation in Shanghai, not only directly servicing the Shanghai market and serving as a logistic center for the markets in the eastern part of the PRC, but also overseeing the nationwide market in the PRC. The Company established two sales offices in Wuhan and Chengdu in order to expand its distribution network to the provinces and municipals in the Central and Western part of the PRC, such as Wuhan, Chengdu, Sichuan, Chongqing, Yunan, Hunan and Hubei, and continues to expand its distribution network with the goal of covering all the provinces of the PRC. The Company’s sales expansion in the PRC is well supported by its strategic products and pricing together with customized advertising and promotion programs. The Company estimates that the current usage of disposable baby diapers in the PRC is around 3% to 4% and will grow in accordance with the anticipated rapid economic growth of the country.

In Thailand, although the usage of disposable baby diapers is relatively low, the disposable baby diaper market has been growing rapidly in the past few years. The Company’s major brands in the market are “FITTI®”, “PET PET®” and “BABY LOVE®”. The Company’s sales have been increasing with the growth of the market and from the expansion of the Company’s distribution networks throughout the country. Over 70% of the Company’s sales in Thailand were in the Bangkok metropolitan area, with the rest of the sales coming from the suburban provinces. The Company’s products are distributed to supermarkets and department stores by its own nationwide sales force. The Company has been able to capitalize on the market growth and sustained a market share of about 22% in 2002. The Company also manufactures private label products for a supermarket chain. The Company’s adult incontinence products are distributed to hospitals, supermarkets and department stores. The Company estimates that its share of the Thailand adult incontinence market was approximately 69% in 2002. The Company is also expanding its sales of adult incontinence products in other Asian markets.

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

c. Europe

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

ii. Sales and Marketing

The U.K. retail disposable baby diaper market in 2002 was approximately $729 million. Approximately 89%(1) of the market was branded products and the rest were made up of various private label brands of retailers supplied by European diaper manufacturers.

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

The Company has licenses to use certain patented technology relating to certain features of the disposable diapers it manufactures. In 1997, P&G claimed that certain of the Company’s diaper products infringe P&G’s patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G reached settlement of this claim for the United States market in 1998. On May 21, 2001, the Company entered into an agreement with P&G to settle

(1)	FSA Survey U.K.

any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company’s products in the Asian Pacific and Australian regions after December 31, 2000 ($546,000 and $532,000 for the year ended December 31, 2002 and 2001, respectively). The agreement encompasses fixed payments totalling $300,000 relating to the period prior to January 1, 2001 and payment of royalties based on a percentage of sales of certain products in the Asian Pacific region beginning January 1, 2001. The amount of $300,000 relating to periods prior to January 1, 2001 was recorded in the statement of operations for the year ended December 31, 2000 as a component of selling, general and administrative expenses.

b. Contracts

The Company is a contract manufacturer for certain customers to supply private label products for baby disposable diapers and adult incontinence products.

The Company entered into financial contracts with certain Banks and Financial Institutions for various financing facilities of revolving working capital lines, equipment leasing and term loans (See Notes 12 and 13 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders).

In March 2001, one of the Company’s U.S. subsidiaries (the “Subsidiary”) entered into an amended financing agreement with the existing financial institution (the “Senior Lender”) under which the Subsidiary received a term loan of $11 million (the “Term Loan”), a capital expenditure line of up to $5 million, and a revolving credit facility (based on the lesser of a percentage of eligible accounts receivable and inventory or $15 million). Such financing was entered into in connection with the Subsidiary’s purchase of certain assets of the North American operations of Drypers Corporation as discussed in Note 20 to Consolidated Financial Statements of the Annual Report to Shareholders. The full amount of the $11 million Term Loan was borrowed, with interest payable at the LIBOR for one portion of the loan and prime plus 2.75% per year for the other portion. The financing agreement was amended in December 2001, and the remaining principal balance on the Term Loan was $8.7 million as of December 31, 2001 was divided into three separate term loans in the amount of $2.8 million, $2.9 million and $3.0 million. These loans are repayable in monthly installments of principal in the amount of $183,300 plus interest and collateralized by the Subsidiary’s assets. In addition, the Subsidiary had outstanding borrowings of approximately $5.8 million and $11.9 million of the $15.0 million revolving credit facility as of December 31, 2002 and 2001, respectively. These amounts were recorded as a component of short-term borrowings in the Company’s Consolidated Balance Sheets (see Note 12 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders). The Company had approximately $9.2 million available for additional borrowings under the revolving credit facility at December 31, 2002.

Among other things, the Senior Lender Loan agreement contains certain restrictive covenants, including the maintenance of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and tangible net worth, and places limitations on acquisitions, dispositions, capital expenditures, and additional indebtedness. At December 31, 2001, the Company was not in compliance with the EBITDA covenant due to the legal settlement as discussed in Note 4 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders. These violations were waived by the Senior Lender on April 17, 2002.

In connection with the waiver of these covenant violations, the Senior Lender and the Company amended the revolving credit facility ($1.5 million plus the lesser of a percentage of eligible accounts receivable and inventory or $15 million) to allow for additional advances of up to $1.5 million for the legal settlement, increased the capital expenditure line to $7.0 million and revised certain covenants including capital expenditures, payments and prepayments, and additional indebtedness. Through December 31, 2002, the Company has not borrowed any amounts under the capital expenditure line. As a result, the Company had approximately $7.0 million available for additional borrowings under the capital expenditure line at December 31, 2002.

In addition in March 2001, the Company borrowed $15 million under a term loan (the “$15 million Term Loan”) from an overseas financial institution. One of the Company’s non-executive directors holds a seat on the Board of Directors of this company. The loan bears annual interest at a rate of 14.5% increasing to 17.5% if any amounts payable under the loan were not repaid when due. Interest was payable monthly while principal was due in March 2002. The Company had the option to repay all or a portion of the loan after the six-month anniversary of the initial borrowing. The loan was secured by the Company’s ownership interest in its Australian subsidiaries. In addition, the loan agreement contains certain restrictive covenants, including minimum tangible net worth and EBITDA of the Australian subsidiaries. The borrowings were guaranteed by the Company’s Chairman and Chief Executive Officer. The Company repaid the $15 million Term Loan in September 2001.

In conjunction with the $15 million Term Loan, the Company committed to issue share purchase warrants to the lender. The warrants allowed the lender to purchase Ordinary Shares of the Company at a price of $0.01 per share. The number of warrants issued equaled 0.75% of the Company’s diluted Ordinary Shares outstanding for each month the principal balance of the loan was outstanding. Due to the repayment of the $15 million Term Loan after the six-month anniversary of the initial borrowing, the Company issued 4.5% of the Company’s diluted Ordinary Shares, equivalent to 314,510 shares. The fair value of the warrants of $1.4 million was treated as interest expense in 2001. The fair value of the warrants was estimated using the Black-Scholes Model. The assumptions used in the model included: fair value of ordinary shares of $4.81 per share, volatility rate of 80%, a discount rate of 3.41% and an estimated life of one year.

Under the Sale and Purchase Agreement between Associated Hygienic Products LLC and Drypers Corporation dated February 20, 2001 and pursuant to the order of the U.S. Bankruptcy Court based in Houston, Texas Associated Hygienic Products LLC agreed to buy and Drypers Corporation agreed to sell its North American assets. The gross value of assets acquired was $39.6 million, which was subsequently reduced by $3.7 million due to a working capital adjustment. The transaction closed on March 14, 2001. See Note 20 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders for additional information regarding this acquisition.

Under the Sale and Purchase Agreement between DSG International Limited (“DSGIL”) and Castle Harlan Australian Mezzanine Partners Pty. Limited (“CHAMP”), dated November 11, 2002, CHAMP agreed to purchase and DSGIL agreed to sell its Australian subsidiaries. The gross value of the transaction was A$53 million (approximately US$29.6 million). The transaction closed on December 6, 2002. See Note 5 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders for additional information regarding this transaction.

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

a. North America

The North American disposable baby diaper market remains dominated by the brands of the two major U.S. manufacturers : P&G and KC. Their combined market share of the disposable baby diaper market is 77%; including the disposable training pant, youth pant and swim pant products. Total category unit sales are declining at a rate of about 9%, with volume continuing to shift from the grocery and drug classes of trade to the mass merchandisers. Consumers continue to move to larger packs for a lower price and more savings. These two major manufacturers continued their strategy of driving their business with aggressive retail pricing, rather than competing solely on the basis of consumer-driven marketing programs and product innovations. In the fourth quarter of 2002, the leading brands moved to lower package counts, combined with a minimal price increase. KC led the charge and P&G responded by matching the lower unit price, but holding count reductions until early 2003. A number of major retailers remain concerned with the negative impact that the advertised brand’s strategy has had on their own private label sales and margins. Some of these retailers have taken corrective actions such as addition promotional activities to protect their own brands. All of the moves made by the advertised national brands have resulted in lower retail prices and the narrowing of retail price spreads between the advertised brands and private label offerings. Manufacturers and retailers alike are waiting anxiously to see how long this price strategy can be maintained in the face of continuous reductions in gross profit margins.

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

In the adult incontinence arena, the Company is in a good competitive position, having the capability to provide key retailers, institutions and consumers with product technology that is superior to what some other manufacturers can currently provide. There is an added advantage that comes from the demand for better products in order to meet the performance and comfort requirements of incontinent consumers. In spite of the tough competitive climate, overall margin potential in the adult products remain slightly better than in the baby products.

b. Asia

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

c. Europe

In the United Kingdom, the disposable baby diaper market continues to be dominated by P&G, which has a market share of approximately 55%, and KC, which has a market share of approximately 34%. Both companies continued to heavily promote and discount their brands in the U.K. market. Due to such consistent promotion activities, the private label brands have been reduced to a level of about 11% market share.

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

D. Description of Property

The Company now operates nine manufacturing facilities, with plants located in : the United States at Marion, Ohio, Vancouver, Washington and Oconto Falls, Wisconsin; the PRC at Hong Kong and Zhongshan, Guangdong; Chesterfield, U.K.; Bangkok, Thailand; Cikande, Indonesia and Selangor, Malaysia.

The Company utilizes an aggregate of approximately 1,343,415 square feet of space in its manufacturing operations. The Company believes that its plant facilities are adequate for its present operations.

The Company operates 25 productive disposable baby diaper, training pants and adult incontinence machines. The gross productivity of the machines ranges from 350 pieces to 600 pieces per minute for disposable baby diapers, 100 pieces to 150 pieces per minute for training pants and adult incontinence products. The productivity of the machines is dependent on the machine types, sizes and packing configurations of the products.

The following table summarizes the physical properties that are used by the Company in its manufacturing and distribution operations :

Location	Use	Approximate size (Sq. feet)		Owned/ leased	Lease expiration date

Marion, OH	Manufacturing	440,000		Leased	Oct. 2007

Cikande, Indonesia	Manufacturing	174,000		Leased	Sep. 2027

Oconto Falls, WI	Manufacturing	165,684		Owned	N/A

Selangor, Malaysia	Manufacturing	130,681		Leased	Nov. 2004

Zhongshan, PRC	Manufacturing	122,321		Leased	Oct. 2044

Vancouver, WA	Manufacturing	106,029		Leased	N/A

Hong Kong, PRC	Manufacturing	70,895		Leased	Jun. 2003

Bangkok, Thailand	Manufacturing	68,805		Owned	N/A

Chesterfield, U.K.	Manufacturing	65,000		Leased	May 2008

Duluth, GA	Office	226,625	(1)	Owned	N/A

Bangkok, Thailand	Office	22,822		Leased	Dec. 2003

Singapore	Office	16,500		Leased	May 2003

London, U.K.	Office	3,500		Owned	N/A

Duluth, GA	Office	2,250		Leased	May 2004

Beijing, PRC	Office	2,166		Leased	Oct. 2003

Shanghai, PRC	Office	3,875		Leased	Apr. 2004

Guangzhou, PRC	Office	734		Leased	May 2003

Wuhan, PRC	Office	689		Leased	Jun. 2003

Chengdu, PRC	Office	510		Leased	Jun. 2003

(1)	This property is currently “Held for Sale”.

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

C. Significant Accounting Policies

The information required is contained in the Operating and Financial Review and Prospects of the Annual Report to Shareholders, and is incorporated herein by reference.

D. Accounting Changes

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

F. Trend Information

1. Industry Trends

The Company believes that the most significant industry trends are:

•	fluff wood pulp costs and other raw material costs decreased moderately in 2002, it is expected that fluff wood pulp costs will increase moderately in 2003, but may be otherwise negatively impacted due to rising petro-chemical costs resulting from uncertain market conditions;
•	increasing demand for cloth-like breathable backsheet, mechanical closure tape and thin core pads products, which the Company is meeting through modifications to its machinery and product development effort;
•	the domination of industry leaders in most of the markets putting pressure on retailers’ margins, which the Company is finding difficult to respond to by providing retailers with higher profit margins in the current highly competitive market conditions.

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

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The directors and executive officers of the Company are:

Name	Age	Present position

Brandon Wang	57	Director, Chairman of the Board and President

Johnny Tsui	62	Director, Vice President and Secretary

Patrick Tsang	57	Director and Vice President

Terence Leung	52	Director and Vice President

Peter Chang	56	Director and Vice President

Owen Price	76	Director

Anil Thadani	57	Director

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

OTHER KEY MANAGEMENT PERSONNEL

In addition to the above-named officers and directors, the following persons hold key management positions with the Company:

Edmund Schwartz, joined the Company in October 2001 as its Chief Financial Officer. Prior to joining the Company, Mr. Schwartz was with Lund International Holdings, Inc. a manufacturer of automotive accessory parts and served as its Chief Financial Officer from 1999 to 2001. Prior to Lund, Mr. Schwartz was with Electrolux Corporation, a manufacturer of floor care products from 1984 to 1999 and served as its Chief Financial Officer from 1990 to 1999. He holds a B.S. degree in Business Administration—Accounting from the University of Hartford, West Hartford, CT and an M.B.A. degree from the University of New Haven, New Haven, CT.

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

Steven Pankow has been the Executive Vice President of Sales & Marketing for the U.S. operations since 2001. Mr. Pankow served as Vice President of Sales & Marketing for the U.S. operations from 1987 until 2001. Prior to joining the Company, Mr. Pankow held a number of sales management positions with major companies including Johnson & Johnson, Inc. and Duracell, Inc. He has more than 28 years experience in the sales and marketing of consumer products. Mr. Pankow has a B.A. degree in business management from Northeastern Illinois University in Chicago.

B. Compensation

In 2002 the aggregate remuneration paid by the Company and its subsidiaries to all directors and senior managers of the Company listed in this 20-F report as a group (11 persons) for services in all capacities was approximately $6,565,000.

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

Neither the Company nor any of its subsidiaries provide post-retirement benefits for directors upon termination of employment.

During 2002, the Company’s Audit Committee consisted of Anil Thadani, and Owen Price. Mr. Thadani is qualified and has been designated as the committee’s financial expert. Mr. Thadani is considered independent as defined in Rule 10A-3b(1)(i) of the Securities Exchange Act of 1934. The principal functions of the Audit Committee are (i) to recommend the independent auditors to be employed by the Company; (ii) to consult with the independent auditors with regard to the plan of audit; (iii) to review, in consultation with the independent auditors, their audit report or proposed audit report; and (iv) to consult with the independent auditors with regard to the adequacy of the Company’s internal accounting controls. The Company’s Audit Committee met three times in 2002.

Pursuant to Section 406 of the Sarbanes-Oxley Act, the Company adopted a code of ethics during 2002. A copy of this code of ethics is attached as Exhibit 10.1 to this 20-F in the form of the “Company’s Business Code of Conduct Policy”. This policy covers all of the Company’s employees and in particular has been adopted for senior financial officers, including its principal financial officer and any persons performing similar functions.

During 2002, the Company did not appoint a compensation committee.

D. Employees

The Company has a total of approximately 1,592 full time employees at its manufacturing facilities as of December 31, 2002:

	2002	2001	2000
North America	543	700	383
Asia	1,005	906	760
Europe	44	60	54

Total	1,592	1,666	1,197

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

During March 2002, the Company filed an S-8 Registration Statement for 1,500,000 shares on March 21, 2002 establishing an Equity Participation Plan (the “Option Plan”). On March 19, 2003, the Company granted the executive directors and senior management 1,175,000 restricted shares and 195,000 options to purchase shares of the Company under this Option Plan.

In conjunction with the $15 million Term Loan, the Company committed to issue share purchase warrants to the lender. The warrants allowed the lender to purchase Ordinary Shares of the Company at a price of $0.01 per share. The number of warrants issued equaled 0.75% of the Company’s diluted Ordinary Shares outstanding for each month the principal balance of the loan was outstanding. Due to the repayment of the $15 million Term Loan after the six-month anniversary of the initial borrowing, the Company issued 4.5% of the Company’s diluted Ordinary Shares, equivalent to 314,510 shares. The fair value of the warrants of $1.4 million was treated as interest expense in 2001. The fair value of the warrants was estimated using the Black-Scholes Model. The assumptions used included: fair value of ordinary shares of $4.81 per share, volatility rate of 80%, a discount rate of 3.41% and an estimated life of one year.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

As of December 31, 2002, the total number of record holders was 36, of which 24, representing 36.57% of the Company’s Ordinary Shares, were in the United States.

The Company is not owned or controlled by another corporation or by any foreign government. The following table sets forth information regarding beneficial ownership of the Ordinary Shares of the Company by each person who on December 31, 2002 is known by the Company to own 5% or more of the Company’s outstanding Ordinary Shares and by all directors and officers as a group.

	Ordinary shares beneficially owned
Name of beneficial owner	Number		Percent
10% or more shareholders (Brandon Wang)	3,321,680	(1)	47.53%
Directors and officers as a Group (7 persons)	3,988,680	(1)	57.07%
Johnny Tsui	234,000		3.35%
Peter Chang	124,000		1.77%
Patrick Tsang	122,000		1.75%
Terence Leung	117,000		1.67%
Anil Thadani	70,000		1.00%
Owen Price	—		—

(1)	Includes 140,580 Ordinary Shares owned by Brandon Wang’s wife, Eileen Wang, as to which he disclaims beneficial ownership.

Brandon Wang and four other members of Management own more than 50% of the Company’s outstanding Ordinary Shares and, acting together, are able to control the election of the Board of Directors, and thus the direction and future operations of the Company, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional Ordinary Shares and other securities, in each case without the supporting vote of any other shareholder of the Company. In addition, Brandon Wang is a controlling shareholder of the Company and thus may be deemed to be a parent of the Company under the rules and regulations of the Securities Exchange Act of 1934.

The Company knows of no arrangements the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

The information required is contained in Note 14 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders, and is incorporated herein by reference.

The following table sets forth the aggregate amount of loans made by the Company to Brandon Wang, the founder, principal shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary since January 1, 1996:

	Loan balance at beginning of year	Loans extended	Loans repaid	Balance at end of year
	(dollars in thousands)
Year ended December 31, 2002	$10,744	$1,868	$4,061	$8,551
Year ended December 31, 2001	$11,612	$3,046	$3,914	$10,744
Year ended December 31, 2000	$2,811	$10,744	$1,943	$11,612

In 2002, 2001 and 2000 the Company advanced $1.9 million, $3.0 million and $10.7 million, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes (the “Notes”) bearing interest at a rate equal to 1.5% over LIBOR or such other rate that the Board of Directors and the borrower shall agree in writing.

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

Brandon Wang is required to provide as collateral shares of the Company held by him. The security agreement with Brandon Wang requires that the total amounts due from him should not exceed 80% of the fair market value of the pledged shares. The loan balance exceeded 80% of the fair value of the shares pledged as collateral as a result of a decline in the quoted market price of such shares subsequent to December 31, 2001 and 2002.

In 2002, the Board of Directors of the Company approved a plan whereby Brandon Wang has committed to make payments such that the outstanding balance decreases by $1.0 million each year beginning in 2002. The Board of Directors of the Company also has decided not to take any further action on this matter at this time, including any available to it as a result of the decrease in the fair value of the shares pledged as collateral.

At December 31, 2002 and 2001, the Company has classified the balances owed by Brandon Wang as a reduction from shareholders’ equity. During 2002, 2001 and 2000, Brandon Wang and a trust controlled by him repaid $4.1 million, $3.9 million and $1.9 million, respectively, to the Company. Interest of $230,000, $445,000 and $470,000 was charged on these advances in 2002, 2001 and 2000, respectively (see Note 14 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders). In March 2003, the Board of Directors authorized certain transactions which are described in Note 22 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders. As a result of these series of transactions, it is expected that the shareholder loan balance of $8.5 million as of December 31, 2002 will be substantially repaid by December 31, 2003.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements are set forth under Item 18.

DIVIDENDS AND DIVIDEND POLICY

It is the Company’s general policy to determine the actual annual amount of future dividends based upon the Company’s growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Ordinary Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period. The Company did not pay any dividends in 2002, 2001 and 2000.

The Company announced on March 21, 2003 the payment of a 70-cent dividend which related to the receipt of proceeds in connection with the sale of the Australian subsidiaries to shareholders of record on April 11, 2003. The dividend was paid on April 25, 2003.

LEGAL PROCEEDINGS

The Company and its subsidiaries are from time to time involved in routine legal matters incidental to their business.

In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by the plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, (collectively the “Plaintiffs”) in the United States District Court for the Middle District of Georgia. The complaint alleged that the Company, its United States subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the “Defendants”) have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the Plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the Plaintiffs; and theft by the Defendants of the Plaintiffs’ trade secrets concerning the waistband applicator. On March 20, 2002 the United States District Court for the Middle District of Georgia entered a $4.0 million judgment in favor of the Plaintiffs. On March 29, 2002 an amended final order and judgment was entered by the United States District Court for the Middle District of Georgia awarding the Plaintiffs $10.4 million in actual and increased damages for patent infringement and prejudgment interest on the patent claim. Subsequent to the entering of this final order and judgment, the Company began to negotiate a settlement with the Plaintiffs. On April 9, 2002, the Company entered into a Settlement Agreement with the Plaintiffs. The terms of this Settlement Agreement required the Company to make a lump sum payment of $4.2 million to the Plaintiffs no later than April 18, 2002 to settle all asserted claims in the original lawsuit. The $4.2 million lump sum payment was made to the Plaintiffs on April 17, 2002. On April 18, 2002, the Company along with the Plaintiffs filed a “Stipulated Final Order of Dismissal” dismissing with prejudice both the judgment dated March 20, 2002 and the amended final order and judgment dated March 29, 2002. Effective with the filing of the “Stipulated Final Order of Dismissal”, the lawsuit has been settled and the judgments of March 20th and March 29th have been vacated. The Company recorded the $4.2 million settlement as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations of the Annual Report to Shareholders for the year ended December 31, 2001.

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

B. Significant Changes

The information required is contained in Notes 3, 4, 5, 15, 20 and 22 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders, and is incorporated herein by reference.

Item 9. Stock Price History.

A. Listing Details

The Company’s Ordinary Shares are listed on the NASDAQ National Market System under the trading symbol DSGIF, and are not listed for trading in any foreign trading market.

ORDINARY SHARE PRICE:

	2002	2001	2000	1999	1998
High	$4.220	$7.906	$7.000	$10.625	$9.500
Low	1.110	3.450	4.000	2.750	2.813

	2003		2002		2001
Quarter	High	Low	High	Low	High	Low
First	$5.980	$3.390	$4.220	$3.190	$7.906	$4.063
Second	—	—	3.499	2.011	7.125	5.410
Third	—	—	2.860	1.110	6.100	4.350
Fourth	—	—	3.590	1.700	4.400	3.450

	May 2003	Apr 2003	Mar 2003	Feb 2003	Jan 2003	Dec 2002
High	$6.000	$4.600	$4.300	$4.230	$5.980	$3.590
Low	4.600	3.500	3.500	3.390	3.750	2.300

B. Plan of Distribution

Not applicable.

Item 10. Other Information.

A. Share Capital

The Company’s authorized share capital consists of 20,000,000 Ordinary Shares, $0.01 par value per share. At May 31, 2003, there were 7,764,116 Ordinary Shares of the Company outstanding, all of which were fully paid.

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

The Company did not pay any dividend in 2002.

The Company announced on March 21, 2003 the payment of a 70-cent dividend in relation to the sale of the Australian subsidiaries to shareholders of record on April 11, 2003. The dividend was paid on April 25, 2003.

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

13. New Issues of Ordinary Shares

Under the Company’s Articles of Association, the Board of Directors is authorized to exercise the power of the Company to offer, allot, grant options over or otherwise dispose of all of the remaining unissued Ordinary Shares of the Company, which comprise 13,010,884 Ordinary Shares as of December 31, 2002. The Board of Directors may, without further shareholder action, increase the number of authorized shares of the Company.

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

The Company issued 314,510 Ordinary Shares in 2001 (See Note 13 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders).

In March 2002, the Company registered under the Securities Exchange Act of 1933 1,500,000 Ordinary Shares under its Equity Participation Plan (the “Option Plan”).

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

Loan and Security Agreement between Associated Hygienic Products LLC as borrower and Foothill Capital Corporation as lender dated March 14, 2001 and as amended under which the lender agrees to make a term loan, a capital expenditure line and revolver advances to the borrower up to $27.5 million. See “Dependent Patents, Licenses and Contracts” in Item 4.B.6. and Notes 12 and 13 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

Short Term Financing Agreement between DSG International Limited as borrower and Breakers Investment Holding Limited as lender dated March 14, 2001 under which the lender agrees to make a term loan of $15.0 million to the borrower. DSG International Limited granted the lender 314,510 warrants priced at $0.01 per share.

Sale and Purchase Agreement between Associated Hygienic Products LLC as buyer and Drypers Corporation as seller dated February 20, 2001 under which and pursuant to the order the U.S. Bankruptcy Court based in Houston, Texas the buyer agrees to buy and the seller agrees to sell its North American assets. The gross value of assets acquired was $39.6 million, which was subsequently reduced by $3.7 million due to a working capital adjustment. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion 16, “Business Combinations”. This transaction closed on March 14, 2001.

Sale and Purchase Agreement between DSG International Limited and certain of its subsidiaries (the “Seller”) and Castle Harlan Australian Mezzanine Partners Pty. Limited (the “Purchaser”), the Purchaser agrees to purchase and the Seller agrees to sell its Australian subsidiaries. The gross value of the transaction was A$53 million (approximately $29.6 million). The transaction closed on December 6, 2002.

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

1. United States Federal Income Taxation

The following discussion only addresses the U.S. federal income taxation of a U.S. person (e.g., an individual who is a citizen or resident of the U.S., a U.S. corporation, an estate subject to U.S. tax on all of its income regardless of source, and a trust if a court within the U.S. may exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control substantial decisions of the trust.) (a “U.S. Investor”) owning Ordinary Shares. In addition, the following discussion does not address the tax consequences to a U.S. person who owns (or will own) directly, indirectly or constructively, 10% or more of the Ordinary Shares (a “10% Shareholder”). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to ownership of the Ordinary Shares.

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

Various provisions contained in the U.S. Internal Revenue Code (the “Code”) impose special taxes in certain circumstances on non-U.S. corporations and their shareholders. The following is a summary of certain provisions which could have an adverse impact on the Company and the U.S. Investors :

a. Personal Holding Companies

Sections 541 through 547 of the Code relate to the classification of certain corporations (including foreign corporations) as personal holding companies (“PHCs”) and the consequent taxation of such corporations on certain of their U.S.-sourced income (including certain types of foreign sourced income which are effectively connected with the conduct of a U.S. trade or business) to the extent amounts at least equal to such income are not distributed to their shareholders. A PHC is a corporation (i) more than 50% of the value of the stock of which is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence), and (ii) which, if a foreign corporation, receives 60% or more of such U.S.-related gross income, as specially adjusted, from certain passive sources (such as dividends, interest, royalties or rents). If the Company is classified as a PHC, a tax will be levied at the rate of 38.6% on the Company’s undistributed U.S. taxable income.

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

A distribution from a PFIC will generally be characterized as an excess distribution to the extent such distribution, when combined with all other distributions received by the U.S. Holder in such taxable year, exceeds 125% of the average distributions received by such shareholder in the three preceding taxable years (or its holding period if shorter). Once the amount of the excess distribution is determined, it is allocated ratably to all days in the shareholder’s holding period for the shares of the PFIC. Amounts allocated to the current year or a year prior to the date upon which the corporation was a PFIC are included in the shareholder’s income as ordinary income. Amounts allocated to prior years in which the corporation was a PFIC are subject to the highest rate of tax for the year to which allocated, and each of the resulting amounts of tax is subject to an interest charge as if it were an underpayment of taxes for such tax year.

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

d. Controlled Foreign Corporations

Sections 951 through 964 and section 1248 of the Code relate to controlled foreign corporations (“CFC”) and impute undistributed income to certain shareholders and convert into dividend income gains on dispositions of shares which would otherwise qualify for capital gains treatment. The CFC provisions only apply if 10% Shareholders (as defined above), own, in the aggregate, more than 50% (measured by voting power or value) of the shares of a foreign corporation. Even if the Company were to become classified as a CFC, however, the income imputation rules referred to above would only apply with respect to such 10% Shareholders.

e. United States Backup Withholding

A holder of an Ordinary Share may be subject to “backup withholding” at the rate of 30% with respect to dividends paid on such Ordinary Share if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of an Ordinary Share may be subject to backup withholding if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

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

F. Dividends and Paying Agents

Mellon Investor Services, LLC serves as the Company’s Dividend Disbursing Agent.

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

2. Exchange Rate Fluctuation

	2002			2001
	High	Low	Average	High	Low	Average
First quarter
Australian dollar	1.96	1.90	1.94	2.02	1.83	1.92
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.85	1.83	1.84	1.74	1.72	1.73
Thai Baht	44.07	43.35	43.75	42.79	42.44	42.55
Indonesian Rupiah	10,320.00	9,655.00	10,075.00	10,465.00	9,750.00	9,988.46
Pound Sterling	0.71	0.70	0.70	0.70	0.69	0.69
Euro	1.16	1.14	1.15	1.12	1.09	1.10
Hong Kong dollar	7.80	7.80	7.80	7.80	7.80	7.80
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28

Second quarter
Australian dollar	1.84	1.77	1.79	1.96	1.92	1.95
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.80	1.77	1.79	1.82	1.80	1.81
Thai Baht	43.24	41.53	42.40	45.48	45.09	45.26
Indonesian Rupiah	9,316.00	8,730.00	8,943.67	11,675.00	11,058.00	11,391.00
Pound Sterling	0.69	0.65	0.67	0.71	0.69	0.70
Euro	1.11	1.01	1.06	1.18	1.12	1.15
Hong Kong dollar	7.80	7.80	7.80	7.80	7.80	7.80
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28

Third quarter
Australian dollar	1.85	1.82	1.83	2.03	1.88	1.96
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.78	1.75	1.76	1.80	1.74	1.77
Thai Baht	43.38	42.23	42.62	45.62	44.07	44.68
Indonesian Rupiah	9,108.00	8,867.00	8,996.67	9,700.00	8,918.00	9,356.00
Pound Sterling	0.65	0.64	0.64	0.70	0.68	0.69
Euro	1.02	1.02	1.02	1.14	1.09	1.11
Hong Kong dollar	7.80	7.80	7.80	7.80	7.80	7.80
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28

Fourth quarter
Australian dollar	1.80	1.77	1.78	1.97	1.91	1.94
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.77	1.73	1.76	1.84	1.82	1.83
Thai Baht	43.50	43.21	43.34	44.57	43.98	44.18
Indonesian Rupiah	9,233.00	8,940.00	9,049.67	10,490.00	10,400.00	10,440.00

Pound Sterling	0.64	1.62	1.64	0.70	0.69	0.69
Euro	1.02	0.96	0.99	1.13	1.10	1.12
Hong Kong dollar	7.80	7.80	7.80	7.80	7.80	7.80
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28

3. Forward-Looking Statements

Certain written and oral statements made by the Company and its management may be considered “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this Annual Report on Form 20-F, public releases of information and other filings with the Securities and Exchange Commission. Generally, words such as “anticipate”, “estimate”, “will”, “project”, “expect”, “believe” and similar expressions identify forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience or our present expectations. Therefore, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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

B. Foreign Currency Risk

As of December 31, 2002, the Company had no open forward contracts or option contracts. The Company’s cash on hand as of December 31, 2002 was $31,505,000 of which $3,814,000 equivalent was held in various foreign currencies, such as Hong Kong dollar, Renminbi, Thai Baht, Malaysian Ringgit, Indonesian Rupiah, Singapore dollar and Pound Sterling. The U.S. dollar equivalents of the cash in foreign currencies may vary subject to exchange rate fluctuation.

C. Interest Rate Fluctuations

The Company’s interest expenses and income are sensitive to change in interest rates. The Company had short-term debts and long-term debts of $24,309,000 as of December 31, 2002, bearing various rates of interest, any fluctuation in the interest rate will have direct impact on the Company’s interest expenses.

The Company will be exposed to interest rate fluctuations on any borrowings under the various loan facilities and any change in interest rate could affect its results of operations and cash flows. The potential effect of a hypothetical 0.5% increase in interest rate for year 2002 outstanding indebtedness would be a reduction in net income of approximately $117,000.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

In 2002, the Company’s Wisconsin operation was not in compliance with the requirement to file its audited financial statements within 120 days to the finance company and the existing covenant violation was subsequently waived.

The Company also violated the covenant of the Senior Lender Loan requiring the submission of audited financial statements within 90 days of December 31, 2002. The Senior Lender issued a waiver with respect to this violation.

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

Item 19. Financial Statements and Schedules and Exhibits.

A. Financial Statements

The following financial statements are contained in the Annual Report to Shareholders at the pages referred to below, which pages are incorporated herein by reference:

Page
Management Report	27
Independent Auditors’ Report	28
Consolidated Statements of Operations and Comprehensive Income for the three years ended December 31, 2002	29-30
Consolidated Balance Sheets as of December 31, 2002 and 2001	31-32
Consolidated Statements of Cash Flows for the three years ended December 31, 2002	33-34
Consolidated Statements of Shareholders’ Equity for the three years ended December 31, 2002	35
Notes to Consolidated Financial Statements	36-63

B. Financial Statement Schedule

No financial statement schedules are provided because the information is not required or is contained in the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

C. Exhibit Index

Exhibit Number	Description

4.1	Land Sales Agreement No. 003/2002 dated October 31, 2002 between S I L Industrial Land Co. Ltd. and DSG International (Thailand) Co. Ltd.

4.2	Sales and Purchase Agreement dated December 6, 2002 between DSG International Limited and Castle Harlan Australian Mezzanine Partners Pty. Limited

4.3	Joint Venture Agreement dated February 10, 2003 between DSG International Limited, Mitsubishi Corporation and Japan Absorbent Technology Institute

4.4	Sixth Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated November 14, 2002

4.5	Third Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated September 10, 2001, (incorporated by reference included as Exhibit 3.5 with Form 20-F filed June 14, 2002)

4.6	Fourth Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated December 19, 2001, (incorporated by reference included as Exhibit 3.6 with Form 20-F filed June 14, 2002)

4.7	Fifth Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and

Foothill Capital Corporation dated April 17, 2002, (incorporated by reference included as Exhibit 3.8 with Form 20-F filed June 14, 2002)

4.8	Contract dated April 9, 2002 between Shanghai Waigaoqiao Free Trade Zone 3UDC as Transferor and DSG International Limited as Transferee, (incorporated by reference included as Exhibit 3.7 with Form 20-F filed June 14, 2002)

4.9	Equity Participation Plan, (incorporated by reference filed on Form S-8 Registration Statement on March 21, 2002)

4.10	Settlement Agreement dated April 9, 2002 between John M. Tharpe, Robert M. Herrin and R & L Engineering, Inc. and DSG International Limited, (incorporated by reference included as Exhibit 5.1 with Form 20-F filed June 14, 2002)

10.1	The Company’s Business Code of Conduct Policy No. I-DSGILAF-001-123102

10.2	Press Release issued on Form 6-K, (incorporated by reference filed on March 24, 2003-No.000-19804; Film No. 03613241)

11	Computation of Net Income Per Ordinary Share

13	2002 Annual Report to Shareholders

23	Independent Auditors’ Consent

99.1	Certification by the Company’s Chief Financial Officer as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification by the Company’s Chief Executive Officer as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification by the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification by the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on June 16, 2003.

DSG INTERNATIONAL LIMITED

By	/s/ EDMUND J. SCHWARTZ
Edmund J Schwartz
Chief Financial Officer