Form 20-F
period 2003-12-31
DSG INTERNATIONAL LTD
filed 2004-06-25
CIK 883230

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 33-45136

DSG INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

__________________________________________

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

Ordinary Shares, par value

$0.01 per share (“Ordinary Shares”)

(Title of Class)

__________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares	7,258,316

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

The Company has seen a significant price increase, in the range of 5% to 7%, among the major raw materials in 2003. It is anticipated that these raw material costs will continue to increase in 2004, particularly the wood pulp, super absorbent polymer and polypropylene, at the same pace as 2003. The operating results in all of our segments were affected adversely by this factor. Most raw materials used by the Company are commodities which are subject to price volatility caused by many unpredictable factors. In addition to maintaining multiple sourcing, the Company has entered into various short-term supplying contracts to effectively manage the volatility on inventory supply and the pricing. While the Company continues to implement programs to drive the cost out, it is difficult to predict that these measures are adequate to offset the raw material increases in the future.

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

3.	Competition

The market position of the Company’s main competitors, The Procter & Gamble Company (“P&G”) and Kimberly-Clark Corporation (“KC”), relative to the Company varies from one geographic area to another; but due to their substantial financial, technical, marketing, manufacturing, logistics and personnel resources, both of these major manufacturers have the ability to exert significant influence in price and volumes, and gain substantial market share in any of their marketing areas. They have heavily promoted diapers in the multi-pack configuration. These packages offer a lower unit price than previously available to the retailer and consumer. It is possible that as a consequence of this strategy, in those geographic markets in which the main competitors have adopted it, the Company may realize lower selling prices and/or lower sales volume. As a result, the intense competition in the markets may result in pricing pressure, lower sales and reduced margins. The Company’s business and operating results could be materially and adversely affect by these continuing competitive pressures and the Company may be unable to compete successfully with these main competitors in the future.

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

On September 12, 2003, the Company entered into another agreement with P&G to resolve any possible dispute between the parties related to a patent. This agreement grants a royalty bearing non-exclusive rights to use certain features for certain products produced by the Company’s North American region. The royalty fee is calculated based on a percentage of the products sold and recorded as selling, general and administrative expenses in 2003.

The Company believes that the royalty being charged by P&G under its respective license agreements is approximately the same royalty that will be paid by its major competitors for similar patent rights.

5.	Increased Financial Leverage

The Company’s short and long-term debts were $36.0 million as of December 31, 2003, an increase of $11.7 million from $24.3 million last year. The debts are bearing various interest rates as of December 31, 2003 ranging from 2.1875% to 7.25%. The Company still has significant principal and interest obligations resulting from the acquisition of the North American assets of Drypers Corporation. The existing level of the Company’s financial leverage could adversely affect the Company’s ability to obtain additional financing for working capital, acquisitions or other purposes and could make the Company more vulnerable to economic crisis in the different geographical markets and to competitive pressures from its main competitors.

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

7.	Worldwide Political, Economic, Legal and Other Uncertainties

The Company is incorporated in the British Virgin Islands and has operating subsidiaries incorporated in Hong Kong, the United States, The United Kingdom, the Peoples’ Republic of China (“PRC”), Thailand, Indonesia and Malaysia. The Company manufactures and distributes baby diapers, training pants and adult incontinence products in North America, Europe, Greater China and South East Asia regions. The global operations may render the Company subject to political, economic risks and legal uncertainties, including the changes in economic and political conditions and government policies; wars, civil unrest, acts of terrorism and other conflicts; changes in tariffs, trade restriction, trade agreements and taxation and limitation of repatriation of funds due to foreign exchange controls. The occurrence or consequences of any of the aforesaid factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

Item 4.	Information on the Company.

A.	History and Development of the Company

DSG International Limited, established in Hong Kong in 1973, is one of the world’s leading companies specializing in manufacturing disposable baby diapers, training pants and adult incontinence products, with over thirty years of experience in this industry. The Company now operates nine manufacturing facilities in North America, Asia and Europe with extensive distribution activities around the world.

In the 10-year span, from 1984 to 1994, the Company had expanded its operations into the United States of America, United Kingdom, Australia, Singapore, Switzerland, Canada, Thailand, and China. In addition, the Company successfully completed the initial public offering in the U.S. of its Ordinary Share listed under the NASDAQ National Market System in 1992.

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

On November 11, 2002, the Company entered into a definitive agreement to sell its Australian subsidiaries and the sale was completed on December 6, 2002.

In October 2002, the Company purchased land in an industrial zone in Saraburi, Thailand of approximately 240,000 square feet in order to expand the production capacity in Thailand. In December 2002, the Company set up a wholly owned subsidiary in Shanghai, PRC to manufacture disposable baby diapers products.

In April 2003, the Company entered into a joint venture agreement with two Japanese partners to establish a manufacturing facility in Shanghai, PRC to manufacture certain raw material for disposable diapers products. The Company owns a 75% interest in the joint venture company. In September 2003, the Company closed a dormant subsidiary in Canada.

In June 2004, the Company announced the reopening of the Duluth, Georgia facility as a distribution center to reinforce logistic capabilities by having a Southeastern U.S. location. At the same time the Company announced the planned August 2004 closure of the Oconto Falls, Wisconsin adult incontinence facility. This decision is a key part of the Company’s strategic plans for 2004 to de-emphasize the Institutional Market sector of the U.S. adult incontinence business. The Company will continue to focus on and build its successful business in the Retail Market sector. The manufacturing of the adult incontinence products will be consolidated into the Marion, Ohio plant where the Company can benefit from the economy of scale and combined shipments of both baby and adult products to the same retail customers.

DSG International Limited is incorporated in the British Virgin Islands under the International Business Companies Act of 1984 and has its principal executive office at 17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, Hong Kong. Its telephone number is (852) 2484-4820.

CAPITAL EXPENDITURES

Principal capital expenditures of the continuing operations over the last three years include the following:

	2003	2002	2001
Purchase of land in Thailand	$289,000	$—	$—
Purchase of land use right in Shanghai, PRC	1,676,000	1,433,000	—
Purchase of London residence property	12,297,000	—	—
Construction of manufacturing equipment for the joint venture investment in Shanghai, PRC	3,754,000	—	—
Building construction in Thailand	523,000	—	—
Additions and modifications to machinery and equipment in the Company’s various operations	5,787,000	4,136,000	1,596,000

Total	$24,326,000	$5,569,000	$1,596,000

The Company’s plan for major capital expenditure in 2004 included $2.7 million and $2.5 million for the construction of the Thailand and Shanghai joint venture manufacturing facilities, respectively, and $9.0 million for the construction of manufacturing equipment for the Shanghai, PRC joint venture investment. The financing for these expenditures will be partially funded by banking facilities and partially funded by internally generated cash from operations.

The Company’s plans for capital expenditures are subject to changes from time to time and could result from, among other things, the consummation of any significant amount of additional acquisition or investment opportunities, which the Company is constantly exploring.

B.	Business Overview

1.	General

The Company manufactures and markets disposable baby diapers, training pants and adult incontinence products primarily under its own brand names, which include “DRYPERS®”, “FITTI®”, “PET PET®”, “COSIFITS®”, “BABY LOVE®”, “BABYJOY®”, “DISPO 123™”, “HANDY™”, “CERTAINTY®” and “MERIT®”. The “DRYPERS®” brand was acquired in March 2001. The Company also manufactures and markets disposable baby diapers, adult incontinence and training pants products under private labels. The Company’s products are sold internationally, with its nine manufacturing facilities being in Hong Kong, the United States, the United Kingdom, the People’s Republic of China (“PRC”), Thailand, Indonesia and Malaysia.

The Company manufactures and distributes private label and branded disposable baby diapers, adult incontinence products, training pants and youth pants for the North American markets with its operations in Marion, Ohio and Vancouver, Washington. With a good regional presence, the Company’s “FITTI®” brand is a strong selling brand of disposable baby diapers and training pants in key markets. The Company’s “DRYPERS®” brand is another regional brand of disposable baby diapers and training pants products in the North American market. The Company’s sales in adult incontinence products, training pants and youth pants have grown in their significance in the Company’s North American market.

In the PRC, the Company estimates that the consumer market penetration rate of disposable baby diapers is around 4% and the market size is growing at a rate of 15% per annum. The Company’s leading brands, “FITTI®” and “PET PET®”, are well established in most of the major cities including Shenzhen, Guangzhou, Shanghai and Beijing; and the Company’s economy brands, “FITTI® Basic” and “BABY LOVE®”, expanded rapidly in the eastern, northeastern, western and central part of the PRC. By using the premium “FITTI®” and economy “FITTI® Basic” brands, the Company delivers a clear brand icon to the consumers in the PRC and strengthens the baby disposable diapers market penetration nationwide in the PRC. The Company estimates that it holds the third position in overall market share among its competitors in the PRC. In the Guangdong province, the major southern province of the PRC, the Company has a well-established sales and distribution network that extends throughout the province and cities and the Company believes that it is the market leader in the province, with around 35% market share. In the northern part of the PRC, the Company’s sales operation has built up direct sales distribution channels in the Beijing and Tianjin markets and expanded its wholesale network into other northern and northeastern provinces such as Shandong, Shanxi, Hebei, Shaanxi, Jilin and Liaoning as well as various cities. In the eastern part of the PRC such as Fujian, Zhejiang, Jiangsu provinces, the Company established a strong sales and distribution network by working with a number of reputable territorial wholesalers. Management of the Company is optimistic about the growth opportunity in these provinces and cities. In Shanghai Municipal, the Company developed its direct sales and distribution network with major foreign investor-owned hypermarkets and state-owned supermarket chains. The Company’s sales office in Shanghai also functions as a nationwide sales and marketing centre to focus and keep pace with the market development in the PRC. In addition, the Company has two sales offices in Wuhan and Chengdu to reinforce the distribution efforts in the Central and Western part of the PRC. Overall, the Company has expanded its sales and distribution networks in 28 provinces, 3 municipals and over 200 cities in the PRC through its direct sales and distribution team and engagement of either distributors or wholesalers. The Company continues its effort in exploring the potential of other PRC markets. In 2003, the Hong Kong disposable diaper market declined due to the outbreak of Severe Acute Respiratory Syndrome (“SARS”), low birth rate and a weak economy; however, the Company maintained its second place position in the Hong Kong market with an estimated market share of 25%.

The SARS also affected the South East Asian regions in 2003; the total sales in 2003 were maintained at levels consistent with 2002. Although the market condition in Thailand is difficult due to intense price competition, the Company’s “BABY LOVE®” and “FITTI® Basic” brands gained additional market share with volume growth by 4% in 2003 over 2002. In other markets such as Malaysia, Indonesia and Singapore, the Company faced severe price competition in both premium and economy products segment coupled with a television advertising program from its competitors. The Company expects these difficult conditions to continue. In 2003 it initiated a series of marketing programs including product development, expansion in distribution channels, in-store promotional support and advertising campaigns. All these activities were implemented simultaneously in Thailand, Malaysia, Indonesia and Singapore and will be carried forward to 2004. The Company is optimistic on the sales growth of disposable baby diapers in the coming years.

The Company manufactures and distributes adult incontinence products through its operation in Thailand to all other markets in Asia under its “DISPO 123™”, “HANDY™” and “CERTAINTY®” brands. The Company has achieved a 70% market share and is the market leader in the adult incontinence market in Thailand. In other Asian markets, the sales of adult incontinence products have increased steadily over the years and the Company’s brands are well established both in the retail and institutional sectors. Some new brands have been introduced in different South East Asian countries but the Company remains optimistic about the market growth potential of the adult incontinence market in the Asian Pacific region.

During 2003, the Company’s operation in the United Kingdom continues to market its branded products to wholesalers and grocery retail accounts. The Company also manufactures private label disposable diapers on a selective basis.

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

The Company’s principal raw materials are fluff wood pulp and super absorbent polymer. Other raw materials include polyethylene back-sheets, cloth-like breathable back-sheets, polypropylene non-woven liners, adhesive tapes, mechanical closure tapes, hot melt adhesive, elastic, aloe vera and tissue. Fluff wood pulp costs and other raw material costs had edged up in 2003 on the average of 5% to 7%. It is anticipated that these raw material costs will continue to increase in 2004, particularly the wood pulp, super absorbent polymer and polypropylene non-woven. The Company estimates that the magnitude of this raw material increase will be about the same as 2003. Raw material costs typically account for about three-quarters of cost of goods sold.

Disposable diapers are designed and marketed with two basic objectives in mind: (1) to afford parents of infants up to two and one-half years of age the convenience of diapers which are disposed of after one use and (2) to reduce the risk of chapping (“diaper rash”) which often occurs when moisture from a soiled diaper remains in contact with the baby’s skin. The basic concept of most disposable diapers on the market is the same: to allow moisture to pass through a soft inner layer which is in contact with the baby’s skin into a highly absorbent inner core, from which the moisture is prevented from escaping by an outer moisture-proof back-sheet. There are significant differences in quality among the various disposable diapers currently on the market. The most important quality features of disposable diapers are their ability to absorb and retain fluids, to prevent leakage through leg and waist openings by the use of elasticized bands, and to be easily fitted and held in place by adhesive tapes which secure the diaper firmly without causing discomfort to the baby. Other features, such as innovative fastenings, attractive designs, extra-dry sub-layer, gender specific absorbent cores, stand-up leg gathers, cloth-like breathable back-sheets, mechanical closure tapes, elastic waistband, aloe vera and packaging help to differentiate products from one another.

Adult incontinence products are designed for the convenience of males and females having various degrees of incontinence. The basic concept of most adult incontinence products is to prevent leakage of liquid and solid by absorbing the moisture into a highly absorbent inner core and retaining the soiled contents within an outer moisture proof back-sheet. Similar to disposable diapers, the most important quality features of adult incontinence products are their ability to absorb and retain fluids, to prevent leakage through leg and waist openings by the use of elasticized bands, and to be easily fitted and held in place by adhesive tapes which secure firmly without causing discomfort to the user. The absorption media for adult incontinence products are fluff wood pulp and super absorbent polymer. Other features, such as wetness indicator, stand-up leg gathers, elastic waistband, frontal tape closure system and packaging help to differentiate products from one another.

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

2.	Geographic Segment and Product Category Information

The following table sets forth the percentage of the Company’s net sales of continuing operations by geographic market and product category activity:

	2003	2002	2001
Net sales
North America	69.8%	70.9%	69.7%
Asia	28.5	27.3	27.6
Europe	1.7	1.8	2.7

	100.0%	100.0%	100.0%

Product sales by category
Disposable baby diapers	77.5%	79.3%	78.7%
Adult incontinence products	16.4	14.5	13.3
Training pants, youth pants and sanitary napkins	6.1	6.2	8.0

	100.0%	100.0%	100.0%

3.	Seasonality

There is no significant seasonality impact on the Company’s business in most countries.

4.	Raw Materials

The raw material components used in the manufacturing process are fluff wood pulp, super absorbent polymer, polyethylene back-sheet, cloth-like breathable back-sheet, polypropylene non-woven liner, adhesive closure tape, mechanical closure tapes, hotmelt adhesive, elastic, aloe vera and tissue.

The main raw material is fluff wood pulp, which is purchased from several suppliers in the United States and Scandinavia. The source from which the fluff wood pulp is shipped to the Company’s manufacturing facilities is dependent on price, quality and availability. Other raw materials are purchased from various sources, also depending on price, quality and availability. Fluff wood pulp costs and other raw material costs had edged up in 2003. It is anticipated that these raw material costs will continue to increase in 2004. The Company maintains good and long-term relationships with its raw materials suppliers. The Company’s chief purchasing officer oversees the purchasing and sourcing policies of each of the Company’s manufacturing facilities and is responsible for new material developments and keeping track of all world-wide producers of raw materials. This person also negotiates and determines the purchase of the Company’s major raw materials with the Company’s key raw material suppliers.

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

The Company manufactures and distributes disposable baby diapers, disposable training and youth pants and adult incontinence products throughout North America under the brand names of “DRYPERS®”, “COMFEES®” and “FITTI®”, as well as a growing number of different private label brands. In March 2001, the Company acquired the “DRYPERS®” brand and continues to maintain regional distribution on same. The “DRYPERS®” brand is a full-featured premium product including all of the features of the leading national brands to deliver premium product performance to the quality conscious consumers. The “FITTI®” brand is a full-featured value product, recognized for its unique wetness indicator, a cute print that fades away when the diaper becomes wet. The “FITTI®” brand name is also used with the Company’s disposable training pants and the DRI-NITE JUNIOR disposable youth pants. The Company’s pant products feature tear-away side panels, soft cloth-like covers and comfortable waist and hip elastic and the unique “back tag” feature. The “FITTI®” training pants were the first North American product in this segment to offer the Company’s unique wetness indicators.

The Company continues to expand its private label diaper business throughout North America with such customers as Wal-Mart, Walgreens Drugs, Eckerd Drug, Kroger, Giant Eagle, A&P, Topco, Meijer, Aldi, Amway/Quixtar, Federated Foods, DeMoulas and Medline Industries. The Company is one of very few full line manufacturers capable of producing and marketing a full range of disposable baby diapers as well as training pants and youth pants. This advantage should enhance the Company’s sales and private label partnership opportunities moving into the future. Sales grew steadily with expanded private label sales and distribution through Wal-Mart Stores in 2003.

The Company’s primary focus on adult incontinence products is the development of profitable private label partnerships with selected retailers and institutional distributors such as Walgreens Drug and Medline Industries. The Company’s focus is on the adult brief products, offering a wide range of product and feature alternatives. The Company was the first to bring disposable adult pants to the North American market and the Company will continue to explore innovative product opportunities that will make a positive difference in this category and bring better solutions to the incontinence user.

ii.	Sales and Marketing

Disposable baby diapers account for more than 90% of the baby diaper changes in North America. The market can be divided into several segments: brands that are advertised and sold nationally (Premium Brands); brands that are not widely advertised and are sold regionally (Value Brands); and baby diapers that are sold under private label brands (Corporate Brands). The nationally advertised brands account for around 80% of all sales. The Company maintains a good distribution base on its “DRYPERS®” and “FITTI®” brands. The Company’s “DRYPERS®” and “FITTI®” brand training pants have enjoyed excellent consumer acceptance. The new “DRYPERS®” training pant is the first one in the value segment to offer stretchy side panels similar to the leading national brand. The Company was also first to offer wetness indicators on their training pants. The Company’s DRI-NITE JUNIOR youth pant brand is gaining market share in the fast growing youth pant segment. This segment now accounts for more than 3% of total category sales.

The Company services the North American market from three manufacturing facilities. These facilities are located in Oconto Falls, Wisconsin, Marion, Ohio and Vancouver, Washington. The Oconto Falls adult incontinence manufacturing plant is to be closed in 2004. The Company commissions a national network of independent brokers and non-food sales representatives to sell directly to retailers and distributors/wholesalers. These brokers and sales representatives, managed by the Company’s direct sales management team, serve as the Company’s agents within defined territories to monitor sales, implement trade promotions and handle the required merchandising activities and responsibilities. The Company’s direct sales management team is responsible for the Company’s marketing and headquarter sales functions. The Company remains committed to its marketing philosophy of direct servicing of its customers and accounts by the sales management personnel. This allows the Company to provide a high degree of category expertise and education to the trade and to be able to promptly respond to trade and market needs. In addition, the strategic locations of its North American manufacturing facilities has enabled the Company to achieve average shipping transit time of one to two days for most North American destinations and an excellent focus on supply chain management.

Private Label. This segment of the Company’s business is the major volume area and area of potential growth. The Company continues to strengthen its existing private label partnerships with major retailers such as Wal-Mart, Kroger, Eckerd Drug, Walgreens, A&P, Giant Eagle, Amway/Quixtar, Aldi, Federated, Topco, and by adding new products in both areas of disposable baby diapers and training pants. The Company will continue to target other major retailers to establish new profitable private label partnerships in all of its product categories. The Company has positioned itself very well with an advanced line-up of premium products that are better suited to meet the needs of the North American retailers than most of its competitors. The Company recognizes that the private label segment remains somewhat more insulated than that of the typical “value” brands from the aggressive price/promotional strategies of the advertised brands, due to the protective/defensive posture that major retailers tend to take when it comes to protecting their corporate brand franchise. The Company is one of a limited number of manufacturers capable of supplying a full range of quality disposable baby diapers, training pants, and youth pants and has a proven track record for delivering quality products, category expertise and customer service.

Branded Products. Due to the intense price and promotional pressure by the advertised brands, combined with a declining birth rate in the U.S. market, the “value brand” segment continues to shrink. By the end of 2003, the combined share of the Company’s “DRYPERS®” and “FITTI®” brands was roughly 1.5% of the total units of disposable baby diapers and training pants sold in grocery outlets throughout North America. The Company continues to pursue a hybrid marketing program on the “DRYPERS®” brand. This hybrid is a combination of “every day low price” (“EDLP”) and targeted consumer and trade marketing, designed to increase sales while enhancing their marketing return on investment. The grocery sector represents around 45% of the over $4 billion United States retail market. In certain markets, such as New York/New Jersey, the nation’s largest retail market, the Company believes that the “FITTI®” brand share is much greater than conventional market share tracking companies would indicate. This is because a much higher percentage of “FITTI®” diapers and training pants are sold through urban wholesalers and inner city retailers that typical market research does not track. The Company concentrates its efforts and marketing activities in providing wholesalers and retailers with above average category profits through the use of packaging with greater shelf impact, consumer preferred pre-priced packaging, creative promotional support, creative consumer marketing vehicles, efficient distribution, electronic data interchange and a high level of customer service. The Company has maintained its strategy of providing the best EDLP on its “FITTI®” brand, offering the consumer “the best product for the price” all the time. The Company provides consumers with quality products at affordable price, unique product features and consistent value. The Company has worked to maintain its branded business with a concentrated effort against a primary diaper selling class of trade: grocery with key retail partners such as Shoprite, Pathmark, and Super Valu. Some distribution and sales gains have been made in other non-grocery outlets such as Freds Dollar Stores and the U.S. military. The Company continues to benefit from new product ideas and unique retailer profit opportunities to the disposable baby products segment.

The Company recognizes that private brands represent more than 30% of the category sales in adult incontinence with steady growth at retail and it is this sector of adult incontinence where the greatest retail sales opportunity exists. The Company will continue to target this private brand segment with a range of superior products in terms of product features and performance. The Company’s strategy is to provide products to the marketplace that are superior to other available products and that are also more affordable than the advertised brands. The drug store trade still represents the majority of adult incontinence retail sales with approximately 50% share of the over $600 million category. Growth potential for the entire category remains high as the population continues to age, people who are incontinent become more open to treatment solutions and better products are developed.

Institutional Volume and Activity. The institutional providers supply adult incontinence products to medical care facilities, nursing homes, extended care facilities and home health care outlets. It is worth noting that the institutional market still represents approximately 60% of the total adult incontinence volume in North America or more than $800 million in sales. The adult category represents an area of significant sales and distribution growth for the Company, and significant gains have been captured. Since its launch in 1996, the adult category volume now represents more than 10% of the

Company’s total sales. The Company enjoys an excellent working relationship with Medline Industries, Inc., one of North America’s premier institutional suppliers of medical related products

b.	Asia

i.	Products

The Company manufactures disposable baby diapers primarily under its own brands in Asia. The Company’s leading brands are “FITTI®” and “PET PET®”, and economy brands are “FITTI® Basic”, BABY LOVE®”, “COSIFITS®”, and “BABY JOY®”. The Company also manufactures private labels on a selective basis. Both “FITTI®” and “PET PET®” enjoy substantial market share, are well supported by advertising and promotional activities, and are priced strategically lower than the major U.S. national and the Japanese brands sold in Asia. The Company’s economy brands are basic products targeted to compete strictly on price and value with local brands.

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

The Company continues to command one of the leading market positions in the mature markets in both Hong Kong and Singapore. The Company enjoys first-mover advantages and localization of manufacturing and distribution base in most of the markets in the Asian region and has established invaluable brand image and strong positions for the Company’s products. The Company continues to focus on expansion of sales in the PRC, Thailand, Malaysia and Indonesia by capitalizing on the increasing usage of disposable baby diapers that are well supported by strategic pricing and effectively designed advertising and promotional activities. The Company also sells its products in Brunei and, to a lesser extent, India, Vietnam, Philippines and Pakistan.

The volume of disposable baby diaper usage varies significantly in different markets, depending to a large extent on the level of per capita disposable incomes. The disposable baby diaper usage is relatively high in Hong Kong and Singapore. Although these two mature markets contracted due to economic downturn and outbreak of SARS, the Company has been able to pursue strategies to maintain its market share in these markets. Disposable baby diaper usage is relatively low in other Asian developing countries, but the Company believes that the usage will increase as income levels in these countries continue to increase.

In Asia, the Company identified the PRC, Thailand, Malaysia and Indonesia as the key markets that will expand rapidly in the next decade. The Company’s strategy is to offer a premium branded product targeted to compete with major U.S. and Japanese brands and to offer economy brands to compete in the fastest growing segment of the markets. The

Company also ensures flexibility in product features, packaging and marketing functions to satisfy the ever-changing needs and trends of the different markets in Asia.

In Hong Kong, the Company has its own direct sales force. Its products are sold in all major pharmacy outlets and department stores which account for 65% of all disposable baby diaper sales, while the remaining 35% are sold in major retail supermarket and hypermarket chains such as Park ‘N Shop, Wellcome and China Resources Company. The disposable baby diaper market in Hong Kong has contracted due to low birth rates, and a weak economy. Around 90% of the Company’s disposable baby diapers sales in Hong Kong are sales of “FITTI®” and “PET PET®” brands of products which collectively have approximately 25% share of the market. The “FITTI®” and “PET PET®” brands are supported by advertising and promotion programs, which not only impact sales in the local market but also in the Pearl River Delta area of Guangdong province in the PRC.

In the PRC the Company’s leading brands are distributed in hypermarkets, supermarket chains, department stores and independent retail stores in most of the provinces, such as Guangdong, Fujian, Zhejiang, Jiangsu, Shandong, Shanxi, Hebei, Shaanxi, Liaoning, Jilin and major municipals and cities, such as Guangzhou, Shenzhen, Shanghai, Shantou, Zhongshan, Tianjin and Beijing. To cope with the rapid development of foreign invested hypermarkets and state-owned supermarket chains in the PRC, the Company has good relationships with the major players like Carrefour, Wal-mart, Metro, Trust-Mart and Makro, as well as Hualian, Century Lianhua, and others. The Company’s products are listed and sold in these hypermarkets and supermarket chains. The Company’s sales operation in Beijing directly services the Beijing and Tianjin markets and expands sales and distribution to northern and northeastern markets such as Shandong, Shanxi and Liaoning provinces and other cities. The Company’s sales and marketing office in Shanghai not only directly services the Shanghai market and serves as a logistic center for the markets in the eastern part of the PRC, but also oversees the nationwide market in the PRC. The Company also has two sales offices in Wuhan and Chengdu focuses on the expansion of its distribution network to the provinces and cities in the Central and Western part of the PRC, such as Wuhan, Chengdu, Sichuan, Chongqing, Yunan, Hunan and Hubei. The Company has expanded its distribution network to 28 provinces, 3 municipals and over 200 cities in the PRC. The Company’s sales expansion in the PRC is well supported by its strategic products and pricing together with customized advertising and promotion programs. The Company estimates that the current usage of disposable baby diapers in the PRC is around 4% and will grow in accordance with the anticipated rapid economic growth of the country.

In Malaysia, the Company’s “FITTI®” and “PET PET®” brands are one of the leading brands in the market, coupled with the benefits of a domestic manufacturing facility in Selangor, Malaysia, the Company is able to compete with U.S. and Japanese major brands. The Company’s economy brands, “FITTI® Basic” expanded rapidly and have gained a significant share in the economy segment of the market by 6%. The Company’s products are distributed nationwide by its own sales forces directly to the major chain stores such as Tesco, Makro, Jusco, Giant and Carrefour, as well as to the other secondary chain stores, independent supermarkets and to lower-end retail outlets.

In Thailand, although the usage of disposable baby diapers is relatively low, the disposable baby diaper market has been growing rapidly in the recent few years. The Company’s major brands in the market are “FITTI®”, “PET PET®”, “BABY LOVE®” and “FITTI® Basic”. The Company’s sales have been increasing with the growth of the market and from the expansion of the Company’s distribution networks throughout the country. Over 60% of the Company’s sales in Thailand were in the Bangkok metropolitan area, with the rest of the sales coming from the suburban provinces. The Company’s products are distributed to supermarkets and department stores by its own nationwide sales force. The Company has been able to capitalize on the market growth and sustained a market share of about 22% in 2003. The Company also manufactures private label products for a supermarket chain. The Company’s adult incontinence products are distributed to hospitals, supermarkets and department stores. AC Neilsen reported the market share of the Company’s adult incontinence products was approximately 65% in 2003. The Company is also expanding its sales of adult incontinence products in other Asian markets.

The Company’s brands “FITTI®” and “PET PET®” are the leading brands in the Indonesian market. With the joint venture manufacturing facility near Jakarta, the Company is able to reduce its product costs as a result of an import duty exemption on raw materials and minimize the adverse effect of currency fluctuation. The Company’s products are sold in all major hypermarkets and supermarket chains and its major competitors in the market are imported U.S. and Japanese major brands and a local brand.

In Singapore, the disposable baby diaper market is mature but relatively small. The Company sells and distributes its products, of which 89% were branded products and 11% were private label products, by its own sales force in major retail chains, department stores and hypermarkets.

The Company presently does not plan to export its products to Japan, Taiwan and Korea because current non-tariff barriers and complex distribution arrangements make entry into these markets too expensive for imported products.

In countries that have high rates of import duties on products and high risk of currency fluctuation, the Company believes that it is more efficient and economical to service their markets through domestic manufacturing facilities. The Company presently has manufacturing facilities in Hong Kong, Zhongshan, PRC, Thailand, Indonesia and Malaysia.

c.	Europe

i.	Products

The Company manufactures and markets branded and private label disposable baby diapers in the United Kingdom. The Company’s brands currently in production are “FITTI®”, “COSIFITS®” and “CARES®”. “FITTI®” is a value brand baby diaper with full features such as leg gathers, wetness indicator, cloth-like back-sheet, extra-dry sub-layer and mechanical fasteners. “COSIFITS®” and “CARES®” are economy brands featuring frontal tape and an extra-dry sub-layer.

ii.	Sales and Marketing

The U.K. retail disposable baby diaper market in 2003 was approximately $730 million. The Company estimates approximately 90% of the market was branded products from P&G and KC and the remainder is comprised of various private label brands of retailers supplied by European diaper manufacturers.

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

The Company has licenses to use certain patented technology relating to certain features of the disposable diapers it manufactures. In 1997, P&G claimed that certain of the Company’s diaper products infringe P&G’s patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G reached settlement of this claim for the United States market in 1998. On May 21, 2001, the Company entered into an agreement with P&G to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company’s products in the Asian Pacific and Australian regions after December 31, 2000 ($216,000, $546,000 and $531,000 for the year ended December 31, 2003, 2002 and 2001, respectively). The agreement encompasses fixed payments totaling $300,000 relating to the period prior to January 1, 2001 and payment of royalties based on a percentage of sales of certain products in the Asian Pacific region beginning January 1, 2001.

On September 12, 2003, the Company entered into another agreement with P&G to resolve any possible dispute between the parties related to the patent. This agreement grants a royalty bearing, non-exclusive right for certain products produced by the Company’s North American region.

b.	Contracts

The Company is a contract manufacturer for certain customers to supply private label products for baby disposable diapers and adult incontinence products.

The Company entered into financial contracts with certain Banks and Financial Institutions for various financing facilities of revolving working capital lines, equipment leasing and term loans.

In March 2001, one of the Company’s U.S. subsidiaries (the “Subsidiary”) entered into an amended financing agreement with its existing financial institution (the “Senior Lender”) under which the Subsidiary received a term loan of $11 million (the “Term Loan”), a capital expenditure line of up to $5 million, and a revolving credit facility (based on the lesser of a percentage of eligible accounts receivable and inventory or $15 million). Such financing was entered into in connection with the Subsidiary’s purchase of certain assets of the North American operations of Drypers Corporation. The full amount of the $11 million Term Loan was borrowed, with interest payable at the LIBOR for one portion of the loan and prime plus 2.75% per year for the other portion. These loans are divided into three separate terms loan and repayable in monthly installments of principal in the amount of $183,300 plus interest and are collateralized by the Subsidiary’s assets. In addition, the Subsidiary had outstanding borrowings of approximately $6.6 million and $5.8 million of the $15.0 million revolving credit facility as of December 31, 2003 and 2002, respectively. These amounts were recorded as a component of short-term borrowings in the Company’s Consolidated Balance Sheets. The Company had approximately $8.4 million and $9.2 million available for additional borrowings under the revolving credit facility at December 31, 2003 and 2002 respectively.

Among other things, the Senior Lender Loan agreement contains certain restrictive covenants, including the maintenance of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and tangible net worth, and places limitations on acquisitions, dispositions, capital expenditures, and additional indebtedness. At December 31, 2002, the Company was not in compliance with the fiscal year ended financial statements delivery time period covenants. This violation was waived by the Senior Lender on March 28, 2003.

In connection with the waiver of this covenant violation, the Senior Lender and the Company amended the Term Loan agreement to extend the fiscal year ended financial statements delivery time period and re-establish the minimum EBITDA and tangible net worth covenants on June 19, 2003. The Company also entered into amendment of the Term Loan agreement with the Senior Lender to reflect the recent changes in the U.S. tax law on October 15, 2003.

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

The disposable baby diaper industry is dominated world-wide by the brands of two major U.S. manufacturers: P&G and KC. The market position of these manufacturers, relative to the Company, varies from one geographic area to another, but due to their substantial financial, technical and marketing, manufacturing, logistics and personnel resources, both of these major manufacturers have the ability to exert significant influence and gain substantial market share in any of their marketing areas. Despite the disparity in relative strength, however, the Company has been able to secure its position in the face of very strong competition from the industry leaders by remaining innovative, flexible and financially responsible.

a.	North America

The North American disposable baby diaper market remains dominated by the brands of the two major U.S. manufacturers: P&G and KC. Their combined market share of the disposable baby diaper market is 83%; including the disposable training pant, youth pant and swim pant products. During 2003, total category unit sales are declining at a rate of about 4% and dollar sales at a rate of about 8%, with volume continuing to shift from the grocery and drug classes of trade to the dollar store and mass merchandisers. Consumers continue to move to larger packages for a lower price and more savings. These two major manufacturers continued their strategy of driving their business with aggressive retail pricing, rather than competing solely on the basis of consumer-driven marketing programs and product innovations. Retail pricing pressure remained intense in the disposable diaper and training pant categories throughout 2003. A number of major retailers remain concerned with the negative impact that the advertised brand’s strategy has had on their own private label sales and margins, and some continue to take corrective actions like raising national brand retail price and reducing branded store keeping units (sku) to protect their own brands. All of the moves made by the advertised national brands have resulted in lower retail prices and the narrowing of retail price spreads between the advertised brands and private label offerings. In an effort to compete with the leading U.S. retailer, others have relied on low entry level price points and diluted profit margins.

The continued moves by the major manufacturers to keep retail prices depressed, promote aggressively and keep the retailers satisfied with minimal margins in favor of sales volume, have put serious sales and margin pressure on smaller brand and private label manufacturers. In response to this competitive activity, the Company has reallocated its promotional spending and has maintained a strategy in line with EDLP, targeted trade promotions, enhanced product features and tightened cost controls. This strategy on its core “FITTI®” and “DRYPERS®” brands has allowed the Company to protect its share in some critical markets and expand its private label base of business.

In the adult incontinence arena, the Company is in a good competitive position, having the capability to provide key retailers and consumers with product technology that is superior to what some other manufacturers can currently provide. There is an added advantage that comes from the demand for better products in order to meet the performance and comfort requirements of incontinent consumers.

b.	Asia

The Company’s main competition in Asia comes from the brands of the P&G and KC, and several manufacturers from Japan and Taiwan. The Company believes that it has been able to maintain a significant share of the Asian market due to its longer presence and well established brands in that region and the logistical advantage which results from the strategic location of its manufacturing operations.

c.	Europe

In the United Kingdom, the disposable baby diaper market continues to be dominated by P&G. The Company estimates that P&G has a market share of approximately 52%, and KC has a market share of approximately 38%. Both companies continued to heavily promote and discount their brands in the U.K. market. Due to such consistent promotion activities, the private label and miscellaneous brands have been reduced to approximately 10% market share.

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

C.	Organizational Structure

The Company’s significant subsidiaries are:

Name	Country of incorporation	Ownership interest
Advance Medical Supply Company Limited	Thailand	80%
Associated Hygienic Products Inc.	Wisconsin, USA	100%
Associated Hygienic Products LLC	Delaware, USA	100%
Disposable Soft Goods (Malaysia) Sdn. Bhd.	Malaysia	100%
Disposable Soft Goods (S) Pte Limited	Singapore	100%
Disposable Soft Goods (UK) Plc.	U.K.	100%
Disposable Soft Goods (Zhongshan) Limited	Zhongshan, PRC	100%
Disposable Soft Goods Limited	Hong Kong	100%
DSG (Malaysia) Sdn. Bhd.	Malaysia	100%
DSG (Shanghai) Manufacturing Limited	Shanghai, PRC	100%
DSG International (Thailand) Limited	Thailand	80%
PT DSG Surya Mas Indonesia	Indonesia	60%
Shuiling Holding Company Limited	British Virgin Islands	75%
Shanghai DSG MegaThin Company Limited	Shanghai, PRC	75%

D.	Description of Property

The Company now operates nine manufacturing facilities, with plants located in: the United States at Marion, Ohio, Vancouver, Washington and Oconto Falls, Wisconsin; the PRC at Hong Kong and Zhongshan, Guangdong; Chesterfield, U.K.; Bangkok, Thailand; Cikande, Indonesia and Selangor, Malaysia.

Over the years, the expansion in the Company’s Thailand operations has outgrown the existing manufacturing facility. As a result, the Company purchased land of approximately 240,000 square feet in Saraburi, Thailand in 2002 and started building construction in 2003. The Company will relocate its Thailand operation to the new facility in the third quarter of 2004.

The Company’s joint venture investment in China acquired land of approximately 130,000 square feet in Waigoaqiao, Shanghai, PRC. As Chinese law prohibits foreigners or foreign entities to have land ownership, this land was acquired with a 50 years land use rights only. In addition, the Company purchased another land of approximately 200,000 square feet adjacent to the land purchased by Shanghai joint venture investment for the near future facility expansion. Presently, there is no plan to start the building construction.

On March 20, 2003, the Board of Directors of the Company authorized the purchase of the London residence of Mr. Wang, for its fair market value of $12.3 million as determined by an independent appraiser. The net proceeds of this transaction of $5.7 million was used by Mr. Wang to repay a portion of the shareholder loan due to the Company. The Board of Directors authorized Mr. Wang and his wife’s use and lease of this London property from the Company at a market rate determined by an independent appraiser of $36,000 per month.

The Company utilizes an aggregate of approximately 1,358,295 square feet of space in its manufacturing operations. The Company believes that its plant facilities are adequate for its present operations.

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

The following table summarizes the physical properties that are used by the Company in its manufacturing and distribution operations:

Location	Use	Approximate size (Sq. feet)	Owned/ leased	Lease expiration date
Marion, OH	Manufacturing	440,000	Leased	Oct. 2007
Shanghai, PRC	Manufacturing	202,305	Leased	Jun. 2052
Cikande, Indonesia	Manufacturing	174,000	Leased	Sep. 2027
Oconto Falls, WI	Manufacturing	165,684	Owned	Will be closed in 2004
Vancouver, WA	Manufacturing	134,732	Leased	Sep. 2006
Selangor, Malaysia	Manufacturing	130,681	Leased	Nov. 2004
Shanghai, PRC	Manufacturing	129,672	Leased	Jun. 2052
Zhongshan, PRC	Manufacturing	122,321	Leased	Oct. 2044
Bangkok, Thailand	Manufacturing	68,805	Owned	N/A
Chesterfield, U.K.	Manufacturing	65,000	Leased	May 2008
Hong Kong, PRC	Manufacturing	57,072	Leased	Jun. 2005
Duluth, GA	Office	226,625	Owned	N/A
Bangkok, Thailand	Office	22,822	Leased	Dec. 2004
Singapore	Office	16,500	Leased	Aug. 2005
Shanghai, PRC	Office	3,875	Leased	Apr. 2005
London, U.K.	Office	3,500	Owned	N/A
London, UK	Residence	10,000	Owned	N/A
Duluth, GA	Office	2,250	Leased	May 2006
Beijing, PRC	Office	2,140	Leased	Oct. 2005
Shanghai, PRC	Office	1,275	Leased	Jan. 2005
Guangzhou, PRC	Office	725	Leased	May 2005
Wuhan, PRC	Office	689	Leased	Jul. 2004

Item 5.	Operating and Financial Review and Prospects.

A.	Operating Results

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

D.	Trend Information

1.	Industry Trends

The Company believes that the most significant industry trends are:

•	fluff wood pulp costs and other raw material costs have edged up in 2003 in the average of 5% to 7%. It is anticipated that these raw material costs will continue to increase in 2004 possibly the same margin as 2003. The margin may be adversely affected if selling prices are not adjusted or if such adjustments significantly trails the cost increases;

•	increasing demand for cloth-like breathable back-sheet, elasticated ear patch with mechanical closure system, and thin absorbent core products, which the Company is meeting through machine modifications and product development effort;

•	the domination of industry leaders in most of the markets putting pressure on retailers’ margins, which the Company is finding difficult to respond to by providing retailers with higher profit margins in the current highly competitive market conditions.

The Company is unable to predict whether the industry trends noted above would have a material effect on its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

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

E.	Off Balance Sheet Arrangements

Not applicable.

F.	Contractual Obligations

As of the year ended December 31, 2003, the Company’s contractual obligations and commitments were summarized as follows:

	Payment due by year
	Total	2004	2005	2006	2007	2008 and thereafter
	(Dollars in thousands)
Short-term borrowings	$15,583	$15,583	$—	$—	$—	$—
Long-term debt	20,382	6,215	2,169	2,670	220	9,108
Operating leases	5,860	2,182	1,608	1,262	729	79
Purchase of license use right	1,000	500	500	—	—	—
Joint venture investment	11,736	11,462	274	—	—	—
Investment in PRC	1,127	—	1,127	—	—	—
Capital expenditures	2,750	2,750	—	—	—	—
Raw materials purchase obligations	10,356	10,356	—	—	—	—

Total	$68,794	$49,048	$5,678	$3,932	$949	$9,187

Over the last few years, the Company’s cash requirements have been primarily provided by internally generated funds and bank borrowings. In the opinion of the Company, the cash on hand of $20.3 million plus expected cash flow from operating activities is sufficient to fund its liquidity, contractual obligations and commitments needs for the next twelve months. However, the Company may require additional borrowings in order to finance expansion, capital expenditure, other investments or other business requirements. Additional information on short-term borrowings, long-term debt and commitments and contingencies is set out in Notes 11 and 12 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

In April 2003, the Company entered into a joint venture agreement with Mitsubishi Corporation and Japan Absorbent Technology Institute of Japan to establish a manufacturing facility in Shanghai, PRC. The joint venture will engage in manufacturing disposable hygiene related products. The Japanese joint venture partners will provide the proprietary patents, related technology and certain raw materials. The paid up capital of the investment is $5.0 million and the Company owns a 75% interest in the joint venture company. The Company is accounting for the operation of the joint venture on a consolidated basis of accounting.

In 2003, the Company acquired a land use right for approximately 130,000 square feet of land for 50 years in Waigoaqiao, Shanghai for $1.2 million and commenced construction of the manufacturing equipment with down payments of $3.8 million. The Company commenced the building construction in 2004. The total capital commitment for the construction of the machine equipment and building is $11.7 million as of December 31, 2003.

In August 2001, the Company signed a license agreement to purchase a license use right for $2.5 million from the Japanese joint venture partners for the right to manufacture and use technology know-how and distribute and sell the products in certain territories for a 20 years period from the first payment in 2002. As of year ended December 31, 2003, the Company has paid a total of $1.5 million deposit for the license rights and recorded this amount as other assets in the consolidated balance sheet. The remainder of $1.0 million will be paid in 2004. Amortization of the license use right is based on the remaining life span of 20 years commence from the date of operation of the joint venture. As of December 31, 2003, no amortization has been provided.

The Company has committed a maximum of $20.3 million in the investment for the entire joint venture project in Shanghai. The total payment made by the Company was $5.3 million as of December 31, 2003. The remaining maximum commitment will be spent and paid in 2004 and 2005. In the event that the maximum financial obligation is exceeded, the joint venture parties shall decide individually whether or not to increase additional financing arrangement for the project.

The Company has a total capital expenditure commitment of $2.7 million for the construction of a building in Thailand and $22,000 for acquisition of spare parts in a United States facility as of year ended December 31, 2003. In addition, the Company is required to further inject share capital of $1.1 million to its wholly owned manufacturing facility before 2005.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

The directors and executive officers of the Company are:

Name	Age	Present position
Brandon Wang	58	Director, Chairman of the Board and President
Johnny Tsui	63	Director, Vice President and Secretary
Patrick Tsang	58	Director and Vice President
Terence Leung	53	Director and Vice President
Peter Chang	57	Director, Vice President, and Chief Financial Officer
Owen Price	77	Director
Anil Thadani	58	Director

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

Terence Leung was the Company’s Chief Financial and Accounting Officer from 1988 to 2001. He was appointed a director in 1991 and a Vice President in January 1992. Before joining the Company in 1978, Mr. Leung worked as an accountant with several major trading corporations in Hong Kong. Mr. Leung is a chartered public accountant in the United Kingdom and Hong Kong.

Peter Chang was the Chief Operating Officer of the Company’s U.S. operations from 1988 to 2001. Mr. Chang became a director in 1991 and a Vice President in January 1992 and currently serves as Chief Financial Officer and Chairman of the Company’s North American operations. Prior to joining the Company, Mr. Chang held various engineering and management positions with major U.S. airlines, based in New York. Mr. Chang has a Master’s Degree in Operations Research from Kansas State University. Mr. Chang was appointed as Chief Financial Officer on January 17, 2004.

Owen Price became a director in April 1994. In 1993, he retired as the Managing Director of Dairy Farm International Holdings Limited which he joined in 1974. Prior to that time, he had 27 years experience with a large Australian retailer, Woolworths Ltd., where he started as an Executive Trainee and worked his way to become Chief Executive in 1971. He has served on a number of retail councils in different countries and has been an adviser to the Australian government on trade matters. He is a director of numerous companies in the Asia-Pacific region including three other listed public companies: Dairy Farm International Holdings Limited, Cycle And Carriage Limited (alternate director), and The Hour Glass Limited.

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

OTHER KEY MANAGEMENT PERSONNEL

In addition to the above-named officers and directors, the following persons hold key management positions with the Company:

George Jackson was appointed to the position of Chief Executive Officer of the Company’s North American operations in March 2001. Prior to that, Mr. Jackson was Chief Executive of the Company’s Australian operation from mid 1997 to 2001. Mr. Jackson joined the Company in 1987 and prior to his transfer to Australia, he was the National Sales Manager with the Company’s U.S. operations. Prior to joining the Company, he held various management positions in accounting and manufacturing with Weyerhaeuser Company. He holds a B.A. degree in Business Administration – Accounting (1977) from the University of Washington, Seattle, WA.

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

In 2003 the aggregate remuneration paid by the Company and its subsidiaries to all directors and senior managers of the Company listed in this Form 20-F report as a group (11 persons) for services in all capacities was approximately $6,301,253.

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

During 2003, the Company’s Audit Committee consisted of Anil Thadani, and Owen Price. Mr. Thadani is qualified and has been designated as the committee’s financial expert. Mr. Thadani and Mr. Price are considered independent as defined in Rule 10A-3b(1)(i) of the Securities Exchange Act of 1934. The principal functions of the Audit Committee are (i) to select and to engage the independent auditors to be employed by the Company; (ii) to consult with the independent auditors with regard to the plan of audit; (iii) to review, in consultation with the independent auditors, their audit report or proposed audit report; (iv) to consult with the independent auditors with regard to the adequacy of the Company’s internal accounting controls, and (v) to approve the audit fees and any non-audit services performed by the independent auditors. The Company’s Audit Committee met three times in 2003.

Pursuant to Section 406 of the Sarbanes-Oxley Act, the Company adopted a code of ethics during 2002. A copy of this code of ethics is attached as Exhibit 10.1 to this Form 20-F in the form of the “Company’s Business Code of Conduct Policy”. This policy covers all of the Company’s employees and in particular has been adopted for senior financial officers, including its principal financial officer and any persons performing similar functions.

During 2003, the Audit Committee approved the compensation for Brandon Wang, Chairman and Chief Executive Officer of the Company.

D.	Employees

The Company had a total of approximately 1,536 full time employees at its manufacturing facilities as of December 31, 2003:

	2003	2002	2001
North America	457	543	700
Asia	1,042	1,005	906
Europe	31	44	60

Total	1,536	1,592	1,666

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

During March 2002, the Company filed a Form S-8 Registration Statement for 1,500,000 shares on March 21, 2002 establishing an Equity Participation Plan (the “Option Plan”). On March 19, 2003, the Company granted the executive directors and senior management 1,175,000 restricted shares and 175,000 options to purchase shares of the Company under this Option Plan.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

As of December 31, 2003, the total number of record holders was 31, of which 19, representing 35.06% of the Company’s Ordinary Shares, were in the United States.

The Company is not owned or controlled by another corporation or by any foreign government. The following table sets forth information regarding beneficial ownership of the Ordinary Shares of the Company by each person who on December 31, 2003 is known by the Company to own 5% or more of the Company’s outstanding Ordinary Shares and by all directors and officers as a group.

	Ordinary shares beneficially owned
Name of beneficial owner	Number		Percent
10% or more shareholders (Brandon Wang)	3,321,680	(1)	45.76%
Directors and officers as a Group (7 persons)	4,788,680	(1)	65.98%
Johnny Tsui	434,000		5.98%
Peter Chang	324,000		4.46%
Patrick Tsang	322,000		4.44%
Terence Leung	317,000		4.37%
Anil Thadani	70,000		0.96%
Owen Price	—		—

(1)	Includes 140,580 Ordinary Shares owned by Brandon Wang’s wife, Eileen Wang, as to which he disclaims beneficial ownership.

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

The following table sets forth the aggregate amount of loans made by the Company to Brandon Wang, the founder, principal shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary since January 1, 1996:

	Loan balance at beginning of year	Loans extended	Loans repaid	Balance at end of year
	(dollars in thousands)
Year ended December 31, 2003	$8,551	$—	$8,551	$—
Year ended December 31, 2002	$10,744	$1,868	$4,061	$8,551
Year ended December 31, 2001	$11,612	$3,046	$3,914	$10,744

During 2003 Mr. Brandon Wang, the Company’s Chief Executive Officer, and a Trust controlled by him repaid the entire shareholder loan, which had an outstanding balance of $8.6 million on December 31, 2002. To repay the shareholder loan, Mr. Wang used funds from a shareholder dividend paid by the Company in March 2003, shares sold back to the Company and net proceeds from the sale of his London residence.

On March 19, 2003, 375,000 restricted shares were granted to Mr. Wang under the Company’s Equity Participation Plan. These restricted Ordinary Shares were considered bonus shares that had a six-month vesting period from the date of grant. After expiration of the vesting period on September 23, 2003, Mr. Wang sold these restricted Ordinary Shares back to the Company at the prevailing market price of $7.01 per share. Mr. Wang received payment of $5.00 per share ($1.875 million) at the time of the share repurchase. The Company has a remaining balance of $754,000 due Mr. Wang on the 375,000 restricted Ordinary Shares of $2.01 per share as of year ended December 31, 2003.

On March 20, 2003, the Board of Directors of the Company authorized the purchase of the London residence of Mr. Wang, for its fair market value of $12.3 million as determined by an independent appraiser. The net proceeds of this transaction of $5.7 million was used by Mr. Wang to repay a portion of the shareholder loan due to the Company. The Board of Directors authorized Mr. Wang and his wife’s use and lease of this London property from the Company at a market rate determined by an independent appraiser of $36,000 per month.

During 2003, 2002 and 2001, Mr. Wang and a trust controlled by him repaid $8.6 million, $4.1 million and $3.9 million, respectively, to the Company. In 2002 and 2001, the Company advanced $1.9 million and $3.0 million, respectively, to Mr. Wang and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Mr. Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes bearing interest at a rate equal to 1.5% over LIBOR or such other rate that the Board of Directors and the borrower shall agree in writing. Interest of $81,000, $230,000 and $445,000 was charged on these advances in 2003, 2002 and 2001, respectively.

As a result of these series of transactions and the remaining payable balance of $754,000 due to shares repurchased from Mr. Wang, the Company had a balance of $1.2 million payable to Mr. Wang and a Trust controlled by him as of December 31, 2003. At December 31, 2002, the Company classified the balance owed by Mr. Wang and a Trust controlled by him of $8.6 million as a reduction from shareholders’ equity.

1.	Interest of Experts Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements are set forth under Item 18.

DIVIDENDS AND DIVIDEND POLICY

The Company announced on March 21, 2003 the payment of a 70-cent dividend which related to the receipt of proceeds in connection with the sale of the Australian subsidiaries to shareholders of record on April 11, 2003. The dividend was paid on April 25, 2003. The Company did not pay any dividends in 2002 and 2001.

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

LEGAL PROCEEDINGS

The Company and its subsidiaries are, from time to time, involved in routine legal matters incidental to their business. The Company settled the R&L lawsuit and the Rhonda Tracy claim for $4.2 million and $375,000 in April and March 2002, respectively. The Company is currently not defending itself in any significant litigation matters. Although it cannot be certain, in management’s opinion, none of the legal proceedings in which the Company is currently involved, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition or results of operation.

B.	Significant Changes

The information required is contained in Notes 3, 4, 15, 21, 23 and 24 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders, and is incorporated herein by reference.

Item 9.	Stock Price History.

A.	Listing Details

The Company’s Ordinary Shares are listed on the NASDAQ National Market System under the trading symbol DSGIF, and are not listed for trading in any foreign trading market.

ORDINARY SHARE PRICE:

	2003	2002	2001	2000	1999
High	$8.250	$4.220	$7.906	$7.000	$10.625
Low	3.390	1.110	3.450	4.000	2.750

	2004		2003		2002
Quarter	High	Low	High	Low	High	Low
First	$7.700	$4.500	$5.980	$3.390	$4.220	$3.190
Second	—	—	6.060	3.500	3.499	2.011
Third	—	—	8.000	4.260	2.860	1.110
Fourth	—	—	8.250	4.200	3.590	1.700

	May 2004	Apr 2004	Mar 2004	Feb 2004	Jan 2004	Dec 2003
High	$4.970	$5.430	$6.590	$7.000	$7.700	$7.740
Low	3.300	4.260	4.500	5.281	6.290	6.200

B.	Plan of Distribution

Not applicable.

Item 10.	Other Information.

A.	Share Capital

The Company’s authorized share capital consists of 20,000,000 Ordinary Shares, $0.01 par value per share. At May 31, 2004, there were 7,258,316 Ordinary Shares of the Company outstanding, all of which were fully paid.

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

Under the Company’s Memorandum and Articles of Association, there are 12,741,684 authorized but unissued Ordinary Shares as of year ended December 31, 2003. Those additional authorized but unissued Ordinary Shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital or for facilitating corporate acquisitions. The Company issued 1,175,000 shares pursuant to the Equity Participation Plan (see Note 17 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders), then repurchased and cancelled 905,800 shares during 2003. The Company does not currently have any plans to issue additional Ordinary Shares.

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

Under the Company’s Articles of Association, the Board of Directors is authorized to exercise the power of the Company to offer, allot, grant options over or otherwise dispose of all of the remaining unissued Ordinary Shares of the Company, which comprise 12,741,684 Ordinary Shares as of December 31, 2003. The Board of Directors may, without further shareholder action, increase the number of authorized shares of the Company.

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

The Company issued 1,175,000 Ordinary Shares in 2003, see Note 17 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

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

Loan and Security Agreement between Associated Hygienic Products LLC as borrower and Foothill Capital Corporation as lender dated March 14, 2001 and as amended under which the lender agrees to make a term loan, a capital expenditure line and revolver advances to the borrower up to $27.5 million. See “Dependent Patents, Licenses and Contracts” in Item 4.B.6. and Notes 11 and 12 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

Short Term Financing Agreement between DSG International Limited as borrower and Breakers Investment Holding Limited as lender dated March 14, 2001 under which the lender agrees to make a term loan of $15.0 million to the borrower. DSG International Limited granted the lender 314,510 warrants priced at $0.01 per share. The loan was repaid in September 2001.

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

The following discussion is a summary of certain anticipated U.S. federal income tax and BVI tax consequences of ownership of Ordinary Shares. The discussion does not address all possible tax consequences relating to ownership of Ordinary Shares and does not purport to describe the tax consequences applicable to all categories of owners, some of which may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S. and non-BVI) tax laws. Accordingly, each shareholder should consult its own tax advisor regarding the particular tax consequences to it of its ownership of the Ordinary Shares.

This summary is based upon current laws and regulations and relevant interpretations of these laws and regulations, all of which are subject to change, possibly with retroactive effect. We cannot assure you that a later change in law will not significantly alter the tax considerations that we describe in this summary. We have not requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences described herein. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

1.	United States Federal Income Taxation

The following is a summary of the material United States federal income tax consequences, as of the date of this document, of the ownership of our Ordinary Shares by shareholders who are “United States persons” and who hold such Ordinary Shares as capital assets, as determined under applicable United States tax rules (“U.S. Investors”). Under the Internal Revenue Code of 1986, as amended (the “Code”), a shareholder is a “United States person” if such shareholder is:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not address the United States federal income tax consequences applicable to shareholders that are subject to special treatment under the United States federal income tax laws, including shareholders that are:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for your securities holdings;

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	persons liable for alternative minimum tax;

•	persons holding Ordinary Shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	persons owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-United States subsidiaries (a “10% Shareholder”), or

•	persons whose functional currency is not the United States dollar.

If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Ordinary Shares should consult their own tax advisors concerning the particular United States federal income tax consequences to them of the ownership and disposition of Ordinary Shares.

The gross amount of distributions received with respect to Ordinary Shares by a U.S. Investor will generally be treated as dividend income to such shareholder if the distributions are made from the Company’s current or accumulated earnings and profits, calculated according to United States federal income tax principles. Such income will be includible in the U.S. Investor’s gross income on the day such distribution is actually or constructively received. A U.S. Investor that is a corporation will not be entitled to claim a dividend received deduction (generally allowed to United States corporations in respect of dividends received from other United States corporations) with respect to distributions received with respect to the Ordinary Shares.

Certain dividends received from a foreign corporation before January 1, 2009 by a U.S. Investor that is an individual with respect to shares that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. The Company believes that it’s Ordinary Shares, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States. There can be no assurance that our Ordinary Shares will continue to be readily tradable on an established securities market in later years. Individuals that do not meet a minimum holding period requirement during which they are not protected from this risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Ordinary Shares. U.S. Investors that are individuals should consult their own tax advisors regarding the application of these rules in their particular circumstances.

A U.S. Investor that sells or otherwise disposes of Ordinary Shares will recognize capital gain or loss in an amount equal to the difference between the amount realized for the shares and such shareholder’s adjusted tax basis such shares (generally the cost of obtaining such shares reduced by an previous distributions by the Company that are not characterized as dividends under the rules described above). For foreign tax credit limitation purposes, this gain or loss will generally be treated as United States source. U.S. Investors that are individuals may be eligible for reduced rates of taxation if the Ordinary Shares being sold or otherwise disposed of have been held for more than one year. The ability to deduct capital losses is subject to limitations.

Various provisions contained in the Code impose special taxes in certain circumstances on non-U.S. corporations and their shareholders. The following is a summary of certain provisions which could have an adverse impact on the Company and the U.S. Investors:

a.	Personal Holding Companies

Sections 541 through 547 of the Code relate to the classification of certain corporations (including foreign corporations) as personal holding companies (“PHCs”) and the consequent taxation of such corporations on certain of their U.S.-sourced income (including certain types of foreign sourced income which are effectively connected with the conduct of a U.S. trade or business) to the extent amounts at least equal to such income are not distributed to their shareholders. A PHC is a corporation (i) more than 50% of the value of the stock of which is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence), and (ii) which, if a foreign corporation, receives 60% or more of such U.S.-related gross income, as specially adjusted, from certain passive sources (such as dividends, interest, royalties or rents). If the Company is classified as a PHC, a tax will be levied at the rate of 15% on the Company’s undistributed U.S. taxable income.

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

The Company believes that it is not currently and has not been a FPHC for any taxable year since its formation because for each such year either or both of the income test and the shareholder test were not met. It is possible that subsequent events would cause the Company to meet either or both of the income test and the shareholder test. The Company believes, however, it is unlikely that the shareholder test would be met, especially in view of the inclusion of certain transfer restrictions in the Company’s governing documents. See “Description of Securities”.

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

Sections 1291 through 1297 of the Code relate to passive foreign investment companies (“PFICs”) and impose an interest charge on “excess distributions” made by a PFIC. A foreign corporation is a PFIC if (i) 75% or more of its gross income for the taxable year is passive income as defined under Section 954(c) of the Code (the “passive income test”), or (ii) 50% or more of the average value (or adjusted tax basis if the corporation is a CFC) of the assets held by the corporation during the taxable year consist of assets that produce or are held for the production of passive income (the “passive asset test”). Certain look-through rules take into account the assets and activities of related corporations from which the foreign corporation either receives income or in which it holds an interest. Although a determination whether a corporation is a PFIC is made annually, in general, once a corporation has been classified as a PFIC, it cannot thereafter lose its status as a PFIC.

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

d.	United States Information Reporting and Backup Withholding

In general, unless a shareholder is an exempt recipient such as a corporation, information reporting will apply to dividends paid in respect of the Ordinary Shares or the proceeds received on the sale, exchange or redemption of those Ordinary Shares paid to a shareholder within the United States and, in some cases, outside of the United States. Additionally, if a shareholder fails to provide such shareholder’s taxpayer identification number, or fails either to report in full dividend and interest income or to make certain certifications, such shareholder will be subject to “backup withholding” at a 28% rate. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such shareholder’s United States federal income tax liability, provided that such shareholder furnishes the required information to the United States Internal Revenue Service.

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

The Pound Sterling, Euro, Singapore dollar, Thai Baht, and Indonesian Rupiah are convertible into U.S. dollars at freely floating rates. The Hong Kong dollar and Malaysian Ringgit are pegged to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. There are currently no restrictions on the flow of such currencies, except Renminbi and Malaysian Ringgit, between such countries and the United States.

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

2.	Exchange Rate Fluctuation

	2003			2002
	High	Low	Average	High	Low	Average
First quarter
Australian dollar	1.70	1.64	1.67	1.96	1.90	1.94
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.77	1.73	1.75	1.85	1.83	1.84
Thai Baht	42.95	42.76	42.84	44.07	43.35	43.75
Indonesian Rupiah	8,908.00	8,876.00	8,896.33	10,320.00	9,655.00	10,075.00
Swiss Franc	1.37	1.35	1.36	1.71	1.67	1.69
Pound Sterling	0.64	0.61	0.63	0.71	0.70	0.70
Euro	0.93	0.92	0.93	1.16	1.14	1.15
Hong Kong dollar	7.80	7.80	7.80	7.80	7.80	7.80
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28
Second quarter
Australian dollar	1.61	1.50	1.55	1.84	1.77	1.79
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.77	1.73	1.75	1.80	1.77	1.79
Thai Baht	42.90	41.39	42.10	43.24	41.53	42.40
Indonesian Rupiah	8,675.00	8,279.00	8,413.00	9,316.00	8,730.00	8,943.67
Swiss Franc	1.36	1.30	1.34	1.63	1.48	1.56
Pound Sterling	0.63	0.61	0.61	0.69	0.65	0.67
Euro	0.90	0.85	0.87	1.11	1.01	1.06
Hong Kong dollar	7.80	7.80	7.80	7.80	7.80	7.80
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28
Third quarter
Australian dollar	1.54	1.48	1.51	1.85	1.82	1.83
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.76	1.74	1.75	1.78	1.75	1.76
Thai Baht	42.04	40.19	41.13	43.38	42.23	42.62
Indonesian Rupiah	8,535.00	8,389.00	8,476.33	9,108.00	8,867.00	8,996.67
Swiss Franc	1.40	1.33	1.36	1.50	1.48	1.49
Pound Sterling	0.63	0.60	0.62	0.65	0.64	0.64
Euro	0.91	0.87	0.88	1.02	1.02	1.02
Hong Kong dollar	7.80	7.78	7.79	7.80	7.80	7.80

Renminbi	8.28	8.28	8.28	8.28	8.28	8.28
Fourth quarter
Australian dollar	1.41	1.34	1.38	1.80	1.77	1.78
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.74	1.70	1.72	1.77	1.73	1.76
Thai Baht	39.94	39.66	39.84	43.50	43.21	43.34
Indonesian Rupiah	8,537.00	8,465.00	8,499.00	9,233.00	8,940.00	9,049.67
Swiss Franc	1.34	1.24	1.29	1.49	1.39	1.45
Pound Sterling	0.59	0.56	0.58	0.64	0.62	0.64
Euro	0.86	0.80	0.83	1.02	0.96	0.99
Hong Kong dollar	7.77	7.76	7.76	7.80	7.80	7.80
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28

3.	Forward-Looking Statements

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

As of December 31, 2003, the Company had no open forward contracts or option contracts. The Company’s cash on hand as of December 31, 2003 was $20,282,000 of which $5,797,000 equivalent was held in various foreign currencies, such as Hong Kong dollar, Renminbi, Thai Baht, Malaysian Ringgit, Indonesian Rupiah, Singapore dollar, Euro and Pound Sterling. The U.S. dollar equivalents of the cash in foreign currencies may vary subject to exchange rate fluctuation.

The Company may elect to hedge the foreign currency risk or review the hedging strategy as and when required and the Company cannot be assured that it will not suffer losses in the future as a result of the hedging activities.

C.	Interest Rate Fluctuations

The Company’s interest expenses and income are sensitive to change in interest rates. The Company had short-term debts and long-term debts of $35,965,000 as of December 31, 2003, bearing various rates of interest, any fluctuation in the interest rate will have direct impact on the Company’s interest expenses.

The Company will be exposed to interest rate fluctuations on any borrowings under the various loan facilities and any change in interest rate could affect its results of operations and cash flows. The potential effect of a hypothetical 0.5% increase in interest rate for year 2003 outstanding indebtedness would be a reduction in net income of approximately $180,000.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

At December 31, 2002, the Company’s U.S. operation was not in compliance with the fiscal year ended audited financial statements delivery time period covenants. This violation was waived by the Senior Lender on March 28, 2003.

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

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures

A.	Evaluation of disclosure controls and procedures

Within the 90 days prior to the date of this annual report on Form 20-F, we evaluated the effectiveness of the design and operation of our disclosure and procedures (“disclosure controls”), and our internal controls and procedures for financial reporting (“internal controls”). Disclosure controls mean those controls and other procedures that are designed for the purpose of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Internal controls are procedures designed for the purpose of providing reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles. This evaluation was performed under the supervision and with the participation of management including our Chief Executive Officer and Chief Financial Officer.

Immediately following the signature pages of this annual report are “certifications” of our Chief Executive Officer and Chief Financial Officer, which are required to be furnished by SEC rules adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. The information discussed in this section of our annual report relates to the evaluations of disclosure controls and internal controls referenced in these certifications and should be read in conjunction with these certifications.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal controls will prevent or detect all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the reality of resource constraints; accordingly the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and possible misstatements due to fraud or error, if any, within our company have been detected. Among the inherent limitations in controls are the potential for erroneous judgments and decisions or simple errors or mistakes in the chain of recording, processing, summarizing or reporting information. Additionally, controls can be circumvented by the intentional acts of individuals or multiple persons acting in concert, or by management override. The design of any system of controls also is based in part on assumptions about the likelihood of future events, and we can give no assurance that our controls as designed will succeed in achieving their stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

In conjunction with its 2003 audit of our financial statements, our independent accountants Deloitte & Touche LLP, identified certain items they described as “reportable conditions,” relating primarily to the controls over the financial reporting process. The Company is implementing improvements to its policies and is evaluating the Company’s internal controls, both to prepare our Company to comply with the new annual internal controls certification that will be required as of December 31, 2005 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking, as well as to assist the Company in conforming to certain “best practices” recommendations with respect to internal controls generally.

In accordance with SEC requirements, our Chief Executive Officer and Chief Financial Officer note that, since the date of their above-referenced evaluation, otherwise than as discussed above, there have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Based on the evaluation discussed above, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the disclosures and limitations noted above, our disclosure controls are effective to timely alert management, including the Chief Executive Officer and Chief Financial Officer, to material information relating to its consolidated subsidiaries, required to be included in the Company’s reports filed under the Securities Exchange Act of 1934.

B.	Change in internal controls

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out this evaluation.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

The Company’s Board of Directors determined that one member of the Audit Committee, Mr. Anil Thadani, an independent executive non-director, qualifies as “Audit Committee Financial Expert” as defined by Item 401 (h) of Regulation S-Km adopted pursuant to the Securities Exchange Act of 1934. Mr. Thadani is the Chairman of Schroder Capital Partners (Asia) Limited, a direct investment company, which he founded in July 1992 in joint venture with the Schroders Group of the United Kingdom. Prior to this, he was the Managing Director and a founding partner of Arral & Partners Limited, a private investment company based in Hong Kong. He is also a director of numerous companies, some of which are public listed companies in Singapore, Thailand and India. Mr. Thadani has a Master’s Degree in Chemical Engineering from the University of Wisconsin, Madison, and an M.B.A. from the University of California at Berkeley.

The other member of the audit committee, Mr. Owen Price is an independent non-executive director.

Item 16B.	Code of Ethics.

The Company has adopted a Business Code of Conducts and Complaint Policies in the Company. The Business Code of Conducts and Complaint Policies are contained in Item 19C. and attached as Exhibit 10.1 and 10.2.

Item 16C.	Principal Accountant Fees and Services.

Deloitte & Touche LLC served as our independent principal public accountant in the year ended December 31, 2003 while Deloitte Touche Tohmatsu, Hong Kong served as our independent principal public accountant in the year ended

December 31, 2002 and 2001, for which the audited financial statements appear in this 20-F report and Annual Report to Shareholders. The auditor is elected annually at the Annual General Meeting. The Audit Committee will propose in the Annual General Meeting convene on November 17, 2004 that Deloitte & Touche LLC be elected as the auditors for 2004.

The following tables set forth the aggregate fees for professional services and other services rendered by Delotte & Touche LLC and Deloitte Touche Tohmatsu to the Company in 2003 and 2002. All these fees incurred in 2003 were approved by Audit Committee.

	For the years ended December 31,
	2003	2002
Audit fees (1)	$559,777	$411,000
Audit related fees (2)	—	58,000
Tax fees (3)	196,885	311,000
Other fees (4)	7,680	125,000

Total	$764,342	$905,000

(1)	Audit fees consist of fess billed for the annual audit of the Company’s consolidated financial statements and statutory financial statements of the Company’s subsidiaries. They also include fees billed for other audit services that only the independent auditors reasonably can provide and attestation services relating to the review of documents filed with the SEC.

(2)	Audit related fees consist of fees billed for assurance and services that are related to the employee benefits plans and the Equity Participation Plan.

(3)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refund; tax consultations, tax advisory on transfer pricing and requests for rulings or technical advice from tax authorities; and tax planning services.

(4)	All other fees include business advisory service fees.

The Audit Committee is responsible, among other matters, for the oversight of the independent auditors subject to the relevant regulation of the SEC. The Audit Committee has adopted a policy regarding approval of audit and permissible non-audit services provided by the independent auditors.

Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent auditors and the Chief Financial officer.

Item 16D.	Exemptions from the Listing Standards for Audit Committee.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements.

Financial statements are presented in Item 19.A.

Item 18.	Financial Statements.

The information required by Item 18 is contained in Item 19.A.

Item 19.	Financial Statements and Schedules and Exhibits.

A.	Financial Statements

The following financial statements are contained in the Annual Report to Shareholders at the pages referred to below, which pages are incorporated herein by reference:

Page
Management Report	27
Report of independent registered public accounting firm	28
Consolidated Balance Sheets as of December 31, 2003 and 2002	29-30
Consolidated Statements of Operations and Comprehensive Income for the three years ended December 31, 2003	31-32
Consolidated Statements of Cash Flows for the three years ended December 31, 2003	33-34
Consolidated Statements of Shareholders’ Equity for the three years ended December 31, 2003	35
Notes to Consolidated Financial Statements	36-62

B.	Financial Statement Schedule

No financial statement schedules are provided because the information is not required or is contained in the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

C.	Exhibit Index

Exhibit Number	Description

4.1	Eighth Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated October 15, 2003

4.2	Seventh Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated June 19, 2003

4.3	Sixth Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated November 14, 2002, (incorporated by reference included as Exhibit 4.4 with Form 20-F filed June 16, 2003)

4.4	Fifth Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated April 17, 2002, (incorporated by reference included as Exhibit 3.8 with Form 20-F filed June 14, 2002)

4.5	Fourth Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated December 19, 2001, (incorporated by reference included as Exhibit 3.6 with Form 20-F filed June 14, 2002)

4.6	Third Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated September 10, 2001, (incorporated by reference included as Exhibit 3.5 with Form 20-F filed June 14, 2002)

4.7	Land Sales Agreement No. 003/2002 dated October 31, 2002 between S I L Industrial Land Co. Ltd. and DSG International (Thailand) Co. Ltd (incorporated by reference included as 4.1 with Form 20-F filed June 16, 2003)

4.8	Sales and Purchase Agreement dated December 6, 2002 between DSG International Limited and Castle Harlan Australian Mezzanine Partners Pty. Limited (incorporated by reference included as 4.2 with Form 20-F filed June 16, 2003)

4.9	Joint Venture Agreement dated February 10, 2003 between DSG International Limited, Mitsubishi Corporation and Japan Absorbent Technology Institute (incorporated by reference included as 4.3 with Form 20-F filed June 16, 2003)

10.1	The Company’s Audit Committee Policy for Handling Financial Report Process Complaints Policy No. I-DSGILAF-003-101003

10.2	The Company’s Business Code of Conduct Policy No. I-DSGILAF-001-123102, (incorporated by reference included as Exhibit 10.1 with Form 20-F filed June 16, 2003)

10.3	Press Release issued on Form 6-K, (incorporated by reference filed on March 24, 2003-No.000-19804; Film No. 03613241)

11	Computation of Net Income Per Ordinary Share

13	2003 Annual Report to Shareholders

23	Independent Auditors’ Consent

99.1	Certification by the Company’s Chief Financial Officer as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

99.2	Certification by the Company’s Chief Executive Officer as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

99.3	Certification by the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

99.4	Certification by the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Duluth, Georgia, on June 25, 2004.

DSG INTERNATIONAL LIMITED

By	/s/ PETER CHANG
Peter Chang
Chief Financial Officer