Form 20-F/A
period 2003-12-31
DSG INTERNATIONAL LTD
filed 2004-09-30
CIK 883230

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

This Amendment to the Registrant’s Form 20-F contains revised Section 302 certifications of the Sarbanes-Oxley Act of 2002.

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

C.	Exhibit Index

Exhibit Number	Description

4.1	Eighth Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated October 15, 2003, (incorporated by reference included with Form 20-F filed June 25, 2004)

4.2	Seventh Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated June 19, 2003, (incorporated by reference included with Form 20-F filed June 25, 2004)

4.3	Sixth Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated November 14, 2002, (incorporated by reference included as Exhibit 4.4 with Form 20-F filed June 16, 2003)

4.4	Fifth Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated April 17, 2002, (incorporated by reference included as Exhibit 3.8 with Form 20-F filed June 14, 2002)

4.5	Fourth Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated December 19, 2001, (incorporated by reference included as Exhibit 3.6 with Form 20-F filed June 14, 2002)

4.6	Third Amendment & Waiver to Loan Agreement between Associated Hygienic Products LLC and Foothill Capital Corporation dated September 10, 2001, (incorporated by reference included as Exhibit 3.5 with Form 20-F filed June 14, 2002)

4.7	Land Sales Agreement No. 003/2002 dated October 31, 2002 between S I L Industrial Land Co. Ltd. and DSG International (Thailand) Co. Ltd (incorporated by reference included as 4.1 with Form 20-F filed June 16, 2003)

4.8	Sales and Purchase Agreement dated December 6, 2002 between DSG International Limited and Castle Harlan Australian Mezzanine Partners Pty. Limited (incorporated by reference included as 4.2 with Form 20-F filed June 16, 2003)

4.9	Joint Venture Agreement dated February 10, 2003 between DSG International Limited, Mitsubishi Corporation and Japan Absorbent Technology Institute (incorporated by reference included as 4.3 with Form 20-F filed June 16, 2003)

10.1	The Company’s Audit Committee Policy for Handling Financial Report Process Complaints Policy No. I-DSGILAF-003-101003

10.2	The Company’s Business Code of Conduct Policy No. I-DSGILAF-001-123102, (incorporated by reference included as Exhibit 10.1 with Form 20-F filed June 16, 2003)

10.3	Press Release issued on Form 6-K, (incorporated by reference filed on March 24, 2003-No.000-19804; Film No. 03613241)

11	Computation of Net Income Per Ordinary Share, (incorporated by reference included with Form 20-F filed June 25, 2004)

13	2003 Annual Report to Shareholders, (incorporated by reference included with Form 20-F filed June 25, 2004)

23	Independent Auditors’ Consent, (incorporated by reference included with Form 20-F filed June 25, 2004)

99.1	Revised certification by the Company’s Chief Financial Officer as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

99.2	Revised certification by the Company’s Chief Executive Officer as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

99.3	Certification by the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, (incorporated by reference included with Form 20-F filed June 25, 2004)

99.4	Certification by the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, (incorporated by reference included with Form 20-F filed June 25, 2004)

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F/A and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Duluth, Georgia, on September 30, 2004.

DSG INTERNATIONAL LIMITED

By	/s/ PETER CHANG
Peter Chang
Chief Financial Officer