Form 20-F
period 2004-12-31
DSG INTERNATIONAL LTD
filed 2005-06-28
CIK 883230

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 000-19804

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

The upward trend for the major raw material components continued in 2004. The operating results in all of our segments were affected adversely by this factor. Most raw materials used by the Company are oil based by-products which are highly volatile both in price and unpredictable demand. In addition to maintaining multiple sources, the Company has entered into various short-term supply contracts to effectively manage the volatility on supply and pricing. While the Company continues to implement programs to drive the cost out, it is difficult to predict that these measures will be adequate to offset raw material cost increases and shortage of supplies.

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

The market position of the Company’s main global competitors, the Procter & Gamble Company (“P&G”) and Kimberly-Clark Corporation (“KC”), relative to the Company, varies from one geographic area to another; but due to their substantial financial, technical, marketing, manufacturing, logistics and personnel resources, both of these major manufacturers have the ability to exert significant influence in price and volumes, and gain substantial market share in any of their marketing areas. They have heavily promoted diapers in the multi-pack configuration. These packages offer a lower unit price than previously available to the retailer and consumer. It is possible that as a consequence of this strategy, in those geographic markets in which the main competitors have adopted it, the Company may realize lower selling prices and/or lower sales volume. As a result, the intense competition in the markets may result in pricing pressure, lower sales and reduced margins. The Company’s business and operating results could be materially and adversely affect by these continuing competitive pressures and the Company may be unable to compete successfully with these main competitors in the future.

In early 2005, both P&G and KC had announced price increases of approximately 5%. This increase is attributed to the substantial increased costs of raw material. Although it presents opportunities for the Company to improve its margin, there is no guarantee that the Company can be successful to put through the price increase.

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

On September 12, 2003, the Company entered into another agreement with P&G to resolve any possible dispute between the parties related to a patent. This agreement grants a royalty bearing non-exclusive rights to use certain features for certain products produced by the Company’s North American region. The royalty fee is calculated based on percentage of the products sold and recorded as selling, general and administrative expenses in the consolidated statements of operations.

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

The Company’s short and long-term debts were $51.9 million as of December 31, 2004, an increase of $15.9 million from $36.0 million last year. The debts bear various interest rates as of December 31, 2004 ranging from 2.3% to 8.5%. The existing level of the Company’s financial leverage could adversely affect the Company’s ability to obtain additional financing for working capital, acquisitions or other purposes and could make the Company more vulnerable to economic crisis in the different geographical markets and to competitive pressures from its main competitors. The global uprising trend in interest rates could also adversely affect the Company’s financial performance.

As a substantial portion of the Company’s available cash from operations will have to be applied to meet debt service requirements, the Company’s liquidity could be affected as well as its ability to fund capital expenditures. Notwithstanding, the Company believes that its cash flow from operations and other sources of liquidity will be adequate to meet its requirements for working capital, capital expenditures, interest payment and scheduled principal payment for the foreseeable future. However, if the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or obtain additional financing. There is no assurance that this additional financing could be obtained or if obtained, would be on terms favorable to the Company.

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

7.	Worldwide Political, Economic, Legal and Other Uncertainties

The Company is incorporated in the British Virgin Islands and has operating subsidiaries incorporated in Hong Kong, the United States, The United Kingdom, the People’s Republic of China (“PRC”), Thailand, Indonesia and Malaysia. The Company manufactures and distributes baby diapers, training pants and adult incontinence products in North America, Europe, Greater China and South East Asia regions. The global operations may render the Company subject to political, economic risks and legal uncertainties, including the changes in economic and political conditions and government policies;

wars, civil unrest, acts of terrorism and other conflicts; changes in tariffs, trade agreements and taxation and limitation of repatriation of funds due to foreign exchange controls. The occurrence or consequences of any of the aforesaid factors may restrict the Company’s ability to operate in the affected region and decrease the profitability of the Company’s operations in that region.

Item 4. Information on the Company.

A.	History and Development of the Company

DSG International Limited, established in Hong Kong in 1973, is one of the world’s leading companies specializing in manufacturing disposable baby diapers, training pants and adult incontinence products, with over thirty years of experience in this industry. The Company now operates eight manufacturing facilities in North America, Asia and Europe with extensive distribution activities around the world.

In the 10-year span, from 1984 to 1994, the Company had expanded its operations into the United States of America, United Kingdom, Australia, Singapore, Switzerland, Canada, Thailand, and China. In addition, the Company successfully completed the initial public offering in the U.S. of its Ordinary Shares listed under the NASDAQ National Market System in 1992.

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

In December 2004, the Company reorganized its subsidiary structure in the Southeast Asia region. Upon completion of the reorganization, the Company’s directly and majority-owned subsidiaries in Malaysia, Singapore and Indonesia are now subsidiaries of DSG International (Thailand) Ltd. (“DSGT”). DSGT and its subsidiaries are accounted for by the Company as entities under common control. Shares were swapped in the intercompany transaction to accomplish the corporate reorganization. As part of the reorganization, a dividend of $2.6 million was paid to the minority shareholders. In addition, directors and certain key employees of the Company purchased shares in DSGT for $326,000. The Company recognized compensation expense of $2.0 million for the difference between the issuance price and fair value and a gain on the sale of shares of subsidiary of $1.5 million. Prior to the sale of shares to related parties, the Company owned approximately 88% of DSGT. As a result of these transactions, the Company now owns approximately 82% of DSGT.

On December 22, 2004, DSGT filed a registration statement and draft prospectus with the Securities and Exchange Commission, Thailand and the Stock Exchange of Thailand (“SET”) proposing a public offering of shares of DSGT on the SET. The Company expects to complete the public offering of additional new shares on the SET in 2005 and expects to continue to have a majority ownership of DSGT after the completion of the public offering. The Company will likely have gains on the sale of stock in connection with this public offering in 2005.

DSG International Limited is incorporated in the British Virgin Islands under the International Business Companies Act of 1984 and has its principal executive office at 17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, Hong Kong. Its telephone number is (852) 2484-4820.

CAPITAL EXPENDITURES

Principal capital expenditures of the continuing operations over the last three years include the following:

	2004	2003	2002
Purchase of land in Thailand	$—	$289,000	$—
Purchase of land use right in Shanghai, PRC	—	1,676,000	1,433,000
Purchase of London residence property	—	12,297,000	—
Construction of manufacturing equipment for the joint venture investment in Shanghai, PRC	9,662,000	3,754,000	—
Building construction for the joint venture investment in Shanghai, PRC	2,638,000	—	—
Building construction in Thailand	3,425,000	523,000	—
Additions and modifications to machinery and equipment in the Company’s various operations	5,943,000	5,787,000	4,136,000

Total	$21,668,000	$24,326,000	$5,569,000

The Company’s plan for major investment in 2005 is the capital injection of $1.1 million for the Shanghai, PRC diaper manufacturing plant, and the remaining building construction cost of $606,000 for the joint venture investment in Shanghai, PRC. The financing for these expenditures will be partially funded by banking facilities and partially funded by internally generated cash from operations.

The Company’s plans for capital expenditures are subject to changes from time to time and could result from, among other things, the consummation of any significant amount of additional acquisition or investment opportunities, which the Company is constantly exploring.

B.	Business Overview

1.	General

The Company manufactures and markets disposable baby diapers, training pants and adult incontinence products primarily under its own brand names, which include “DRYPERS®”, “FITTI®”, “PET PET®”, “COSIFITS®”, “BABY LOVE®”, “BABYJOY®”, “DISPO 123™”, “HANDY™”, “CERTAINTY®” and “MERIT®”. The “DRYPERS®” brand was acquired in March 2001. The Company also manufactures and markets disposable baby diapers, adult incontinence and training pants products under private labels. The Company’s products are sold internationally, with its eight manufacturing facilities being in Hong Kong, the United States, the United Kingdom, the People’s Republic of China (“PRC”), Thailand, Indonesia and Malaysia.

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

In the PRC, the Company estimates that the consumer market penetration rate of disposable baby diapers is around 4% and the market size is growing at a rate of 15% per annum. The Company’s leading brands, “FITTI®” and “PET PET®”, are well established in most of the major cities including Shenzhen, Guangzhou, Shanghai and Beijing; and the Company’s economy brands, “FITTI® Basic” and “BABY LOVE®”, expanded rapidly in the eastern, northeastern, western and central part of the PRC. By using the premium “FITTI®” and economy “FITTI® Basic” brands, the Company delivers a clear brand icon to the consumers in the PRC and strengthens the baby disposable diapers market penetration nationwide in the PRC. The Company estimates that it holds the third position in overall market share among its competitors in the PRC. In the Guangdong province, the major southern province of the PRC, the Company has a well-established sales and distribution network that extends throughout the province and cities and the Company believes that it is the market leader in the province, with around 28% market share. In the northern part of the PRC, the Company’s sales operation has built up direct sales distribution channels in the Beijing and Tianjin markets and expanded its wholesale network into other northern and northeastern provinces such as Shandong, Shanxi, Hebei, Shaanxi, Jilin and Liaoning as well as various cities. In the eastern part of the PRC such as Fujian, Zhejiang, Jiangsu provinces, the Company established a strong sales and distribution network by working with a number of reputable territorial wholesalers. Management of the Company is optimistic about the growth opportunity in these provinces and cities. In Shanghai Municipal, the Company developed its direct sales and distribution network with major foreign investor-owned hypermarkets and state-owned supermarket chains. The Company’s sales office in Shanghai also functions as a nationwide sales and marketing centre to focus and keep pace with the market development in the PRC. In addition, the Company has a sales office in Wuhan to reinforce the distribution efforts in the Central and Western part of the PRC. Overall, the Company has expanded its sales and distribution networks in 28 provinces, 3 municipals and over 200 cities in the PRC through its direct sales and distribution team and engagement of either distributors or wholesalers. The Company continues its effort in exploring the potential of other PRC markets. In 2004, the Hong Kong disposable diaper market remains stagnant due to low birth rate and weak economy; however, the Company maintained its second place position in the Hong Kong market with an estimated market share of 21%.

In Thailand, the Company underwent brand consolidation from four to three diapers brands, namely “FITTI®”, “BABYLOVE®” and “FITTI® Basic” in order to strengthen its market positioning against the competitors. The Company has successfully built its brand value by continuous advertising and promotional campaigns and the Company’s “BABYLOVE®” brands gained additional market share in the mid-range sector. The Company’s overall baby diapers sales volume grew by over 30% in 2004 versus 2003 and the market share improved from 15% in 2003 to 20% in 2004, represented the second largest market leader in Thailand. In Malaysia, the Company underwent several key strategic moves, including brand consolidation from five to three diaper brands, namely “FITTI®”, “PET PET®” and “FITTI® Basic”, reorganizing of sales and marketing team and expansion of distribution channels. In response to the consumer demands in the market place, the Company improved its products quality and features on “PET PET®” and “FITTI® Basic”, and created product differentiation among competitors’ brands. The Company’s overall baby diapers sales volume grew by 7% in 2004 over 2003. The Company’s market share edged up to 12% in 2004 and seized the second largest market leader position in Malaysia in the last quarter of 2004. In Indonesia, there was a price war on all the products from premium to economy ranges in the market commenced in the middle of the year 2004 and the consumers are becoming price-driven. The Company has reacted proactively through a series of product repositioning in the last quarter of 2004 and launched a newly designed economy product in the first quarter of 2005. In Singapore, the Company has improved its distribution channel in traditional trade segment and restructured its operation in late 2004 to improve efficiency and profitability. The Company re-launched “PET PET®”, upgraded “FITTI® Basic” in the second half of the year 2004 and captured a 4% volume growth in the market. With the product repositioning and feature upgrades, the Company is optimistic on the sales growth of disposable baby diapers in the coming years.

In December 2004, the Company reorganized its subsidiary structure in the Southeast Asia region. Upon completion of the reorganization, the Company’s directly and majority-owned subsidiaries in Malaysia, Singapore and Indonesia are now subsidiaries of DSG International (Thailand) Ltd. (“DSGT”). DSGT and its subsidiaries are accounted for by the Company as entities under common control. Shares were swapped in the intercompany transaction to accomplish the corporate reorganization. As part of the reorganization, a dividend of $2.6 million was paid to the minority shareholders. In addition, directors and certain key employees of the Company purchased shares in DSGT for $326,000. The Company recognized compensation expense of $2.0 million for the difference between the issuance price and fair value and a gain on the sale of shares of subsidiary of $1.5 million. Prior to the sale of shares to related parties, the Company owned approximately 88% of DSGT. As a result of these transactions, the Company now owns approximately 82% of DSGT.

On December 22, 2004, DSGT filed a registration statement and draft prospectus with the Securities and Exchange Commission, Thailand and the Stock Exchange of Thailand (“SET”) proposing a public offering of shares of DSGT on the SET. The Company expects to complete the public offering of additional new shares on the SET in 2005 and expects to continue to have a majority ownership of DSGT after the completion of the public offering. The Company will likely have gains on the sale of stock in connection with this public offering in 2005.

The Company manufactures and distributes adult incontinence products through its operation in Thailand to all other markets in Asia under its “DISPO 123™”, “HANDY™” and “CERTAINTY®” brands. The Company achieved 20% volume growth in 2004 and was holding a strong 72% market share, being the market leader in the adult incontinence market in Thailand. In other Asian markets, the sales of adult incontinence products have increased steadily over the years and the Company’s brands are well established both in the retail and institutional sectors. Some new brands have been introduced in different South East Asian countries but the Company remains optimistic about the market growth potential of the adult incontinence market in the Asian Pacific region.

During 2004, the Company’s operation in the United Kingdom continues to market its branded products to wholesalers and grocery retail accounts and experienced a modest growth of net sales from $3.5 million to $4.2 million. The Company manufactures private label disposable diapers on a selective basis.

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

The Company’s growth strategy is to target its products at selected sectors of mature markets, such as the United States and Europe, and to take a broader marketing approach in less developed markets where there is a high rate of growth in disposable diaper usage. The Company believes that its manufacturing facilities in Asia will enable it to participate in the expected growth of those markets. In the past, the Company has expanded its business into new markets by acquiring the assets of disposable baby diaper and adult incontinence manufacturers. The Company also expands through establishing its own manufacturing facilities in emerging markets which offer significant growth potential, such as the Company’s facilities in the PRC, Thailand, Indonesia and Malaysia, which were opened in 1994, 1995, 1998 and 1999, respectively.

The Company’s principal raw materials are fluff wood pulp and super absorbent polymer. Other raw materials include polyethylene back-sheets, cloth-like breathable back-sheets, polypropylene non-woven liners, adhesive tapes, mechanical closure tapes, hot melt adhesive, elastic, aloe vera and tissue. Fluff wood pulp costs and other raw material costs had edged up in 2004. It is anticipated that these raw material costs will continue to increase in 2005, particularly the wood pulp, super absorbent polymer and polypropylene non-woven. The Company estimates that the magnitude of this raw material increase will be about the same as 2004. Raw material costs typically account for about three-quarters of cost of goods sold.

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

2.	Geographic Segment and Product Category Information

The following table sets forth the percentage of the Company’s net sales of continuing operations by geographic market and product category activity:

	2004	2003	2002
Net sales
North America	65.4%	69.8%	70.9%
Asia	32.6	28.5	27.3
Europe	2.0	1.7	1.8

	100.0%	100.0%	100.0%

Product sales by category
Disposable baby diapers	80.8%	77.5%	79.3%
Adult incontinence products	14.7	16.4	14.5
Training pants, youth pants and sanitary napkins	4.5	6.1	6.2

	100.0%	100.0%	100.0%

3.	Seasonality

There is no significant seasonality impact on the Company’s business in most countries.

4.	Raw Materials

The raw material components used in the manufacturing process are fluff wood pulp, super absorbent polymer, polyethylene back-sheet, cloth-like breathable back-sheet, polypropylene non-woven liner, adhesive closure tape, mechanical closure tapes, hotmelt adhesive, elastic, aloe vera and tissue.

The main raw material is fluff wood pulp, which is purchased from several suppliers in the United States and Scandinavia. The source from which the fluff wood pulp is shipped to the Company’s manufacturing facilities is dependent on price, quality and availability. Other raw materials are purchased from various sources, also depending on price, quality and availability. Fluff wood pulp costs and other raw material costs had edged up in 2004. It is anticipated that these raw material costs will continue to increase in 2005. The Company maintains good and long-term relationships with its raw materials suppliers. The Company’s chief purchasing officer oversees the purchasing and sourcing policies of each of the Company’s manufacturing facilities and is responsible for new material developments and keeping track of all world-wide producers of raw materials. This person also negotiates and determines the purchase of the Company’s major raw materials with the Company’s key raw material suppliers.

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

The Company continues to expand its private label baby diaper and training pants business throughout North America with such customers as Wal-Mart, Walgreens, Kroger, Giant Eagle, Meijer, Aldi, Amway/Quixtar, Federated Foods and Consolidated Stores. The Company is one of very few full line manufacturers capable of producing and marketing a full range of disposable baby diapers as well as training pants and youth pants. This advantage should enhance the Company’s sales and private label partnership opportunities moving into the future. Sales grew steadily with expanded private label sales and distribution through the leading disposable diapers retailers, such as Wal-Mart Stores USA and Canada in 2004.

The Company’s primary focus on adult incontinence products is the continued development of profitable private label partnerships within the retail segment of the market with selected retailers such as Walgreens. The Company’s focus is on the adult brief products, offering a wide range of product and feature alternatives. The Company was the first to bring disposable adult pants to the North American market and the Company will continue to explore innovative product opportunities that will make a positive difference in this category and bring better solutions to the incontinence user.

ii.	Sales and Marketing

Disposable baby diapers account for more than 90% of the baby diaper changes in North America. The market can be divided into several segments: brands that are advertised and sold nationally; brands that are not widely advertised and are sold regionally; and baby diapers that are sold under private label brands. The nationally advertised brands account for around 85% of all baby diapers and 80% of all training pants sales. The Company maintains a good distribution base on its “DRYPERS®” and “FITTI®” brands. The Company’s “DRYPERS®” and “FITTI®” brand training pants have enjoyed excellent consumer acceptance. The new “DRYPERS®” training pant is the first one in the value segment to offer stretchy side panels similar to the leading national brand. Another training pant first for the Company is the unique back tag. The Company was also first to offer wetness indicators on their training pants. The Company’s youth pant segment continues to grow and now accounts for more than 4% of total category sales and 18% of pant segment sales.

The Company efficiently services the North American market from three manufacturing and distribution facilities. These facilities are located in Duluth, Georgia, Marion, Ohio and Vancouver, Washington. The Company believes it has more competitive advantages than other competitors in offering its national trade customers the logistical benefits of multiple and geographically well-positioned facilities. The Company closed its Oconto Falls, Wisconsin facility by exiting the institutional adult incontinence business and relocated the remaining production capacity for retail markets to Marion, Ohio facility. This closure was strategically implemented to reduce overhead expenses and terminate unprofitable business. Where beneficial for the Company and appropriate for its trade customers, the Company commissions independent brokers and non-food sales representatives to sell directly to retailers and distributors/wholesalers. These brokers and sales representatives, managed by the Company’s direct sales management team, serve as the Company’s agents within defined territories to monitor sales, implement trade promotions and handle the required merchandising activities and responsibilities. The Company’s direct sales management team is responsible for the Company’s marketing and headquarter sales functions.

The Company remains committed to its marketing philosophy of direct servicing of its customers and accounts by the sales management personnel. This allows the Company to provide a high degree of category expertise and education to the trade and to be able to promptly respond to trade and market needs. In addition, the strategic locations of its North American manufacturing and distribution facilities has enabled the Company to achieve average shipping transit time of one to two days for most North American destinations and an excellent focus on supply chain management.

Private Label. This segment of the Company’s business is the major volume area and area of potential growth. The Company continues to strengthen its existing private label partnerships with major retailers such as Wal-Mart USA, Wal-Mart Canada, Kroger, Walgreens, A&P, Giant Eagle, Amway/Quixtar, Aldi, Federated, and Consolidated Stores, by adding new products in both areas of disposable baby diapers and training pants. The Company will continue to target other major retailers to establish new profitable private label partnerships in all of its product categories. The Company has positioned itself very well with an advanced line-up of premium products that are better suited to meet the needs of the North American retailers than most of its competitors. The Company recognizes that the private label segment remains somewhat more insulated than that of the typical “value” brands from the aggressive price/promotional strategies of the advertised brands, due to the protective/defensive posture that major retailers tend to take when it comes to protecting their corporate brand franchise. The Company is one of a limited number of manufacturers capable of supplying a full range of quality disposable baby diapers, training pants, and youth pants and has a proven track record for delivering quality products, category expertise and customer service for more than twenty years in North America.

Branded Products. Due to the intense price and promotional pressure by the advertised brands, combined with a declining birth rate in the U.S. market, the “value brand” segment continues to shrink. By the end of 2004, the combined share of the Company’s “DRYPERS®” and “FITTI®” brands was roughly 1.0% of the total units of disposable baby diapers and training pants sold in grocery outlets throughout North America. The Company continues to pursue a hybrid marketing program on the “DRYPERS®” brand. This hybrid is a combination of “every day low price” (“EDLP”) and targeted consumer and trade marketing, designed to increase sales while enhancing their marketing return on investment. The grocery sector (excluding Wal-Mart) now represents around 40% of the over $3.7 billion United States retail market. In certain markets, such as New York/New Jersey, the nation’s largest retail market, the Company believes that the “FITTI®” brand share is much greater than conventional market share tracking companies would indicate. This is because a much higher percentage of “FITTI®” diapers and training pants are sold through urban wholesalers and inner city retailers that typical market research does not track. The Company concentrates its efforts and marketing activities in providing wholesalers and retailers with above average category profits through the use of packaging with greater shelf impact, consumer preferred pre-priced packaging, creative promotional support, creative consumer marketing vehicles, efficient distribution, electronic data interchange and a high level of customer service. The Company has maintained its strategy of providing the best EDLP on its “FITTI®” brand, offering the consumer “the best product for the price” all the time. The Company provides consumers with quality products at affordable price, unique product features and consistent value. The Company has worked to maintain its branded business with a concentrated effort against a primary diaper selling class of trade: grocery with key retail partners such as Shoprite, Pathmark, and Super Value. Some distribution and sales gains have been made in other non-grocery outlets such as Fred’s Dollar Stores and the U.S. military. The Company continues to benefit from new product ideas and unique retailer profit opportunities to the disposable baby products segment.

The Company recognizes that private brands represent more than 30% of the retail category sales in adult incontinence with steady growth and it is this sector of adult incontinence where the greatest retail sales opportunity exists. The Company will continue to target this private brand segment with a range of superior products in terms of product features and performance. The Company’s strategy is to provide products to the marketplace that are superior to other available products and that are also more affordable than the advertised brands. The drug store trade still represents the majority of adult incontinence retail sales with approximately 50% share of the over $600 million category. Growth potential for the entire category remains high as the population continues to age, people who are incontinent become more open to treatment solutions and better products are developed.

b.	Asia

i.	Products

The Company manufactures disposable baby diapers primarily under its own brands in Asia. The Company’s leading brands are “FITTI®” and “PET PET®”, and economy brands are “FITTI® Basic”, BABY LOVE®”, and “BABY JOY®”. The Company also manufactures private labels on a selective basis. Both “FITTI®” and “PET PET®” enjoy substantial market share, are well supported by advertising and promotional activities, and are priced strategically lower than the major U.S. national and the Japanese brands sold in Asia. The Company’s economy brands are products targeted to compete strictly on price and value with local brands.

The Company manufactures and distributes adult incontinence products under its own brands “DISPO 123™”, “HANDY™”, “CERTAINTY®” and “CERTAINTY® Guard”. The Company also manufactures adult incontinence products in private labels. The “DISPO 123™” product is an ultra anatomic diaper, featuring multi-strand leg elastics, frontal tape closure system and stand-up leg gathers, “HANDY™”, “CERTAINTY® and “CERTAINTY® Guard” has similar features as “DISPO 123™” with slight specifications change.

ii.	Sales and Marketing

The Company continues to command one of the leading market positions in Asian markets. The Company enjoys first-mover advantages and localization of manufacturing and distribution base in most of the markets in the Asian region and has established invaluable brand image and strong positions for the Company’s products. The Company continues to focus on expansion of sales in the PRC, Thailand, Malaysia and Indonesia by capitalizing on the increasing usage of disposable baby diapers that are well supported by strategic pricing and effectively designed advertising and promotional activities. The Company also sells its products in Brunei and, to a lesser extent, India, Vietnam, Philippines and Pakistan.

The volume of disposable baby diaper usage varies significantly in different markets, depending to a large extent on the level of per capita disposable incomes. The disposable baby diaper usage is relatively high in Hong Kong and Singapore. Although these two mature markets contracted due to economic downturn, the Company has been able to pursue strategies to maintain its market share in these markets. Disposable baby diaper usage is relatively low in other Asian developing countries, but the Company believes that there is huge potential on volume growth as usage and income levels in these countries continue to increase.

In Asia, the Company identified the PRC, Thailand, Malaysia and Indonesia as the key markets that will expand rapidly in the next decade. The Company’s strategy is to offer a premium branded product targeted to compete with major U.S. and Japanese brands and to offer mid-range and economy brands to compete in the fastest growing segment of the markets. The Company also ensures flexibility in product features, packaging and marketing functions to satisfy the ever-changing needs and trends of the different markets in Asia.

In Hong Kong, the Company has its own direct sales force. Its products are sold in all major pharmacy outlets and department stores which account for 65% of all disposable baby diaper sales, while the remaining 35% are sold in major retail supermarket and hypermarket chains such as Park’N Shop, Wellcome and China Resources Company. The disposable baby diaper market in Hong Kong has contracted due to low birth rates, and a weak economy. Around 90% of the Company’s disposable baby diapers sales in Hong Kong are sales of “FITTI®” and “PET PET®” brands of products which collectively have approximately 21% share of the market. The “FITTI®” and “PET PET®” brands are supported by advertising and promotion programs, which not only impact sales in the local market but also in the Pearl River Delta area of Guangdong province in the PRC.

In the PRC, the Company’s leading brands are distributed in hypermarkets, supermarket chains, department stores and independent retail stores in most of the provinces, such as Guangdong, Fujian, Zhejiang, Jiangsu, Shandong, Shanxi, Hebei, Shaanxi, Liaoning, Jilin and major municipals and cities, such as Guangzhou, Shenzhen, Shanghai, Shantou, Zhongshan, Tianjin and Beijing. To cope with the rapid development of foreign invested hypermarkets and state-owned supermarket chains in the PRC, the Company has good relationships with the major players like Carrefour, Wal-mart, Trust-Mart and Makro, as well as Century Lianhua, and others. The Company’s products are listed and sold in these hypermarkets and supermarket chains. The Company’s sales operation in Beijing directly services the Beijing and Tianjin markets and expands sales and distribution to northern and northeastern markets such as Shandong, Shanxi and Liaoning provinces and other cities. The Company’s sales and marketing office in Shanghai not only directly services the Shanghai market and serves as a logistic center for the markets in the eastern part of the PRC, but also oversees the nationwide market in the PRC. The Company also has a sales office in Wuhan focuses on the expansion of its distribution network to the provinces and cities in the Central and Western part of the PRC, such as Wuhan, Chengdu, Sichuan, Chongqing, Yunan, Hunan and Hubei. The Company has expanded its distribution network to 28 provinces, 3 municipals and over 200 cities in the PRC. The Company’s sales expansion in the PRC is well supported by its strategic products and pricing together with customized advertising and promotion programs. The Company estimates that the current usage of disposable baby diapers in the PRC is around 4% and will grow in accordance with the anticipated rapid economic growth of the country.

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

In Thailand, although the usage of disposable baby diapers is relatively low, the disposable baby diaper market has been growing rapidly in the recent few years. The Company’s major brands in the market are “FITTI®”, “BABY LOVE®” and “FITTI® Basic”. The Company’s sales have been increasing with the growth of the market and from the expansion of the Company’s distribution networks throughout the country. Over 60% of the Company’s sales in Thailand were in the Bangkok metropolitan area, with the rest of the sales coming from the suburban provinces. The Company’s products are distributed to supermarkets and department stores by its own nationwide sales force. The Company has been able to capitalize on the market growth and sustained a market share of about 20% in 2004. The Company also manufactures private label products for a supermarket chain. The Company’s adult incontinence products are distributed to hospitals, supermarkets and department stores. AC Neilsen reported the market share of the Company’s adult incontinence products was 72% in 2004. The Company is also expanding its sales of adult incontinence products in other Asian markets.

The Company’s brands “FITTI®”, “PET PET®”, “BABY LOVE ®” and “FITTI Basic ®”are the leading brands in the Indonesian market. With the joint venture manufacturing facility near Jakarta, the Company is able to reduce its product costs as a result of an import duty exemption on raw materials and minimize the adverse effect of currency fluctuation. The Company’s products are sold in all major hypermarkets and supermarket chains and its major competitors in the market are imported U.S. and Japanese major brands and a local brand.

In Singapore, the disposable baby diaper market in Singapore is mature but relatively small. The Company’s brands are “FITTI®”, “PET PET ®” and “FITTI® Basic” which are sold and distributed directly by its own sales force in major retail chains, department stores and hypermarkets.

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

The U.K. retail disposable baby diaper market in 2004 was approximately $730 million. The Company estimates approximately 90% of the market was branded products from P&G and KC and the remainder is comprised of various private label brands of retailers supplied by European diaper manufacturers.

The Company focused on selling its branded products to regional retailers and wholesalers by offering a value-oriented product with good profit margins and a high level of service. The Company also produces its own label for certain U.K. grocery chains.

6.	Dependant Patents, Licenses and Contracts

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

The Company has licenses to use certain patented technology relating to certain features of the disposable diapers it manufactures. In 1997, P&G claimed that certain of the Company’s diaper products infringe P&G’s patents and demanded payment for past infringement and an agreement to pay future royalties. The Company and P&G reached settlement of this claim for the United States market in 1998. On May 21, 2001, the Company entered into an agreement with P&G to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company’s products in the Asian Pacific and Australian regions after December 31, 2000 ($332,000, $216,000 and $546,000 for the year ended December 31, 2004, 2003 and 2002, respectively). The agreement encompasses fixed payments totaling $300,000 relating to the period prior to January 1, 2001 and payment of royalties based on a percentage of sales of certain products in the Asian Pacific region beginning January 1, 2001.

On September 12, 2003, the Company entered into another agreement with P&G to resolve any possible dispute between the parties related to the patent. This agreement grants a royalty bearing, non-exclusive right for certain products produced by the Company’s North American region.

b.	Contracts

In December 2004, the Company, entered into an agreement with three lenders for an Equipment Loan of JPY1,200,000,000.

This is a term loan for five years maturing in 2009 with quarterly payment of $525,500 plus interest (Japanese swap rate 4.5% or a fixed rate of 5.175% per annum). The security for this loan is the manufacturing equipment in our joint venture and the joint ventures receivables.

In 2004, the Company pledged a fixed deposit of $1.7 million with a bank in Thailand for a banking facility provided to the Company’s Thailand operation.

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

In April 2002, the Senior Lender and the Subsidiary amended the revolver line to allow for advances of up to $1.45 million for a legal settlement, increased the capital expenditure line to $6.98 million and revised certain covenants including capital expenditures, payments and prepayments, and additional indebtedness.

As of December, 2004 and 2003, the Subsidiary borrowed $3.58 million and $2.25 million Term Loan, respectively with interest payable at prime plus 3.25% per year at 8.5% and 7.25%, respectively. These loans are divided into two separate term loan and repayable in monthly installments of principal in the amount of $145,732 and $121,587 plus accrued interest and are collateralized by the substantially all the Subsidiary’s assets as of December 31, 2004 and 2003, respectively. In addition, the Subsidiary had outstanding borrowings of approximately $3.75 million and $6.57 million of the $15 million revolving credit facility as of December 31, 2004 and 2003, respectively. These amounts were recorded as a component of short-term borrowings in the Company’s consolidated balance sheets. The Company had approximately $11.25 million and $8.43 million available for additional borrowings under the revolving credit facility at December 31, 2004 and 2003, respectively.

Among other things, the Senior Lender Loan agreement contains certain restrictive covenants, including the maintenance of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and tangible net worth, and places limitations on acquisitions, dispositions, capital expenditures, and additional indebtedness. At December 31, 2002, the Company was not in compliance with the fiscal year ended audited subsidiary financial statements delivery time period covenants. This violation was waived by the Senior Lender on March 28, 2003.

In connection with the waiver of this 2002 covenant violation, the Senior Lender and the Company amended the

Term Loan agreement to extend the fiscal year ended audited subsidiary financial statements delivery time period and re-establish the minimum EBITDA and tangible net worth covenants on June 19, 2003. The Company also entered into amendment of the Term Loan agreement with the Senior Lender to reflect the changes in the U.S. tax law on October 15, 2003. The Company was in compliance with covenants in 2003 and 2004.

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

The North American disposable baby diaper market remains dominated by the brands of the two major U.S. manufacturers: P&G and KC. Their combined market share of the disposable baby diaper market is 85%; including the disposable training pant, youth pant and swim pant products. In 2004, total category unit sales are declining at a rate of about 4% and dollar sales at a rate of about 6%, with volume continuing to shift from the grocery and drug classes of trade to the dollar store and mass merchandisers. Consumers continue to move to larger packs for a lower price per diaper and more savings. These two major manufacturers continued their strategy of driving their business with aggressive retail pricing, rather than competing solely on the basis of consumer-driven marketing programs and product innovations. Retail pricing pressure remained intense in the disposable diaper and training pant categories throughout 2004. A number of major retailers remain concerned with the negative impact that the advertised brand’s strategy has had on their own private label sales and margins, and some continue to take corrective actions like raising national brand retail price and reducing branded store keeping units to protect their own brands. All of the moves made by the advertised national brands have resulted in lower retail prices and the narrowing of retail price spreads between the advertised brands and private label offerings. In an effort to compete with the leading U.S. retailer, others have relied on low entry level price points and diluted profit margins.

The continued moves by the major manufacturers to keep retail prices depressed, promote aggressively and keep the retailers satisfied with minimal margins in favor of sales volume, have put serious sales and margin pressure on smaller brand and private label manufacturers. This pressure has and will intensify with rising raw material costs. In response to this competitive activity, the Company has reallocated its promotional spending and has maintained a strategy in line with EDLP, targeted trade promotions, enhanced product features and tightened cost controls. This strategy on its core “FITTI®” and “DRYPERS®” brands has allowed the Company to protect its share in some critical markets and expand its private label base of business.

In the adult incontinence arena, the Company is in a good competitive position, having the capability to provide key retailers and consumers with product technology that is superior to what some other manufacturers can currently provide. There is an added advantage that comes from the demand for better products in order to meet the performance and comfort requirements of incontinent consumers. In spite of the tough competitive climate, overall margins potential in the adult products remain slightly better than in the baby products.

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

In the United Kingdom, the disposable baby diaper market continues to be dominated by P&G and KC. Both companies continued to heavily promote and discount their brands in the U.K. market. As a consequence of continued pressure on prices from certain customers, and upward pressure of raw materials costs, the profit margin of the diaper business has declined in 2004 compared to the year before.

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

C.	Organizational Structure

The Company’s significant subsidiaries are:

Name	Country of incorporation	Ownership interest
Advance Medical Supply Company Limited	Thailand	82.17%
Associated Hygienic Products Inc.	Wisconsin, USA	100.00%
Associated Hygienic Products LLC	Delaware, USA	100.00%
Disposable Soft Goods (Malaysia) Sdn. Bhd.	Malaysia	82.17%
Disposable Soft Goods (S) Pte Limited	Singapore	82.17%
Disposable Soft Goods (UK) Plc.	U.K.	100.00%
Disposable Soft Goods (Zhongshan) Limited	Zhongshan, PRC	100.00%
Disposable Soft Goods Limited	Hong Kong	100.00%
DSG (Malaysia) Sdn. Bhd.	Malaysia	82.17%
DSG (Shanghai) Manufacturing Limited	Shanghai, PRC	100.00%
DSG International (Thailand) Public Company Limited	Thailand	82.17%
PT DSG Surya Mas Indonesia	Indonesia	49.30%
Shuiling Holding Company Limited	British Virgin Islands	75.00%
Shanghai DSG MegaThin Company Limited	Shanghai, PRC	75.00%

In December 2004, the Company reorganized its subsidiary structure in the Southeast Asia region. Upon completion of the reorganization, the Company’s directly and majority-owned subsidiaries in Malaysia, Singapore and Indonesia are now subsidiaries of DSG International (Thailand) Ltd. (“DSGT”). DSGT and its subsidiaries are accounted for by the Company as entities under common control. Shares were swapped in the intercompany transaction to accomplish the corporate reorganization. As part of the reorganization, a dividend of $2.6 million was paid to the minority shareholders. In addition, directors and certain key employees of the Company purchased shares in DSGT for $326,000. The Company recognized compensation expense of $2.0 million for the difference between the issuance price and fair value and a gain on the sale of shares of subsidiary of $1.5 million. Prior to the sale of shares to related parties, the Company owned approximately 88% of DSGT. As a result of these transactions, the Company now owns approximately 82% of DSGT.

On December 22, 2004, DSGT filed a registration statement and draft prospectus with the Securities and Exchange Commission, Thailand and the Stock Exchange of Thailand (“SET”) proposing a public offering of shares of DSGT on the SET. The Company expects to complete the public offering of additional new shares on the SET in 2005 and expects to continue to have a majority ownership of DSGT after the completion of the public offering. The Company will likely have gains on the sale of stock in connection with this public offering in 2005.

D.	Description of Property

The Company now operates eight manufacturing facilities, with plants located in: the United States at Marion, Ohio and Vancouver, Washington; the PRC at Hong Kong and Zhongshan, Guangdong; Chesterfield, U.K.; Bangkok, Thailand; Cikande, Indonesia and Selangor, Malaysia.

Over the years, the expansion in the Company’s Thailand operations has outgrown the existing manufacturing facility. As a result, the Company purchased land of approximately 240,000 square feet in Saraburi, Thailand in 2002 and completed the building construction in 2004. The Company relocated its Thailand operation to the new facility in the third quarter of 2004.

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

The Company utilizes an aggregate of approximately 1,709,609 square feet of space in its manufacturing operations. The Company believes that its plant facilities are adequate for its present operations.

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

The following table summarizes the physical properties that are used by the Company in its manufacturing and distribution operations:

Location	Use	Approximate size (Sq. feet)	Owned/ leased	Lease expiration date
Marion, OH	Manufacturing	440,000	Leased	Oct. 2007
Bangkok, Thailand	Manufacturing	240,000	Owned	N/A
Shanghai, PRC	Manufacturing	202,305	Leased	Jun. 2052
Cikande, Indonesia	Manufacturing	174,000	Leased	Sep. 2027
Vancouver, WA	Manufacturing	134,732	Leased	Sep. 2006
Selangor, Malaysia	Manufacturing	130,681	Leased	Nov. 2006
Shanghai, PRC	Manufacturing	129,672	Leased	Jun. 2052
Zhongshan, PRC	Manufacturing	122,321	Leased	Oct. 2044
Hong Kong, PRC	Manufacturing	70,898	Leased	Jun. 2008
Chesterfield, U.K.	Manufacturing	65,000	Leased	May 2008
Bangkok, Thailand	Office	22,822	Leased	Nov. 2005
Singapore	Office	16,500	Leased	Aug. 2005
Shanghai, PRC	Office	3,815	Leased	Mar. 2006
London, U.K.	Office	3,500	Owned	N/A
London, UK	Residence	10,000	Owned	N/A
Duluth, GA	Office	2,250	Leased	May 2006
Beijing, PRC	Office	2,140	Leased	Oct. 2005
Guangzhou, PRC	Office	725	Leased	May 2006
Wuhan, PRC	Office	602	Leased	Dec. 2005

Assets Held-For-Sale

Location	Previous Use	Approximate size (Sq. feet)	Owned/ leased
Duluth, GA	Office and Manufacturing	226,625	Owned
Oconto Falls, WI	Manufacturing	165,684	Owned
Bangkok, Thailand	Manufacturing	68,805	Owned

The Company has an aggregate of approximately 461,114 square feet of space in assets held-for-sale. The Company’s land and building in Duluth, Wisconsin and Thailand are retired from active use resulting from moving the Company’s production with carrying value of $5.21 million, $1.85 million and $767,000, respectively as of December 31 2004. The Company’s assets held-for-sales in Wisconsin and Duluth were disposed in January 2005 and March 2005 with cash consideration of $1.87 million and $8.50 million, respectively. The Company believes that the remaining asset held-for-sale in Thailand will be disposed of during 2005.

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

D.	Trend Information

1.	Industry Trends

The Company believes that the most significant industry trends are:

•	fluff wood pulp costs and other raw material costs increased in 2004. It is anticipated that these raw material costs will continue to increase in 2005. The Company’s gross profit margin may be adversely affected if selling prices are not adjusted or if such adjustments significantly trails the cost increases;

•	increasing demand for cloth-like breathable back-sheet, elasticated ear patch with mechanical closure system, and thin absorbent core products, which the Company is meeting through machine modifications and product development effort;

•	the domination of industry leaders in most of the Company’s markets pressures retailers’ margins. The Company is finding it more difficult to respond to highly competitive market conditions.

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

E.	Off Balance Sheet Arrangements

Not applicable.

F.	Contractual Obligations

As of the year ended December 31, 2004, the Company’s contractual obligations and commitments were summarized as follows:

	Payment due by year
	Total	2005	2006	2007	2008	2009 and thereafter
	(Dollars in thousands)
Short-term borrowings	$19,111	$19,111	$—	$—	$—	$—
Long-term debt	32,772	6,099	7,079	3,079	12,500	4,015
Operating leases	6,483	2,510	1,965	1,071	468	469
Purchase of license use right	500	500	—	—	—	—
Joint venture investment	606	606	—	—	—	—
Investment in PRC diaper plant	1,057	1,057	—	—	—	—
Capital expenditures	595	595	—	—	—	—
Interest payment obligations	5,100	1,568	1,288	1,094	919	231
Accrued raw materials purchase obligations	6,512	6,512	—	—	—	—

Total	$72,736	$38,558	$10,332	$5,244	$13,887	$4,715

Over the last few years, the Company’s cash requirements have been primarily provided by internally generated funds and bank borrowings. In the opinion of the Company, the cash on hand of $16.5 million plus expected cash flow from operating activities is sufficient to fund its liquidity, contractual obligations and commitment needs for the next twelve months. However, the Company may require additional borrowings in order to finance expansion, capital expenditure, other investments or other business requirements. Additional information on short-term borrowings, long-term debt and commitments and contingencies is set out in Notes 14, 15 and 17 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

In April 2003, the Company entered into a joint venture agreement with Mitsubishi Corporation and Japan Absorbent Technology Institute of Japan to establish a manufacturing facility in Shanghai, PRC. The joint venture will engage in manufacturing disposable hygiene related products. The Japanese joint venture partners will provide the proprietary patents, related technology and certain raw materials. The invested capital of the investment is $5.0 million and the Company owns a 75% interest in the joint venture company. The Company is accounting for the operations of the joint venture on a consolidated basis of accounting.

In 2003, the Company acquired a land use right for approximately 130,000 square feet of land for 50 years in Waigaoqiao, Shanghai for $1.2 million and commenced construction of the manufacturing equipment for the joint venture investment. The Company paid for the manufacturing equipment from an equipment loan of $11.7 million (see Note 15 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders) and its working capital in 2004. The Company commenced the building construction in 2004, the total remaining capital commitment is $606,000 as of December 31, 2004.

In August 2001, the Company signed a license agreement to purchase a license use right for $2.5 million from the Japanese joint venture partners for the right to manufacture and use technology know-how and distribute and sell the products in certain territories for a 20 years period from the first payment in 2002. Royalty payments on products manufactured and sold by the joint venture are also required. As of year ended December 31, 2004, the Company has paid a total of $2.0 million deposit for the license rights and recorded this amount as other assets in the consolidated balance sheet. The remainder of $500,000 will be paid in 2005. Amortization of the license use right is based on the remaining life span of 20 years commencing from the date of the first royalty payment. As of December 31, 2004, no amortization has been provided.

For the entire joint venture investment project in Shanghai, the Company has committed a maximum of $20.25 million in the investment. The Company has fulfilled its obligation of $15.2 million for the necessary capital expenditure in respect of land use right, building construction, manufacturing equipment and license use right of the project in 2004.

At December 31, 2004 the Company has commitment of $257,000 for the construction of a building in Thailand and a $191,000 commitment for acquisition of spare parts in the United States. The Company has a commitment to the government of the PRC to invest a total of $3.0 million in its wholly owned PRC subsidiary for the construction of a manufacturing facility in Shanghai. The Company’s remaining requirement under this commitment at December 31, 2004 is $1.1 million. The Shanghai facility is expected to be completed in 2005.

Item 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management

The directors and executive officers of the Company are:

Name	Age	Present position
Brandon Wang	59	Director, Chairman of the Board and President
Johnny Tsui	64	Director, Vice President and Secretary
Patrick Tsang	59	Director and Vice President
Terence Leung	54	Director and Vice President
Peter Chang	58	Director, Vice President, and Chief Financial Officer
Owen Price	78	Director
Anil Thadani	59	Director

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

Anil Thadani advises the Company on financial matters, corporate strategy and development, and was a director of the Company from 1989 until April 1995, when he resigned as a result of his interest in the going private transaction. He was re-elected to the Board in September 1995. Mr. Thadani is the Chairman of Symphony Capital Partners (Asia) Limited (formerly Schroder Capital Partners (Asia) Limited), a direct investment company, which he founded in July 1992 in joint venture with the Schroders Group of the United Kingdom. Prior to this, he was the Managing Director and a founding partner of Arral & Partners Limited, a private investment company based in Hong Kong. He is also a director of numerous companies, some of which are public listed companies in Singapore, Thailand and India. Mr. Thadani has a Master’s Degree in Chemical Engineering from the University of Wisconsin, Madison, and an M.B.A. from the University of California at Berkeley.

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

Patrick Wong was promoted in 2001 to Chief Executive Officer of the Company’s South East Asian region. Mr. Wong graduated from Centro Escolar University (Philippines) as a Doctor of Dentistry in 1982. He started his career in sales and marketing in 1984 as a detailman in the pharmaceutical industry in Hong Kong. In 1990, Mr. Wong worked for U.S. Secure Co. Ltd., a Hong Kong company engaged in the marketing of disposable adult diapers in Hong Kong. Mr. Wong joined the Company’s Hong Kong operation in 1993 as Marketing Manager (Asia Pacific) for Thailand, Philippines and Indonesia markets. He was promoted to Executive Director of DSG International (Thailand) Ltd. in 1994 and transferred to Thailand in the same year for the establishment of the Company’s Thailand operation. From 1997 to 2001, he worked for the Company’s Hong Kong operation to establish its Health Care Division.

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

In 2004 the aggregate remuneration paid by the Company and its subsidiaries to all directors and senior managers of the Company listed in this Form 20-F report as a group (12 persons) for services in all capacities was approximately $7,241,664.

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

During 2004, the Company’s Audit Committee consisted of Anil Thadani, and Owen Price. Mr. Thadani is qualified and has been designated as the committee’s financial expert. Mr. Thadani and Mr. Price are considered independent as defined in Rule 10A-3b(1)(i) of the Securities Exchange Act of 1934. The principal functions of the Audit Committee are (i) to select and to engage the independent auditors to be employed by the Company; (ii) to consult with the independent auditors with regard to the plan of audit; (iii) to review, in consultation with the independent auditors, their audit report or proposed audit report; (iv) to consult with the independent auditors with regard to the adequacy of the Company’s internal accounting controls, and (v) to approve the audit fees and any non-audit services performed by the independent auditors. The Company’s Audit Committee met five times in 2004.

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

During 2004, the Audit Committee approved the compensation for Brandon Wang, Chairman and Chief Executive Officer of the Company.

D.	Employees

The Company had a total of approximately 1,576 full time employees at its manufacturing facilities as of December 31, 2004:

	2004	2003	2002
North America	339	457	543
Asia	1,179	1,042	1,005
Europe	33	31	44
Shanghai, PRC joint venture	25	—	—

Total	1,576	1,530	1,592

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

As of December 31, 2004, the total number of record holders was 28, of which 17, representing 30.67% of the Company’s Ordinary Shares, were in the United States.

The Company is not owned or controlled by another corporation or by any foreign government. The following table sets forth information regarding beneficial ownership of the Ordinary Shares of the Company by each person who on December 31, 2004 is known by the Company to own 5% or more of the Company’s outstanding Ordinary Shares and by all directors and officers as a group.

Name of beneficial owner	Ordinary shares beneficially owned
	Number		Percent
10% or more shareholders (Brandon Wang)	3,321,680	(1)	45.76%
Directors and officers as a Group (7 persons)	4,788,680	(1)	65.98%
Johnny Tsui	434,000		5.98%
Peter Chang	324,000		4.46%
Patrick Tsang	322,000		4.44%
Terence Leung	317,000		4.37%
Anil Thadani	70,000		0.96%
Owen Price	—		—

(1)	Includes 140,580 Ordinary Shares owned by Brandon Wang’s wife, Eileen Wang, as to which he disclaims beneficial ownership.

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

The following table sets forth the aggregate amount of loans made by the Company to Brandon Wang, the founder, principal shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary since January 1, 1996:

	Loan balance at beginning of year	Loans extended	Loans repaid	Balance at end of year
	(dollars in thousands)
Year ended December 31, 2004	$—	$—	$—	$—
Year ended December 31, 2003	$8,551	$—	$8,551	$—
Year ended December 31, 2002	$10,744	$1,868	$4,061	$8,551

As of December 31, 2004, the Company had a payable balance of $37,000 to Mr. Brandon Wang, Chief Executive Officer. This payable amount was classified as other current liabilities. The Company repaid $1.2 million to Mr. Brandon Wang during 2004.

During 2003, Mr. Brandon Wang, the Company’s Chief Executive Officer, and a Trust controlled by him repaid the entire shareholder loan, which had an outstanding balance of $8.6 million on December 31, 2002. To repay the shareholder loan, Mr. Wang used funds from a shareholder dividend paid by the Company in March 2003, shares sold back to the Company and net proceeds from the sale of his London residence.

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

On March 20, 2003, the Board of Directors of the Company authorized the purchase of the London residence of Mr. Wang, for its fair market value of $12.3 million as determined by an independent appraiser. The net proceeds of this transaction of $5.7 million was used by Mr. Wang to repay a portion of the shareholder loan due to the Company. The Board of Directors authorized Mr. Wang and his wife’s use and lease of this London property from the Company at a market rate of $36,000 per month.

In 2004 and 2003, the Company received a rental income of $432,000 and $216,000, respectively, from Mr. Brandon Wang and his wife on the use and lease of the London property.

During 2003 and 2002, Mr. Wang and a trust controlled by him repaid $8.6 million and $4.1 million, respectively, to the Company. In 2002, the Company advanced $1.9 million to Mr. Wang and to a trust of which he is a beneficiary. This advance was made under a loan and security agreement in which the Company agreed to make loans to Mr. Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes bearing interest at a rate equal to 1.5% over LIBOR or such other rate that the Board of Directors and the borrower shall agree in writing. Interest of $81,000 and $230,000 was charged on these advances in 2003 and 2002, respectively.

As a result of these series of transactions and the remaining payable balance of $754,000 due to shares repurchased from Mr. Wang, the Company had a balance of $1.2 million payable to Mr. Wang and a Trust controlled by him as of December 31, 2003.

In 2004, certain directors and key employees of the Company purchased shares of the Company’s Thailand subsidiary at amounts below market value. The Company recognized $2.0 million of compensation expense related to this transaction.

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

The information required is contained in Notes 3, 4 and 17 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders, and is incorporated herein by reference.

Item 9. Stock Price History.

A.	Listing Details

The Company’s Ordinary Shares are listed on the NASDAQ National Market System under the trading symbol DSGIF, and are not listed for trading in any foreign trading market.

ORDINARY SHARE PRICE:

	2004	2003	2002	2001	2000
High	$7.700	$8.250	$4.220	$7.906	$7.000
Low	2.610	3.390	1.110	3.450	4.000

	2005		2004		2003
Quarter	High	Low	High	Low	High	Low
First	$5.400	$4.000	$7.700	$4.500	$5.980	$3.390
Second	—	—	5.430	2.750	6.060	3.500
Third	—	—	3.740	2.750	8.000	4.260
Fourth	—	—	4.870	2.610	8.250	4.200

	May 2005	Apr 2005	Mar 2005	Feb 2005	Jan 2005	Dec 2004
High	$7.749	$4.730	$5.400	$5.250	$4.999	$4.870
Low	4.010	4.010	4.050	4.100	4.000	2.610

B.	Plan of Distribution

Not applicable.

Item 10. Other Information.

A.	Share Capital

The Company’s authorized share capital consists of 20,000,000 Ordinary Shares, $0.01 par value per share. At May 31, 2005, there were 7,258,316 Ordinary Shares of the Company outstanding, all of which were fully paid.

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

Under the Company’s Memorandum and Articles of Association, there are 12,741,684 authorized but unissued Ordinary Shares as of year ended December 31, 2004. Those additional authorized but unissued Ordinary Shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital or for facilitating corporate acquisitions. The Company issued 1,175,000 shares pursuant to the Equity Participation Plan (see Note 19 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders), then repurchased and cancelled 905,800 shares during 2003. The Company does not currently have any plans to issue additional Ordinary Shares.

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

Under the Company’s Articles of Association, the Board of Directors is authorized to exercise the power of the Company to offer, allot, grant options over or otherwise dispose of all of the remaining unissued Ordinary Shares of the Company, which comprise 12,741,684 Ordinary Shares as of December 31, 2004. The Board of Directors may, without further shareholder action, increase the number of authorized shares of the Company.

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

The Company issued 1,175,000 Ordinary Shares in 2003, see Note 19 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

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

Loan and Security Agreement between Associated Hygienic Products LLC as borrower and Foothill Capital Corporation as lender dated March 14, 2001 and as amended under which the lender agrees to make a term loan, a capital expenditure line and revolver advances to the borrower up to $32.975 million. See “Dependent Patents, Licenses and Contracts” in Item 4.B.6. and Notes 14 and 15 of the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

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

Certain dividends received from a foreign corporation before January 1, 2009 by a U.S. Investor that is an individual with respect to shares that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. The Company believes that its Ordinary Shares, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States. There can be no assurance that our Ordinary Shares will continue to be readily tradable on an established securities market in later years. Individuals that do not meet a minimum holding period requirement during which they are not protected from this risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Ordinary Shares. U.S. Investors that are individuals should consult their own tax advisors regarding the application of these rules in their particular circumstances.

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

Prior to the effective date of their repeal by the American Jobs Creation sections 551 through 558 of the Code related to foreign personal holding companies (“FPHCs”) and imputed undistributed income of certain foreign corporations to U.S. persons who are shareholders of such corporations. Prior to such repeal, which was effective with repect to the Company for tax years beginning on and after January 1, 2005, and which was effective for tax years of U.S. Investors ending on and after such date foreign corporation was classified as a FPHC if (i) five or fewer individuals, who were U.S. citizens or residents, directly or indirectly owned more than 50% of the corporation’s stock (measured either by voting power or value) (the “shareholder test”) and (ii) the Company received 60% or more of its gross income (regardless of source), as specially adjusted, from certain passive sources (the “income test”).

The Company believes that it has not been a FPHC for any taxable year since its formation through the effective date of the Jobs Act’s repeal of the FPHC regime because for each such year either or both of the income test and the shareholder test were not met.

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

2.	Exchange Rate Fluctuation

	2004			2003
	High	Low	Average	High	Low	Average
First quarter
Australian dollar	1.32	1.29	1.30	1.70	1.64	1.67
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.69	1.67	1.68	1.77	1.73	1.75
Thai Baht	39.38	39.08	39.19	42.95	42.76	42.84
Indonesian Rupiah	8,587.00	8,441.00	8,491.67	8,908.00	8,876.00	8,896.33
Swiss Franc	1.28	1.25	1.26	1.37	1.35	1.36
Pound Sterling	0.55	0.54	0.54	0.64	0.61	0.63
Euro	0.82	0.80	0.80	0.93	0.92	0.93
Hong Kong dollar	7.80	7.78	7.79	7.80	7.80	7.80
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28

Second quarter
Australian dollar	1.44	1.37	1.40	1.61	1.50	1.55
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.71	1.69	1.70	1.77	1.73	1.75
Thai Baht	40.73	39.84	40.32	42.90	41.39	42.10
Indonesian Rupiah	9,415.00	8,661.00	9,095.33	8,675.00	8,279.00	8,413.00
Swiss Franc	1.29	1.25	1.26	1.36	1.30	1.34
Pound Sterling	0.56	0.54	0.55	0.63	0.61	0.61
Euro	0.83	0.82	0.82	0.90	0.85	0.87
Hong Kong dollar	7.80	7.79	7.80	7.80	7.80	7.80
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28

Third quarter
Australian dollar	1.42	1.39	1.41	1.54	1.48	1.51
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.71	1.69	1.70	1.76	1.74	1.75
Thai Baht	41.49	41.09	41.30	42.04	40.19	41.13
Indonesian Rupiah	9,328.00	9,168.00	9,222.00	8,535.00	8,389.00	8,476.33
Swiss Franc	1.28	1.26	1.27	1.40	1.33	1.36
Pound Sterling	0.56	0.55	0.55	0.63	0.60	0.62
Euro	0.83	0.81	0.82	0.91	0.87	0.88
Hong Kong dollar	7.80	7.78	7.79	7.80	7.78	7.79
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28

Fourth quarter
Australian dollar	1.33	1.28	1.30	1.41	1.34	1.38
Malaysian Ringgit	3.80	3.80	3.80	3.80	3.80	3.80
Singapore dollar	1.66	1.63	1.64	1.74	1.70	1.72
Thai Baht	40.85	38.89	39.71	39.94	39.66	39.84
Indonesian Rupiah	9,290.00	9,018.00	9,132.67	8,537.00	8,465.00	8,499.00
Swiss Franc	1.19	1.13	1.15	1.34	1.24	1.29
Pound Sterling	0.54	0.52	0.53	0.59	0.56	0.58
Euro	0.78	0.73	0.75	0.86	0.80	0.83
Hong Kong dollar	7.78	7.78	7.78	7.77	7.76	7.76
Renminbi	8.28	8.28	8.28	8.28	8.28	8.28

3.	Forward-Looking Statements

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

As of December 31, 2004, the Company had no open forward contracts or option contracts. The Company’s cash on hand as of December 31, 2004 was $16,493,000 of which $7,825,000 equivalent was held in various foreign currencies, such as Hong Kong dollar, Renminbi, Thai Baht, Malaysian Ringgit, Indonesian Rupiah, Singapore dollar, Euro and Pound Sterling. The U.S. dollar equivalents of the cash in foreign currencies may vary subject to exchange rate fluctuation.

The Company may elect to hedge the foreign currency risk or review the hedging strategy as and when required and the Company cannot be assured that it will not suffer losses in the future as a result of the hedging activities.

C.	Interest Rate Fluctuations

The Company’s interest expenses and income are sensitive to change in interest rates. The Company had short-term debts and long-term debts of $51,883,000 as of December 31, 2004, bearing various rates of interest, any fluctuation in the interest rate will have direct impact on the Company’s interest expenses.

The Company will be exposed to interest rate fluctuations on any borrowings under the various loan facilities and any change in interest rate could affect its results of operations and cash flows. The potential effect of a hypothetical 0.5% increase in interest rate for year 2004 outstanding indebtedness would be a reduction in net income of approximately $259,000.

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

Item 15. Controls and Procedures.

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

Although concurring with the Company’s financial statement for 2004, our independent registered public accounting firm Deloitte & Touche LLP, identified certain items described as “reportable conditions” and recommended implementation of improved financial controls. The management is taking appropriate actions to correct deficiencies in internal control over financial reporting and will employ additional resources to enable the Company to comply with the new internal control over financial reporting certification requirement which will be effective as of December 31, 2006 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The Company’s Board of Directors determined that one member of the Audit Committee, Mr. Anil Thadani, an independent executive non-director, qualifies as “Audit Committee Financial Expert” as defined by Item 401 (h) of Regulation S-Km adopted pursuant to the Securities Exchange Act of 1934. Mr. Thadani is the Chairman of Symphony Capital Partners (Asia) Limited (formerly Schroder Capital Partners (Asia) Limited), a direct investment company, which he founded in July 1992 in joint venture with the Schroders Group of the United Kingdom. Prior to this, he was the Managing Director and a founding partner of Arral & Partners Limited, a private investment company based in Hong Kong. He is also a director of numerous companies, some of which are public listed companies in Singapore, Thailand and India. Mr. Thadani has a Master’s Degree in Chemical Engineering from the University of Wisconsin, Madison, and an M.B.A. from the University of California at Berkeley.

The other member of the audit committee, Mr. Owen Price is an independent non-executive director.

Item 16B. Code of Ethics.

The Company has adopted a Business Code of Conducts and Complaint Policies in the Company.

Item 16C. Principal Accountant Fees and Services.

Deloitte & Touche LLP served as our independent registered public accounting firm in the years ended December 31,

2004 and 2003 while Deloitte Touche Tohmatsu, Hong Kong served as our independent registered public accounting firm in the year ended December 31, 2002, for which the audited financial statements appear in this 20-F report and Annual Report to Shareholders. The auditor is elected annually at the Annual General Meeting. The Audit Committee will propose in the Annual General Meeting convene on November 16, 2005 that Deloitte & Touche LLP be elected as the auditors for 2005.

The following tables set forth the aggregate fees for professional services and other services rendered by Delotte & Touche LLP and Deloitte Touche Tohmatsu to the Company in 2004 and 2003. All these fees incurred in 2004 were approved by Audit Committee.

	For the years ended December 31,
	2004	2003
Audit fees (1)	$755,534	$559,777
Audit related fees (2)	64,749	—
Tax fees (3)	196,646	196,885
Other fees (4)	—	7,680

Total	$1,016,929	$764,342

(1)	Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements and statutory financial statements of the Company’s subsidiaries. They also include fees billed for other audit services that only the independent registered public accounting firm reasonably can provide and attestation services relating to the review of documents filed with the SEC.
(2)	Audit related fees consist of fees billed for proposed initial public offering in Stock Exchange of Thailand of the Company’s Southeast Asian group of companies.
(3)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refund; tax consultations, tax advisory on transfer pricing and requests for rulings or technical advice from tax authorities; and tax planning services.
(4)	All other fees include business advisory service fees.

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

Item 16D. Exemptions from the Listing Standards for Audit Committee.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Financial statements are presented in Item 19A.

Item 18. Financial Statements.

The information required by Item 18 is contained in Item 19A.

Item 19. Financial Statements and Schedules and Exhibits.

A.	Financial Statements

The following financial statements are contained in the Annual Report to Shareholders at the pages referred to below, which pages are incorporated herein by reference:

Page
Management Report	25
Report of independent registered public accounting firm	26
Consolidated Balance Sheets as of December 31, 2004 and 2003	27-28
Consolidated Statements of Operations and Comprehensive Income for the three years ended December 31, 2004	29-30
Consolidated Statements of Cash Flows for the three years ended December 31, 2004	31-32
Consolidated Statements of Shareholders’ Equity for the three years ended December 31, 2004	33
Notes to Consolidated Financial Statements	34-60

B.	Financial Statement Schedule

No financial statement schedules are provided because the information is not required or is contained in the Notes to Consolidated Financial Statements of the Annual Report to Shareholders.

C.	Exhibit Index

Exhibit Number	Description
4.2	Twelfth Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated December 28, 2004

4.3	Press Release issued on Form 6-K filed December 22, 2004

4.4	Loan Agreement between Disposable Soft Goods Limited and Diamond Lease (Hong Kong) Limited, Orix Asia Limited, Tokyo Leasing (Hong Kong) Limited dated December 20, 2004

4.5	Eleventh Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated November 26, 2004

4.6	Loan Facility of THB67 million offered by Bank Thai (Public) Co. Ltd. to DSG International (Thailand) Ltd as at November 26, 2004

4.7	Loan Facility of THB243 million offered by Bank Thai (Public) Co. Ltd. to DSG International (Thailand) Ltd. as at November 23, 2004

4.8	Tenth Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated May 17, 2004

4.9	Machinery Loan Facility of THB200 million offered by Bank Thai (Public) Co. Ltd. to DSG International (Thailand) Ltd. as at April 27, 2004

4.10	Construction Loan Facility of THB120 million offered by Bank Thai (Public) Co. Ltd. to DSG International (Thailand) Ltd. as at April 27, 2004

4.11	Ninth Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated March 29, 2004

4.12	Eighth Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated October 15, 2003, (incorporated by reference included as Exhibit 4.1 with Form 20-F filed June 25, 2004)

4.13	Seventh Amendment to Loan Agreement between Associated Hygienic Products LLC and Wells Fargo Foothill, Inc. (formerly known as Foothill Capital Corporation) dated June 19, 2003, (incorporated by reference included as Exhibit 4.2 with Form 20-F filed June 25, 2004)

10.1	The Company’s Audit Committee Policy for Handling Financial Report Process Complaints Policy No. I-DSGILAF-003-101003, (incorporated by reference included as Exhibit 10.1 with Form 20-F filed June 25, 2004)

12.1	Certification by the Company’s Chief Financial Officer as adopted pursuant to ☐302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Company’s Chief Executive Officer as adopted pursuant to ☐302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to ☐906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to ☐906 of the Sarbanes-Oxley Act of 2002

15.1	Computation of Net Income Per Ordinary Share

15.2	2004 Annual Report to Shareholders

15.3	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Duluth, Georgia, on June 27, 2005.

DSG INTERNATIONAL LIMITED

By	/s/ PETER CHANG
Peter Chang
Chief Financial Officer