Form 20-F/A
period 2004-12-31
DSG INTERNATIONAL LTD
filed 2005-10-25
CIK 883230

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

Table of Contents

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20F/A is being filed for the purpose of amending the Item 15 of 20-F, pursuant to the comments from SEC.

Page
Item 15.	Controls and Procedures	1

Exhibit 12.1	Certification as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-l

Exhibit 12.2	Certification as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-2

Exhibit 13.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-3

Exhibit 13.2	Certification Pursuant to 8 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-4

Item 15. Controls and Procedures.

A.	Evaluation of disclosure controls and procedures

As of the end of the period covered in this annual report on Form 20-F, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (“disclosure controls”). Disclosure controls mean those controls and other procedures that are designed for the purpose of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include those controls designed to timely alert management to material information relating to its consolidated subsidiaries, required to be included in the Company’s reports filed under the Securities Act of 1934. Our Controls and procedures designed for the purpose of providing reasonable level of assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles. This evaluation was performed under the supervision and with the participation of management including our Chief Executive Officer and Chief Financial Officer.

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

In conjunction with it’s 2004 audit of our financial statements, our independent registered public accounting firm, Deloitte & Touche LLP, identified certain items they described as “reportable conditions,” relating primarily to the controls over the financial reporting process and stated that such conditions represented material weaknesses. These conditions are that the Company’s financial reporting process is concentrated within a small number of people who are separated geographically and have limited expertise in US financial reporting and disclosure requirements. It was our auditors judgment that the material weaknesses resulted in there not being a relatively low level risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company intends to implement improvements to its policies and procedures to maintain an adequate system of internal control over financial reporting. In addition, the Company is also intending to hire additional qualified resources to prepare the Company to comply with the new internal control over financial reporting certification requirements which will be effective as of December 31, 2006 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The improvements are intended to maintain an effective system of disclosure controls. However, as of the end of 2004, the reportable conditions continue to exist.

In accordance with SEC requirements, our Chief Executive Officer and Chief Financial Officer note that, since the date of their above-referenced evaluation, there have been no changes in our internal controls or in other factors that could significantly affect our internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Our Chief Executive Officer and Chief Financial Officer do not believe that the conditions represent material weaknesses based on the systems and procedures in place at December 31, 2004, along with a few dedicated senior finance/accounting staff who have been with the Company over 15 years on the average and are familiar with all facets of the Company’s operations, and have concluded that our disclosure controls are effective at a reasonable level of assurance. Notwithstanding, the Company does recognize the need to improve its resources and internal expertise in financial reporting and of disclosure requirements and are considering various options to address those issues by the end of 2005.

B.	Change in internal controls

There have been no changes in the Company’s internal controls that had a material effect or could have a material effect during the period covered by this annual report.

1

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Amendment No. 1 to the Form 20-F/A and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Duluth, Georgia, on October 25, 2005.

DSG INTERNATIONAL LIMITED

By	/s/ PETER CHANG
Peter Chang
Chief Financial Officer

2

EXHIBIT INDEX

Exhibit Number	Description

12.1	Certification by the Company’s Chief Financial Officer as adopted pursuant to ☐302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Company’s Chief Executive Officer as adopted pursuant to ☐302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to ☐906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to ☐906 of the Sarbanes-Oxley Act of 2002